
11005164

Boston
New York
Washington, DC
San Francisco
Princeton

Boston Properties 2010 Annual Report

On the Cover

John Hancock Tower
200 Clarendon Street
Boston, MA

Contents

Boston Properties, Inc., a self-administered and self-managed real estate investment trust (REIT), is one of the largest owners, managers and developers of Class A office properties in the United States, with a significant presence in five markets: Boston, Washington, DC, New York, San Francisco, and Princeton, NJ. The Company was founded in 1970 by Mortimer B. Zuckerman and Edward H. Linde in Boston, where it maintains its headquarters. Boston Properties became a public company in June 1997 and is traded on the New York Stock Exchange under the symbol "BXP."

The Company acquires, develops and manages its properties through full-service regional offices. Its property portfolio is comprised primarily of Class A office properties and also includes one hotel, two residential properties and three retail properties. Boston Properties is well-known for its in-house building management expertise and responsiveness to tenants' needs. The Company holds a superior track record in developing premium Central Business District (CBD) office buildings, suburban office centers and build-to-suit projects for the U.S. government and a diverse array of creditworthy tenants.

This Annual Report contains "forward-looking statements" within the meaning of the federal securities laws.
See the discussion under "Forward-Looking Statements" in the Form 10-K for matters to be considered in this regard.



Mortimer B. Zuckerman
Chairman of the Board and Chief Executive Officer

Douglas T. Linde
President

To Our Shareholders

Throughout our history, Boston Properties has followed a strategy of combining high-quality, iconic assets in supply-constrained markets populated with businesses that are focused on recruiting and retaining talented employees. This strategy has enabled us to become a premier owner, manager, developer and acquirer of Class A office buildings in five regions in the United States where these conditions exist. Our assets share a group of common traits that serve us very well in both strong markets and under more challenging economic conditions. We have worked to lease our buildings with the strongest tenants in each particular submarket with the belief that these companies or institutions will thrive and potentially grow even during slower economic conditions. Developing, owning and investing in the best assets gives us the opportunity to attract tenants as well as service providers and employees that want to be associated with our company.

We have focused our capital and our attention on expanding our portfolio in a manner that is consistent with our existing activities. In 2010, even in the face of limited job growth and absorption of office space in our markets, we were able to complete a significant number of transactions involving our operating portfolio and make some new investments that will strengthen our regional portfolios, enhance our future operating cash flow, provide opportunities for growth and solidify our balance sheet.

Over the last 18 months, we actively pursued the acquisition of a number of high-quality assets where high levels of leverage in the assets' capital structures combined with the sharp decline in operating fundamentals presented attractive repositioning and leasing opportunities as we anticipate the market's recovery. While the means of acquiring assets was more diverse in 2010, each of our acquisitions fit squarely within the overall quality and locational attributes of our portfolio in our existing regions. In total, Boston Properties made $1.5 billion of investment commitments during the year. The highlights are as follows:

510 Madison Avenue is a 350,000 square foot newly constructed 30-story office building located in the heart of Manhattan's Plaza District. It is the only new building built in this area of midtown in the last decade. We expect it to achieve some of the highest rents in New York City and be a building of choice for small financial service firms. Since the acquisition in September 2010, we have completed five leases totaling 43,000 square feet at rents significantly greater than our original expectations.

The John Hancock Tower is a 1.7 million square foot, 62-story office tower located in Boston's Back Bay market and is highlighted on the cover of this annual report. The building features panoramic 360 degree views and is undergoing a major capital improvement program. Along with our ownership of the 2.6 million square feet of space at the Prudential Center, we own 38% of the Class A Back Bay office market and are the only owner of space above the 27th floor. The Back Bay has recently outperformed the overall Boston CBD market place and continues to be a highly desirable location for many of the growing tenants in the Boston market.

Boston Properties' Income by Region



42% New York
23% Washington, DC
21% Boston
12% San Francisco
3% Princeton

Percentage of our Net Operating Income, which includes our share of our unconsolidated joint venture assets, for the year ended December 31, 2010.

Boston Properties Consistently Outperforms Market Leasing Rates



BXP
Market
100%
95
90
85
80
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10

Data as of December 31 of each year. Historical information is based on a weighted-average of BXP's four core markets. Market data is provided by Econometric Advisors.

Leasing Productivity



7M
6M
5M
4M
3M
2M
1M
'06 '07 '08 '09 '10

Signed leases in millions of square feet.

Bay Colony Corporate Center is a four building, one million square foot Class A office complex located in Waltham, Massachusetts. Bay Colony was once the premier asset in the market until its owner experienced financial difficulty and was unable to invest capital to retain tenants. We have begun a multi-year, multi-million dollar repositioning and reinvestment program to bring the asset back to its former position in the market. We now own more than 3.2 million square feet of space in 13 buildings in this submarket.

500 North Capitol is a 176,000 square foot building near the U.S. Capitol Building in Washington, DC. We purchased a joint venture interest in the asset and reached a new agreement with the existing partners in the building to allow for joint decision making. The building will be redeveloped upon the vacancy by its sole tenant in 2011. Within six months of taking ownership, our regional team was able to procure a 171,000 square foot long-term lease with an international law firm and achieved approval to expand the building by an additional floor to bring its total size to 231,000 square feet.

We bring a unique approach to working with existing and new tenants and their brokerage representatives, whether it is in a leasing context or with ongoing property management. In 2010, our regional operating teams completed more than 6.5 million square feet of leasing, which represented 1.5 million square feet more than our previous high which occurred in 2007. Our activity was dominated by Boston and Washington, DC, with each leasing 2.4 million square feet and where many of our transactions involved long-term commitments by new tenants on space that was to expire in 2011 and 2012. Our leasing activity in New York City was limited by the lack of vacancy and near-term availabilities across the New York portfolio. As we began 2011, the dialogue with tenants interested in our development project at 250 West 55th Street has increased. Activity in the San Francisco market lagged behind our other markets in 2010, but is now showing signs of increased activity in the CBD and the suburban markets. Some of our more noteworthy leasing transactions were as follows:

In Reston, Virginia, we won the competition for the 523,000 square foot lease for the Defense Intelligence Agency consolidation from the Department of Defense. They signed a 20-year lease on two buildings that were occupied by Lockheed Martin for the past 20 years and that have 2011 and 2012 lease expirations. Also in Reston, we completed an additional 475,000 square feet of leases to renew or replace tenants with 2011 and 2012 expirations in our Reston Town Center portfolio.

In Boston, we completed a 306,000 square foot lease with Massachusetts Financial Services (MFS) to replace a 207,000 square foot October 2011 lease expiration at 111 Huntington Avenue. This transaction required the relocation and long-term extension of three other tenants totaling 185,000 square feet. In the Boston suburbs, we completed a ten-year, 320,000 square foot renewal with Parametric Technology Corporation in Needham, and in Chelmsford we signed a ten-year, 220,000 square foot lease with Zoll Medical. In Cambridge, we completed major extensions and expansions with Google, EMC and VMware totaling 221,000 square feet, and a new lease with Microsoft for 113,000 square feet.

In New York City, we completed a 15-year, 190,000 square foot renewal and expansion with Katz Communications at 125 West 55th Street, a 108,000 square foot lease with the law firm Freshfields Bruckhaus Deringer at 601 Lexington Avenue and more than 605,000 square feet of leasing in other assets in 58 separate transactions.

As we began 2011, we completed the construction of two very significant new mixed-use developments that will stabilize over the next 12 months and generate additional long-term income. In January 2011, Wellington Management took occupancy of its 450,000 square foot premises at Atlantic Wharf in Boston, which is a 31-story tower. We are now 79% leased on this 790,000 square foot office project and will be delivering 86 residential units this summer. In Washington, DC, the first tenant moved into 2200 Pennsylvania Avenue, our 460,000 square foot project which is now 85% leased. The 50,000 square foot retail component and the 335 apartments will be opening this spring. These two mixed-use projects represent $1 billion of new investment.

Our capital markets team was also very active during the year and we were able to refinance and extend a number of secured and unsecured debt facilities in a very favorable interest rate and credit environment. We completed two 10.5 year unsecured bond deals totaling $1.55 billion. The first transaction in April had a coupon of 5.625% and the second offering completed in November had a coupon of 4.125%. In conjunction with these financings, we repaid $502 million of secured mortgages with maturities of under one year and redeemed $700 million of our senior notes that mature in 2013 and $236 million of our exchangeable senior notes that the holders have the right to cause us to repurchase in 2012. In addition, we completed three ten-year financings and two five-year loans to replace expiring secured loans on our joint venture properties totaling $720 million. We ended the year with total consolidated debt of $7.8 billion, a total consolidated market capitalization of $21.8 billion, available cash on our balance sheet of $479 million and virtually full availability of our $1 billion line of credit.

Since becoming a public company in 1997, Boston Properties has produced an annualized total return for its shareholders of 16%. In 2010, we had a very strong year, achieving a total return to shareholders of 32%. Over the past five years, our total return to shareholders has been 52%, ranking us first within a selective office REIT peer group that we use in assessing performance, whose average total return to shareholders for the same period was -0.49%. Over the same period, the total return to shareholders for the entire NAREIT Equity REIT Index was 16%. We are pleased to have paid $2.00 per share in regular dividends and are proud of our financial performance as we continue to take actions that will position us for growth in the future.

Finally, we would like to acknowledge and thank each of our employees for their contributions to our record leasing year, large-scale acquisitions, development completions, capital markets activities and the maintenance of the highest quality portfolio of office buildings. Our continued success is attributable to their expertise, thoughtfulness and dedication to Boston Properties, as we are recognized as one of the most successful office owners, developers and managers in the United States.





Mortimer B. Zuckerman
Chairman of the Board and
Chief Executive Officer

Douglas T. Linde
President

Boston Properties' Total Return to Shareholders


$200.00
$150.00
$100.00
$50.00
BXP
S&P 500
Equity REIT Index
'05
'06
'07
'08
'09
'10

The graph assumes an investment of $100 on December 31, 2005 and the reinvestment of dividends. Data shown is based on the share price or index values, as applicable, as of December 31 of each year shown. Source: NAREIT

Boston Properties' Total Consolidated Market Capitalization

In Billions


$14.0 Equity
$4.8 Unsecured Debt
$3.0 Secured Debt

Amounts are as of December 31, 2010 and exclude unconsolidated joint venture debt.







Acquisitions

Our acquisition philosophy involves accumulating the highest quality assets in premier locations and supply constrained markets. Our focus is to acquire and manage buildings for the long term, where we can enhance the value of the asset through active property management and proactive leasing. In 2010, we specifically targeted assets with challenged capital structures which fit our criteria and provide for a competitive advantage in each of our regions. Our investment commitment of $1.5 billion is a testament to our acquisition acumen, regional expertise and disciplined approach, enabling us to enhance our portfolio and future performance.

Pictured left: John Hancock Tower, Boston, MA; Top right: 510 Madison Avenue, New York, NY; Bottom right: Bay Colony Corporate Center, Waltham, MA







Development

Our strong regional relationships, recognized development expertise and our organizational depth enable us to capitalize on unique development opportunities. 2010 was a significant year in our development pipeline. We completed a 356,000 square foot office building in Weston, MA and at the end of 2010, we were nearing the completion of our two new mixed-use developments in Boston, MA and Washington, DC, which in aggregate represent an additional 2 million square feet and a total of $1.1 billion of new investments.

Pictured left: Atlantic Wharf, Boston, MA; Top right: Weston Corporate Center, Weston, MA; Bottom right: 2200 Pennsylvania Avenue, Washington, DC







Property Portfolio

As of December 31, 2010, the Company's portfolio consisted of 146 properties, comprised primarily of Class A office space, one hotel, two residential properties and three retail properties, aggregating approximately 39.9 million square feet, including five properties under construction totaling 2.0 million square feet. In addition, the Company has structured parking for vehicles containing approximately 13.7 million square feet. The overall percentage of leased space for the 140 properties in service as of December 31, 2010 was 93.2%.

Pictured left: Times Square Tower, New York, NY; Top right: 111 Huntington Avenue, Boston, MA; Lower right: 505 9th Street, NW, Washington, DC

Opposite page, top left: Embarcadero Center, San Francisco, CA; Top right: 599 Lexington Avenue, New York, NY; Bottom left: South of Market, Reston, VA; Bottom right: 230 CityPoint, Waltham, MA






Board of Directors



Mortimer B. Zuckerman
Chairman of the Board and Chief Executive Officer



Douglas T. Linde
President



Lawrence S. Bacow
President of Tufts University



Zoë Baird
President of The Markle Foundation



Carol B. Einiger
President of Post Rock Advisors, LLC



Dr. Jacob A. Frenkel
Chairman of JPMorgan Chase International



Matthew J. Lustig
Vice Chairman of US Investment Banking, Lazard Fréres & Co.



Alan J. Patricof
Managing Director of Greycroft LLC



Martin Turchin
Vice Chairman of CB Richard Ellis



David A. Twardock
President of Prudential Mortgage Capital Company, LLC

Officers

Executive Officers

Mortimer B. Zuckerman
Chairman of the Board and Chief Executive Officer

Douglas T. Linde
President

E. Mitchell Norville
Executive Vice President and Chief Operating Officer

Raymond A. Ritchey
Executive Vice President and National Director of Acquisitions and Development

Michael E. LaBelle
Senior Vice President and Chief Financial Officer

Peter D. Johnston
Senior Vice President and Regional Manager of Washington, DC Office

Bryan J. Koop
Senior Vice President and Regional Manager of Boston Office

Mitchell S. Landis
Senior Vice President and Regional Manager of Princeton Office

Robert E. Pester
Senior Vice President and Regional Manager of San Francisco Office

Robert E. Selsam
Senior Vice President and Regional Manager of New York Office

Senior Officers

John K. Brandbergh
Senior Vice President Leasing – Princeton

Frank D. Burt
Senior Vice President and General Counsel

Michael A. Cantalupa
Senior Vice President Development – Boston

Bruce L. Christman
Senior Vice President and Regional General Counsel - Washington, DC

Steven R. Colvin
Senior Vice President Property Management – San Francisco

Frederick J. DeAngelis
Senior Vice President and Senior Counsel – Boston

Rodney C. Diehl
Senior Vice President Leasing – San Francisco

Amy C. Gindel
Senior Vice President Finance and Planning

Thomas L. Hill
Senior Vice President Property Management – New York

Jonathan L. Kaylor
Senior Vice President Leasing – Washington, DC

Eric G. Kevorkian
Senior Vice President and Senior Corporate Counsel

Jonathan B. Kurtis
Senior Vice President Construction – Washington, DC

Andrew D. Levin
Senior Vice President Leasing – New York

Matthew W. Mayer
Senior Vice President and Regional General Counsel – New York

Laura D. McNulty
Senior Vice President Property Management – Washington, DC

David C. Provost
Senior Vice President Leasing – Boston

Jonathan S. Randall
Senior Vice President Construction – Boston

Robert A. Schubert
Senior Vice President Construction – New York

Peter V. See
Senior Vice President Property Management – Boston

Robert A. Silpe
Senior Vice President Development – New York

Kenneth F. Simmons
Senior Vice President Development – Washington, DC

Madeleine C. Timin
Senior Vice President and Regional General Counsel – Boston

Michael R. Walsh
Senior Vice President Finance

James J. Whalen, Jr.
Senior Vice President and Chief Information Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-13087

BOSTON PROPERTIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**04-2473675**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**
Prudential Center, 800 Boylston Street, Suite 1900 Boston, Massachusetts	**02199-8103**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (617) 236-3300

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, par value $.01 per share	New York Stock Exchange
Preferred Stock Purchase Rights	

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2010, the aggregate market value of the 136,327,099 shares of common stock held by non-affiliates of the Registrant was $9,725,575,243 based upon the last reported sale price of $71.34 per share on the New York Stock Exchange on June 30, 2010. (For this computation, the Registrant has excluded the market value of all shares of Common Stock reported as beneficially owned by executive officers and directors of the Registrant; such exclusion shall not be deemed to constitute an admission that any such person is an affiliate of the Registrant.)

As of February 18, 2011, there were 141,864,497 shares of Common Stock outstanding.

Certain information contained in the Registrant's Proxy Statement relating to its Annual Meeting of Stockholders to be held May 17, 2011 is incorporated by reference in Items 10, 11, 12, 13 and 14 of Part III. The Registrant intends to file such Proxy Statement with the Securities and Exchange Commission not later than 120 days after the end of its fiscal year ended December 31, 2010.

TABLE OF CONTENTS

PART I

Item 1. *Business*

General

As used herein, the terms "we," "us," "our" and the "Company" refer to Boston Properties, Inc., a Delaware corporation organized in 1997, individually or together with its subsidiaries, including Boston Properties Limited Partnership, a Delaware limited partnership, and our predecessors. We are a fully integrated, self-administered and self-managed real estate investment trust, or "REIT," and one of the largest owners and developers of office properties in the United States.

Our properties are concentrated in five markets—Boston, Washington, DC, midtown Manhattan, San Francisco and Princeton, NJ. We conduct substantially all of our business through our subsidiary, Boston Properties Limited Partnership. At December 31, 2010, we owned or had interests in 146 properties, totaling approximately 39.9 million net rentable square feet, including five properties under construction totaling approximately 2.0 million net rentable square feet. In addition, we had structured parking for approximately 40,664 vehicles containing approximately 13.7 million square feet. Our properties consisted of:

- 140 office properties including 121 Class A office properties (including three properties under construction) and 19 Office/Technical properties;
- one hotel;
- three retail properties; and
- two residential properties (both of which are under construction).

We own or control undeveloped land totaling approximately 513.3 acres, which could support approximately 12.8 million square feet of additional development. In addition, we have a noncontrolling interest in the Boston Properties Office Value-Added Fund, L.P., which we refer to as the "Value-Added Fund," which is a strategic partnership with two institutional investors through which we have pursued the acquisition of assets within our existing markets that have deficiencies in property characteristics that provide an opportunity to create value through repositioning, refurbishment or renovation. Our investments through the Value-Added Fund are not included in our portfolio information tables or any other portfolio level statistics. At December 31, 2010, the Value-Added Fund had investments in an office property in Chelmsford, Massachusetts and complexes in Mountain View, California.

We consider Class A office properties to be centrally-located buildings that are professionally managed and maintained, attract high-quality tenants and command upper-tier rental rates, and that are modern structures or have been modernized to compete with newer buildings. We consider Office/Technical properties to be properties that support office, research and development, laboratory and other technical uses. Our definitions of Class A office and Office/Technical properties may be different than those used by other companies.

We are a full-service real estate company, with substantial in-house expertise and resources in acquisitions, development, financing, capital markets, construction management, property management, marketing, leasing, accounting, tax and legal services. As of December 31, 2010, we had approximately 680 employees. Our thirty-four senior officers have an average of twenty-six years experience in the real estate industry, including an average of sixteen years of experience with us. Our principal executive office and Boston regional office is located at The Prudential Center, 800 Boylston Street, Suite 1900, Boston, Massachusetts 02199 and our telephone number is (617) 236-3300. In addition, we have regional offices at 505 9th Street, NW, Washington, DC 20004; 599 Lexington Avenue, New York, New York 10022; Four Embarcadero Center, San Francisco, California 94111; and 302 Carnegie Center, Princeton, New Jersey 08540.

Our Web site is located at http://www.bostonproperties.com. On our Web site, you can obtain a free copy of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission, or the SEC. The name "Boston Properties" and our logo (consisting of a stylized "b") are registered service marks of Boston Properties Limited Partnership.

Boston Properties Limited Partnership

Boston Properties Limited Partnership, or BPLP or our Operating Partnership, is a Delaware limited partnership, and the entity through which we conduct substantially all of our business and own, either directly or through subsidiaries, substantially all of our assets. We are the sole general partner and, as of February 18, 2011, the owner of approximately 86.3% of the economic interests in BPLP. Economic interest was calculated as the number of common partnership units of BPLP owned by the Company as a percentage of the sum of (1) the actual aggregate number of outstanding common partnership units of BPLP, (2) the number of common partnership units issuable upon conversion of outstanding preferred partnership units of BPLP and (3) the number of common units issuable upon conversion of all outstanding long term incentive plan units of BPLP, or LTIP Units, other than LTIP Units issued in the form of 2011 Outperformance Awards ("2011 OPP Awards"), assuming all conditions have been met for the conversion of the LTIP Units. An LTIP Unit is generally the economic equivalent of a share of our restricted common stock, although LTIP Units issued in the form of 2011 OPP Awards are only entitled to receive one-tenth ($1/10^{th}$) of the regular quarterly distributions (and no special distributions) prior to being earned. Our general and limited partnership interests in BPLP entitle us to share in cash distributions from, and in the profits and losses of, BPLP in proportion to our percentage interest and entitle us to vote on all matters requiring a vote of the limited partners. The other limited partners of BPLP are persons who contributed their direct or indirect interests in properties to BPLP in exchange for common units or preferred units of limited partnership interest in BPLP or recipients of LTIP Units pursuant to the Second Amendment and Restatement of our 1997 Stock Option and Incentive Plan (the "1997 Plan"). Under the limited partnership agreement of BPLP, unitholders may present their common units of BPLP for redemption at any time (subject to restrictions agreed upon at the time of issuance of the units that may restrict such right for a period of time, generally one year from issuance). Upon presentation of a unit for redemption, BPLP must redeem the unit for cash equal to the then value of a share of our common stock. In lieu of cash redemption by BPLP, however, we may elect to acquire any common units so tendered by issuing shares of our common stock in exchange for the common units. If we so elect, our common stock will be exchanged for common units on a one-for-one basis. This one-for-one exchange ratio is subject to specified adjustments to prevent dilution. We generally expect that we will elect to issue our common stock in connection with each such presentation for redemption rather than having BPLP pay cash. With each such exchange or redemption, our percentage ownership in BPLP will increase. In addition, whenever we issue shares of our common stock other than to acquire common units of BPLP, we must contribute any net proceeds we receive to BPLP and BPLP must issue to us an equivalent number of common units of BPLP. This structure is commonly referred to as an umbrella partnership REIT, or "UPREIT."

Preferred units of BPLP have the rights, preferences and other privileges, including the right to convert into common units of BPLP, as are set forth in an amendment to the limited partnership agreement of BPLP. As of December 31, 2010 and February 18, 2011, BPLP had one series of its preferred units outstanding. The Series Two Preferred Units have a liquidation preference of $50.00 per unit (or an aggregate of approximately $55.7 million at December 31, 2010 and February 18, 2011). The Series Two Preferred Units are convertible, at the holder's election, into common units at a conversion price of $38.10 per common unit (equivalent to a ratio of 1.312336 common units per Series Two Preferred Unit). Distributions on the Series Two Preferred Units are payable quarterly and, unless the greater rate described in the next sentence applies, accrue at 6.0% per annum. If distributions on the number of OP Units into which the Series Two Preferred Units are convertible are greater than distributions calculated using the rate described in the preceding sentence for the applicable quarterly period, then the greater distributions are payable instead. The holders of Series Two Preferred Units have the right to require BPLP to redeem their units for cash at the redemption price of $50.00 per unit on May 12, 2011, May 14, 2012, May 14, 2013 and May 12, 2014. The maximum number of units that may be required to be redeemed from all holders on each of these dates is 1,007,662, which is one-sixth of the number of Series Two

Preferred Units that were originally issued. The holders had the right to have their Series Two Preferred Units redeemed for cash as of May 12, 2009 and May 12, 2010, although no holder exercised such right. BPLP also has the right, under certain conditions and at certain times, to redeem Series Two Preferred Units for cash and to convert into OP Units any Series Two Preferred Units that are not redeemed when they are eligible for redemption.

Transactions During 2010

Acquisitions

On July 1, 2010, we acquired the mortgage loan collateralized by a land parcel zoned for residential use located in Reston, Virginia for approximately $20.3 million. In connection with the acquisition of the loan, we entered into a forbearance agreement pursuant to which we obtained the fee interest in the land by deed in lieu of foreclosure.

On September 24, 2010, we acquired fee title to 510 Madison Avenue in New York City for a purchase price of approximately $287.0 million. In connection with the acquisition, we also incurred approximately $1.5 million of acquisition costs that were expensed during the year ended December 31, 2010. Previously, on August 10, 2010, we had acquired the junior mezzanine loan that was secured by a pledge of a subordinate ownership interest in the property for a purchase price of approximately $22.5 million. 510 Madison Avenue is an approximately 347,000 square foot Class A office tower, which is currently under development. In connection with the acquisition, we assumed the mortgage loan totaling approximately $202.6 million and, at closing, we caused the assignment of the mortgage to a new lender and subsequently increased the amount borrowed to $267.5 million. This amount is fully secured by cash deposits included within "Cash Held in Escrows" in our Consolidated Balance Sheets. The mortgage financing bears interest at a variable rate equal to LIBOR plus 0.30% per annum and matures on February 24, 2012.

On September 27, 2010, we entered into an agreement to acquire Bay Colony Corporate Center in Waltham, Massachusetts. On February 1, 2011, we completed the acquisition for an aggregate purchase price of approximately $185.0 million. The purchase price consisted of approximately $41.1 million of cash and the assumption of approximately $143.9 million of indebtedness. The assumed debt is a securitized senior mortgage loan that bears interest at a fixed rate of 6.53% per annum and matures on June 11, 2012. The loan requires interest-only payments with a balloon payment due at maturity. Bay Colony Corporate Center is an approximately 1,000,000 net rentable square foot, four-building Class A office park situated on a 58-acre site in Waltham, Massachusetts.

On December 29, 2010, we completed the acquisition of the John Hancock Tower and Garage in Boston, Massachusetts for an aggregate purchase price of approximately $930.0 million. The purchase price consisted of approximately $289.5 million of cash and the assumption of approximately $640.5 million of indebtedness. The assumed debt is a securitized senior mortgage loan that bears interest at a fixed rate of 5.68% per annum and matures on January 6, 2017. The loan requires interest-only payments with a balloon payment due at maturity. In connection with the acquisition, we incurred an aggregate of approximately $0.9 million of acquisition costs that were expensed during the year ended December 31, 2010. The John Hancock Tower is an iconic 62-story, approximately 1,700,000 rentable square foot office tower located in the heart of Boston's Back Bay neighborhood. The garage is an eight-level, 2,013 space parking facility. The seller has agreed to (1) fund the cost of and complete certain capital projects and (2) fund the cost of certain tenant improvements, both of which are currently underway, totaling approximately $46.0 million. Refer to Note 3 to the Consolidated Financial Statements.

Dispositions

On April 14, 2008, we sold a parcel of land located in Washington, DC for approximately $33.7 million. We had previously entered into a development management agreement with the buyer to develop a Class A office property on the parcel totaling approximately 165,000 net rentable square feet. Due to our involvement in the construction of the project, the gain on sale was deferred and has been recognized over the project construction period generally based on the percentage of total project costs incurred to estimated total project costs. During the year ended December 31, 2010, we completed construction of the project and recognized the remaining gain on sale totaling approximately $1.8 million. We have recognized a cumulative gain on sale of approximately $23.4 million.

On May 5, 2010, we satisfied the requirements of our master lease agreement related to the 2006 sale of 280 Park Avenue in New York City, resulting in the recognition of the remaining deferred gain on sale of real estate totaling approximately $1.0 million. Following the satisfaction of the master lease agreement, the buyer terminated the property management and leasing agreement entered into at the time of the sale, resulting in the recognition of non-cash deferred management fees totaling approximately $12.2 million.

Developments

On February 6, 2009, we announced that we were suspending construction on our 1,000,000 square foot project at 250 West 55th Street in New York City. During the year ended December 31, 2009, we recognized costs aggregating approximately $27.8 million related to the suspension of development, which amount included a $20.0 million contractual amount due pursuant to a lease agreement. During December 2009, we completed the construction of foundations and steel/deck to grade to facilitate a restart of construction in the future and as a result ceased interest capitalization on the project. On January 19, 2010, we paid $12.8 million related to the termination of the lease agreement. As a result, we recognized approximately $7.2 million of income during the year ended December 31, 2010.

On June 1, 2010, we placed in-service Weston Corporate Center, an approximately 356,000 net rentable square foot Class A office property located in Weston, Massachusetts. The property is 100% leased.

On October 20, 2010, we closed a transaction with a financial institution (the "HTC Investor") related to the historic rehabilitation of the residential component of our Atlantic Wharf development in Boston, Massachusetts (the "residential project"). The residential project is expected to result in the development of approximately 86 units of residential rental apartments and approximately 10,000 square feet of retail space. Because, as a REIT, we may not take full advantage of available historic tax credits, we admitted the HTC Investor as a partner in the residential project. The HTC Investor has agreed to contribute an aggregate of approximately $14 million to the project in three installments in 2010 and 2011, subject to our achievement of certain conditions that include construction milestones and our compliance with the federal rehabilitation regulations. In exchange for its contribution, the HTC Investor will receive substantially all of the benefits derived from the tax credits.

As of December 31, 2010, we had five projects under construction comprised of three office properties and two residential properties, which aggregate approximately 2.0 million square feet. We estimate the total investment to complete these projects, in the aggregate, to be approximately $1.4 billion of which we had already invested approximately $1.1 billion as of December 31, 2010. The investment through December 31, 2010 and estimated total investment for our properties under construction as of December 31, 2010 are detailed below (in thousands):

Construction Properties	Estimated Stabilization Date	Location	Investment to Date(1)	Estimated Total Investment(1)
Office				
Atlantic Wharf	First Quarter, 2012	Boston, MA	$ 503,799	$ 552,900
2200 Pennsylvania Avenue	Second Quarter, 2012	Washington, DC	137,291	230,000
510 Madison Avenue	Fourth Quarter, 2012	New York, NY	319,071	375,000
Total Office Properties under Construction			$ 960,161	$1,157,900
Residential				
Atlantic Wharf – Residential (86 units)	Second Quarter, 2012	Boston, MA	$ 35,495	$ 47,100
Atlantic Wharf – Retail(2)				
2221 I Street, NW—Residential (335 units)	Third Quarter, 2012	Washington, DC	81,874	150,000
2221 Street, NW—Retail				
Total Residential Properties under Construction			$ 117,369	$ 197,100
Total Properties under Construction			$1,077,530	$1,355,000

(1) Includes net revenue during lease up period and approximately $51.6 million of construction and leasing commission accruals.

(2) Project costs includes residential and retail components. Estimated total investment is net of $12.0 million of anticipated net proceeds from the sale of Federal historic tax credits.

Secured Debt Transactions

On June 15, 2010, we used available cash to repay the mortgage loan collateralized by our Eight Cambridge Center property located in Cambridge, Massachusetts totaling approximately $22.6 million. The mortgage loan bore interest at a fixed rate of 7.73% per annum and was scheduled to mature on July 15, 2010. There was no prepayment penalty.

On July 1, 2010, we used available cash to repay the mortgage loans collateralized by our 202, 206 & 214 Carnegie Center properties located in Princeton, New Jersey totaling approximately $55.8 million. The mortgage loans bore interest at a fixed rate of 8.13% per annum and were scheduled to mature on October 1, 2010. There were no prepayment penalties.

On August 1, 2010, we modified the mortgage loan collateralized by our Reservoir Place property located in Waltham, Massachusetts. The mortgage loan totaling $50.0 million bore interest at a variable rate equal to LIBOR plus 3.85% per annum and matures on July 30, 2014. The modification reduced the interest rate to a variable rate equal to Eurodollar plus 2.20% per annum. All other terms of the mortgage loan remain unchanged.

On September 24, 2010, in connection with the acquisition of 510 Madison Avenue in New York City, we assumed the mortgage loan totaling approximately $202.6 million and at closing caused the assignment of the mortgage to a new lender and subsequently increased the amount borrowed to $267.5 million. This amount is fully secured by cash deposits included within "Cash Held in Escrows" in our Consolidated Balance Sheets. The mortgage financing bears interest at a variable rate equal to LIBOR plus 0.30% per annum and matures on February 24, 2012.

On October 1, 2010, we modified our construction loan facility collateralized by our Atlantic Wharf development project in Boston, Massachusetts. The construction loan facility bears interest at a variable rate equal to LIBOR plus 3.00% per annum and matures on April 21, 2012 with two, one-year extension options, subject to certain conditions. The modification consisted of releasing from collateral the residential component and ground floor retail included in the "Russia Building" and reducing the loan commitment from $215.0 million to $192.5 million. All other terms of the mortgage loan remain unchanged. We have not drawn any amounts under the facility.

On October 20, 2010, we used available cash to repay the mortgage loan collateralized by our South of Market property located in Reston, Virginia totaling approximately $188.0 million. The mortgage loan bore interest at a variable rate equal to LIBOR plus 1.00% per annum and was scheduled to mature on November 21, 2010. There was no prepayment penalty.

On October 20, 2010, we used available cash to repay the mortgage loan collateralized by our Democracy Tower property located in Reston, Virginia totaling approximately $59.8 million. The mortgage loan bore interest at a variable rate equal to LIBOR plus 1.75% per annum and was scheduled to mature on December 19, 2010. There was no prepayment penalty.

On November 1, 2010, we used available cash to repay the mortgage loan collateralized by our 10 & 20 Burlington Mall Road property located in Burlington, Massachusetts and 91 Hartwell Avenue property located in Lexington, Massachusetts totaling approximately $32.8 million. The mortgage loan bore interest at a fixed rate of 7.25% per annum and was scheduled to mature on October 1, 2011. We paid a prepayment penalty totaling approximately $0.3 million associated with the repayment.

On November 1, 2010, we used available cash to repay the mortgage loan collateralized by our 1330 Connecticut Avenue property located in Washington, DC totaling approximately $45.0 million. The mortgage loan bore interest at a fixed rate of 7.58% per annum and was scheduled to mature on February 26, 2011. There was no prepayment penalty.

On December 23, 2010, we used available cash to repay the mortgage loan collateralized by our Wisconsin Place Office property totaling approximately $97.2 million. The mortgage loan bore interest at a variable rate equal to LIBOR plus 1.10% per annum and was scheduled to mature on January 29, 2011. There was no prepayment penalty.

On December 29, 2010, in connection with our acquisition of the John Hancock Tower and Garage in Boston, Massachusetts, we assumed the mortgage loan collateralized by the property totaling approximately $640.5 million. The assumed debt is a securitized senior mortgage loan that requires interest-only payments with a balloon payment due at maturity. Pursuant to the provisions of Accounting Standards Codification ("ASC") 805, the assumed mortgage loan, which bears contractual interest at a fixed rate of 5.68% per annum and matures on January 6, 2017, was recorded at its fair value of approximately $663.4 million using an effective interest rate of 5.00% per annum.

Unsecured Senior Notes

On April 19, 2010, our Operating Partnership completed a public offering of $700.0 million in aggregate principal amount of its 5.625% senior notes due 2020. The notes were priced at 99.891% of the principal amount to yield 5.708% to maturity. The aggregate net proceeds to our Operating Partnership, after deducting underwriter discounts and offering expenses, were approximately $693.5 million. The notes mature on November 15, 2020, unless earlier redeemed. On April 7, 2010, in connection with the offering, we entered into two treasury lock agreements to fix the 10-year U.S. Treasury rate (which was used as a reference security in pricing) at 3.873% per annum on notional amounts aggregating $350.0 million. We subsequently cash-settled the treasury lock agreements and received approximately $0.4 million, which amount will be recognized as a reduction to our interest expense over the term of the notes.

On November 18, 2010, our Operating Partnership completed a public offering of $850.0 million in aggregate principal amount of its 4.125% senior notes due 2021. The notes were priced at 99.26% of the principal amount to yield 4.289% to maturity. The aggregate net proceeds to our Operating Partnership, after deducting underwriter discounts and offering expenses, were approximately $836.9 million. The notes mature on May 15, 2021, unless earlier redeemed.

On December 12, 2010, our Operating Partnership completed the redemption of $700.0 million in aggregate principal amount of its 6.25% senior notes due 2013. The redemption price was determined in accordance with the applicable indenture and was approximately $793.1 million. The redemption price included approximately $17.9 million of accrued and unpaid interest to, but not including, the redemption date. Excluding such accrued and unpaid interest, the redemption price was approximately 110.75% of the principal amount being redeemed. In addition, on November 29, 2010, we entered into two treasury lock agreements to fix the yield on the U.S. Treasury issue used in determining the redemption price on notional amounts aggregating $700.0 million. On December 9, 2010, we cash-settled the treasury lock agreements and paid approximately $2.1 million. As a result of the payment of the redemption premium, the settlement of the treasury locks and the write-off of deferred financing costs, we recognized an aggregate loss on early extinguishment of debt of approximately $79.3 million. Following the partial redemption, there is an aggregate of $225.0 million of these notes outstanding.

Unsecured Exchangeable Senior Notes

During the year ended December 31, 2010, our Operating Partnership repurchased approximately $236.3 million aggregate principal amount of its 2.875% exchangeable senior notes due 2037, which the holders may require our Operating Partnership to repurchase in February 2012, for approximately $236.6 million. The repurchased notes had an aggregate allocated liability and equity value of approximately $225.7 million and $0.4 million, respectively, at the time of repurchase resulting in the recognition of a loss on early extinguishment of debt of approximately $10.5 million during the year ended December 31, 2010. There remains an aggregate of approximately $626.2 million of these notes outstanding.

Unsecured Line of Credit

Effective as of August 3, 2010, the maturity date under our Operating Partnership's $1.0 billion unsecured line of credit was extended to August 3, 2011. All other terms of the unsecured line of credit remain unchanged.

Equity Transactions

During the year ended December 31, 2010, we acquired an aggregate of 591,900 common units of limited partnership interest, including 99,139 common units issued upon the conversion of LTIP units, presented by the holders for redemption, in exchange for an equal number of shares of common stock. During the year ended December 31, 2010, we issued 638,957 shares of common stock as a result of stock options being exercised.

Noncontrolling interests in property partnerships

On December 23, 2010, we acquired the outside member's 33.3% equity interest in our consolidated joint venture entity that owns the Wisconsin Place Office property located in Chevy Chase, Maryland for cash of approximately $25.5 million. The acquisition was accounted for as an equity transaction. The difference between the purchase price and the carrying value of the outside member's equity interest, totaling approximately $19.1 million, reduced additional paid-in capital in our Consolidated Balance Sheets.

Investments in Unconsolidated Joint Ventures

On March 1, 2010, a joint venture in which we have a 60% interest refinanced at maturity its mortgage loan collateralized by 125 West 55th Street located in New York City. The mortgage loan totaling $200.0 million bore interest at a fixed rate of 5.75% per annum. The new mortgage loan totaling $207.0 million bears interest at a fixed rate of 6.09% per annum and was scheduled to mature on March 10, 2015. On July 23, 2010, the joint venture modified the mortgage loan by extending the maturity date of the loan to March 10, 2020. All other terms of the mortgage loan remain unchanged. In connection with the new mortgage loan, we have guaranteed the joint venture's obligation to fund an escrow related to certain lease rollover costs in lieu of an initial cash deposit for the full amount. The maximum funding obligation under the guarantee was $21.3 million. At closing, the joint venture funded a $10.0 million cash deposit into the escrow account and the remaining $11.3 million will be further reduced with scheduled monthly deposits into the escrow account from operating cash flows. As of December 31, 2010, the maximum funding obligation under the guarantee was approximately $7.2 million. We earn a fee from the joint venture for providing the guarantee and have an agreement with the outside partners to reimburse the joint venture for their share of any payments made under the guarantee. In addition, on February 25, 2010, the joint venture repaid outstanding mezzanine loans totaling $63.5 million utilizing available cash and cash contributions from the joint venture's partners on a pro rata basis. The mezzanine loans bore interest at a weighted-average fixed rate of approximately 7.81% per annum and were scheduled to mature on March 1, 2010.

On April 1, 2010, we acquired a 30% interest in a joint venture entity that owns 500 North Capitol Street, NW located in Washington, DC. 500 North Capitol Street is an approximately 176,000 net rentable square foot office property that is fully-leased to a single tenant through March 25, 2011. The joint venture currently intends to remove the property from service and redevelop the property following the lease expiration. On April 1, 2010, the joint venture entity refinanced at maturity the mortgage loan collateralized by the property totaling approximately $26.8 million. The new mortgage loan totaling $22.0 million bears interest at a variable rate equal to the greater of (1) the prime rate, as defined in the loan agreement, or (2) 5.75% per annum. The loan currently bears interest at 5.75% per annum and matures on March 31, 2013. Our investment in the joint venture totaling approximately $1.9 million was financed with cash contributions to the venture totaling approximately $1.4 million and the issuance to the seller of 5,906 OP Units.

On April 9, 2010, a joint venture in which we have a 60% interest refinanced its mortgage loan collateralized by Two Grand Central Tower located in New York City. The previous mortgage loan totaling $190.0 million bore interest at a fixed rate of 5.10% per annum and was scheduled to mature on July 11, 2010. The new mortgage loan totaling $180.0 million bears interest at a fixed rate of 6.00% per annum and matures on April 10, 2015. In connection with the refinancing, the joint venture repaid $10.0 million of the previous mortgage loan utilizing cash contributions from the joint venture's partners on a pro rata basis.

On April 16, 2010, a joint venture in which we have a 51% interest refinanced its mortgage loan collateralized by Metropolitan Square located in Washington, DC. The previous mortgage loan totaling approximately $123.6 million bore interest at a fixed rate of 8.23% per annum and was scheduled to mature on May 1, 2010. The new mortgage loan totaling $175.0 million bears interest at a fixed rate of 5.75% per annum and matures on May 5, 2020. On April 26, 2010, the joint venture distributed excess loan proceeds to the partners totaling approximately $49.0 million, of which our share was approximately $25.0 million.

On June 15, 2010, a joint venture in which we have a 50% interest repaid the mortgage loan collateralized by land parcels at its site at Eighth Avenue and 46th Street in New York City utilizing cash contributions from the joint venture's partners on a pro rata basis. In addition, the joint venture completed an exchange of land parcels with a third party and received land parcels and development rights valued at approximately $6.4 million in exchange for a land parcel valued at approximately $5.4 million and cash of approximately $1.0 million.

On September 12, 2010, a joint venture in which we have a 50% interest exercised its right to extend the maturity date of its mortgage loan collateralized by Annapolis Junction located in Annapolis, Maryland. The mortgage loan totaling $42.7 million now matures on September 12, 2011 and bears interest at a variable rate equal to LIBOR plus 1.00% per annum. The mortgage loan includes an additional one-year extension option, subject to certain conditions. All other terms of the mortgage loan remain unchanged.

On September 20, 2010, a joint venture in which we have a 50% interest refinanced its mortgage loan collateralized by Market Square North located in Washington, DC. The previous mortgage loan totaling approximately $81.1 million bore interest at a fixed rate of 7.70% per annum and was scheduled to mature on December 19, 2010. The new mortgage loan totaling $130.0 million bears interest at a fixed rate of 4.85% per annum and matures on October 1, 2020. On October 22, 2010, the joint venture distributed excess loan proceeds to the partners totaling approximately $40.8 million, of which our share was approximately $20.4 million.

On October 21, 2010, our Value-Added Fund conveyed the fee simple title to its One and Two Circle Star Way properties and paid $3.8 million to the lender in satisfaction of its outstanding obligations under the existing mortgage loan and guarantee. Our Value-Added Fund recognized a net gain on early extinguishment of debt totaling approximately $17.9 million. We had previously recognized impairment losses on our investment in the Value-Added Fund. The mortgage loan had an outstanding principal amount of $42.0 million, bore interest at a fixed rate of 6.57% per annum and was scheduled to mature on September 1, 2013. The Value-Added Fund had guaranteed the payment of (1) an aggregate of approximately $5.0 million of unfunded tenant improvement costs and leasing commissions and (2) one year of real estate taxes. We had an effective ownership interest of 25% in the One and Two Circle Star Way properties.

On December 23, 2010, we sold our 5.0% equity interest in our unconsolidated joint venture entity that owned the retail portion of the Wisconsin Place mixed-use property for approximately $1.4 million of cash, resulting in the recognition of a gain of approximately $0.6 million, which amount is included within income (loss) from unconsolidated joint ventures within our Consolidated Statements of Operations.

Business and Growth Strategies

Business Strategy

Our primary business objective is to maximize return on investment so as to provide our investors with the greatest possible total return. Our strategy to achieve this objective is:

- to concentrate on a few carefully selected geographic markets, including Boston, Washington, DC, midtown Manhattan, San Francisco and Princeton, NJ, and to be one of the leading, if not the leading, owners and developers in each of those markets. We select markets and submarkets where tenants have demonstrated a preference for high-quality office buildings and other facilities;
- to emphasize markets and submarkets within those markets where the lack of available sites and the difficulty of receiving the necessary approvals for development and the necessary financing constitute high barriers to the creation of new supply, and where skill, financial strength and diligence are required to successfully develop, finance and manage high-quality office, research and development space, as well as selected retail and residential space;
- to take on complex, technically challenging projects, leveraging the skills of our management team to successfully develop, acquire or reposition properties that other organizations may not have the capacity or resources to pursue;
- to concentrate on high-quality real estate designed to meet the demands of today's tenants who require sophisticated telecommunications and related infrastructure and support services, and to manage those facilities so as to become the landlord of choice for both existing and prospective clients;
- to opportunistically acquire assets which increase our penetration in the markets in which we have chosen to concentrate and which exhibit an opportunity to improve or preserve returns through repositioning (through a combination of capital improvements and shift in marketing strategy), changes in management focus and re-leasing as existing leases terminate;
- to explore joint venture opportunities primarily with existing property owners located in desirable locations, who seek to benefit from the depth of development and management expertise we are able to provide and our access to capital, and/or to explore joint venture opportunities with strategic institutional partners, leveraging our skills as owners, operators and developers of Class A office space, as well as partners with expertise in mixed-use opportunities;
- to pursue on a selective basis the sale of properties, including core properties, to take advantage of our value creation and the demand for our premier properties;
- to seek third-party development contracts, which can be a significant source of revenue and enable us to retain and utilize our existing development and construction management staff, especially when our internal development is less active or when new development is less-warranted due to market conditions; and
- to enhance our capital structure through our access to a variety of sources of capital and proactively manage our debt expirations.

Growth Strategies

External Growth

We believe that our development experience and our organizational depth position us to continue to selectively develop a range of property types, including low-rise suburban office properties, high-rise urban developments, mixed-use developments (including residential) and research and laboratory space, within budget and on schedule. Other factors that contribute to our competitive position include:

- our control of sites (including sites under contract or option to acquire) in our markets that could support approximately 12.8 million additional square feet of new office, retail, hotel and residential development;

- our reputation gained through 41 years of successful operations and the stability and strength of our existing portfolio of properties;
- our relationships with leading national corporations, universities and public institutions seeking new facilities and development services;
- our relationships with nationally recognized financial institutions that provide capital to the real estate industry;
- our track record and reputation for executing acquisitions efficiently provides comfort to domestic and foreign institutions, private investors and corporations who seek to sell commercial real estate in our market areas;
- our ability to act quickly on due diligence and financing; and
- our relationships with institutional buyers and sellers of high-quality real estate assets.

Opportunities to execute our external growth strategy fall into three categories:

- *Development in selected submarkets.* We believe the additional development of well-positioned office buildings could be justified in many of our submarkets. We believe in acquiring land after taking into consideration timing factors relating to economic cycles and in response to market conditions that allow for its development at the appropriate time. While we purposely concentrate in markets with high barriers-to-entry, we have demonstrated throughout our 41-year history, an ability to make carefully timed land acquisitions in submarkets where we can become one of the market leaders in establishing rent and other business terms. We believe that there are opportunities at key locations in our existing and other markets for a well-capitalized developer to acquire land with development potential.

  In the past, we have been particularly successful at acquiring sites or options to purchase sites that need governmental approvals for development. Because of our development expertise, knowledge of the governmental approval process and reputation for quality development with local government regulatory bodies, we generally have been able to secure the permits necessary to allow development and to profit from the resulting increase in land value. We seek complex projects where we can add value through the efforts of our experienced and skilled management team leading to attractive returns on investment.

  Our strong regional relationships and recognized development expertise have enabled us to capitalize on unique build-to-suit opportunities. We intend to seek and expect to continue to be presented with such opportunities in the near term allowing us to earn relatively significant returns on these development opportunities through multiple business cycles.

- *Acquisition of assets and portfolios of assets from institutions or individuals.* We believe that due to our size, management strength and reputation, we are well positioned to acquire portfolios of assets or individual properties from institutions or individuals if valuations meet our criteria. In addition, we believe that our relatively low leverage, our liquidity and access to capital may provide us with a competitive advantage when pursuing acquisitions in the current credit-constrained environment. There may be enhanced opportunities to purchase assets with near-term financing maturities or possibly provide debt on assets at enhanced yields given the limited availability of traditional sources of debt. Opportunities to acquire properties may also come through the purchase of first mortgage or mezzanine debt. We may also acquire properties for cash, but we are also particularly well-positioned to appeal to sellers wishing to contribute on a tax-deferred basis their ownership of property for equity in a diversified real estate operating company that offers liquidity through access to the public equity markets in addition to a quarterly distribution. Our ability to offer common and preferred units of limited partnership in BPLP to sellers who would otherwise recognize a taxable gain upon a sale of assets or our common stock may facilitate this type of transaction on a tax-efficient basis. In addition, we may consider mergers with and acquisitions of compatible real estate firms.

- *Acquisition of underperforming assets and portfolios of assets.* We believe that because of our in-depth market knowledge and development experience in each of our markets, our national reputation with brokers, financial institutions and others involved in the real estate market and our access to competitively-priced capital, we are well-positioned to identify and acquire existing, underperforming properties for competitive prices and to add significant additional value to such properties through our effective marketing strategies and a responsive property management program. We have developed this strategy and program for our existing portfolio, where we provide high-quality property management services using our own employees in order to encourage tenants to renew, expand and relocate in our properties. We are able to achieve speed and transaction cost efficiency in replacing departing tenants through the use of in-house and third-party vendors' services for marketing, including calls and presentations to prospective tenants, print advertisements, lease negotiation and construction of tenant improvements. Our tenants benefit from cost efficiencies produced by our experienced work force, which is attentive to preventive maintenance and energy management.

Internal Growth

We believe that opportunities will exist to increase cash flow from our existing properties because they are of high quality and in desirable locations within markets where, in general, the creation of new supply is limited by the lack of available sites and the difficulty of obtaining the necessary approvals for development on vacant land and financing. Our strategy for maximizing the benefits from these opportunities is three-fold: (1) to provide high-quality property management services using our employees in order to encourage tenants to renew, expand and relocate in our properties, (2) to achieve speed and transaction cost efficiency in replacing departing tenants through the use of in-house services for marketing, lease negotiation and construction of tenant improvements and (3) to work with new or existing tenants with space expansion or contraction needs maximizing the cash flow from our assets. We expect to continue our internal growth as a result of our ability to:

- *Cultivate existing submarkets and long-term relationships with credit tenants.* In choosing locations for our properties, we have paid particular attention to transportation and commuting patterns, physical environment, adjacency to established business centers, proximity to sources of business growth and other local factors.

  We had an average lease term of 7.1 years at December 31, 2010 and continue to cultivate long-term leasing relationships with a diverse base of high-quality, financially stable tenants. Based on leases in place at December 31, 2010, leases with respect to 6.9% of the total square feet in our portfolio will expire in calendar year 2011.

- *Directly manage properties to maximize the potential for tenant retention.* We provide property management services ourselves, rather than contracting for this service, to maintain awareness of and responsiveness to tenant needs. We and our properties also benefit from cost efficiencies produced by an experienced work force attentive to preventive maintenance and energy management and from our continuing programs to assure that our property management personnel at all levels remain aware of their important role in tenant relations.

- *Replace tenants quickly at best available market terms and lowest possible transaction costs.* We believe that we are well-positioned to attract new tenants and achieve relatively high rental rates as a result of our well-located, well-designed and well-maintained properties, our reputation for high-quality building services and responsiveness to tenants, and our ability to offer expansion and relocation alternatives within our submarkets.

- *Extend terms of existing leases to existing tenants prior to expiration.* We have also successfully structured early tenant renewals, which have reduced the cost associated with lease downtime while securing the tenancy of our highest quality credit-worthy tenants on a long-term basis and enhancing relationships.

Policies with Respect to Certain Activities

The discussion below sets forth certain additional information regarding our investment, financing and other policies. These policies have been determined by our Board of Directors and, in general, may be amended or revised from time to time by our Board of Directors.

Investment Policies

Investments in Real Estate or Interests in Real Estate

Our investment objectives are to provide quarterly cash dividends to our securityholders and to achieve long-term capital appreciation through increases in the value of Boston Properties, Inc. We have not established a specific policy regarding the relative priority of these investment objectives.

We expect to continue to pursue our investment objectives primarily through the ownership of our current properties, development projects and other acquired properties. We currently intend to continue to invest primarily in developments of properties and acquisitions of existing improved properties or properties in need of redevelopment, and acquisitions of land that we believe have development potential, primarily in our markets—Boston, Washington, DC, midtown Manhattan, San Francisco and Princeton, NJ. Future investment or development activities will not be limited to a specified percentage of our assets. We intend to engage in such future investment or development activities in a manner that is consistent with the maintenance of our status as a REIT for federal income tax purposes. In addition, we may purchase or lease income-producing commercial and other types of properties for long-term investment, expand and improve the real estate presently owned or other properties purchased, or sell such real estate properties, in whole or in part, when circumstances warrant. We do not have a policy that restricts the amount or percentage of assets that will be invested in any specific property, however, our investments may be restricted by our debt covenants.

We may also continue to participate with third parties in property ownership, through joint ventures or other types of co-ownership, including third parties with expertise in mixed-use opportunities. These investments may permit us to own interests in larger assets without unduly restricting diversification and, therefore, add flexibility in structuring our portfolio.

Equity investments may be subject to existing mortgage financing and other indebtedness or such financing or indebtedness as may be incurred in connection with acquiring or refinancing these investments. Debt service on such financing or indebtedness will have a priority over any distributions with respect to our common stock. Investments are also subject to our policy not to be treated as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act").

Investments in Real Estate Mortgages

While our current portfolio consists of, and our business objectives emphasize, equity investments in commercial real estate, we may, at the discretion of the Board of Directors, invest in mortgages and other types of real estate interests consistent with our qualification as a REIT. Investments in real estate mortgages run the risk that one or more borrowers may default under such mortgages and that the collateral securing such mortgages may not be sufficient to enable us to recoup our full investment. Although we currently do not have any investments in mortgages or deeds of trust, we may invest in participating, convertible or traditional mortgages if we conclude that we may benefit from the cash flow, or any appreciation in value of the property or as an entrance to the fee ownership.

Securities of or Interests in Entities Primarily Engaged in Real Estate Activities

Subject to the percentage of ownership limitations and gross income tests necessary for our REIT qualification, we also may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities.

Dispositions

Our decision to dispose of properties are based upon the periodic review of our portfolio and the determination by the Board of Directors that such action would be in our best interests. Any decision to dispose of a property will be authorized by the Board of Directors or a committee thereof. Some holders of limited partnership interests in BPLP, including Mortimer B. Zuckerman and the estate of Edward H. Linde, could incur adverse tax consequences upon the sale of certain of our properties that differ from the tax consequences to us. Consequently, holders of limited partnership interests in BPLP may have different objectives regarding the appropriate pricing and timing of any such sale. Such different tax treatment derives in most cases from the fact that we acquired these properties in exchange for partnership interests in contribution transactions structured to allow the prior owners to defer taxable gain. Generally this deferral continues so long as we do not dispose of the properties in a taxable transaction. Unless a sale by us of these properties is structured as a like-kind exchange under Section 1031 of the Internal Revenue Code or in a manner that otherwise allows deferral to continue, recognition of the deferred tax gain allocable to these prior owners is generally triggered by a sale. Some of our assets are subject to tax protection agreements, which may limit our ability to dispose of the assets or require us to pay damages to the prior owners in the event of a taxable sale.

Financing Policies

The agreement of limited partnership of BPLP and our certificate of incorporation and bylaws do not limit the amount or percentage of indebtedness that we may incur. We do not have a policy limiting the amount of indebtedness that we may incur. However, our mortgages, credit facilities and unsecured debt securities contain customary restrictions, requirements and other limitations on our ability to incur indebtedness. We have not established any limit on the number or amount of mortgages that may be placed on any single property or on our portfolio as a whole.

Our Board of Directors will consider a number of factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of indebtedness, including the purchase price of properties to be acquired with debt financing, the estimated market value of our properties upon refinancing, the entering into agreements such as interest rate swaps, caps, floors and other interest rate hedging contracts and the ability of particular properties and BPLP as a whole to generate cash flow to cover expected debt service.

Policies with Respect to Other Activities

As the sole general partner of BPLP, we have the authority to issue additional common and preferred units of limited partnership interest of BPLP. We have in the past, and may in the future, issue common or preferred units of limited partnership interest of BPLP to persons who contribute their direct or indirect interests in properties to us in exchange for such common or preferred units of limited partnership interest in BPLP. We have not engaged in trading, underwriting or agency distribution or sale of securities of issuers other than BPLP and we do not intend to do so. At all times, we intend to make investments in such a manner as to maintain our qualification as a REIT, unless because of circumstances or changes in the Internal Revenue Code of 1986, as amended (or the Treasury Regulations), our Board of Directors determines that it is no longer in our best interest to qualify as a REIT. We may make loans to third parties, including, without limitation, to joint ventures in which we participate or in connection with the disposition of a property. We intend to make investments in such a way that we will not be treated as an investment company under the 1940 Act. Our policies with respect to these and other activities may be reviewed and modified or amended from time to time by the Board of Directors.

Sustainability

As one of the largest owners and developers of office properties in the United States, we actively work to promote our growth and operations in a sustainable and responsible manner across our five regions. We focus our sustainability initiatives on the design and construction of our new developments, the operation of our existing buildings and our internal corporate practices. Our sustainability initiatives are centered on energy efficiency, waste reduction and water preservation, as well as making a positive impact on the communities in which we conduct business. Through these efforts we demonstrate that operating and developing commercial real estate can be conducted with a conscious regard for the environment while mutually benefiting our tenants, investors, employees and the communities in which we operate. In November 2010, we launched a new page on our website to increase the transparency of our sustainability program. You may access our sustainability report on our website at http:// www.bostonproperties.com under the heading "Sustainability."

Competition

We compete in the leasing of office space with a considerable number of other real estate companies, some of which may have greater marketing and financial resources than are available to us. In addition, our hotel property competes for guests with other hotels, some of which may have greater marketing and financial resources than are available to us and to the manager of our one hotel, Marriott International, Inc.

Principal factors of competition in our primary business of owning, acquiring and developing office properties are the quality of properties, leasing terms (including rent and other charges and allowances for tenant improvements), attractiveness and convenience of location, the quality and breadth of tenant services provided, and reputation as an owner and operator of quality office properties in the relevant market. Additionally, our ability to compete depends upon, among other factors, trends of the national and local economies, investment alternatives, financial condition and operating results of current and prospective tenants, availability and cost of capital, construction and renovation costs, taxes, utilities, governmental regulations, legislation and population trends.

In addition, although not part of our core strategy, we are currently developing two residential properties that are incidental to our office developments and may in the future decide to acquire or develop additional residential properties. As an owner and operator of apartments, we will also face competition for prospective residents from other operators whose properties may be perceived to offer a better location or better amenities or whose rent may be perceived as a better value given the quality, location and amenities that the resident seeks. We will also compete against condominiums and single-family homes that are for sale or rent. Because we have limited experience with residential properties, we expect to retain third parties to manage our residential properties.

Our Hotel Property

We operate our hotel property through a taxable REIT subsidiary. The taxable REIT subsidiary, a wholly-owned subsidiary of BPLP, is the lessee pursuant to a lease for the hotel property. As lessor, BPLP is entitled to a percentage of gross receipts from the hotel property. The hotel lease allows all the economic benefits of ownership to flow to us. Marriott International, Inc. continues to manage the hotel property under the Marriott name and under terms of the existing management agreements. Marriott has been engaged under a separate long-term incentive management agreement to operate and manage the hotel on behalf of the taxable REIT subsidiary. In connection with these arrangements, Marriott has agreed to operate and maintain our hotel in accordance with its system-wide standard for comparable hotels and to provide the hotel with the benefits of its central reservation system and other chain-wide programs and services. Under a management agreement for the hotel, Marriott acts as the taxable REIT subsidiary's agent to supervise, direct and control the management and operation of the hotel and receives as compensation base management fees that are calculated as a percentage of the hotel's gross revenues, and supplemental incentive fees if the hotel exceeds negotiated profitability breakpoints. In addition, the taxable REIT subsidiary compensates Marriott, on the basis of a formula applied to the hotel's gross revenues, for certain system-wide services provided by Marriott, including central reservations, marketing and training. During 2010, 2009 and 2008, Marriott received an aggregate of approximately $2.2 million, $1.5 million and $3.0 million, respectively, from our taxable REIT subsidiary.

Seasonality

Our hotel property traditionally has experienced significant seasonality in its operating income, with the percentage of net operating income by quarter over the year ended December 31, 2010 shown below.

First Quarter	Second Quarter	Third Quarter	Fourth Quarter
8%	30%	24%	38%

Corporate Governance

Boston Properties is currently governed by a ten member Board of Directors, which is divided into three classes (Class I, Class II and Class III). Our Board of Directors is currently comprised of three Class I directors (Mortimer B. Zuckerman, Carol B. Einiger and Dr. Jacob A. Frenkel), four Class II directors (Lawrence S. Bacow, Zoë Baird, Alan J. Patricof and Martin Turchin) and three Class III directors (Douglas T. Linde, Matthew J. Lustig and David A. Twardock). The terms of our current Class I, Class II and Class III directors expire at the annual meetings of stockholders to be held in 2013, 2011 and 2012, respectively.

At the 2010 annual meeting of stockholders, our stockholders approved an amendment to our Amended and Restated Certificate of Incorporation that will, among other things, destagger the Board of Directors and provide for the annual election of directors. As a result, commencing with the class of directors standing for election at the 2011 annual meeting of stockholders our directors whose terms expire will stand for election for one-year terms expiring at the next succeeding annual meeting of stockholders. Directors elected prior to the 2011 annual meeting of stockholders will continue to serve their full three-year terms.

On January 20, 2011, Matthew J. Lustig was appointed as a Class III director to serve until the 2012 annual meeting of stockholders.

Our Board of Directors has Audit, Compensation and Nominating and Corporate Governance Committees. The membership of each of these committees is described below.

Name of Director	Audit	Compensation	Nominating and Corporate Governance
Lawrence S. Bacow	X	X	
Zoë Baird			X*
Carol B. Einiger	X		
Dr. Jacob A. Frenkel		X	
Alan J. Patricof	X*		X
David A. Twardock		X*	X

X=Committee member, *=Chair

- Our Board of Directors has adopted charters for each of its Audit, Compensation and Nominating and Corporate Governance Committees. Each Committee is comprised of three (3) independent directors. A copy of each of these charters is available on our website at http://www.bostonproperties.com under the heading "Corporate Governance" and subheading "Committees and Charters."
- Our Board of Directors has adopted Corporate Governance Guidelines, a copy of which is available on our website at http://www.bostonproperties.com under the heading "Corporate Governance" and subheading "Governance Guidelines."
- Our Board of Directors has adopted a Code of Business Conduct and Ethics, which governs business decisions made and actions taken by our directors, officers and employees. A copy of this code is available on our website at http://www.bostonproperties.com under the heading "Corporate

Governance" and subheading "Code of Conduct and Ethics." We intend to disclose on this website any amendment to, or waiver of, any provision of this Code applicable to our directors and executive officers that would otherwise be required to be disclosed under the rules of the SEC or the New York Stock Exchange.

- Our Board of Directors has established an ethics reporting system that employees may use to anonymously report possible violations of the Code of Business Conduct and Ethics, including concerns regarding questionable accounting, internal accounting controls or auditing matters, by telephone or over the internet.

Item 1A. *Risk Factors.*

Set forth below are the risks that we believe are material to our investors. We refer to the shares of our common stock and the units of limited partnership interest in BPLP together as our "securities," and the investors who own shares or units, or both, as our "securityholders." This section contains forward-looking statements. You should refer to the explanation of the qualifications and limitations on forward-looking statements beginning on page 48.

Our performance and value are subject to risks associated with our real estate assets and with the real estate industry.

Our economic performance and the value of our real estate assets, and consequently the value of our securities, are subject to the risk that if our office and hotel properties do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay distributions to our securityholders will be adversely affected. The following factors, among others, may adversely affect the income generated by our office and hotel properties:

- downturns in the national, regional and local economic conditions (particularly increases in unemployment);
- competition from other office, hotel and commercial buildings;
- local real estate market conditions, such as oversupply or reduction in demand for office, hotel or other commercial space;
- changes in interest rates and availability of financing;
- vacancies, changes in market rental rates and the need to periodically repair, renovate and re-let space;
- increased operating costs, including insurance expense, utilities, real estate taxes, state and local taxes and heightened security costs;
- civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;
- significant expenditures associated with each investment, such as debt service payments, real estate taxes, insurance and maintenance costs which are generally not reduced when circumstances cause a reduction in revenues from a property;
- declines in the financial condition of our tenants and our ability to collect rents from our tenants; and
- decreases in the underlying value of our real estate.

We are dependent upon the economic climates of our markets—Boston, Washington, DC, midtown Manhattan, San Francisco and Princeton, NJ.

Substantially all of our revenue is derived from properties located in five markets: Boston, Washington, DC, midtown Manhattan, San Francisco and Princeton, NJ. A downturn in the economies of these markets, or the impact that a downturn in the overall national economy may have upon these economies, could result in reduced demand for office space. Because our portfolio consists primarily of office buildings (as compared to a more diversified real estate portfolio), a decrease in demand for office space in turn could adversely affect our results of operations. Additionally, there are submarkets within our markets that are dependent upon a limited number of industries. For example, in our Washington, DC market we focus on leasing office properties to governmental agencies and contractors, as well as legal firms. In our midtown Manhattan market we have historically leased properties to financial, legal and other professional firms. A significant downturn in one or more of these sectors could adversely affect our results of operations.

In addition, a significant economic downturn over a period of time could result in an event or change in circumstances that results in an impairment in the value of our properties. An impairment loss is recognized if the carrying amount of the asset (1) is not recoverable over its expected holding period and (2) exceeds its fair value. There can be no assurance that we will not take charges in the future related to the impairment of our assets. Any future impairment could have a material adverse effect on our results of operations in the period in which the charge is taken.

Our investment in property development may be more costly than anticipated.

We intend to continue to develop and substantially renovate office properties. Our current and future development and construction activities may be exposed to the following risks:

- we may be unable to proceed with the development of properties because we cannot obtain financing on favorable terms or at all;
- we may incur construction costs for a development project which exceed our original estimates due to increases in interest rates and increased materials, labor, leasing or other costs, which could make completion of the project less profitable because market rents may not increase sufficiently to compensate for the increase in construction costs;
- we may be unable to obtain, or face delays in obtaining, required zoning, land-use, building, occupancy, and other governmental permits and authorizations, which could result in increased costs and could require us to abandon our activities entirely with respect to a project;
- we may abandon development opportunities after we begin to explore them and as a result we may lose deposits or fail to recover expenses already incurred;
- we may expend funds on and devote management's time to projects which we do not complete;
- we may be unable to complete construction and/or leasing of a property on schedule; and
- we may suspend development projects after construction has begun due to changes in economic conditions or other factors, and this may result in the write-off of costs, payment of additional costs or increases in overall costs when the development project is restarted.

Investment returns from our developed properties may be lower than anticipated.

Our developed properties may be exposed to the following risks:

- we may lease developed properties at rental rates that are less than the rates projected at the time we decide to undertake the development; and
- occupancy rates and rents at newly developed properties may fluctuate depending on a number of factors, including market and economic conditions, and may result in our investments being less profitable than we expected or not profitable at all.

We face risks associated with the development of mixed-use commercial properties.

We are currently developing, and may in the future develop, properties either alone or through joint ventures with other persons that are known as "mixed-use" developments. This means that in addition to the development of office space, the project may also include space for residential or other commercial purposes. We have limited experience in developing and managing non-office and non-retail real estate. As a result, if a development project includes a non-office or non-retail use, we may seek to develop that component ourselves, sell the rights to that component to a third-party developer with experience in that use or we may seek to partner with such a developer. If we do not sell the rights or partner with such a developer, or if we choose to develop the other component ourselves, we would be exposed not only to those risks typically associated with the development of commercial real estate generally, but also to specific risks associated with the development and ownership of non-office and non-retail real estate. In addition, even if we sell the rights to develop the other component or elect to participate in the development through a joint venture, we may be exposed to the risks associated with the failure of the other party to complete the development as expected. These include the risk that the other party would default on its obligations necessitating that we complete the other component ourselves (including providing any necessary financing). In the case of residential properties, these risks include competition for prospective residents from other operators whose properties may be perceived to offer a better location or better amenities or whose rent may be perceived as a better value given the quality, location and amenities that the resident seeks. We will also compete against condominiums and single-family homes that are for sale or rent. Because we have limited experience with residential properties, we expect to retain third parties to manage our residential properties. If we decide to not sell or participate in a joint venture and instead hire a third party manager, we would be dependent on them and their key personnel who provide services to us and we may not find a suitable replacement if the management agreement is terminated, or if key personnel leave or otherwise become unavailable to us.

We face risks associated with the use of debt to fund acquisitions and developments, including refinancing risk.

We are subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest. We anticipate that only a small portion of the principal of our debt will be repaid prior to maturity. Therefore, we are likely to need to refinance at least a portion of our outstanding debt as it matures. There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing will not be as favorable as the terms of our existing debt. If principal payments due at maturity cannot be refinanced, extended or repaid with proceeds from other sources, such as new equity capital, our cash flow may not be sufficient to repay all maturing debt in years when significant "balloon" payments come due. In addition, we may rely on debt to fund a portion of our new investments such as our acquisition and development activity. There is a risk that we may be unable to finance these activities on favorable terms or at all. This risk is currently heightened because of tightened underwriting standards and increased credit risk premiums. These conditions, which increase the cost and reduce the availability of debt, may continue or worsen in the future.

We have agreements with a number of limited partners of BPLP who contributed properties in exchange for partnership interests that require BPLP to maintain for specified periods of time secured debt on certain of our assets and/or allocate partnership debt to such limited partners to enable them to continue to defer recognition of their taxable gain with respect to the contributed property. These tax protection and debt allocation agreements may restrict our ability to repay or refinance debt.

Adverse economic and geopolitical conditions and dislocations in the credit markets could have a material adverse effect on our results of operations, financial condition and ability to pay distributions to you.

Our business may be affected by market and economic challenges experienced by the U.S. economy or real estate industry as a whole or by the local economic conditions in the markets in which our properties are located, including the continuing impact of high unemployment and constrained credit. These current conditions, or similar conditions existing in the future, may adversely affect our results of operations, financial condition and ability to pay distributions as a result of the following, among other potential consequences:

- the financial condition of our tenants, many of which are financial, legal and other professional firms, may be adversely affected, which may result in tenant defaults under leases due to bankruptcy, lack of liquidity, operational failures or for other reasons;
- significant job losses in the financial and professional services industries may occur, which may decrease demand for our office space, causing market rental rates and property values to be negatively impacted;

- our ability to borrow on terms and conditions that we find acceptable, or at all, may be limited, which could reduce our ability to pursue acquisition and development opportunities and refinance existing debt, reduce our returns from our acquisition and development activities and increase our future interest expense;
- reduced values of our properties may limit our ability to dispose of assets at attractive prices or to obtain debt financing secured by our properties and may reduce the availability of unsecured loans;
- the value and liquidity of our short-term investments and cash deposits could be reduced as a result of a deterioration of the financial condition of the institutions that hold our cash deposits or the institutions or assets in which we have made short-term investments, a dislocation of the markets for our short-term investments, increased volatility in market rates for such investments or other factors;
- one or more lenders under our line of credit could refuse to fund their financing commitment to us or could fail and we may not be able to replace the financing commitment of any such lenders on favorable terms, or at all; and
- one or more counterparties to our derivative financial instruments could default on their obligations to us, including the capped call transactions we entered into in connection with our offering of our 3.625% exchangeable senior notes due 2014 and any interest hedging contracts we may enter into from time to time, or could fail, increasing the risk that we may not realize the benefits of these instruments.

An increase in interest rates would increase our interest costs on variable rate debt and could adversely impact our ability to refinance existing debt or sell assets on favorable terms or at all.

As of February 18, 2011, we had approximately $317.5 million of indebtedness that bears interest at variable rates, and we may incur more of such indebtedness in the future. If interest rates increase, then so will the interest costs on our unhedged variable rate debt, which could adversely affect our cash flow and our ability to pay principal and interest on our debt and our ability to make distributions to our securityholders. Further, rising interest rates could limit our ability to refinance existing debt when it matures or significantly increase our future interest expense. From time to time, we enter into interest rate swap agreements and other interest rate hedging contracts, including swaps, caps and floors. While these agreements are intended to lessen the impact of rising interest rates on us, they also expose us to the risk that the other parties to the agreements will not perform, we could incur significant costs associated with the settlement of the agreements, the agreements will be unenforceable and the underlying transactions will fail to qualify as highly-effective cash flow hedges under guidance included in ASC 815 "Derivatives and Hedging" (formerly known as SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities, as amended"). In addition, an increase in interest rates could decrease the amounts third-parties are willing to pay for our assets, thereby limiting our ability to change our portfolio promptly in response to changes in economic or other conditions.

Covenants in our debt agreements could adversely affect our financial condition.

The mortgages on our properties contain customary covenants such as those that limit our ability, without the prior consent of the lender, to further mortgage the applicable property or to discontinue insurance coverage. Our unsecured credit facility, unsecured debt securities and certain secured loans contain customary restrictions, requirements and other limitations on our ability to incur indebtedness, including total debt to asset ratios, secured debt to total asset ratios, debt service coverage ratios and minimum ratios of unencumbered assets to unsecured debt, which we must maintain. Our continued ability to borrow under our credit facilities is subject to compliance with our financial and other covenants. In addition, our failure to comply with such covenants could cause a default under the applicable debt agreement, and we may then be required to repay such debt with capital from other sources. Under those circumstances, other sources of capital may not be available to us, or be available only on unattractive terms. Additionally, in the future our ability to satisfy current or prospective lenders' insurance requirements may be adversely affected if lenders generally insist upon greater insurance coverage against acts of terrorism or losses resulting from earthquakes than is available to us in the marketplace or on commercially reasonable terms.

We rely on debt financing, including borrowings under our unsecured credit facility, issuances of unsecured debt securities and debt secured by individual properties, to finance our existing portfolio, our acquisition and development activities and for working capital. If we are unable to obtain debt financing from these or other sources, or to refinance existing indebtedness upon maturity, our financial condition and results of operations would likely be adversely affected. If we breach covenants in our debt agreements, the lenders can declare a default and, if the debt is secured, can take possession of the property securing the defaulted loan. In addition, our unsecured debt agreements contain specific cross-default provisions with respect to specified other indebtedness, giving the unsecured lenders the right to declare a default if we are in default under other loans in some circumstances. Defaults under our debt agreements could materially and adversely affect our financial condition and results of operations.

Our degree of leverage could limit our ability to obtain additional financing or affect the market price of our common stock or debt securities.

On February 18, 2011, our total consolidated debt was approximately $8.0 billion (i.e., excluding unconsolidated joint venture debt). Consolidated debt to total consolidated market capitalization ratio, defined as total consolidated debt as a percentage of the market value of our outstanding equity securities plus our total consolidated debt, is a measure of leverage commonly used by analysts in the REIT sector. Our total consolidated market capitalization was approximately $23.6 billion at February 18, 2011. Total consolidated market capitalization was calculated using the closing stock price of $94.99 per common share and the following: (1) 141,864,497 shares of our common stock, (2) 19,387,311 outstanding common units of limited partnership interest in Boston Properties Limited Partnership (excluding common units held by Boston Properties, Inc.), (3) an aggregate of 1,460,688 common units issuable upon conversion of all outstanding Series Two Preferred Units of partnership interest in Boston Properties Limited Partnership, (4) an aggregate of 1,682,095 common units issuable upon conversion of all outstanding LTIP Units, assuming all conditions have been met for the conversion of the LTIP Units, and (5) our consolidated debt totaling approximately $8.0 billion. The calculation of total consolidated market capitalization does not include 400,000 2011 OPP Units because, unlike other LTIP Units, they are not earned until certain return thresholds are achieved. Our total consolidated debt, which excludes debt collateralized by our unconsolidated joint ventures, at February 18, 2011 represented approximately 33.74% of our total consolidated market capitalization. This percentage will fluctuate with changes in the market price of our common stock and does not necessarily reflect our capacity to incur additional debt to finance our activities or our ability to manage our existing debt obligations. However, for a company like ours, whose assets are primarily income-producing real estate, the consolidated debt to total consolidated market capitalization ratio may provide investors with an alternate indication of leverage, so long as it is evaluated along with other financial ratios and the various components of our outstanding indebtedness.

Our degree of leverage could affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, development or other general corporate purposes. Our senior unsecured debt is currently rated investment grade by the three major rating agencies. However, there can be no assurance that we will be able to maintain this rating, and in the event our senior debt is downgraded from its current rating, we would likely incur higher borrowing costs and/or difficulty in obtaining additional financing. Our degree of leverage could also make us more vulnerable to a downturn in business or the economy generally. There is a risk that changes in our debt to market capitalization ratio, which is in part a function of our stock price, or our ratio of indebtedness to other measures of asset value used by financial analysts may have an adverse effect on the market price of our equity or debt securities.

We face risks associated with property acquisitions.

We have acquired in the past and intend to continue to pursue the acquisition of properties and portfolios of properties, including large portfolios that could increase our size and result in alterations to our capital structure. Our acquisition activities and their success are subject to the following risks:

- even if we enter into an acquisition agreement for a property, we may be unable to complete that acquisition after making a non-refundable deposit and incurring certain other acquisition-related costs;

- we may be unable to obtain or assume financing for acquisitions on favorable terms or at all;
- acquired properties may fail to perform as expected;
- the actual costs of repositioning or redeveloping acquired properties may be greater than our estimates;
- the acquisition agreement will likely contain conditions to closing, including completion of due diligence investigations to our satisfaction or other conditions that are not within our control, which may not be satisfied;
- acquired properties may be located in new markets where we may face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures; and
- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations, and this could have an adverse effect on our results of operations and financial condition.

We have acquired in the past and in the future may acquire properties through the acquisition of first mortgage or mezzanine debt. Investments in these loans must be carefully structured to ensure that we satisfy the various asset and income requirements applicable to REITs. If we fail to structure any such acquisition properly, we could fail to qualify as a REIT. In addition, acquisitions of first mortgage or mezzanine loans subject us to the risks associated with the borrower's default, including potential bankruptcy, and there may be significant delays and costs associated with the process of foreclosure on collateral securing or supporting these investments. There can be no assurance that we would recover any or all of our investment in the event of such a default or bankruptcy.

We have acquired in the past and in the future may acquire properties or portfolios of properties through tax deferred contribution transactions in exchange for partnership interests in BPLP. This acquisition structure has the effect, among others, of reducing the amount of tax depreciation we can deduct over the tax life of the acquired properties, and typically requires that we agree to protect the contributors' ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties and/or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions could limit our ability to sell an asset at a time, or on terms, that would be favorable absent such restrictions.

Acquired properties may expose us to unknown liability.

We may acquire properties subject to liabilities and without any recourse, or with only limited recourse, against the prior owners or other third parties with respect to unknown liabilities. As a result, if a liability were asserted against us based upon ownership of those properties, we might have to pay substantial sums to settle or contest it, which could adversely affect our results of operations and cash flow. Unknown liabilities with respect to acquired properties might include:

- liabilities for clean-up of undisclosed environmental contamination;
- claims by tenants, vendors or other persons against the former owners of the properties;
- liabilities incurred in the ordinary course of business; and
- claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

Competition for acquisitions may result in increased prices for properties.

We plan to continue to acquire properties as we are presented with attractive opportunities. We may face competition for acquisition opportunities with other investors, and this competition may adversely affect us by subjecting us to the following risks:

- we may be unable to acquire a desired property because of competition from other well-capitalized real estate investors, including publicly traded and private REITs, institutional investment funds and other real estate investors; and

- even if we are able to acquire a desired property, competition from other real estate investors may significantly increase the purchase price.

Our use of joint ventures may limit our flexibility with jointly owned investments.

In appropriate circumstances, we intend to develop and acquire properties in joint ventures with other persons or entities when circumstances warrant the use of these structures. We currently have twelve joint ventures that are not consolidated with our financial statements. Our share of the aggregate revenue of these joint ventures represented approximately 17.9% of our total revenue (the sum of our total consolidated revenue and our share of such joint venture revenue) for the year ended December 31, 2010. Our participation in joint ventures is subject to the risks that:

- we could become engaged in a dispute with any of our joint venture partners that might affect our ability to develop or operate a property;
- our joint ventures are subject to debt and in the current credit markets the refinancing of such debt may require equity capital calls;
- our joint venture partners may default on their obligations necessitating that we fulfill their obligation ourselves;
- our joint venture partners may have different objectives than we have regarding the appropriate timing and terms of any sale or refinancing of properties; and
- our joint venture partners may have competing interests in our markets that could create conflict of interest issues.

Our properties face significant competition.

We face significant competition from developers, owners and operators of office properties and other commercial real estate, including sublease space available from our tenants. Substantially all of our properties face competition from similar properties in the same market. This competition may affect our ability to attract and retain tenants and may reduce the rents we are able to charge. These competing properties may have vacancy rates higher than our properties, which may result in their owners being willing to lease available space at lower rates than the space in our properties.

We face potential difficulties or delays renewing leases or re-leasing space.

We derive most of our income from rent received from our tenants. If a tenant experiences a downturn in its business or other types of financial distress, it may be unable to make timely rental payments. Also, when our tenants decide not to renew their leases or terminate early, we may not be able to re-let the space. Even if tenants decide to renew or lease new space, the terms of renewals or new leases, including the cost of required renovations or concessions to tenants, may be less favorable to us than current lease terms. As a result, our cash flow could decrease and our ability to make distributions to our securityholders could be adversely affected.

We face potential adverse effects from major tenants' bankruptcies or insolvencies.

The bankruptcy or insolvency of a major tenant may adversely affect the income produced by our properties. Our tenants could file for bankruptcy protection or become insolvent in the future. We cannot evict a tenant solely because of its bankruptcy. On the other hand, a bankrupt tenant may reject and terminate its lease with us. In such case, our claim against the bankrupt tenant for unpaid and future rent would be subject to a statutory cap that might be substantially less than the remaining rent actually owed under the lease, and, even so, our claim for unpaid rent would likely not be paid in full. This shortfall could adversely affect our cash flow and results of operations.

We may have difficulty selling our properties, which may limit our flexibility.

Large and high-quality office and hotel properties like the ones that we own could be difficult to sell. This may limit our ability to change our portfolio promptly in response to changes in economic or other conditions. In addition, federal tax laws limit our ability to sell properties and this may affect our ability to sell properties without adversely affecting returns to our securityholders. These restrictions reduce our ability to respond to changes in the performance of our investments and could adversely affect our financial condition and results of operations.

Our ability to dispose of some of our properties is constrained by their tax attributes. Properties which we developed and have owned for a significant period of time or which we acquired through tax deferred contribution transactions in exchange for partnership interests in BPLP often have low tax bases. Furthermore, as a REIT, we may be subject to a 100% "prohibited transactions" tax on the gain from dispositions of property if we are deemed to hold the property primarily for sale to customers in the ordinary course of business, unless the disposition qualifies under a safe harbor exception for properties that have been held for at least two years and with respect to which certain other requirements are met. The potential application of the prohibited transactions tax could cause us to forego potential dispositions of property or other opportunities that might otherwise be attractive to us, or to undertake such dispositions or other opportunities through a taxable REIT subsidiary, which would generally result in income taxes being incurred. If we dispose of these properties outright in taxable transactions, we may be required to distribute a significant amount of the taxable gain to our securityholders under the requirements of the Internal Revenue Code for REITs, which in turn would impact our cash flow and increase our leverage. In some cases, without incurring additional costs we may be restricted from disposing of properties contributed in exchange for our partnership interests under tax protection agreements with contributors. To dispose of low basis or tax-protected properties efficiently we from time to time use like-kind exchanges, which qualify for non-recognition of taxable gain, but can be difficult to consummate and result in the property for which the disposed assets are exchanged inheriting their low tax bases and other tax attributes (including tax protection covenants).

Because we own a hotel property, we face the risks associated with the hospitality industry.

Because the lease payments we receive under our hotel lease are based on a participation in the gross receipts of the hotel, if the hotel does not generate sufficient receipts, our cash flow would be decreased, which could reduce the amount of cash available for distribution to our securityholders. The following factors, among others, are common to the hotel industry, and may reduce the receipts generated by our hotel property:

- our hotel property competes for guests with other hotels, a number of which have greater marketing and financial resources than our hotel-operating business partners;
- if there is an increase in operating costs resulting from inflation and other factors, our hotel-operating business partners may not be able to offset such increase by increasing room rates;
- our hotel property is subject to the fluctuating and seasonal demands of business travelers and tourism; and
- our hotel property is subject to general and local economic and social conditions that may affect demand for travel in general, including war and terrorism.

In addition, because our hotel property is located in Cambridge, Massachusetts, it is subject to the Cambridge market's fluctuations in demand, increases in operating costs and increased competition from additions in supply.

We face risks associated with short-term liquid investments.

We continue to have significant cash balances that we invest in a variety of short-term investments that are intended to preserve principal value and maintain a high degree of liquidity while providing current income. From time to time, these investments may include (either directly or indirectly):

- direct obligations issued by the U.S. Treasury;

- obligations issued or guaranteed by the U.S. government or its agencies;
- taxable municipal securities;
- obligations (including certificates of deposit) of banks and thrifts;
- commercial paper and other instruments consisting of short-term U.S. dollar denominated obligations issued by corporations and banks;
- repurchase agreements collateralized by corporate and asset-backed obligations;
- both registered and unregistered money market funds; and
- other highly rated short-term securities.

Investments in these securities and funds are not insured against loss of principal. Under certain circumstances we may be required to redeem all or part of our investment, and our right to redeem some or all of our investment may be delayed or suspended. In addition, there is no guarantee that our investments in these securities or funds will be redeemable at par value. A decline in the value of our investment or a delay or suspension of our right to redeem may have a material adverse effect on our results of operations or financial condition.

Failure to qualify as a real estate investment trust would cause us to be taxed as a corporation, which would substantially reduce funds available for payment of dividends.

If we fail to qualify as a real estate investment trust, or REIT, for federal income tax purposes, we will be taxed as a corporation unless certain relief provisions apply. We believe that we are organized and qualified as a REIT and intend to operate in a manner that will allow us to continue to qualify as a REIT. However, we cannot assure you that we are qualified as such, or that we will remain qualified as such in the future. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code as to which there are only limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control. Future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT for federal income tax purposes or the federal income tax consequences of such qualification.

In addition, we currently hold certain of our properties, and the Value-Added Fund holds its properties, through a subsidiary that has elected to be taxed as a REIT and we may in the future determine that it is in our best interests to hold one or more of our other properties through one or more subsidiaries that elect to be taxed as REITs. If any of these subsidiaries fails to qualify as a REIT for federal income tax purposes, then we may also fail to qualify as a REIT for federal income tax purposes.

If we fail to qualify as a REIT then, unless certain relief provisions apply, we will face serious tax consequences that will substantially reduce the funds available for payment of dividends for each of the years involved because:

- we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates;
- we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes;
- unless we are entitled to relief under statutory provisions, we could not elect to be subject to tax as a REIT for four taxable years following the year during which we were disqualified; and
- all dividends will be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits.

In addition, if we fail to qualify as a REIT and the relief provisions do not apply, we will no longer be required to pay dividends. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our common stock. If we fail to qualify as a REIT but are eligible for certain relief provisions, then we may retain our status as a REIT but may be required to pay a penalty tax, which could be substantial.

In order to maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions or to pay taxable dividends of our common stock.

In order to maintain our REIT status, we may need to borrow funds on a short-term basis to meet the REIT distribution requirements, even if the then-prevailing market conditions are not favorable for these borrowings or, alternatively, for 2011, we could pay a taxable stock dividend. To qualify as REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding capital gains. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which dividends paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. We may need short-term debt or long-term debt or proceeds from asset sales, creation of joint ventures or sales of common stock to fund required distributions as a result of differences in timing between the actual receipt of income and the recognition of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments. The inability of our cash flows to cover our distribution requirements could have an adverse impact on our ability to raise short—and long-term debt or sell equity securities in order to fund distributions required to maintain our REIT status. Alternatively, under recent IRS guidance that is effective through 2011, we may elect to distribute taxable dividends that are payable up to 90% in the form of our common stock (with the remainder payable in cash). In this event, shareholders will be required to include the full amount of the dividend in income, and shareholder's tax liability could exceed the cash portion of their dividend.

Limits on changes in control may discourage takeover attempts beneficial to stockholders.

Provisions in our certificate of incorporation and bylaws, our shareholder rights agreement and the limited partnership agreement of BPLP, as well as provisions of the Internal Revenue Code and Delaware corporate law, may:

- delay or prevent a change of control over us or a tender offer, even if such action might be beneficial to our stockholders; and
- limit our stockholders' opportunity to receive a potential premium for their shares of common stock over then-prevailing market prices.

Stock Ownership Limit

To facilitate maintenance of our qualification as a REIT and to otherwise address concerns relating to concentration of capital stock ownership, our certificate of incorporation generally prohibits ownership, directly, indirectly or beneficially, by any single stockholder of more than 6.6% of the number of outstanding shares of any class or series of our common stock. We refer to this limitation as the "ownership limit." Our Board of Directors may waive, in its sole discretion, or modify the ownership limit with respect to one or more persons if it is satisfied that ownership in excess of this limit will not jeopardize our status as a REIT for federal income tax purposes. In addition, under our certificate of incorporation each of Mortimer B. Zuckerman and the respective families and affiliates of Mortimer B. Zuckerman and Edward H. Linde, as well as, in general, pension plans and mutual funds, may actually and beneficially own up to 15% of the number of outstanding shares of any class or series of our equity common stock. Shares owned in violation of the ownership limit will be subject to the loss of rights to distributions and voting and other penalties. The ownership limit may have the effect of inhibiting or impeding a change in control.

BPLP's Partnership Agreement

We have agreed in the limited partnership agreement of BPLP not to engage in specified extraordinary transactions, including, among others, business combinations, unless limited partners of BPLP other than Boston Properties, Inc. receive, or have the opportunity to receive, either (1) the same consideration for their partnership interests as holders of our common stock in the transaction or (2) limited partnership units that, among other things, would entitle the holders, upon redemption of these units, to receive shares of common equity of a publicly traded company or the same consideration as holders of our common stock received in the transaction. If these limited partners would not receive such consideration, we cannot engage in the transaction unless limited partners holding at least 75% of the common units of limited partnership interest, other than those held by Boston Properties, Inc. or its affiliates, consent to the transaction. In addition, we have agreed in the limited partnership agreement of BPLP that we will not complete specified extraordinary transactions, including among others, business combinations, in which we receive the approval of our common stockholders unless (1) limited partners holding at least 75% of the common units of limited partnership interest, other than those held by Boston Properties, Inc. or its affiliates, consent to the transaction or (2) the limited partners of BPLP are also allowed to vote and the transaction would have been approved had these limited partners been able to vote as common stockholders on the transaction. Therefore, if our common stockholders approve a specified extraordinary transaction, the partnership agreement requires the following before we can complete the transaction:

- holders of partnership interests in BPLP, including Boston Properties, Inc., must vote on the matter;
- Boston Properties, Inc. must vote its partnership interests in the same proportion as our stockholders voted on the transaction; and
- the result of the vote of holders of partnership interests in BPLP must be such that had such vote been a vote of stockholders, the business combination would have been approved.

As a result of these provisions, a potential acquirer may be deterred from making an acquisition proposal, and we may be prohibited by contract from engaging in a proposed extraordinary transaction, including a proposed business combination, even though our stockholders approve of the transaction.

Shareholder Rights Plan

We have a shareholder rights plan. Under the terms of this plan, we can in effect prevent a person or group from acquiring more than 15% of the outstanding shares of our common stock because, unless we approve of the acquisition, after the person acquires more than 15% of our outstanding common stock, all other stockholders will have the right to purchase securities from us at a price that is less than their then fair market value. This would substantially reduce the value and influence of the stock owned by the acquiring person. Our Board of Directors can prevent the plan from operating by approving the transaction in advance, which gives us significant power to approve or disapprove of the efforts of a person or group to acquire a large interest in our company.

Changes in market conditions could adversely affect the market price of our common stock.

As with other publicly traded equity securities, the value of our common stock depends on various market conditions that may change from time to time. Among the market conditions that may affect the value of our common stock are the following:

- the extent of investor interest in our securities;
- the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;
- our underlying asset value;
- investor confidence in the stock and bond markets, generally;

- national economic conditions;
- changes in tax laws;
- our financial performance;
- changes in our credit ratings; and
- general stock and bond market conditions.

The market value of our common stock is based primarily upon the market's perception of our growth potential and our current and potential future earnings and cash dividends. Consequently, our common stock may trade at prices that are greater or less than our net asset value per share of common stock. If our future earnings or cash dividends are less than expected, it is likely that the market price of our common stock will diminish.

Further issuances of equity securities may be dilutive to current securityholders.

The interests of our existing securityholders could be diluted if additional equity securities are issued to finance future developments, acquisitions, or repay indebtedness. Our ability to execute our business strategy depends on our access to an appropriate blend of debt financing, including unsecured lines of credit and other forms of secured and unsecured debt, and equity financing, including common and preferred equity.

The number of shares available for future sale could adversely affect the market price of our stock.

In connection with and subsequent to our initial public offering, we have completed many private placement transactions in which shares of capital stock of Boston Properties, Inc. or partnership interests in BPLP were issued to owners of properties we acquired or to institutional investors. This common stock, or common stock issuable in exchange for such partnership interests in BPLP, may be sold in the public securities markets over time under registration rights we granted to these investors. Additional common stock issuable under our employee benefit and other incentive plans, including as a result of the grant of stock options and restricted equity securities, may also be sold in the market at some time in the future. Future sales of our common stock in the market could adversely affect the price of our common stock. We cannot predict the effect the perception in the market that such sales may occur will have on the market price of our common stock.

We may change our policies without obtaining the approval of our stockholders.

Our operating and financial policies, including our policies with respect to acquisitions of real estate, growth, operations, indebtedness, capitalization and dividends, are exclusively determined by our Board of Directors. Accordingly, our securityholders do not control these policies.

Our success depends on key personnel whose continued service is not guaranteed.

We depend on the efforts of key personnel, particularly Mortimer B. Zuckerman, Chairman of our Board and Chief Executive Officer, and Douglas T. Linde, our President. Among the reasons that Messrs. Zuckerman and D. Linde are important to our success is that each has a national reputation, which attracts business and investment opportunities and assists us in negotiations with lenders, joint venture partners and other investors. If we lost their services, our relationships with lenders, potential tenants and industry personnel could diminish. Mr. Zuckerman has substantial outside business interests that could interfere with his ability to devote his full time to our business and affairs.

Our two Executive Vice Presidents, our Chief Financial Officer and five Regional Managers also have strong reputations. Their reputations aid us in identifying opportunities, having opportunities brought to us, and negotiating with tenants and build-to-suit prospects. While we believe that we could find replacements for these key personnel, the loss of their services could materially and adversely affect our operations because of diminished relationships with lenders, prospective tenants and industry personnel.

Conflicts of interest exist with holders of interests in BPLP.

Sales of properties and repayment of related indebtedness will have different effects on holders of interests in BPLP than on our stockholders.

Some holders of interests in BPLP, including Mr. Zuckerman and the estate of Mr. E. Linde, could incur adverse tax consequences upon the sale of certain of our properties and on the repayment of related debt which differ from the tax consequences to us and our stockholders. Consequently, these holders of partnership interests in BPLP may have different objectives regarding the appropriate pricing and timing of any such sale or repayment of debt. While we have exclusive authority under the limited partnership agreement of BPLP to determine when to refinance or repay debt or whether, when, and on what terms to sell a property, subject, in the case of certain properties, to the contractual commitments described below, any such decision would require the approval of our Board of Directors. While the Board of Directors has a policy with respect to these matters, as directors and executive officers, Messrs. Zuckerman and D. Linde could exercise their influence in a manner inconsistent with the interests of some, or a majority, of our stockholders, including in a manner which could prevent completion of a sale of a property or the repayment of indebtedness.

Agreement not to sell some properties.

We have entered into agreements with respect to some properties that we have acquired in exchange for partnership interests in BPLP. Pursuant to those agreements, we have agreed not to sell or otherwise transfer some of our properties, prior to specified dates, in any transaction that would trigger taxable income and we are responsible for the reimbursement of certain tax-related costs to the prior owners if the subject properties are sold in a taxable sale. In general, our obligations to the prior owners are limited in time and only apply to actual damages suffered. As of December 31, 2010 there were a total of six properties subject to these restrictions. In the aggregate, all properties subject to the restrictions accounted for approximately 24% of our total revenue for the year ended December 31, 2010.

BPLP has also entered into agreements providing prior owners of properties with the right to guarantee specific amounts of indebtedness and, in the event that the specific indebtedness they guarantee is repaid or reduced, additional and/or substitute indebtedness. These agreements may hinder actions that we may otherwise desire to take to repay or refinance guaranteed indebtedness because we would be required to make payments to the beneficiaries of such agreements if we violate these agreements.

Mr. Zuckerman will continue to engage in other activities.

Mr. Zuckerman has a broad and varied range of investment interests. He could acquire an interest in a company which is not currently involved in real estate investment activities but which may acquire real property in the future. However, pursuant to his employment agreement, Mr. Zuckerman will not, in general, have management control over such companies and, therefore, he may not be able to prevent one or more of such companies from engaging in activities that are in competition with our activities.

Compliance or failure to comply with the Americans with Disabilities Act or other safety regulations and requirements could result in substantial costs.

The Americans with Disabilities Act generally requires that public buildings, including office buildings and hotels, be made accessible to disabled persons. Noncompliance could result in the imposition of fines by the federal government or the award of damages to private litigants. If, under the Americans with Disabilities Act, we are required to make substantial alterations and capital expenditures in one or more of our properties, including the removal of access barriers, it could adversely affect our financial condition and results of operations, as well as the amount of cash available for distribution to our securityholders.

Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these requirements, we could incur fines or private damage awards. We do not know whether existing requirements will change or whether compliance with future requirements will require significant unanticipated expenditures that will affect our cash flow and results of operations.

Failure to comply with Federal government contractor requirements could result in substantial costs and loss of substantial revenue.

We are subject to compliance with a wide variety of complex legal requirements because we are a Federal government contractor. These laws regulate how we conduct business, require us to administer various compliance programs and require us to impose compliance responsibilities on some of our contractors. Our failure to comply with these laws could subject us to fines and penalties, cause us to be in default of our leases and other contracts with the Federal government and bar us from entering into future leases and other contracts with the Federal government. There can be no assurance that these costs and loss of revenue will not have a material adverse effect on our properties, operations or business.

Some potential losses are not covered by insurance.

We carry insurance coverage on our properties of types and in amounts and with deductibles that we believe are in line with coverage customarily obtained by owners of similar properties. In response to the uncertainty in the insurance market following the terrorist attacks of September 11, 2001, the Federal Terrorism Risk Insurance Act (as amended, "TRIA") was enacted in November 2002 to require regulated insurers to make available coverage for "certified" acts of terrorism (as defined by the statute). The expiration date of TRIA was extended to December 31, 2014 by the Terrorism Risk Insurance Program Reauthorization Act of 2007 ("TRIPRA"). Currently, the per occurrence limits of our portfolio property insurance program are $1.0 billion, including coverage for acts of terrorism certified under TRIA other than nuclear, biological, chemical or radiological terrorism ("Terrorism Coverage"). We currently insure certain properties, including the General Motors Building located at 767 Fifth Avenue in New York, New York ("767 Fifth Avenue"), in a separate stand alone insurance program. The property insurance program per occurrence limits for 767 Fifth Avenue are $1.625 billion, including Terrorism Coverage, with $1.375 billion of Terrorism Coverage in excess of $250 million being provided by NYXP, LLC, ("NYXP") as a direct insurer. We also currently carry nuclear, biological, chemical and radiological terrorism insurance coverage for acts of terrorism certified under TRIA ("NBCR Coverage"), which is provided by IXP, LLC ("IXP") as a direct insurer, for the properties in our portfolio, including 767 Fifth Avenue, but excluding the properties owned by our Value-Added Fund and certain other properties owned in joint ventures with third parties or which we manage. The per occurrence limit for NBCR Coverage is $1 billion. Under TRIA, after the payment of the required deductible and coinsurance, the NBCR Coverage provided by IXP and the Terrorism Coverage provided by NYXP are backstopped by the Federal Government if the aggregate industry insured losses resulting from a certified act of terrorism exceed a "program trigger." The program trigger is $100 million and the coinsurance is 15%. Under TRIPRA, if the Federal Government pays out for a loss under TRIA, it is mandatory that the Federal Government recoup the full amount of the loss from insurers offering TRIA coverage after the payment of the loss pursuant to a formula in TRIPRA. We may elect to terminate the NBCR Coverage if the Federal Government seeks recoupment for losses paid under TRIA, if there is a change in our portfolio or for any other reason. We intend to continue to monitor the scope, nature and cost of available terrorism insurance and maintain insurance in amounts and on terms that are commercially reasonable.

We also currently carry earthquake insurance on our properties located in areas known to be subject to earthquakes in an amount and subject to self-insurance that we believe are commercially reasonable. In addition, this insurance is subject to a deductible in the amount of 5% of the value of the affected property. Specifically, we currently carry earthquake insurance which covers our San Francisco region with a $120 million per occurrence limit and a $120 million annual aggregate limit, $20 million of which is provided by IXP, as a direct insurer. The amount of our earthquake insurance coverage may not be sufficient to cover losses from earthquakes. In addition, the amount of earthquake coverage could impact our ability to finance properties subject to earthquake risk. We may discontinue earthquake insurance on some or all of our properties in the future if the premiums exceed our estimation of the value of the coverage.

IXP, a captive insurance company which is a wholly-owned subsidiary, acts as a direct insurer with respect to a portion of our earthquake insurance coverage for our Greater San Francisco properties and our NBCR Coverage. NYXP, a captive insurance company which is a wholly-owned subsidiary, acts as a direct insurer with respect to a portion of our Terrorism Coverage for 767 Fifth Avenue. Currently, NYXP only insures losses which exceed the program trigger under TRIA and NYXP reinsures with a third-party insurance company any coinsurance payable under TRIA. Insofar as we own IXP and NYXP, we are responsible for their liquidity and capital resources, and the accounts of IXP and NYXP are part of our consolidated financial statements. In particular, if a loss occurs which is covered by our NBCR Coverage but is less than the applicable program trigger under TRIA, IXP would be responsible for the full amount of the loss without any backstop by the Federal Government. IXP and NYXP would also be responsible for any recoupment charges by the Federal Government in the event losses are paid out and their insurance policies are maintained after the payout by the Federal Government. If we experience a loss and IXP or NYXP are required to pay under their insurance policies, we would ultimately record the loss to the extent of the required payment. Therefore, insurance coverage provided by IXP and NYXP should not be considered as the equivalent of third-party insurance, but rather as a modified form of self-insurance.

The mortgages on our properties typically contain requirements concerning the financial ratings of the insurers who provide policies covering the property. We provide the lenders on a regular basis with the identity of the insurance companies in our insurance programs. The ratings of some of our insurers are below the rating requirements in some of our loan agreements and the lenders for these loans could attempt to claim an event of default has occurred under the loan. We believe we could obtain insurance with insurers which satisfy the rating requirements. Additionally, in the future our ability to obtain debt financing secured by individual properties, or the terms of such financing, may be adversely affected if lenders generally insist on ratings for insurers which are difficult to obtain or which result in a commercially unreasonable premium. There can be no assurance that a deficiency in the financial ratings of one or more of our insurers will not have a material adverse effect on us.

We continue to monitor the state of the insurance market in general, and the scope and costs of coverage for acts of terrorism and California earthquake risk in particular, but we cannot anticipate what coverage will be available on commercially reasonable terms in future policy years. There are other types of losses, such as from wars or the presence of mold at our properties, for which we cannot obtain insurance at all or at a reasonable cost. With respect to such losses and losses from acts of terrorism, earthquakes or other catastrophic events, if we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties, as well as the anticipated future revenues from those properties. Depending on the specific circumstances of each affected property, it is possible that we could be liable for mortgage indebtedness or other obligations related to the property. Any such loss could materially and adversely affect our business and financial condition and results of operations.

Actual or threatened terrorist attacks may adversely affect our ability to generate revenues and the value of our properties.

We have significant investments in large metropolitan markets that have been or may be in the future the targets of actual or threatened terrorism attacks, including midtown Manhattan, Washington, DC, Boston and San Francisco. As a result, some tenants in these markets may choose to relocate their businesses to other markets or to lower-profile office buildings within these markets that may be perceived to be less likely targets of future terrorist activity. This could result in an overall decrease in the demand for office space in these markets generally or in our properties in particular, which could increase vacancies in our properties or necessitate that we lease our properties on less favorable terms or both. In addition, future terrorist attacks in these markets could directly or indirectly damage our properties, both physically and financially, or cause losses that materially exceed our insurance coverage. As a result of the foregoing, our ability to generate revenues and the value of our properties could decline materially. See also "*—Some potential losses are not covered by insurance.*"

We face risks associated with our tenants being designated "Prohibited Persons" by the Office of Foreign Assets Control.

Pursuant to Executive Order 13224 and other laws, the Office of Foreign Assets Control of the United States Department of the Treasury ("OFAC") maintains a list of persons designated as terrorists or who are otherwise blocked or banned ("Prohibited Persons"). OFAC regulations and other laws prohibit conducting business or engaging in transactions with Prohibited Persons (the "OFAC Requirements"). Certain of our loan and other agreements require us to comply with OFAC Requirements. We have established a compliance program whereby tenants and others with whom we conduct business are checked against the OFAC list of Prohibited Persons prior to entering into any agreement and on a periodic basis thereafter. Our leases and other agreements, in general, require the other party to comply with OFAC Requirements. If a tenant or other party with whom we contract is placed on the OFAC list we may be required by the OFAC Requirements to terminate the lease or other agreement. Any such termination could result in a loss of revenue or a damage claim by the other party that the termination was wrongful.

We face possible risks associated with the physical effects of climate change.

We cannot predict with certainty whether climate change is occurring and, if so, at what rate. However, the physical effects of climate change could have a material adverse effect on our properties, operations and business. For example, many of our properties are located along the East and West coasts, particularly those in the Central Business Districts of midtown Manhattan, Boston and San Francisco. To the extent climate change causes changes in weather patterns, our markets could experience increases in storm intensity and rising sea-levels. Over time, these conditions could result in declining demand for office space in our buildings or the inability of us to operate the buildings at all. Climate change may also have indirect effects on our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable, increasing the cost of energy and increasing the cost of snow removal at our properties. There can be no assurance that climate change will not have a material adverse effect on our properties, operations or business.

Potential liability for environmental contamination could result in substantial costs.

Under federal, state and local environmental laws, ordinances and regulations, we may be required to investigate and clean up the effects of releases of hazardous or toxic substances or petroleum products at our properties simply because of our current or past ownership or operation of the real estate. If unidentified environmental problems arise, we may have to make substantial payments, which could adversely affect our cash flow and our ability to make distributions to our securityholders, because:

- as owner or operator we may have to pay for property damage and for investigation and clean-up costs incurred in connection with the contamination;
- the law typically imposes clean-up responsibility and liability regardless of whether the owner or operator knew of or caused the contamination;
- even if more than one person may be responsible for the contamination, each person who shares legal liability under the environmental laws may be held responsible for all of the clean-up costs; and
- governmental entities and third parties may sue the owner or operator of a contaminated site for damages and costs.

These costs could be substantial and in extreme cases could exceed the amount of our insurance or the value of the contaminated property. We currently carry environmental insurance in an amount and subject to deductibles that we believe are commercially reasonable. Specifically, we carry a pollution legal liability policy with a $10 million limit per incident and a policy aggregate limit of $30 million. The presence of hazardous or toxic substances or petroleum products or the failure to properly remediate contamination may materially and adversely affect our ability to borrow against, sell or rent an affected property. In addition, applicable environmental laws create liens on contaminated sites in favor of the government for damages and costs it incurs in connection with a contamination. Changes in laws increasing the potential liability for environmental conditions existing at our properties, or increasing the restrictions on the handling, storage or discharge of hazardous or toxic substances or petroleum products or other actions may result in significant unanticipated expenditures.

Environmental laws also govern the presence, maintenance and removal of asbestos. Such laws require that owners or operators of buildings containing asbestos:

- properly manage and maintain the asbestos;
- notify and train those who may come into contact with asbestos; and
- undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building.

Such laws may impose fines and penalties on building owners or operators who fail to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers.

Some of our properties are located in urban and previously developed areas where fill or current or historic industrial uses of the areas have caused site contamination. It is our policy to retain independent environmental consultants to conduct or update Phase I environmental site assessments and asbestos surveys with respect to our acquisition of properties. These assessments generally include a visual inspection of the properties and the surrounding areas, an examination of current and historical uses of the properties and the surrounding areas and a review of relevant state, federal and historical documents, but do not involve invasive techniques such as soil and ground water sampling. Where appropriate, on a property-by-property basis, our practice is to have these consultants conduct additional testing, including sampling for asbestos, for lead in drinking water and, for soil and/or groundwater contamination where underground storage tanks are or were located or where other past site usage creates a potential environmental problem. Even though these environmental assessments are conducted, there is still the risk that:

- the environmental assessments and updates did not identify all potential environmental liabilities;
- a prior owner created a material environmental condition that is not known to us or the independent consultants preparing the assessments;
- new environmental liabilities have developed since the environmental assessments were conducted; and
- future uses or conditions such as changes in applicable environmental laws and regulations could result in environmental liability for us.

Inquiries about indoor air quality may necessitate special investigation and, depending on the results, remediation beyond our regular indoor air quality testing and maintenance programs. Indoor air quality issues can stem from inadequate ventilation, chemical contaminants from indoor or outdoor sources, and biological contaminants such as molds, pollen, viruses and bacteria. Indoor exposure to chemical or biological contaminants above certain levels can be alleged to be connected to allergic reactions or other health effects and symptoms in susceptible individuals. If these conditions were to occur at one of our properties, we may need to undertake a targeted remediation program, including without limitation, steps to increase indoor ventilation rates and eliminate sources of contaminants. Such remediation programs could be costly, necessitate the temporary relocation of some or all of the property's tenants or require rehabilitation of the affected property.

We did not obtain new owner's title insurance policies in connection with properties acquired during our initial public offering.

We acquired many of our properties from our predecessors at the completion of our initial public offering in June 1997. Before we acquired these properties, each of them was insured by a title insurance policy. We did not obtain new owner's title insurance policies in connection with the acquisition of these properties. To the extent we have financed properties after acquiring them in connection with the initial public offering, we have obtained new title insurance policies, however, the amount of these policies may be less than the current or future value of the applicable properties. Nevertheless, because in many instances we acquired these properties indirectly by acquiring ownership of the entity that owned the property and those owners remain in existence as our subsidiaries, some of these title insurance policies may continue to benefit us. Many of these title insurance policies may be for amounts less than the current or future values of the applicable properties. If there was a title defect related to any of these properties, or to any of the properties acquired at the time of our initial public offering, that is no longer covered by a title insurance policy, we could lose both our capital invested in and our anticipated profits from such property. We have obtained title insurance policies for all properties that we have acquired after our initial public offering, however, these policies may be for amounts less than the current or future values of the applicable properties.

Because of the ownership structure of our hotel property, we face potential adverse effects from changes to the applicable tax laws.

We own one hotel property. However, under the Internal Revenue Code, REITs like us are not allowed to operate hotels directly or indirectly. Accordingly, we lease our hotel property to one of our taxable REIT subsidiaries. As lessor, we are entitled to a percentage of the gross receipts from the operation of the hotel property. Marriott International, Inc. manages the hotel under the Marriott name pursuant to a management contract with the taxable REIT subsidiary as lessee. While the taxable REIT subsidiary structure allows the economic benefits of ownership to flow to us, the taxable REIT subsidiary is subject to tax on its income from the operations of the hotel at the federal and state level. In addition, the taxable REIT subsidiary is subject to detailed tax regulations that affect how it may be capitalized and operated. If the tax laws applicable to taxable REIT subsidiaries are modified, we may be forced to modify the structure for owning our hotel property, and such changes may adversely affect the cash flows from our hotel. In addition, the Internal Revenue Service, the United States Treasury Department and Congress frequently review federal income tax legislation, and we cannot predict whether, when or to what extent new federal tax laws, regulations, interpretations or rulings will be adopted. Any of such actions may prospectively or retroactively modify the tax treatment of the taxable REIT subsidiary and, therefore, may adversely affect our after-tax returns from our hotel property.

We face possible adverse changes in tax laws.

From time to time changes in state and local tax laws or regulations are enacted, which may result in an increase in our tax liability. A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional taxes on our assets or income. These increased tax costs could adversely affect our financial condition and results of operations and the amount of cash available for the payment of dividends.

We face possible state and local tax audits.

Because we are organized and qualify as a REIT, we are generally not subject to federal income taxes, but are subject to certain state and local taxes. In the normal course of business, certain entities through which we own real estate either have undergone, or are currently undergoing, tax audits. Although we believe that we have substantial arguments in favor of our positions in the ongoing audits, in some instances there is no controlling precedent or interpretive guidance on the specific point at issue. Collectively, tax deficiency notices received to date from the jurisdictions conducting the ongoing audits have not been material. However, there can be no assurance that future audits will not occur with increased frequency or that the ultimate result of such audits will not have a material adverse effect on our results of operations.

Item 1B. ***Unresolved Staff Comments.***

None.

Item 2. *Properties*

At December 31, 2010, we owned or had interests in 146 properties, totaling approximately 39.9 million net rentable square feet, including five properties under construction totaling approximately 2.0 million net rentable square feet. In addition, we had structured parking for approximately 40,664 vehicles containing approximately 13.7 million square feet. Our properties consisted of (1) 140 office properties, including 121 Class A office buildings, including three properties under construction, and 19 properties that support both office and technical uses, (2) three retail properties, (3) one hotel and (4) two residential properties (both of which are under construction). In addition, we own or control 513.3 acres of land for future development. The table set forth below shows information relating to the properties we owned, or in which we had an ownership interest, at December 31, 2010. Information relating to properties owned by the Value-Added Fund is not included in our portfolio information tables or any other portfolio level statistics because the Value-Added Fund invests in assets within our existing markets that have deficiencies in property characteristics which provide an opportunity to create value through repositioning, refurbishment or renovation. We therefore believe including such information in our portfolio tables and statistics would render the portfolio information less useful to investors. Information relating to the Value-Added Fund is set forth separately below.

Properties	Location	% Leased as of December 31, 2010	Number of Buildings	Net Rentable Square Feet
Class A Office				
General Motors Building (60% ownership)	New York, NY	98.4%	1	1,803,465
399 Park Avenue	New York, NY	98.8%	1	1,707,476
John Hancock Tower	Boston, MA	96.6%	1	1,693,553
601 Lexington Avenue	New York, NY	96.0%	1	1,629,685
Times Square Tower	New York, NY	99.1%	1	1,243,958
800 Boylston Street—The Prudential Center	Boston, MA	90.9%	1	1,226,475
599 Lexington Avenue	New York, NY	98.3%	1	1,043,649
Embarcadero Center Four	San Francisco, CA	93.6%	1	936,791
111 Huntington Avenue—The Prudential Center	Boston, MA	94.2%	1	859,641
Embarcadero Center One	San Francisco, CA	84.1%	1	833,723
Embarcadero Center Two	San Francisco, CA	97.2%	1	779,583
Embarcadero Center Three	San Francisco, CA	92.7%	1	775,086
South of Market	Reston, VA	99.7%	3	647,682
Two Grand Central Tower (60% ownership)	New York, NY	80.6%	1	646,227
Capital Gallery	Washington, DC	100.0%	1	621,009
Metropolitan Square (51% ownership)	Washington, DC	96.2%	1	586,950
125 West 55th Street (60% ownership)	New York, NY	100.0%	1	581,267
3200 Zanker Road	San Jose, CA	100.0%	4	543,900
901 New York Avenue (25% ownership)	Washington, DC	99.8%	1	539,229
Reservoir Place	Waltham, MA	79.5%	1	526,080
601 and 651 Gateway	South San Francisco, CA	96.2%	2	506,224
101 Huntington Avenue—The Prudential Center	Boston, MA	100.0%	1	505,939
One Freedom Square	Reston, VA	95.6%	1	423,922
Two Freedom Square	Reston, VA	96.7%	1	421,142
One Tower Center	East Brunswick, NJ	47.2%	1	414,648
Market Square North (50% ownership)	Washington, DC	90.9%	1	402,740

Properties	Location	% Leased as of December 31, 2010	Number of Buildings	Net Rentable Square Feet
140 Kendrick Street	Needham, MA	100.0%	3	380,987
One and Two Discovery Square	Reston, VA	95.3%	2	366,990
Weston Corporate Center	Weston, MA	100.0%	1	356,367
505 9th Street, NW (50% ownership)	Washington, DC	96.0%	1	321,943
1333 New Hampshire Avenue	Washington, DC	100.0%	1	315,371
One Reston Overlook	Reston, VA	100.0%	1	312,685
Waltham Weston Corporate Center	Waltham, MA	76.3%	1	306,789
230 CityPoint	Waltham, MA	95.8%	1	299,944
Wisconsin Place Office	Chevy Chase, MD	96.5%	1	299,186
540 Madison Avenue (60% ownership)	New York, NY	95.6%	1	288,580
12310 Sunrise Valley(1)	Reston, VA	100.0%	1	263,870
Reston Corporate Center	Reston, VA	100.0%	2	261,046
Quorum Office Park	Chelmsford, MA	100.0%	2	259,918
New Dominion Technology Park—Building Two	Herndon, VA	100.0%	1	257,400
611 Gateway	South San Francisco, CA	100.0%	1	256,302
200 West Street	Waltham, MA	29.0%	1	255,378
12300 Sunrise Valley(1)	Reston, VA	100.0%	1	255,244
1330 Connecticut Avenue	Washington, DC	98.3%	1	252,136
500 E Street, SW	Washington, DC	100.0%	1	248,336
Five Cambridge Center	Cambridge, MA	100.0%	1	240,480
Democracy Tower	Reston, VA	100.0%	1	235,436
New Dominion Technology Park—Building One	Herndon, VA	100.0%	1	235,201
510 Carnegie Center	Princeton, NJ	100.0%	1	234,160
One Cambridge Center	Cambridge, MA	90.4%	1	215,573
635 Massachusetts Avenue(1)	Washington, DC	100.0%	1	211,000
77 CityPoint	Waltham, MA	100.0%	1	209,707
Sumner Square	Washington, DC	93.7%	1	208,665
Four Cambridge Center	Cambridge, MA	58.6%	1	199,131
University Place	Cambridge, MA	100.0%	1	195,282
North First Business Park(1)	San Jose, CA	75.8%	5	190,636
1301 New York Avenue	Washington, DC	100.0%	1	188,357
One Preserve Parkway	Rockville, MD	76.7%	1	183,734
12290 Sunrise Valley	Reston, VA	100.0%	1	182,424
2600 Tower Oaks Boulevard	Rockville, MD	87.8%	1	178,865
Eight Cambridge Center	Cambridge, MA	100.0%	1	177,226
500 North Capitol (30% ownership)(1)	Washington, DC	100.0%	1	175,698
Lexington Office Park	Lexington, MA	77.3%	2	166,745
210 Carnegie Center	Princeton, NJ	92.8%	1	162,368
206 Carnegie Center	Princeton, NJ	100.0%	1	161,763
191 Spring Street	Lexington, MA	100.0%	1	158,900
303 Almaden	San Jose, CA	90.8%	1	158,499
Kingstowne Two	Alexandria, VA	98.2%	1	156,251
Ten Cambridge Center	Cambridge, MA	100.0%	1	152,664
10 & 20 Burlington Mall Road	Burlington, MA	88.9%	2	152,097
Kingstowne One	Alexandria, VA	90.6%	1	150,838
214 Carnegie Center	Princeton, NJ	75.1%	1	150,774
212 Carnegie Center	Princeton, NJ	82.0%	1	149,354
506 Carnegie Center	Princeton, NJ	100.0%	1	145,213
Two Reston Overlook	Reston, VA	91.8%	1	134,615

Properties	Location	% Leased as of December 31, 2010	Number of Buildings	Net Rentable Square Feet
202 Carnegie Center	Princeton, NJ	78.4%	1	130,582
508 Carnegie Center	Princeton, NJ	57.8%	1	128,662
101 Carnegie Center	Princeton, NJ	87.7%	1	123,659
Montvale Center	Gaithersburg, MD	79.3%	1	123,392
504 Carnegie Center	Princeton, NJ	100.0%	1	121,990
91 Hartwell Avenue	Lexington, MA	77.3%	1	121,425
40 Shattuck Road	Andover, MA	75.9%	1	121,216
701 Carnegie Center	Princeton, NJ	100.0%	1	120,000
502 Carnegie Center	Princeton NJ	82.1%	1	118,120
Annapolis Junction (50% ownership)	Annapolis, MD	100.0%	1	117,599
Three Cambridge Center	Cambridge, MA	43.0%	1	108,152
201 Spring Street	Lexington, MA	100.0%	1	106,300
104 Carnegie Center	Princeton, NJ	97.2%	1	102,830
Bedford Business Park	Bedford, MA	100.0%	1	92,207
33 Hayden Avenue	Lexington, MA	100.0%	1	80,128
Eleven Cambridge Center	Cambridge, MA	100.0%	1	79,616
Reservoir Place North	Waltham, MA	100.0%	1	73,258
105 Carnegie Center	Princeton, NJ	55.3%	1	69,955
32 Hartwell Avenue	Lexington, MA	100.0%	1	69,154
Waltham Office Center(1)	Waltham, MA	38.3%	1	67,005
302 Carnegie Center	Princeton, NJ	65.1%	1	64,926
195 West Street	Waltham, MA	100.0%	1	63,500
100 Hayden Avenue	Lexington, MA	100.0%	1	55,924
181 Spring Street	Lexington, MA	60.4%	1	55,793
211 Carnegie Center	Princeton, NJ	100.0%	1	47,025
92 Hayden Avenue	Lexington, MA	100.0%	1	31,100
201 Carnegie Center	Princeton, NJ	100.0%	—	6,500
Subtotal for Class A Office Properties		93.5%	118	35,320,190
Retail				
Shops at The Prudential Center	Boston, MA	98.5%	1	510,405
Kingstowne Retail	Alexandria, VA	100.0%	1	88,288
Shaws Supermarket at The Prudential Center	Boston, MA	100.0%	1	57,235
Subtotal for Retail Properties		99.2%	3	655,928
Office/Technical Properties				
Bedford Business Park	Bedford, MA	62.7%	2	379,056
Seven Cambridge Center	Cambridge, MA	100.0%	1	231,028
7601 Boston Boulevard	Springfield, VA	100.0%	1	103,750
7435 Boston Boulevard	Springfield, VA	100.0%	1	103,557
8000 Grainger Court	Springfield, VA	100.0%	1	88,775
7500 Boston Boulevard	Springfield, VA	100.0%	1	79,971
7501 Boston Boulevard	Springfield, VA	100.0%	1	75,756
Fourteen Cambridge Center	Cambridge, MA	100.0%	1	67,362
164 Lexington Road	Billerica, MA	0.0%	1	64,140
103 Fourth Avenue(1)	Waltham, MA	58.5%	1	62,476
7450 Boston Boulevard	Springfield, VA	100.0%	1	62,402
7374 Boston Boulevard	Springfield, VA	100.0%	1	57,321
8000 Corporate Court	Springfield, VA	100.0%	1	52,539
7451 Boston Boulevard	Springfield, VA	100.0%	1	47,001

Properties	Location	% Leased as of December 31, 2010	Number of Buildings	Net Rentable Square Feet
7300 Boston Boulevard	Springfield, VA	100.0%	1	32,000
17 Hartwell Avenue	Lexington, MA	100.0%	1	30,000
7375 Boston Boulevard	Springfield, VA	100.0%	1	26,865
6601 Springfield Center Drive(1)	Springfield, VA	100.0%	1	26,388
Subtotal for Office/Technical Properties		85.5%	19	1,590,387
Hotel Property				
Cambridge Center Marriott	Cambridge, MA	77.9%(2)	1	330,400
Subtotal for Hotel Property		77.9%	1	330,400
Subtotal for In-Service Properties		93.2%	141	37,896,905
Structured Parking				13,650,302
Properties Under Construction(3)				
Office:				
Atlantic Wharf	Boston, MA	79%	1	790,000
2200 Pennsylvania Avenue	Washington, DC	85%	1	460,000
510 Madison Avenue	New York, NY	13%	1	347,000
Residential:				
Atlantic Wharf-Residential (86 units)	Boston, MA	N/A	1	78,000
Atlantic Wharf—Retail		0%		10,000
2221 I Street, NW—Residential (335 units)	Washington, DC	N/A	1	275,000
2221 I Street, NW—Retail		100.0%	—	50,000
Subtotal for Properties Under Construction		67%	5	2,010,000
Total Portfolio			146	53,557,207

(1) Property held for redevelopment as of December 31, 2010.

(2) Represents the weighted-average room occupancy for the year ended December 31, 2010. Note that this amount is not included in the calculation of the Total Portfolio occupancy rate for In-Service Properties as of December 31, 2010.

(3) Represents percentage leased as of February 18, 2011 and excludes residential space.

The following table shows information relating to properties owned through the Value-Added Fund at December 31, 2010:

Property	Location	% Leased as of December 31, 2010	Number of Buildings	Net Rentable Square Feet
Mountain View Research Park	Mountain View, CA	78.1%	16	600,449
Mountain View Technology Park	Mountain View, CA	61.1%	7	135,279
300 Billerica Road	Chelmsford, MA	100.0%	1	110,882
Total Value-Added Fund		78.3%	24	845,610

Percentage Leased and Average Annualized Revenue per Square Foot for In-Service Properties

The following table sets forth our percentage leased and average annualized revenue per square foot on a historical basis for our In-Service Properties.

	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010
Percentage leased	94.2%	94.9%	94.5%	92.4%	93.2%
Average annualized revenue per square foot(1)	$43.73	$45.57	$51.50	$52.84	$53.21

(1) Annualized revenue is the contractual rental obligations and contractual reimbursements on an annualized basis at December 31, 2006, 2007, 2008, 2009 and 2010.

Top 20 Tenants by Square Feet

Our 20 largest tenants by square feet as of December 31, 2010 were as follows:

	Tenant	Square Feet	% of In-Service Portfolio
1	U.S. Government	1,974,528(1)	5.26%
2	Citibank	1,047,695(2)	2.79%
3	Lockheed Martin	1,029,935	2.74%
4	Kirkland & Ellis	648,566(3)	1.73%
5	Genentech	640,271	1.70%
6	Biogen	576,393	1.53%
7	Ropes & Gray	528,931	1.41%
8	O'Melveny & Myers	511,659	1.36%
9	Bain Capital	476,653	1.27%
10	Shearman & Sterling	472,808	1.26%
11	Manulife	467,178	1.24%
12	Weil Gotshal Manges	444,982(4)	1.18%
13	State Street Bank and Trust	408,552	1.09%
14	Parametric Technology	380,987	1.01%
15	Microsoft	342,478	0.91%
16	Ann Taylor	338,942	0.90%
17	Finnegan Henderson Farabow	336,396(5)	0.90%
18	Northrop Grumman	323,097	0.86%
19	Accenture	310,312	0.83%
20	Bingham McCutchen	301,385	0.80%

(1) Includes 36,126, 68,173, 75,074 and 175,698 square feet of space in properties in which we have a 60%, 51%, 50% and 30% interest, respectively.

(2) Includes 10,080 and 2,761 square feet of space in properties in which we have a 60% and 51% interest, respectively.

(3) Includes 256,904 square feet of space in a property in which we have a 51% interest.

(4) All space is in a property in which we have a 60% interest.

(5) Includes 266,539 square feet of space in a property in which we have a 25% interest.

Tenant Diversification (Gross Rent)*

Our tenant diversification as of December 31, 2010 was as follows:

Sector	Percentage of of Gross Rent
Legal Services	26%
Financial Services	24%
Technical and Scientific Services	11%
Manufacturing / Consumer Products	8%
Other Professional Services	8%
Retail	6%
Government / Public Administration	5%
Other	5%
Real Estate and Insurance	4%
Media / Telecommunications	3%

* The classification of our tenants is based on the U.S. Government's North American Industry Classification System (NAICS), which has replaced the Standard Industrial Classification (SIC) system.

Lease Expirations(1)

Year of Lease Expiration	Rentable Square Feet Subject to Expiring Leases	Current Annualized Contractual Rent Under Expiring Leases Without Future Step-Ups(2)	Current Annualized Contractual Rent Under Expiring Leases Without Future Step-Ups p.s.f.(2)	Current Annualized Contractual Rent Under Expiring Leases With Future Step-Ups(3)	Current Annualized Contractual Rent Under Expiring Leases With Future Step-Ups p.s.f.(3)	Percentage of Total Square Feet
2011(4)	2,580,850	$118,426,863	$45.89	$118,301,963	$45.84	6.9%
2012	2,866,666	148,104,547	51.66	145,699,635	50.83	7.6%
2013	1,776,914	77,640,644	43.69	79,499,084	44.74	4.7%
2014	3,684,200	144,574,970	39.24	156,047,706	42.36	9.8%
2015	3,309,033	165,197,728	49.92	178,829,358	54.04	8.8%
2016	3,108,195	174,251,791	56.06	186,654,369	60.05	8.3%
2017	3,305,887	217,783,647	65.88	234,083,494	70.81	8.8%
2018	935,573	60,086,681	64.22	66,038,776	70.59	2.5%
2019	3,028,222	173,963,593	57.45	194,286,312	64.16	8.1%
2020	2,959,954	166,525,270	56.26	186,840,846	63.12	7.9%
Thereafter	6,878,696	401,330,296	58.34	473,003,494	68.76	18.3%

(1) Includes 100% of unconsolidated joint venture properties, except for properties owned by the Value-Added Fund.

(2) Represents the monthly contractual base rent and recoveries from tenants under existing leases as of December 31, 2010 multiplied by twelve. This amount reflects total rent before any rent abatements and includes expense reimbursements, which may be estimates as of such date.

(3) Represents the monthly contractual base rent under expiring leases with future contractual increases upon expiration and recoveries from tenants under existing leases as of December 31, 2010 multiplied by twelve. This amount reflects total rent before any rent abatements and includes expense reimbursements, which may be estimates as of such date.

(4) Excludes approximately 420,138 square feet that was shown in occupancy on December 31, 2010 but was vacant as of January 1, 2011.

Item 3. ***Legal Proceedings***

We are subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. Management believes that the final outcome of such matters will not have a material adverse effect on our financial position, results of operations or liquidity.

Item 4. Removed and Reserved.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

(a) Our common stock is listed on the New York Stock Exchange under the symbol "BXP." The high and low sales prices and dividends for the periods indicated in the table below were:

Quarter Ended	High	Low	Dividends per common share
December 31, 2010	$91.45	$81.02	$.50
September 30, 2010	89.26	68.47	.50
June 30, 2010	83.42	70.91	.50
March 31, 2010	78.22	61.50	.50
December 31, 2009	71.73	57.19	.50
September 30, 2009	72.23	42.62	.50
June 30, 2009	53.19	33.79	.50
March 31, 2009	56.78	29.30	.68

At February 18, 2011, we had approximately 1,558 stockholders of record.

In order to maintain our qualification as a REIT, we must make annual distributions to our stockholders of at least 90% of our taxable income (not including net capital gains). We have adopted a policy of paying regular quarterly distributions on our common stock, and we have adopted a policy of paying regular quarterly distributions on the common units of BPLP. Cash distributions have been paid on our common stock and BPLP's common units since our initial public offering. Distributions are declared at the discretion of the Board of Directors and depend on actual and anticipated cash from operations, our financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code and other factors the Board of Directors may consider relevant.

During the three months ended December 31, 2010, we issued an aggregate of 66,833 shares of common stock in connection with the redemption of 66,833 common units of limited partnership held by certain limited partners of BPLP. These shares were issued in reliance on an exemption from registration under Section 4(2). We relied on the exception under Section 4(2) based upon factual representations received from the limited partners who received the shares of common stock.

Stock Performance Graph

The following graph provides a comparison of cumulative total stockholder return for the period from December 31, 2005 through December 31, 2010, among Boston Properties, the Standard & Poor's ("S&P") 500 Index, the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") Equity REIT Total Return Index (the "Equity REIT Index") and the NAREIT Office REIT Index (the "Office REIT Index"). The Equity REIT Index includes all tax-qualified equity REITs listed on the New York Stock Exchange, the American Stock Exchange and the NASDAQ Stock Market. Equity REITs are defined as those with 75% or more of their gross invested book value of assets invested directly or indirectly in the equity ownership of real estate. The Office REIT Index includes all office REITs included in the Equity REIT Index. Data for Boston Properties, the S&P 500 Index, the Equity REIT Index and the Office REIT Index was provided to us by NAREIT. Upon written request, Boston Properties will provide any stockholder with a list of the REITs included in the Equity REIT Index and the Office REIT Index. The stock performance graph assumes an investment of $100 in each of Boston Properties and the three indices, and the reinvestment of any dividends. The historical information set forth below is not necessarily indicative of future performance. The data shown is based on the share prices or index values, as applicable, at the end of each month shown.


$200.00
$150.00
$100.00
$50.00
Dec. '05
Dec. '06
Dec. '07
Dec. '08
Dec. '09
Dec. '10
Boston Properties
S&P 500
Equity REIT Index
Office REIT Index

	As of the year ended December 31,					
	2005	**2006**	**2007**	**2008**	**2009**	**2010**
Boston Properties	$100.00	$162.70	$145.84	$90.50	$115.41	$151.88
S&P 500	$100.00	$115.79	$122.16	$76.96	$ 97.33	$111.99
Equity REIT Index	$100.00	$135.06	$113.87	$70.91	$ 90.76	$116.12
Office REIT Index	$100.00	$145.22	$117.69	$69.36	$ 94.01	$111.32

(b) None.

(c) Issuer Purchases of Equity Securities. None.

Item 6. *Selected Financial Data*

The following table sets forth our selected financial and operating data on a historical basis. Certain prior year amounts have been reclassified to conform to the current year presentation. In addition, certain prior year amounts have been revised as a result of the adoption on January 1, 2009 of (1) ASC 470-20 "Debt with Conversion and Other Options" ("ASC 470-20") (formerly known as FASB Staff Position ("FSP") No. APB 14-1 "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP No. APB 14-1")) (Refer to Note 8 of the Consolidated Financial Statements), (2) the guidance included in ASC 810 "Consolidation" ("ASC 810") (formerly known as SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS No. 160")) and ASC 480-10-S99 "Distinguishing Liabilities from Equity" ("ASC 480-10-S99") (formerly known as EITF Topic No. D-98 "Classification and Measurement of Redeemable Securities" (Amended)) (Refer to Note 11 of the Consolidated Financial Statements), (3) the guidance included in ASC 260-10 "Earnings Per Share" ("ASC 260-10") (formerly known as FSP EITF 03-06-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities" ("FSP EITF 03-06-1")) (Refer to Note 15 of the Consolidated Financial Statements), and which has been revised for the reclassifications related to the disposition of qualifying properties during 2007 and 2006 which have been reclassified as discontinued operations, for the periods presented, in accordance with the guidance in ASC 360 "Property, Plant and Equipment" ("ASC 360") (formerly known as SFAS No. 144 "Accounting for the Impairment or Disposal of Long Lived Assets" ("SFAS No. 144")). The following data should be read in conjunction with our financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Form 10-K.

Our historical operating results may not be comparable to our future operating results.

	For the year ended December 31,				
	2010	2009	2008	2007	2006
	(in thousands, except per share data)				
Statement of Operations Information:					
Total revenue	$1,550,804	$1,518,190	$1,469,442	$1,392,583	$1,380,950
Expenses:					
Rental operating	501,694	501,799	488,030	455,840	437,705
Hotel operating	25,153	23,966	27,510	27,765	24,966
General and administrative	79,658	75,447	72,365	69,882	59,375
Acquisition costs	2,614	—	—	—	—
Loss (gain) from suspension of development	(7,200)	27,766	—	—	—
Depreciation and amortization	338,371	321,681	304,147	286,030	270,562
Total expenses	940,290	950,659	892,052	839,517	792,608
Operating income	610,514	567,531	577,390	553,066	588,342
Other income (expense):					
Income (loss) from unconsolidated joint ventures	36,774	12,058	(182,018)	20,428	24,507
Interest and other income	7,332	4,059	18,958	89,706	36,677
Gains (losses) from investments in securities	935	2,434	(4,604)	—	—
Interest expense	(378,079)	(322,833)	(295,322)	(302,980)	(302,221)
Losses from early extinguishments of debt	(89,883)	(510)	—	(3,417)	(32,143)
Net derivative losses	—	—	(17,021)	—	—
Income from continuing operations	187,593	262,739	97,383	356,803	315,162
Discontinued operations	—	—	—	266,793	19,081
Gains on sales of real estate	2,734	11,760	33,340	929,785	719,826
Net income	190,327	274,499	130,723	1,553,381	1,054,069
Net income attributable to noncontrolling interests	(31,255)	(43,485)	(25,453)	(243,275)	(183,778)
Net income attributable to Boston Properties, Inc.	$ 159,072	$ 231,014	$ 105,270	$1,310,106	$ 870,291
Basic earnings per common share attributable to Boston Properties, Inc.:					
Income from continuing operations	$ 1.14	$ 1.76	$ 0.88	$ 9.07	$ 7.45
Discontinued operations	—	—	—	1.91	0.14
Net income	$ 1.14	$ 1.76	$ 0.88	$ 10.98	$ 7.59
Weighted average number of common shares outstanding	139,440	131,050	119,980	118,839	114,721
Diluted earnings per common share attributable to Boston Properties, Inc.:					
Income from continuing operations	$ 1.14	$ 1.76	$ 0.87	$ 8.92	$ 7.29
Discontinued operations	—	—	—	1.88	0.14
Net income	$ 1.14	$ 1.76	$ 0.87	$ 10.80	$ 7.43
Weighted average number of common and common equivalent shares outstanding	140,057	131,512	121,299	120,780	117,077

	December 31,				
	2010	2009	2008	2007	2006
	(in thousands)				
Balance Sheet information:					
Real estate, gross	$12,764,935	$11,099,558	$10,625,207	$10,252,355	$9,552,642
Real estate, net	10,441,117	9,065,881	8,856,422	8,720,648	8,160,587
Cash and cash equivalents	478,948	1,448,933	241,510	1,506,921	725,788
Total assets	13,348,263	12,348,703	10,917,476	11,195,097	9,695,206
Total indebtedness	7,786,001	6,719,771	6,092,884	5,378,360	4,548,550
Noncontrolling interest—redeemable preferred units of the Operating Partnership	55,652	55,652	55,652	55,652	85,962
Stockholders' equity attributable to Boston Properties, Inc.	4,372,643	4,446,002	3,688,993	3,767,756	3,267,717
Noncontrolling interests	591,550	623,057	570,112	615,575	545,626

	For the year ended December 31,				
	2010	2009	2008	2007	2006
	(in thousands, except per share and percentage data)				
Other Information:					
Funds from Operations attributable to Boston Properties, Inc.(1)	$ 547,356	$ 606,272	$ 403,788	$ 545,650	$ 497,782
Funds from Operations attributable to Boston Properties, Inc., as adjusted(1)	547,356	606,272	403,788	547,933	524,321
Dividends declared per share	2.00	2.18	2.72	8.70	8.12
Cash flows provided by operating activities	375,893	617,376	565,311	631,654	528,163
Cash flows provided by (used in) investing activities	(1,161,274)	(446,601)	(1,320,079)	574,655	229,572
Cash flows provided by (used in) financing activities	(184,604)	1,036,648	(510,643)	(425,176)	(293,443)
Total square feet at end of year (including development projects and parking)	53,557	50,468	49,761	43,814	43,389
In-service percentage leased at end of year	93.2%	92.4%	94.5%	94.9%	94.2%

(1) Pursuant to the revised definition of Funds from Operations adopted by the Board of Governors of NAREIT, we calculate Funds from Operations, or "FFO," by adjusting net income (loss) attributable to Boston Properties, Inc. (computed in accordance with GAAP, including non-recurring items) for gains (or losses) from sales of properties, real estate related depreciation and amortization, and after adjustment for unconsolidated partnerships, joint ventures and preferred distributions. FFO is a non-GAAP financial measure. The use of FFO, combined with the required primary GAAP presentations, has been fundamentally beneficial in improving the understanding of operating results of REITs among the investing public and making comparisons of REIT operating results more meaningful. Management generally considers FFO to be a useful measure for reviewing our comparative operating and financial performance because, by excluding gains and losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO can help one compare the operating performance of a company's real estate between periods or as compared to different companies. Our computation of FFO may not be comparable to FFO reported by other REITs or real estate companies that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently. Amount represents our share, which was 87.25%, 86.57%, 85.49%, 85.32% and 84.40% for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, respectively, after allocation to the noncontrolling interests.

In addition to presenting FFO in accordance with the NAREIT definition, we also disclose FFO, as adjusted, which excludes the effects of the losses from early extinguishments of debt associated with the sales of real estate. Losses from early extinguishments of debt result when the sale of real estate encumbered by debt requires us to pay the extinguishment costs prior to the debt's stated maturity and to write-off unamortized loan costs at the date of the extinguishment. Such costs are excluded from the gains on sales of real estate reported in accordance with GAAP. However, we view the losses from early extinguishments of debt associated with the sales of real estate as an incremental cost of the sale transactions because we extinguished the debt in connection with the consummation of the sale transactions and we had no intent to extinguish the debt absent such transactions. We believe that adjusting FFO to exclude these losses more appropriately reflects the results of our operations exclusive of the impact of our sale transactions.

Although our FFO, as adjusted, clearly differs from NAREIT's definition of FFO, and may not be comparable to that of other REITs and real estate companies, we believe it provides a meaningful supplemental measure of our operating performance because we believe that by excluding the effects of the losses from early extinguishments of debt associated with the sales of real estate, management and investors are presented with an indicator of our operating performance that more closely achieves the objectives of the real estate industry in presenting FFO.

Neither FFO, nor FFO, as adjusted, should be considered as an alternative to net income attributable to Boston Properties, Inc. (determined in accordance with GAAP) as an indication of our performance. Neither FFO nor FFO, as adjusted, represent cash generated from operating activities determined in accordance with GAAP and neither of these measures is a measure of liquidity or an indicator of our ability to make cash distributions. We believe that to further understand our performance, FFO and FFO, as adjusted, should be compared with our reported net income attributable to Boston Properties, Inc. and considered in addition to cash flows in accordance with GAAP, as presented in our Consolidated Financial Statements.

A reconciliation of FFO and FFO, as adjusted, to net income attributable to Boston Properties, Inc. computed in accordance with GAAP is provided under the heading of "Management's Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations."

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws, principally, but not only, under the captions "Business-Business and Growth Strategies," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." We caution investors that any forward-looking statements in this report, or which management may make orally or in writing from time to time, are based on management's beliefs and on assumptions made by, and information currently available to, management. When used, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "might," "plan," "project," "result" "should," "will," and similar expressions which do not relate solely to historical matters are intended to identify forward-looking statements. Such statements are subject to risks, uncertainties and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those anticipated, estimated or projected by the forward-looking statements. We caution you that, while forward-looking statements reflect our good faith beliefs when we make them, they are not guarantees of future performance and are impacted by actual events when they occur after we make such statements. We expressly disclaim any responsibility to update our forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, investors should use caution in relying on past forward-looking statements, which are based on results and trends at the time they are made, to anticipate future results or trends.

Some of the risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

- the continuing impact of high unemployment and constrained credit, which is having and may continue to have a negative effect on the following, among other things:
  - the fundamentals of our business, including overall market occupancy, tenant space utilization, and rental rates;
  - the financial condition of our tenants, many of which are financial, legal and other professional firms, our lenders, counterparties to our derivative financial instruments and institutions that hold our cash balances and short-term investments, which may expose us to increased risks of default by these parties; and
  - the value of our real estate assets, which may limit our ability dispose of assets at attractive prices or obtain or maintain debt financing secured by our properties or on an unsecured basis;
- general risks affecting the real estate industry (including, without limitation, the inability to enter into or renew leases, dependence on tenants' financial condition, and competition from other developers, owners and operators of real estate);
- failure to manage effectively our growth and expansion into new markets and sub-markets or to integrate acquisitions and developments successfully;
- the ability of our joint venture partners to satisfy their obligations;
- risks and uncertainties affecting property development and construction (including, without limitation, construction delays, cost overruns, inability to obtain necessary permits and public opposition to such activities);

- risks associated with the availability and terms of financing and the use of debt to fund acquisitions and developments, including the risk associated with interest rates impacting the cost and/or availability of financing;
- risks associated with forward interest rate contracts and the effectiveness of such arrangements;
- risks associated with downturns in the national and local economies, increases in interest rates, and volatility in the securities markets;
- risks associated with actual or threatened terrorist attacks;
- costs of compliance with the Americans with Disabilities Act and other similar laws;
- potential liability for uninsured losses and environmental contamination;
- risks associated with our potential failure to qualify as a REIT under the Internal Revenue Code of 1986, as amended;
- possible adverse changes in tax and environmental laws;
- the impact of newly adopted accounting principles on our accounting policies and on period-to-period comparisons of financial results;
- risks associated with possible state and local tax audits; and
- risks associated with our dependence on key personnel whose continued service is not guaranteed.

The risks set forth above are not exhaustive. Other sections of this report, including "Part I, Item 1A- Risk Factors," include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Investors should also refer to our quarterly reports on Form 10-Q for future periods and current reports on Form 8-K as we file them with the SEC, and to other materials we may furnish to the public from time to time through Forms 8-K or otherwise, for a discussion of risks and uncertainties that may cause actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements. We expressly disclaim any responsibility to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events, or otherwise, and you should not rely upon these forward-looking statements after the date of this report.

Overview

We are a fully integrated self-administered and self-managed REIT and one of the largest owners and developers of Class A office properties in the United States. Our properties are concentrated in five markets— Boston, midtown Manhattan, Washington, DC, San Francisco and Princeton, NJ. We generate revenue and cash primarily by leasing our Class A office space to our tenants. Factors we consider when we lease space include the creditworthiness of the tenant, the length of the lease, the rental rate to be paid, the costs of tenant improvements and other landlord concessions, current and anticipated operating costs and real estate taxes, our current and anticipated vacancy, current and anticipated future demand for office space and general economic factors. From time to time, we also generate cash through the sale of assets.

Our core strategy has always been to operate in supply-constrained markets with high barriers to entry and to focus on executing long-term leases with financially strong tenants. Historically, this combination has tended to reduce our exposure in down cycles and enhance revenues as market conditions improve. While the high rate of unemployment continues to negatively impact the fundamentals of our business in many of our markets, we believe that rental rates in all of our markets have stabilized and we are seeing gradual improvement in select submarkets.

To be successful in the current leasing environment, we believe all aspects of the tenant-landlord relationship must be considered. In this regard, we believe that our understanding of tenants' short- and long-term space needs in the local markets, our relationships with local brokers, our reputation as a premier owner and operator of Class A office properties, our financial strength and our ability to maintain high building standards provide us with a competitive advantage in an increasingly fragmented office market. Additionally, the premier locations and high caliber of our assets are resulting in increased leasing activity as we are seeing a flight to quality by office tenants. In 2010 we signed leases for more than 6.5 million square feet of space, which exceeds by approximately 2.2 million square feet our annual average over the past five years, and we are seeing improvements in market economics in New York City and other isolated submarkets. Nevertheless, we continue to believe that general office market conditions are dependent on the impact of a recovery in the labor markets, and we are therefore not predicting significant rental rate growth or markedly fewer landlord concessions in the near-term.

As of December 31, 2010, leases representing approximately 6.9% of the space at our properties expire during 2011. While rental rates in our markets appear to have stabilized, as leases expire, assuming no change in current market rental rates, we expect the rental rates we are likely to achieve on any new leases will generally be less than the rates currently being paid, thereby generally resulting in less revenue from the same space. For example, we estimate that the average rent currently paid by our office tenants for leases that expire during 2011 is approximately 3% greater than current market rates for comparable space. Because the individual labor and industry markets may recover at different paces, we may see varying degrees of strength or softness in our core markets. We expect tenants in our markets to continue to take advantage of the ability to upgrade to high-quality space like ours, particularly those who value our operational expertise and financial stability when making their leasing decisions.

Current market conditions, characterized by overleveraged real estate assets and property owners with insufficient capital resources, have provided opportunities for well capitalized companies and seasoned operators, such as us, to acquire high-quality assets. Over the past six months, we acquired three Class A office properties that we had been monitoring and evaluating for some time, which are 510 Madison Avenue in New York City, the John Hancock Tower in Boston and Bay Colony Corporate Center in Waltham, Massachusetts. Each of these properties was for sale because of the aggressive capital structures used to develop or purchase them during the last economic cycle when high-leverage debt capital was readily available. We believe these acquisitions present attractive opportunities for long-term value creation through the use of our operational, managerial and financial strength. The acquisition of the approximately 1,700,000 square foot iconic John Hancock Tower will strengthen our foothold in Boston's Back Bay office market. In addition, Bay Colony Corporate Center, an approximately 1,000,000 square foot, four-building office park that has undergone four ownership changes over the past few years, has experienced deteriorating occupancy and has recently received minimal capital investment. These factors combined with its strong location and historical reputation as one of the premier suburban Boston office addresses present an attractive repositioning and leasing opportunity for a developer and manager such as us. Finally, 510 Madison Avenue, an approximately 347,000 square foot office building that is under development, had been largely ignored by the leasing community due to its uncertain ownership status. Our initial leasing activity has been stronger than expected and we continue to generate positive interest in the building.

We believe other acquisition opportunities like those discussed above will continue to present themselves in 2011. However, potential buyers have also become more aggressive about expectations for a recovery as evidenced by the high level of interest we are seeing in marketed assets. The combination of relatively low interest rates and the abundance of capital seeking high-quality assets may have a dampening effect on return expectations. While our management team is actively seeking opportunities, we will maintain our disciplined investment strategy, which focuses on high-quality assets in supply-constrained markets that have historically provided long-term value creation. As we seek to deploy capital in 2011, we also expect to actively market some selected assets for sale. We structured the acquisition of the John Hancock Tower as a reverse like-kind exchange, which is intended to provide us the flexibility to sell certain assets and retain capital for future investments or the reduction of debt. We are currently evaluating market interest in a sale of all or a significant interest in our Carnegie Center portfolio and may identify other assets for potential sale in 2011.

Given the recent low interest rate environment and the opportunity to further enhance our capital position and elongate our debt maturity schedule, we have also been active in the capital markets. Since January 1, 2010, five of our joint ventures have refinanced approximately $714 million in secured financings. In April 2010, our Operating Partnership completed a public offering of $700 million aggregate principal amount of 5.625% senior notes due 2020 that raised aggregate net proceeds of approximately $694 million, and in November 2010, our Operating Partnership completed a public offering of $850 million aggregate principal amount of 4.125% senior notes due 2021 that raised aggregate net proceeds of approximately $837 million. We used the proceeds of the November offering to reduce a significant portion of our near-term debt maturities. Specifically, we redeemed $700 million of our Operating Partnership's 6.25% senior notes due 2013 and we repurchased $50 million of our Operating Partnership's 2.875% exchangeable senior notes due 2037 that the holders may require our Operating Partnership to repurchase in February 2012. Our remaining liquidity, including available cash as of February 18, 2011 of approximately $327 million and full availability under our Operating Partnership's $1.0 billion line of credit, is expected to provide sufficient capacity to fund the completion of our development pipeline and provide capital for future investments. We believe the quality of our assets and our strong balance sheet are attractive to lenders' and equity investors' current investment selectivity and should enable us to continue to access multiple sources of capital.

We believe the successful lease-up and completion of our development pipeline will enhance our long-term return on equity and earnings growth as these developments are placed in-service through 2012. We are working towards the commencement of two new developments and two redevelopments in the Washington, DC market in 2011. We have also had discussions with potential tenants for our 250 West 55th Street development project in New York City. Although these discussions are in the preliminary stages and we have not yet made a decision to commence construction, we are encouraged that the market in midtown Manhattan has recovered to the point that these discussions are taking place.

For descriptions of significant transactions that we entered into during 2010, see "*Item 1. Business—Transactions During 2010.*"

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to use judgment in the application of accounting policies, including making estimates and assumptions. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of our financial statements. From time to time, we evaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. Below is a discussion of accounting policies that we consider critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain.

Real Estate

Upon acquisitions of real estate, we assess the fair value of acquired tangible and intangible assets, including land, buildings, tenant improvements, "above-" and "below-market" leases, leasing and assumed financing origination costs, acquired in-place leases, other identified intangible assets and assumed liabilities, and allocate the purchase price to the acquired assets and assumed liabilities, including land at appraised value and buildings as if vacant. We assess and consider fair value based on estimated cash flow projections that utilize discount and/or capitalization rates that we deem appropriate, as well as available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. We also consider an allocation of purchase price of other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenants, the tenant's credit quality and expectations of lease renewals. Based on our acquisitions to date, our allocation to customer relationship intangible assets has been immaterial.

We record acquired "above-" and "below-market" leases at their fair values (using a discount rate which reflects the risks associated with the leases acquired) equal to the difference between (1) the contractual amounts to be paid pursuant to each in-place lease and (2) management's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases. Other intangible assets acquired include amounts for in-place lease values that are based on our evaluation of the specific characteristics of each tenant's lease. Factors to be considered include estimates of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, we consider leasing commissions, legal and other related expenses.

Management reviews its long-lived assets used in operations for impairment following the end of each quarter and when there is an event or change in circumstances that indicates an impairment in value. An impairment loss is recognized if the carrying amount of its assets is not recoverable and exceeds its fair value. If such criteria are present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. Since cash flows on properties considered to be "long-lived assets to be held and used" are considered on an undiscounted basis to determine whether an asset has been impaired, our established strategy of holding properties over the long term directly decreases the likelihood of recording an impairment loss. If our strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized and such loss could be material. If we determine that impairment has occurred, the affected assets must be reduced to their fair value.

ASC 360 requires that qualifying assets and liabilities and the results of operations that have been sold, or otherwise qualify as "held for sale," be presented as discontinued operations in all periods presented if the property operations are expected to be eliminated and we will not have significant continuing involvement following the sale. The components of the property's net income that is reflected as discontinued operations include the net gain (or loss) upon the disposition of the property held for sale, operating results, depreciation and interest expense (if the property is subject to a secured loan). We generally consider assets to be "held for sale" when the transaction has been approved by our Board of Directors, or a committee thereof, and there are no known significant contingencies relating to the sale, such that the property sale within one year is considered probable. Following the classification of a property as "held for sale," no further depreciation is recorded on the assets and the asset is written down to the lower of carrying value or fair market value.

Real estate is stated at depreciated cost. A variety of costs are incurred in the acquisition, development and leasing of properties. The cost of buildings and improvements includes the purchase price of property, legal fees and other acquisition costs. Effective January 1, 2009, we are required to expense costs that an acquirer incurs to effect a business combination such as legal, due diligence and other closing related costs. Costs directly related to the development of properties are capitalized. Capitalized development costs include interest, internal wages, property taxes, insurance, and other project costs incurred during the period of development. After the determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project commences and capitalization begins, and when a development project is substantially complete and held available for occupancy and capitalization must cease involves a degree of judgment. Our capitalization policy on development properties is guided by guidance in ASC 835-20 "Capitalization of Interest" and ASC 970 "Real Estate—General" (formerly known as SFAS No. 34 "Capitalization of Interest Cost" and SFAS No. 67 "Accounting for Costs and the Initial Rental Operations of Real Estate Projects"). The costs of land and buildings under development include specifically identifiable costs. The capitalized costs include pre-construction costs necessary to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We begin the capitalization of costs during the pre-construction period which we define as activities that are necessary to the development of the property. We consider a construction project as substantially completed and held available for occupancy upon the completion of tenant improvements, but no later than one year from cessation of major construction activity. We cease capitalization on the portion (1) substantially completed, (2) occupied or held available for occupancy, and we capitalize only those costs associated with the portion under construction, or (3) if activities necessary for the development of the property have been suspended.

Investments in Unconsolidated Joint Ventures

Except for ownership interests in variable interest entities for which we are the primary beneficiary, we account for our investments in joint ventures under the equity method of accounting because we exercise significant influence over, but do not control, these entities. Our judgment with respect to our level of influence or control of an entity and whether we are the primary beneficiary of a variable interest entity involves the consideration of various factors including the form of our ownership interest, our representation in the entity's governance, the size of our investment (including loans), estimates of future cash flows, our ability to participate in policy making decisions and the rights of the other investors to participate in the decision making process and to replace us as manager and/or liquidate the venture, if applicable. Our assessment of our influence or control over an entity affects the presentation of these investments in our Consolidated Financial Statements.

These investments are recorded initially at cost, as Investments in Unconsolidated Joint Ventures, and subsequently adjusted for equity in earnings and cash contributions and distributions. Any difference between the carrying amount of these investments on our balance sheet and the underlying equity in net assets is amortized as an adjustment to equity in earnings of unconsolidated joint ventures over the life of the related asset. Under the equity method of accounting, our net equity is reflected within the Consolidated Balance Sheets, and our share of net income or loss from the joint ventures is included within the Consolidated Statements of Operations. The joint venture agreements may designate different percentage allocations among investors for profits and losses, however, our recognition of joint venture income or loss generally follows the joint venture's distribution priorities, which may change upon the achievement of certain investment return thresholds. We may account for cash distributions in excess of our investment in an unconsolidated joint venture as income when we are not the general partner in a limited partnership and when we have neither the requirement nor the intent to provide financial support to the joint venture. For ownership interests in variable interest entities, we consolidate those in which we are the primary beneficiary. Our investments in unconsolidated joint ventures are reviewed for impairment periodically and we record impairment charges when events or circumstances change indicating that a decline in the fair value below the carrying values have occurred and such decline is other-than-temporary. The ultimate realization of our investment in unconsolidated joint ventures is dependent on a number of factors, including the performance of each investment and market conditions. We will record an impairment charge if we determine that a decline in the value below the carrying value of an investment in an unconsolidated joint venture is other than temporary.

To the extent that we contribute assets to a joint venture, our investment in the joint venture is recorded at our cost basis in the assets that were contributed to the joint venture. To the extent that our cost basis is different than the basis reflected at the joint venture level, the basis difference is amortized over the life of the related asset and included in our share of equity in net income of the joint venture. We will recognize gains on the contribution of real estate to joint ventures, relating solely to the outside partner's interest, to the extent the economic substance of the transaction is a sale.

The combined summarized financial information of the unconsolidated joint ventures is disclosed in Note 5 of the Consolidated Financial Statements.

Revenue Recognition

Contractual rental revenue is reported on a straight-line basis over the terms of our respective leases. We recognize rental revenue of acquired in-place "above-" and "below-market" leases at their fair values over the terms of the respective leases. Accrued rental income as reported on the Consolidated Balance Sheets represents rental income recognized in excess of rent payments actually received pursuant to the terms of the individual lease agreements.

For the year ended December 31, 2010, we recorded approximately $2.4 million of rental revenue representing the adjustments of rents from "above-" and "below-market" leases. For the year ended December 31, 2010, the impact of the straight-line rent adjustment increased rental revenue by approximately $85.1 million. These amounts exclude the adjustment of rents from "above-" and "below-market" leases and straight-line income from unconsolidated joint ventures, which are disclosed in Note 5 of the Consolidated Financial Statements.

Our leasing strategy is generally to secure creditworthy tenants that meet our underwriting guidelines. Furthermore, following the initiation of a lease, we continue to actively monitor the tenant's creditworthiness to ensure that all tenant related assets are recorded at their realizable value. When assessing tenant credit quality, we:

- review relevant financial information, including:
  - financial ratios;
  - net worth;
  - revenue;
  - cash flows;
  - leverage: and
  - liquidity;
- evaluate the depth and experience of the tenant's management team; and
- assess the strength/growth of the tenant's industry.

As a result of the underwriting process, tenants are then categorized into one of three categories:

(1) low risk tenants;

(2) the tenant's credit is such that we require collateral, in which case we:

  - require a security deposit; and/or
  - reduce upfront tenant improvement investments; or

(3) the tenant's credit is below our acceptable parameters.

We consistently monitor the credit quality of our tenant base. We provide an allowance for doubtful accounts arising from estimated losses that could result from the tenant's inability to make required current rent payments and an allowance against accrued rental income for future potential losses that we deem to be unrecoverable over the term of the lease.

Tenant receivables are assigned a credit rating of 1 through 4. A rating of 1 represents the highest possible rating and no allowance is recorded. A rating of 4 represents the lowest credit rating, in which case we record a full reserve against the receivable balance. Among the factors considered in determining the credit rating include:

- payment history;
- credit status and change in status (credit ratings for public companies and company financial statements are used as a primary metric);
- change in tenant space utilization (i.e., expansion/downsize/sublease activity);
- tenant financial performance;
- economic conditions in a specific geographic region; and
- industry specific credit considerations.

If our estimates of collectability differ from the cash received, then the timing and amount of our reported revenue could be impacted. The average remaining term of our in-place tenant leases, including unconsolidated joint ventures, was approximately 7.1 years as of December 31, 2010. The credit risk is mitigated by the high quality of our existing tenant base, reviews of prospective tenants' risk profiles prior to lease execution and consistent monitoring of our portfolio to identify potential problem tenants.

Recoveries from tenants, consisting of amounts due from tenants for common area maintenance, real estate taxes and other recoverable costs, are recognized as revenue in the period during which the expenses are incurred. Tenant reimbursements are recognized and presented in accordance with guidance in ASC 605-45 "Principal Agent Considerations" ("ASC 605-45") (formerly known as Emerging Issues Task Force, or EITF, Issue 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent," or ("Issue 99-19")). ASC 605-45 requires that these reimbursements be recorded on a gross basis, as we are generally the primary obligor with respect to purchasing goods and services from third-party suppliers, have discretion in selecting the supplier and have credit risk. We also receive reimbursement of payroll and payroll related costs from third parties which we reflect on a net basis.

Our hotel revenues are derived from room rentals and other sources such as charges to guests for long-distance telephone service, fax machine use, movie and vending commissions, meeting and banquet room revenue and laundry services. Hotel revenues are recognized as earned.

We receive management and development fees from third parties. Property management fees are recorded and earned based on a percentage of collected rents at the properties under management, and not on a straight-line basis, because such fees are contingent upon the collection of rents. We review each development agreement and record development fees as earned depending on the risk associated with each project. Profit on development fees earned from joint venture projects is recognized as revenue to the extent of the third party partners' ownership interest.

Gains on sales of real estate are recognized pursuant to the provisions included in ASC 360-20 "Real Estate Sales" ("ASC 360-20") (formerly known as SFAS No. 66, "Accounting for Sales of Real Estate"). The specific timing of the sale is measured against various criteria in ASC 360-20 related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the properties. If the criteria for the full accrual method are not met, we defer some or all of the gain recognition and account for the continued operations of the property by applying the finance, leasing, profit sharing, deposit, installment or cost recovery methods, as appropriate, until the sales criteria are met.

Depreciation and Amortization

We compute depreciation and amortization on our properties using the straight-line method based on estimated useful asset lives. We allocate the acquisition cost of real estate to land, building, tenant improvements, acquired "above-" and "below-market" leases, origination costs and acquired in-place leases based on an assessment of their fair value and depreciate or amortize these assets over their useful lives. The amortization of acquired "above-" and "below-market" leases and acquired in-place leases is recorded as an adjustment to revenue and depreciation and amortization, respectively, in the Consolidated Statements of Operations.

Fair Value of Financial Instruments

For purposes of disclosure, we calculate the fair value of our mortgage notes payable and unsecured senior notes. We discount the spread between the future contractual interest payments and hypothetical future interest payments on our mortgage debt and unsecured notes based on a current market rate. In determining the current market rate, we add our estimate of a market spread to the quoted yields on federal government treasury securities with similar maturity dates to our own debt. Because our valuations of our financial instruments are based on these types of estimates, the actual fair value of our financial instruments may differ materially if our estimates do not prove to be accurate.

Derivative Instruments and Hedging Activities

Derivative instruments and hedging activities require management to make judgments on the nature of its derivatives and their effectiveness as hedges. These judgments determine if the changes in fair value of the derivative instruments are reported in the Consolidated Statements of Operations as a component of net income or as a component of comprehensive income and as a component of equity on the Consolidated Balance Sheets. While management believes its judgments are reasonable, a change in a derivative's effectiveness as a hedge could materially affect expenses, net income and equity. We account for the effective portion of changes in the fair value of a derivative in other comprehensive income (loss) and subsequently reclassify the effective portion to earnings over the term that the hedged transaction affects earnings. We account for the ineffective portion of changes in the fair value of a derivative directly in earnings.

Results of Operations

The following discussion is based on our Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008.

At December 31, 2010, 2009 and 2008, we owned or had interests in a portfolio of 146, 146 and 147 properties, respectively (the "Total Property Portfolio"). As a result of changes within our Total Property Portfolio, the financial data presented below shows significant changes in revenue and expenses from period-to-period. Accordingly, we do not believe that our period-to-period financial data with respect to the Total Property Portfolio are necessarily meaningful. Therefore, the comparisons of operating results for the years ended 2010, 2009 and 2008 show separately the changes attributable to the properties that were owned by us throughout each period compared (the "Same Property Portfolio") and the changes attributable to the properties included in Properties Acquired, Sold, Repositioned and Placed-in Service.

In our analysis of operating results, particularly to make comparisons of net operating income between periods meaningful, it is important to provide information for properties that were in-service and owned by us throughout each period presented. We refer to properties acquired or placed in-service prior to the beginning of the earliest period presented and owned by us through the end of the latest period presented as our Same Property Portfolio. The Same Property Portfolio therefore excludes properties placed in-service, acquired or repositioned after the beginning of the earliest period presented or disposed of prior to the end of the latest period presented.

Net operating income, or "NOI," is a non-GAAP financial measure equal to net income attributable to Boston Properties, Inc., the most directly comparable GAAP financial measure, plus income attributable to noncontrolling interests, losses from early extinguishments of debt, (losses) gains from investments in securities, net derivative losses, loss (gain) from suspension of development, depreciation and amortization, interest expense, acquisition costs and general and administrative expense, less gains on sales of real estate, income (loss) from unconsolidated joint ventures, interest and other income and development and management services revenue. We use NOI internally as a performance measure and believe NOI provides useful information to investors regarding our financial condition and results of operations because it reflects only those income and expense items that are incurred at the property level. Therefore, we believe NOI is a useful measure for evaluating the operating performance of our real estate assets.

Our management also uses NOI to evaluate regional property level performance and to make decisions about resource allocations. Further, we believe NOI is useful to investors as a performance measure because, when compared across periods, NOI reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and development activity on an unleveraged basis, providing perspective not immediately apparent from net income attributable to Boston Properties, Inc. NOI excludes certain components from net income attributable to Boston Properties, Inc. in order to provide results that are more closely related to our properties' results of operations. For example, interest expense is not necessarily linked to the operating performance of a real estate asset and is often incurred at the corporate level as opposed to the property level. In addition, depreciation and amortization, because of historical cost accounting and useful life estimates, may distort operating performance at the property level. NOI presented by us may not be comparable to NOI reported by other REITs that define NOI differently. We believe that in order to facilitate a clear understanding of our operating results, NOI should be examined in conjunction with net income attributable to Boston Properties, Inc. as presented in our Consolidated Financial Statements. NOI should not be considered as an alternative to net income attributable to Boston Properties, Inc. as an indication of our performance or to cash flows as a measure of liquidity or ability to make distributions. For a reconciliation of NOI to net income attributable to Boston Properties Inc., see Note 14 to the Consolidated Financial Statements.

Comparison of the year ended December 31, 2010 to the year ended December 31, 2009

The table below shows selected operating information for the Same Property Portfolio and the Total Property Portfolio. The Same Property Portfolio consists of 134 properties, including properties acquired or placed in-service on or prior to January 1, 2009 and owned through December 31, 2010, totaling approximately 34.8 million net rentable square feet of space (excluding square feet of structured parking). The Total Property Portfolio includes the effects of the other properties either placed in-service, acquired or repositioned after January 1, 2009 or disposed of on or prior to December 31, 2010. There were no properties that were sold or repositioned after January 1, 2009. This table includes a reconciliation from the Same Property Portfolio to the Total Property Portfolio by also providing information for the year ended December 31, 2010 and 2009 with respect to the properties which were acquired and placed in-service.

(dollars in thousands)	Same Property Portfolio				Properties Acquired Portfolio		Properties Placed In-Service Portfolio		Total Property Portfolio			
	2010	2009	Increase/ (Decrease)	% Change	2010	2009	2010	2009	2010	2009	Increase/ (Decrease)	% Change
Rental Revenue:												
Rental Revenue	$1,420,325	$1,423,459	$ (3,134)	(0.22)%	$857	$—	$46,426	$15,058	$1,467,608	$1,438,517	$ 29,091	2.02%
Termination Income	9,165	14,410	(5,245)	(36.40)%	—	—	—	—	9,165	14,410	(5,245)	(36.40)%
Total Rental Revenue	1,429,490	1,437,869	(8,379)	(0.58)%	857	—	46,426	15,058	1,476,773	1,452,927	23,846	1.64%
Real Estate Operating Expenses	491,598	497,720	(6,122)	(1.23)%	358	—	9,738	4,079	501,694	501,799	(105)	(0.02)%
Net Operating Income, excluding hotel	937,892	940,149	(2,257)	(0.24)%	499	—	36,688	10,979	975,079	951,128	23,951	2.52%
Hotel Net Operating Income(1)	7,647	6,419	1,228	19.13%	—	—	—	—	7,647	6,419	1,228	19.13%
Consolidated Net Operating Income(1)	945,539	946,568	(1,029)	(0.11)%	499	—	36,688	10,979	982,726	957,547	25,179	2.63%
Other Revenue:												
Development and management services	—	—	—	—	—	—	—	—	41,231	34,878	6,353	18.21%
Other Expenses:												
General and administrative expense	—	—	—	—	—	—	—	—	79,658	75,447	4,211	5.58%
Acquisition costs	—	—	—	—	—	—	—	—	2,614	—	2,614	100.00%
Loss (gain) from suspension of development	—	—	—	—	—	—	—	—	(7,200)	27,766	(34,966)	(125.93)%
Depreciation and amortization	327,221	317,933	9,288	2.92%	394	—	10,756	3,748	338,371	321,681	16,690	5.19%
Total Other Expenses	327,221	317,933	9,288	2.92%	394	—	10,756	3,748	413,443	424,894	(11,451)	(2.70)%
Operating Income	618,318	628,635	(10,317)	(1.64)%	105	—	25,932	7,231	610,514	567,531	42,983	7.57%
Other Income:												
Income from unconsolidated joint ventures	—	—	—	—	—	—	—	—	36,774	12,058	24,716	204.98%
Interest and other income	—	—	—	—	—	—	—	—	7,332	4,059	3,273	80.64%
Gains from investments in securities	—	—	—	—	—	—	—	—	935	2,434	(1,499)	(61.59)%
Other Expenses:												
Interest expense	—	—	—	—	—	—	—	—	378,079	322,833	55,246	17.11%
Losses from early extinguishments of debt	—	—	—	—	—	—	—	—	89,883	510	89,373	17524.12%
Income from continuing operations									187,593	262,739	(75,146)	(28.60)%
Gains on sales of real estate									2,734	11,760	(9,026)	(76.75)%
Net income									190,327	274,499	(84,172)	(30.66)%
Net income attributable to noncontrolling interests:												
Noncontrolling interests in property partnerships									(3,464)	(2,778)	(686)	(24.69)%
Noncontrolling interest–redeemable preferred units of the Operating Partnership									(3,343)	(3,594)	251	6.98%
Noncontrolling interest—common units of the Operating Partnership									(24,099)	(35,534)	11,435	32.18%
Noncontrolling interest in gains on sales of real estate—common units of the Operating Partnership									(349)	(1,579)	1,230	77.90%
Net Income attributable to Boston Properties, Inc.									$ 159,072	$ 231,014	$(71,942)	(31.14)%

(1) For a detailed discussion of NOI, including the reasons management believes NOI is useful to investors, see page 56. Hotel Net Operating Income for the years ended December 31, 2010 and 2009 is comprised of Hotel Revenue of $32,800 and $30,385, respectively, less Hotel Expenses of $25,153 and $23,966, respectively, per the Consolidated Statements of Operations.

Same Property Portfolio

Rental Revenue

Rental revenue from the Same Property Portfolio decreased approximately $3.1 million for the year ended December 31, 2010 compared to 2009. Included in Same Property Portfolio rental revenue are decreases in (1) contractual rental revenue of approximately $10.9 million, (2) recoveries from tenants of approximately $23.9 million and (3) parking and other income of approximately $1.9 million. These decreases were partially offset by an approximately $33.6 million increase in straight-line rent. The decrease in contractual rental revenue and increase in straight-line rents are primarily due to (1) new leases at 399 Park Avenue and 601 Lexington Avenue in New York City and (2) a major law firm lease (approximately 480,000 square feet) in Boston being in free rent periods. The free rent periods for the new leases in New York City ranged from six to twelve months, while the law firm's lease in Boston had twelve months of free rent, and these periods expired during 2010 or will expire during 2011.

Generally, under each of our leases, we are entitled to recover from the tenant increases in specific operating expenses associated with the leased property above the amount incurred for these operating expenses in the first year of the lease. The decrease in recoveries from tenants is primarily due to the terminations by tenants in New York City and a large lease expiration in Boston. Although the majority of the space was re-leased, the new leases are in their first year during which, generally, no tenant recoveries are earned.

Termination Income

Termination income decreased by approximately $5.2 million for the year ended December 31, 2010 compared to 2009.

Termination income for the year ended December 31, 2010 related to twenty-three tenants across the Same Property Portfolio and totaled approximately $9.2 million, which included (1) approximately $1.6 million from a small retail tenant in New York City, (2) approximately $4.1 million of negotiated termination income from our Reston, Virginia properties in order to accommodate growth of an existing tenant and to provide space early to a new tenant, (3) approximately $1.3 million from a tenant at 599 Lexington Avenue in New York City to accommodate growth of an existing tenant and (4) approximately $2.2 million spread across nineteen tenant terminations.

Termination income for the year ended December 31, 2009 related to sixteen tenants across the Same Property Portfolio and totaled approximately $14.4 million, which included (1) approximately $7.5 million of termination income related to a termination agreement with a tenant at 601 Lexington Avenue and (2) approximately $3.6 million was non-cash income consisting of the estimated value of furniture and fixtures that two tenants transferred to us in connection with the terminations of their leases.

Real Estate Operating Expenses

Real estate operating expenses from the Same Property Portfolio decreased approximately $6.1 million for the year ended December 31, 2010 compared to 2009. Included in Same Property Portfolio real estate operating expenses is a decrease in property general and administrative expenses of approximately $3.5 million, of which approximately $1.3 million is related to the write-off in 2009 of a leasing commission associated with a tenant that did not take occupancy that did not recur in 2010. In addition, we had overall savings in repairs and maintenance and other property-related expenses of approximately $2.2 million and $1.4 million, respectively. The savings in operating expenses were partially offset by an increase of approximately $1.0 million in insurance expense.

Depreciation and Amortization Expense

Depreciation and amortization expense for the Same Property Portfolio increased approximately $9.3 million for the year ended December 31, 2010 compared to 2009. The increase consisted of (1) an approximately

$11.7 million increase in the Washington, DC region that was primarily due to accelerated depreciation associated with the future redevelopment of two of our buildings, (2) an increase in depreciation of approximately $3.9 million related to our properties in the Boston region, a portion of which was related to the amortization of tenant improvements costs and (3) an aggregate increase in the other regions of approximately $1.1 million. These increases were partially offset by an approximately $7.4 million decrease due to accelerated depreciation related to a lease termination in New York City that occurred during the second quarter of 2009.

Properties Acquired Portfolio

On December 29, 2010, we completed the acquisition of the John Hancock Tower and Garage in Boston, Massachusetts for an aggregate purchase price of approximately $930.0 million. The John Hancock Tower is a 62-story, approximately 1,700,000 rentable square foot office tower located in the heart of Boston's Back Bay neighborhood. The garage is an eight-level, 2,013 space parking facility. Refer to Note 3 of the Consolidated Financial Statements.

For the year ended December 31, 2010, the John Hancock Tower and Garage increased our revenue, real estate operating expenses and depreciation by approximately $0.9 million, $0.4 million and $0.4 million, respectively.

Properties Placed In-Service Portfolio

At December 31, 2010, we had five properties totaling approximately 1.2 million square feet that were placed in-service between January 1, 2009 and December 31, 2010.

Rental Revenue

Rental revenue from our Properties Placed In-Service Portfolio increased approximately $31.4 million, as detailed below:

Property	Quarter Placed In-Service	Rental Revenue for the year ended December 31, 2010	2009	Change
			(in thousands)	
One Preserve Parkway	Second Quarter, 2009	$ 5,309	$ 1,516	$ 3,793
Wisconsin Place Office	Second Quarter, 2009	14,318	7,753	6,565
Democracy Tower	Third Quarter, 2009	12,224	4,738	7,486
701 Carnegie Center	Fourth Quarter, 2009	4,529	1,051	3,478
Weston Corporate Center	Second Quarter, 2010	10,046	—	10,046
Total		$46,426	$15,058	$31,368

Real Estate Operating Expenses

Real estate operating expenses from our Properties Placed In-Service Portfolio increased approximately $5.7 million, as detailed below:

Property	Quarter Placed In-Service	Real Estate Operating Expenses for the year ended December 31, 2010	2009	Change
			(in thousands)	
One Preserve Parkway	Second Quarter, 2009	$1,519	$1,257	$ 262
Wisconsin Place Office	Second Quarter, 2009	3,453	1,777	1,676
Democracy Tower	Third Quarter, 2009	2,224	751	1,473
701 Carnegie Center	Fourth Quarter, 2009	1,397	294	1,103
Weston Corporate Center	Second Quarter, 2010	1,145	—	1,145
Total		$9,738	$4,079	$5,659

Depreciation and Amortization Expense

Depreciation and amortization expense for our Properties Placed In-Service Portfolio increased by approximately $7.0 million for the year ended December 31, 2010 compared to 2009.

Other Operating Income and Expense Items

Hotel Net Operating Income

Net operating income for our hotel property increased approximately $1.2 million, a 19% increase for the year ended December 31, 2010 as compared to 2009. We expect our hotel net operating income for fiscal 2011 to be between $8.0 million and $8.5 million.

The following reflects our occupancy and rate information for our Cambridge Center Marriott hotel property for the year ended December 31, 2010 and 2009:

	2010	2009	Percentage Change
Occupancy	77.9%	75.1%	3.7%
Average daily rate	$197.29	$185.29	6.5%
Revenue per available room, REVPAR	$153.65	$139.19	10.4%

Development and Management Services

Development and management services income increased approximately $6.4 million for the year ended December 31, 2010 compared to 2009. Management fees increased by approximately $12.4 million for the year ended December 31, 2010 compared to 2009. On May 5, 2010, we satisfied the requirements of our master lease agreement related to the 2006 sale of 280 Park Avenue in New York City. Following the satisfaction of the master lease agreement, the buyer terminated the property management and leasing agreement entered into at the time of the sale, resulting in the recognition of non-cash deferred management fees totaling approximately $12.2 million. Development fees decreased by approximately $6.0 million for the year ended December 31, 2010 compared to 2009 due primarily to the completion of our 20 F Street third-party development project in the first quarter of 2010. We expect third-party fee income for fiscal 2011 to be between $20 million and $25 million.

General and Administrative Expense

General and administrative expenses increased approximately $4.2 million for the year ended December 31, 2010 compared to 2009. The increase was primarily due to (1) approximately $4.0 million of accelerated expense of the remaining stock-based compensation granted between 2006 and 2009 to Edward H. Linde, our late Chief Executive Officer, as a result of his passing on January 10, 2010, (2) an increase of approximately $1.3 million of other payroll related expense and (3) an approximately $0.6 million increase in other non-compensatory general and administrative expenses. These increases were partially offset by a decrease of approximately $1.7 million in the value of our deferred compensation plan. We expect general and administrative expense for fiscal 2011 to be between $80 million and $83 million, which includes an approximately $4.3 million charge related to the conclusion of the three-year measurement period on February 5, 2011 for the 2008 Outperformance Plan Awards (the "2008 OPP Awards"). The 2008 OPP Awards were not earned, and therefore the program was terminated, which resulted in the acceleration of the remaining unrecognized compensation expense during the first quarter of 2011. Refer to Notes 15, 17 and 20 of the Consolidated Financial Statements.

On January 20, 2011, the Compensation Committee of our Board of Directors approved outperformance awards under our 1997 Plan to certain officers. These awards (the "2011 OPP Awards") are part of a broad-based, long-term incentive compensation program designed to provide our management team with the potential to earn equity awards subject to our "outperforming" and creating shareholder value in a pay-for-performance structure. 2011 OPP Awards utilize total return to shareholders ("TRS") over a three-year measurement period as the performance metric and include two years of time-based vesting after the end of the performance measurement period (subject to acceleration in certain events) as a retention tool. Recipients of 2011 OPP Awards will share in an outperformance pool if our TRS, including both share appreciation and dividends, exceeds absolute and relative hurdles over a three-year measurement period from February 1, 2011 to January 31, 2014, based on the average closing price of a share of our common stock of $93.38 for the five trading days prior to and including February 1, 2011. The aggregate reward that recipients of all 2011 OPP Awards can earn, as measured by the outperformance pool, is subject to a maximum cap of $40.0 million. We expect that in accordance with ASC 718 "Compensation—Stock Compensation" the 2011 OPP Awards will have an aggregate value of approximately $7.8 million, which amount will be amortized into earnings over the five-year plan period under the graded vesting method. We expect to expense approximately $2.1 million in fiscal 2011 associated with the amortization related to the 2011 OPP Awards. Refer to Note 20 of the Consolidated Financial Statements.

Wages directly related to the development of rental properties are not included in our operating results. These costs are capitalized and included in real estate assets on our Consolidated Balance Sheets and amortized over the useful lives of the real estate. Capitalized wages for the year ended December 31, 2010 and 2009 were approximately $11.6 million and $11.3 million, respectively. These costs are not included in the general and administrative expense discussed above.

Acquisition Costs

Effective January 1, 2009, we are required to expense costs that an acquirer incurs to effect a business combination such as legal, due diligence and other closing related costs. During the year ended December 31, 2010, we incurred approximately $1.5 million and $0.9 million of acquisition costs associated with our acquisitions of 510 Madison Avenue in New York City and the John Hancock Tower & Garage in Boston, respectively. In addition for the year ended December 31, 2010, we incurred approximately $0.2 million of acquisition costs associated with our acquisition of Bay Colony Corporate Center in Waltham, Massachusetts.

Loss (Gain) from Suspension of Development

On February 6, 2009, we announced that we were suspending construction on our 1,000,000 square foot project at 250 West 55th Street in New York City. During December 2009, we completed the construction of foundations and steel/deck to grade to facilitate a restart of construction in the future and as a result ceased interest capitalization on the project. During the year ended December 31, 2009, we recognized a loss of approximately $27.8 million related to the suspension of development, which amount included a $20.0 million contractual amount due pursuant to a lease agreement. On January 19, 2010, we paid $12.8 million related to the termination of such lease. As a result, we recognized approximately $7.2 million of other income during the year ended December 31, 2010.

Other Income and Expense Items

Income from Unconsolidated Joint Ventures

For the year ended December 31, 2010 compared to 2009, income from unconsolidated joint ventures increased by approximately $24.7 million.

During the year ended December 31, 2009 we incurred non-cash impairment losses on the Value-Added Fund, which were not present during the year ended December 31, 2010, and therefore our share of the Value-Added Fund's net income increased by approximately $14.9 million. In June 2009 and December 2009, we recognized non-cash impairment charges on our investment in the Value-Added Fund of approximately $7.4 million and $2.0 million, respectively. These charges represented the other-than-temporary decline in the fair values below the carrying value of our investment in the unconsolidated joint venture. In accordance with guidance in ASC 323 "Investments—Equity Method and Joint Ventures" (formerly known as Accounting Principles Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock" (APB No. 18)) a loss of an investment under the equity method of accounting, which is other than a temporary decline, must be recognized. If the fair value of our investments deteriorate further, we could recognize additional impairment charges that may be material to our results of operations. In addition, during December 2009, our Value-Added Fund recognized a non-cash impairment charge in accordance with the guidance in ASC 360 (formerly known as SFAS No. 144) related to our One and Two Circle Star Way properties in San Carlos, California totaling approximately $24.6 million, of which our share was approximately $4.2 million, which amount reflects the reduction in our basis of approximately $2.0 million from previous impairment losses. The Value-Added Fund was in discussions with the lender to modify the loan and as a result believed that the carrying value of the properties was not recoverable. Accordingly, the Value-Added Fund recognized the non-cash impairment charge to reduce the net book value of the properties to their estimated fair market value at December 31, 2009. On October 21, 2010, our Value-Added Fund conveyed the fee simple title to its One and Two Circle Star Way properties and paid $3.8 million to the lender in satisfaction of its outstanding obligations under the existing mortgage loan and guarantee.

In addition, (1) our share of the General Motors Building's net income increased by approximately $6.7 million, which was primarily due to a decrease in depreciation expense related to two major tenant lease expirations, and (2) our share of the 125 West 55th Street's net income increased by approximately $2.9 million, which was primarily due to a decrease in interest expense associated with the refinancing of the property's mortgage loan. The remaining increase of approximately $0.2 million related to the other unconsolidated joint venture properties.

Interest and Other Income

Interest and other income increased approximately $3.3 million for the year ended December 31, 2010 compared to 2009 as a result of increased average cash balances offset by the net effect of lower overall interest rates. The average cash balances for the years ended December 31, 2010 and December 31, 2009 were approximately $1.5 billion and $0.6 billion, respectively.

Gains from Investments in Securities

We account for investments in trading securities at fair value, with gains or losses resulting from changes in fair value recognized currently in earnings. The designation of trading securities is generally determined at acquisition. During the year ended December 31, 2009, investment in securities was comprised of an investment in an unregistered money market fund and investments in an account associated with our deferred compensation plan. In December 2007, the unregistered money market fund suspended cash redemptions by investors; investors could elect in-kind redemptions of the underlying securities or maintain their investment in the fund and receive distributions as the underlying securities matured or were liquidated by the fund sponsor. As a result, we retained this investment for a longer term than originally intended, and the valuation of our investment was subject to changes in market conditions. Because interests in this fund were previously valued at less than their

$1.00 par value, we recognized gains of approximately $0.2 million on our investment during the year ended December 31, 2009. As of December 31, 2009, we no longer had investments in this unregistered money market fund.

The remainder of the gains from investments in securities for the years ended December 31, 2010 and 2009 related to investments that we have made to reduce our market risk relating to a deferred compensation plan that we maintain for our officers. Under this deferred compensation plan, each officer who is eligible to participate is permitted to defer a portion of the officer's current income on a pre-tax basis and receive a tax-deferred return on these deferrals based on the performance of specific investments selected by the officer. In order to reduce our market risk relating to this plan, we typically acquire, in a separate account that is not restricted as to its use, similar or identical investments as those selected by each officer. This enables us to generally match our liabilities to our officers under the deferred compensation plan with equivalent assets and thereby limit our market risk. The performance of these investments is recorded as gains or losses from investments in securities. During the years ended December 31, 2010 and 2009 we recognized gains of approximately $0.9 million and $2.2 million, respectively, on these investments. By comparison, our general and administrative expense increased by approximately $0.8 million and $2.4 million during the years ended December 31, 2010 and 2009, respectively, as a result of increases in our liability under our deferred compensation plan that were associated with the performance of the specific investments selected by our officers participating in the plan.

Interest Expense

Interest expense for the Total Property Portfolio increased approximately $55.2 million for the year ended December 31, 2010 compared to 2009 as detailed below:

Component	Change in interest expense for the year ended December 31, 2010 and December 31, 2009
	(in thousands)
Increases to interest expense due to:	
Issuance by our Operating Partnership of $700 million in aggregate principal of 5.875% senior notes due 2019 on October 9, 2009	$ 31,786
Issuance by our Operating Partnership of $700 million in aggregate principal of 5.625% senior notes due 2020 on April 19, 2010	27,702
Issuance by our Operating Partnership of $850 million in aggregate principal of 4.125% senior notes due 2021 on November 18, 2010	4,345
Decrease in capitalized interest costs	7,835
New mortgage / properties placed in-service financings	1,983
Total increases to interest expense	$ 73,651
Decreases to interest expense due to:	
Repayment of mortgage financings	$ (8,562)
Repurchases by our Operating Partnership of $236.3 million in aggregate principal of 2.875% exchangeable senior notes	(5,507)
Repurchases by our Operating Partnership of $700 million in aggregate principal of 6.25% senior notes due 2013	(2,190)
Principal amortization of continuing debt and other (excluding senior notes)	(2,146)
Total decreases to interest expense	$(18,405)
Total change in interest expense	$ 55,246

The following properties are included in the repayment of mortgage financings line item: Reservoir Place, Eight Cambridge Center, Ten Cambridge Center, 1301 New York Avenue, 202, 206 & 214 Carnegie Center, South of Market, 10 and 20 Burlington Mall Road, 91 Hartwell Avenue and 1330 Connecticut Avenue. The following properties are included in the new mortgages/properties placed in-service financings line item: Reservoir Place, Democracy Tower, Wisconsin Place Office, 510 Madison Avenue and John Hancock Tower. As properties are placed in-service, we cease capitalizing interest and interest is then expensed.

Interest expense directly related to the development of rental properties is not included in our operating results. These costs are capitalized and included in real estate assets on our Consolidated Balance Sheets and amortized over the useful lives of the real estate. Interest capitalized for the year ended December 31, 2010 and 2009 were approximately $41.0 million and $48.8 million, respectively. These costs are not included in the interest expense referenced above.

We are evaluating refinancing alternatives on our $457 million mortgage loan on 601 Lexington Avenue and we believe we could raise approximately $700 million to $750 million through a new secured mortgage loan. Assuming such a refinancing, we anticipate our interest expense to be between approximately $410 million to $420 million for fiscal 2011. This amount reflects the impact of approximately $30 million to $35 million of capitalized interest. The actual amount of our net interest expense for fiscal 2011 will be impacted by, among other things, any additional indebtedness we incur, any pre-payments or repurchases of existing indebtedness, fluctuations in interest rates and any changes in our development activity.

At December 31, 2010, our variable rate debt consisted of our construction loan at Atlantic Wharf, our Unsecured Line of Credit, our secured financing at Reservoir Place and our cash secured financing at 510 Madison Avenue. For a summary of our consolidated debt as of December 31, 2010 and December 31, 2009 refer to the heading "*Liquidity and Capital Resources—Capitalization—Debt Financing*" within "*Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations.*"

Losses from Early Extinguishments of Debt

On December 12, 2010, our Operating Partnership completed the redemption of $700.0 million in aggregate principal amount of its 6.25% senior notes due 2013. The redemption price was determined in accordance with the applicable indenture and was approximately $793.1 million. The redemption price included approximately $17.9 million of accrued and unpaid interest to, but not including, the redemption date. Excluding such accrued and unpaid interest, the redemption price was approximately 110.75% of the principal amount being redeemed. In addition, on November 29, 2010, we entered into two treasury lock agreements to fix the yield on the U.S. Treasury issue used in determining the redemption price on notional amounts aggregating $700.0 million. On December 9, 2010, we cash-settled the treasury lock agreements and paid approximately $2.1 million. As a result of the payment of the redemption premium, the settlement of the treasury locks and the write-off of deferred financing costs, we recognized an aggregate loss on early extinguishment of debt of approximately $79.3 million. Following the partial redemption, there is an aggregate of $225.0 million of these notes outstanding.

During the year ended December 31, 2010, our Operating Partnership repurchased approximately $236.3 million aggregate principal amount of its 2.875% exchangeable senior notes due 2037, which the holders may require our Operating Partnership to repurchase in February 2012, for approximately $236.6 million. The repurchased notes had an aggregate allocated liability and equity value of approximately $225.7 million and $0.4 million, respectively, at the time of repurchase resulting in the recognition of a loss on early extinguishment of debt of approximately $10.5 million during the year ended December 31, 2010. There remains an aggregate of approximately $626.2 million of these notes outstanding.

During the year ended December 31, 2010, we used available cash to repay approximately $501.2 million of outstanding mortgage loans. Associated with the repayments, we paid a prepayment penalty totaling approximately $0.3 million, wrote off approximately $0.2 million of unamortized deferred financing costs and recognized a gain of approximately $0.4 million related to the write off of a remaining historical fair value balance.

During the year ended December 31, 2009, we used available cash to repay approximately $98.4 million of outstanding mortgage loans. Associated with the repayments, we paid a prepayment penalty totaling approximately $0.5 million, wrote off approximately $42,000 of unamortized deferred financing costs and recognized a gain of approximately $32,000 related to the write off of a remaining historical fair value balance.

Gains on Sales of Real Estate

On April 14, 2008, we sold a parcel of land located in Washington, DC for approximately $33.7 million. We had previously entered into a development management agreement with the buyer to develop a Class A office property on the parcel totaling approximately 165,000 net rentable square feet. Due to our involvement in the construction of the project, the gain on sale was deferred and has been recognized over the project construction period generally based on the percentage of total project costs incurred to estimated total project costs. As a result, we recognized a gain on sale during the year ended December 31, 2009 of approximately $11.8 million. During the year ended December 31, 2010, we completed construction of the project and recognized the remaining gain on sale totaling approximately $1.8 million. We have recognized a cumulative gain on sale of approximately $23.4 million.

Pursuant to the purchase and sale agreement related to the 2006 sale of 280 Park Avenue, we entered into a master lease agreement with the buyer at closing. Under the master lease agreement, we guaranteed that the buyer will receive at least a minimum amount of base rent from approximately 74,340 square feet of space during the ten-year period following the expiration of the leases for this space. The leases for this space expired at various times between June 2006 and October 2007. The aggregate amount of base rent we guaranteed over the entire period from 2006 to 2017 was approximately $67.3 million. On May 5, 2010, we satisfied the requirements of our master lease agreement, resulting in the recognition of the remaining deferred gain on sale of real estate totaling approximately $1.0 million.

Noncontrolling Interests in Property Partnerships

Noncontrolling interests in property partnerships increased by approximately $0.7 million for the year ended December 31, 2010 compared to 2009. Noncontrolling interests in property partnerships consist of the outside equity owners' interests in the income from our 505 9th Street and our Wisconsin Place Office properties.

On December 23, 2010, we acquired the outside member's 33.3% equity interest in our consolidated joint venture entity that owns the Wisconsin Place Office property located in Chevy Chase, Maryland for cash of approximately $25.5 million. The acquisition was accounted for as an equity transaction in accordance with ASC 810. The difference between the purchase price and the carrying value of the outside member's equity interest, totaling approximately $19.1 million, reduced additional paid-in capital in our Consolidated Balance Sheets.

Noncontrolling Interest—Common Units of the Operating Partnership

Noncontrolling interest—common units of the Operating Partnership decreased by approximately $11.4 million for the year ended December 31, 2010 compared to 2009 primarily due to a decrease in allocable income.

Comparison of the year ended December 31, 2009 to the year ended December 31, 2008

The table below shows selected operating information for the Same Property Portfolio and the Total Property Portfolio. The Same Property Portfolio consists of 126 properties, including properties acquired or placed in-service on or prior to January 1, 2008 and owned through December 31, 2009, totaling approximately 30.1 million net rentable square feet of space (excluding square feet of structured parking). The Total Property Portfolio includes the effects of the other properties either placed in-service, acquired or repositioned after January 1, 2008 or disposed of on or prior to December 31, 2009. This table includes a reconciliation from the Same Property Portfolio to the Total Property Portfolio by also providing information for the year ended December 31, 2009 and 2008 with respect to the properties which were acquired, placed in-service, repositioned or sold.

(dollars in thousands)	Same Property Portfolio				Properties Sold Portfolio		Properties Acquired Portfolio		Properties Placed In-Service Portfolio		Properties Repositioned		Total Property Portfolio			
	2009	2008	Increase/ (Decrease)	% Change	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	Increase/ (Decrease)	% Change
Rental Revenue:																
Rental Revenue	$1,358,000	$1,344,408	$13,592	1.01%	$—	$ 90	$7,244	$1,828	$73,273	$43,283	$—	$—	$1,438,517	$1,389,609	$ 48,908	3.52%
Termination Income	14,410	12,443	1,967	15.81%	—	—	—	—	—	—	—	—	14,410	12,443	1,967	15.81%
Total Rental Revenue	1,372,410	1,356,851	15,559	1.15%	—	90	7,244	1,828	73,273	43,283	—	—	1,452,927	1,402,052	50,875	3.63%
Real Estate Operating Expenses	479,983	477,172	2,811	0.59%	—	46	1,274	274	20,542	10,538	—	—	501,799	488,030	13,769	2.82%
Net Operating Income, excluding hotel	892,427	879,679	12,748	1.45%	—	44	5,970	1,554	52,731	32,745	—	—	951,128	914,022	37,106	4.06%
Hotel Net Operating Income(1)	6,419	9,362	(2,943)	(31.44)%	—	—	—	—	—	—	—	—	6,419	9,362	(2,943)	(31.44)%
Consolidated Net Operating Income(1)	898,846	889,041	9,805	1.10%	—	44	5,970	1,554	52,731	32,745	—	—	957,547	923,384	34,163	3.70%
Other Revenue:																
Development and management services	—	—	—	—	—	—	—	—	—	—	—	—	34,878	30,518	4,360	14.29%
Other Expenses:																
General and administrative expense	—	—	—	—	—	—	—	—	—	—	—	—	75,447	72,365	3,082	4.26%
Loss from suspension of development	—	—	—	—	—	—	—	—	—	—	—	—	27,766	—	27,766	100.00%
Depreciation and amortization	299,175	293,604	5,571	1.90%	—	—	4,813	1,375	17,693	9,168	—	—	321,681	304,147	17,534	5.76%
Total Other Expenses	299,175	293,604	5,571	1.90%	—	—	4,813	1,375	17,693	9,168	—	—	424,894	376,512	48,382	12.85%
Operating Income	599,671	595,437	4,234	7.11%	—	44	1,157	179	35,038	23,577	—	—	567,531	577,390	(9,859)	(1.71)%
Other Income:																
Income (loss) from unconsolidated joint ventures	—	—	—	—	—	—	—	—	—	—	—	—	12,058	(182,018)	194,076	106.62%
Interest and other	—	—	—	—	—	—	—	—	—	—	—	—	4,059	18,958	(14,899)	(78.59)%
Gains (losses) from investments in securities	—	—	—	—	—	—	—	—	—	—	—	—	2,434	(4,604)	7,038	152.87%
Other Expenses:																
Interest expense	—	—	—	—	—	—	—	—	—	—	—	—	322,833	295,322	27,511	9.32%
Losses from early extinguishments of debt	—	—	—	—	—	—	—	—	—	—	—	—	510	—	510	100.00%
Net derivative loss													—	17,021	(17,021)	(100.00)%
Income from continuing operations													262,739	97,383	165,356	169.80%
Gains on sales of real estate													11,760	33,340	(21,580)	(64.73)%
Net income													274,499	130,723	143,776	109.99%
Net income attributable to noncontrolling interests:																
Noncontrolling interests in property partnerships													(2,778)	(1,997)	(781)	(39.11)%
Noncontrolling interest-redeemable preferred units of the Operating Partnership													(3,594)	(4,226)	632	14.96%
Noncontrolling interest—common units of the Operating Partnership													(35,534)	(14,392)	(21,142)	(146.90)%
Noncontrolling interest in gains on sales of real estate—common units of the Operating Partnership													(1,579)	(4,838)	3,259	67.36%
Net Income attributable to Boston Properties, Inc.													$ 231,014	$ 105,270	$125,744	119.45%

(1) For a detailed discussion of NOI, including the reasons management believes NOI is useful to investors, see page 56. Hotel Net Operating Income for the years ended December 31, 2009 and 2008 is comprised of Hotel Revenue of $30,385 and $36,872, respectively, less Hotel Expenses of $23,966 and $27,510, respectively, per the Consolidated Statements of Operations.

Same Property Portfolio

Rental Revenue

Rental revenue from the Same Property Portfolio increased approximately $13.6 million for the year ended December 31, 2009 compared to 2008. Included in the Same Property Portfolio rental revenue is an overall increase in contractual rental revenue of approximately $2.0 million and an increase of approximately $24.3 million in straight-line rents. The increase in straight-line rent is primarily the result of us establishing in the third quarter of 2008 a $21.0 million reserve, which was reflected as a direct reduction of straight-line rent, for the full amount of the accrued straight-line rent balances associated with our leases in New York City with Lehman Brothers, Inc. and the law firm of Heller Ehrman LLP. The increases in contractual rental revenue and straight-line rent were offset by an approximately $10.4 million decrease in recoveries from tenants in 2009. Generally, under each of our leases, we are entitled to recover from the tenant increases in specific operating expenses associated with the leased property above the amount incurred for these operating expenses in the first year of the lease. The decrease in recoveries from tenants is primarily due to the terminations by tenants in New York City, which resulted in lesser tenant recoveries due to decreased occupancy and, to the extent space was re-leased, leases are in their first year during which, generally, no tenant recoveries are earned. We also had an approximately $2.3 million decrease in parking and other income.

Termination Income

We recognized termination income totaling approximately $14.4 million for the year ended December 31, 2009, which was related to sixteen tenants across the Same Property Portfolio that terminated their leases. Approximately $7.5 million of termination income for 2009 related to a termination agreement with a tenant at 601 Lexington Avenue. Approximately $3.6 million is non-cash income consisting of the estimated value of furniture and fixtures that two tenants transferred to us in connection with the terminations of their leases. Termination income totaling approximately $12.4 million for the year ended December 31, 2008 was related to multiple tenants across the Same Property Portfolio that terminated their leases, including $7.5 million of termination income related to a termination agreement with Heller Ehrman LLP.

Real Estate Operating Expenses

Real estate operating expenses from the Same Property Portfolio increased approximately $2.8 million for the year ended December 31, 2009 compared to 2008. Included in Same Property Portfolio real estate operating expenses is an increase in real estate taxes of approximately $18.0 million, or 9%, which was predominately due to an increase in real estate taxes in the central business districts in Boston and New York City. This was offset by overall decreases in utilities expense of approximately $7.9 million, or 9%, and other property-related expenses of approximately $7.3 million of which approximately $3.0 million relates to repairs and maintenance.

Depreciation and Amortization

Depreciation and amortization expense for the Same Property Portfolio increased by approximately $5.6 million for the year ended December 31, 2009 compared to 2008. This increase was predominately due to accelerated amortization related to tenant terminations in New York City.

Properties Sold Portfolio

Revenue and real estate operating expenses from the Properties Sold Portfolio decreased by approximately $0.1 million and $46,000, respectively due to the transfer of Mountain View Research Park and Mountain View Technology Park to the Value-Added Fund on January 7, 2008. These properties have not been classified as discontinued operations due to our continuing involvement as the property manager for the properties and our continued ownership interest through the Value-Added Fund.

Properties Acquired Portfolio

The acquisition of 635 Massachusetts Avenue on September 26, 2008 increased rental revenue, real estate operating expenses, and depreciation by approximately $5.4 million, $1.0 million and $3.4 million, respectively for the year ended December 31, 2009 compared to the year ended December 31, 2008.

Properties Placed In-Service Portfolio

At December 31, 2009, we had seven properties totaling approximately 2.0 million square feet that were placed in-service between January 1, 2008 and December 31, 2009.

Rental revenue from our Properties Placed In-Service Portfolio increased approximately $30.0 million, as detailed below:

		Rental Revenue for the year ended December 31,		
Property	**Quarter Placed In-Service**	**2009**	**2008**	**Change**
		(in thousands)		
505 9th Street	First Quarter, 2008	$21,974	$20,090	$ 1,884
South of Market	Fourth Quarter, 2008	27,280	20,010	7,270
77 CityPoint	Fourth Quarter, 2008	8,961	2,098	6,863
One Preserve Parkway	Second Quarter, 2009	1,516	1,085	431
Wisconsin Place Office	Second Quarter, 2009	7,753	—	7,753
Democracy Tower	Third Quarter, 2009	4,738	—	4,738
701 Carnegie Center	Fourth Quarter, 2009	1,051	—	1,051
Total		$73,273	$43,283	$29,990

Real Estate Operating Expenses

Real estate operating expenses from our Properties Placed In-Service Portfolio increased approximately $10.0 million, as detailed below:

		Real Estate Operating Expenses for the year ended December 31,		
Property	**Quarter Placed In-Service**	**2009**	**2008**	**Change**
		(in thousands)		
505 9th Street	First Quarter, 2008	$ 6,929	$ 5,672	$ 1,257
South of Market	Fourth Quarter, 2008	7,057	3,466	3,591
77 CityPoint	Fourth Quarter, 2008	2,477	883	1,594
One Preserve Parkway	Second Quarter, 2009	1,257	517	740
Wisconsin Place Office	Second Quarter, 2009	1,777	—	1,777
Democracy Tower	Third Quarter, 2009	751	—	751
701 Carnegie Center	Fourth Quarter, 2009	294	—	294
Total		$20,542	$10,538	$10,004

Depreciation and Amortization

Depreciation and amortization expense for our Properties Placed In-Service Portfolio increased by approximately $8.5 million for the year ended December 31, 2009 compared to 2008.

Other Operating Income and Expense Items

Hotel Net Operating Income

Net operating income for our hotel property decreased approximately $2.9 million, a 31.4% decrease for the year ended December 31, 2009 as compared to 2008.

The following reflects our occupancy and rate information for our Cambridge Center Marriott hotel property for the year ended December 31, 2009 and 2008:

	2009	2008	Percentage Change
Occupancy	75.1%	77.7%	(3.3)%
Average daily rate	$185.29	$217.70	(14.9)%
Revenue per available room, REVPAR	$139.19	$169.08	(17.7)%

Development and Management Services

Development and management services income increased approximately $4.4 million for the year ended December 31, 2009 compared to 2008. Development fees increased by approximately $4.6 million for the year ended December 31, 2009 compared to 2008 due primarily to development fees of approximately $6.1 million for our 20 F Street and 1111 North Capitol Street third-party development projects. This increase was offset by a decrease in other development fees of approximately $1.5 million, of which approximately $0.5 million is related to the completion and placing in-service of our Annapolis Junction joint venture development project. Management fees decreased by approximately $0.2 million for the year ended December 31, 2009 compared to 2008 due to the net effect of an approximately $1.0 million increase in management fee income offset by a decrease of approximately $1.2 million in service income of which approximately $1.0 million is attributable to a decrease in work orders and overtime usage of HVAC in New York City.

General and Administrative Expense

General and administrative expenses increased approximately $3.1 million for the year ended December 31, 2009 compared to 2008. The increase was the net result of an approximately $8.5 million increase in payroll expense, offset by a decrease in professional fees and other general and administrative expenses of approximately $1.8 million and $1.3 million, respectively, and a decrease of approximately $2.3 million related to abandoned projects in 2008. Approximately $5.6 million of the payroll expenses increase was related to an increase in the value of our deferred compensation plan and approximately $3.1 million was related to the amortization associated with restricted stock equity awards.

On January 24, 2008, our compensation committee approved outperformance awards under the 1997 Plan to our officers and employees. These 2008 OPP Awards were part of a broad-based long-term incentive compensation program designed to provide our management team at several levels within the organization with the potential to earn equity awards subject to "outperforming" and creating shareholder value in a pay-for-performance structure. 2008 OPP Awards utilized TRS over a three-year measurement period as the performance metric and include two years of time-based vesting after the end of the performance measurement period (subject to acceleration in certain events) as a retention tool. Recipients of 2008 OPP Awards were eligible to share in an outperformance pool if our TRS, including both share appreciation and dividends, exceeds absolute and relative hurdles over a three-year measurement period from February 5, 2008 to February 5, 2011, based on the average closing price of a share of our common stock of $92.8240 for the five trading days prior to and including February 5, 2008. The aggregate reward that recipients of all 2008 OPP Awards could earn, as measured by the outperformance pool, was subject to a maximum cap of $110 million, although only OPP awards for an aggregate of up to approximately $104.8 million were granted. Under guidance included in ASC 718 "Compensation—Stock Compensation" (formerly known as Statement of Financial Accounting Standards No. 123(R) "Share-Based Payment") the 2008 OPP Awards had an aggregate value of approximately $19.7 million, which was generally being amortized into earnings over the five-year plan period (although awards for retirement-eligible employees will be amortized over a three-year period). Because the 2008 OPP Units required us to outperform absolute and relative return thresholds, unless such thresholds were met by the end of the applicable reporting period, we excluded the 2008 OPP Units from the diluted EPS calculation. The 2008 OPP Awards were not earned, and therefore the program was terminated, which resulted in the acceleration of the remaining unrecognized compensation expense during the first quarter of 2011. See Notes 15, 17 and 20 to the Consolidated Financial Statements.

Wages directly related to the development of rental properties are not included in our operating results. These costs are capitalized and included in real estate assets on our Consolidated Balance Sheets and amortized over the useful lives of the real estate. Capitalized wages for the year ended December 31, 2009 and 2008 were approximately $11.3 million and $12.2 million, respectively. These costs are not included in the general and administrative expense discussed above.

Loss from Suspension of Development

On February 6, 2009, we announced that we were suspending construction on our 1,000,000 square foot project at 250 West 55th Street in New York City. During December 2009, we completed the construction of foundations and steel/deck to grade to facilitate a restart of construction in the future and as a result ceased interest capitalization on the project. During the year ended December 31, 2009, we recognized a loss of approximately $27.8 million related to the suspension of development, which amount included a $20.0 million contractual amount due pursuant to a lease agreement. On January 19, 2010, we paid $12.8 million related to the termination of such lease. As a result, we recognized approximately $7.2 million of other income during the year ended December 31, 2010.

Between April 1, 2009 and December 31, 2009, we recognized approximately $1.1 million of additional costs associated with the suspension of development.

Other Income and Expense Items

Income (Loss) from Unconsolidated Joint Ventures

During December 2008, we recognized non-cash impairment charges which represented the other-than-temporary decline in the fair values below the carrying values of certain of our investments in unconsolidated joint ventures. In accordance with guidance in ASC 323 "Investments—Equity Method and Joint Ventures" ("ASC 323") (formerly known as Accounting Principles Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock" (APB No. 18)), a loss in value of an investment under the equity method of accounting, which is other than a temporary decline, must be recognized. As a result, we recognized non-cash impairment charges of approximately $31.9 million, $74.3 million, $45.1 million and $13.8 million on our investments in 540 Madison Avenue, Two Grand Central Tower, 125 West 55th Street and the Value-Added Fund, respectively. In addition, in June 2009 and December 2009, we recognized additional non-cash impairment charges on our investment in the Value-Added Fund of approximately $7.4 million and $2.0 million, respectively. If the fair value of our investments deteriorates further, we could recognize additional impairment charges which may be material.

In addition, during December 2009, our Value-Added Fund recognized a non-cash impairment charge in accordance with the guidance in ASC 360 (formerly known as SFAS No. 144) related to our One and Two Circle Star Way properties in San Carlos, California totaling approximately $24.6 million, of which our share was approximately $4.2 million, which amount reflects the reduction in our basis of approximately $2.0 million from previous impairment losses. The Value-Added Fund was in discussions with the lender to modify the loan and as a result believed that the carrying value of the properties was not recoverable. Accordingly, the Value-Added Fund recognized the non-cash impairment charge to reduce the net book value of the properties to their estimated fair market value at December 31, 2009. On October 21, 2010, our Value-Added Fund conveyed the fee simple title to its One and Two Circle Star Way properties and paid $3.8 million to the lender in satisfaction of its outstanding obligations under the existing mortgage loan and guarantee.

During December 2008, an unconsolidated joint venture in which we have a 50% interest suspended development activity on its Eighth Avenue and 46th Street project located in New York City. The proposed project was comprised of an assemblage of land parcels and air-rights, including contracts to acquire land parcels and air-rights, on which the joint venture was to construct a Class A office property. As a result, we recognized a charge totaling approximately $23.2 million (including $2.9 million of non-cash impairment charges in accordance with guidance in ASC 323), which represented our share of land and air-rights impairment losses, forfeited contract deposits and previously incurred planning and pre-development costs.

On June 9, 2008, we completed the acquisition of the General Motors Building for a purchase price of approximately $2.8 billion. On August 12, 2008, we completed the acquisitions of 540 Madison Avenue and Two Grand Central Tower located in New York City, New York for an aggregate purchase price of approximately $705.0 million. On August 13, 2008, we completed the acquisition of 125 West 55th Street located in New York City, New York for an aggregate price of $444.0 million. Each acquisition was completed through a joint venture with US Real Estate Opportunities I, L.P. and Meraas Capital LLC. We have a 60% interest in each venture and provide customary property management and leasing services for each venture. These acquisitions increased our income from unconsolidated joint ventures by approximately $19.7 million for the year ended December 31, 2009 compared to 2008.

Interest and Other Income

Interest and other income decreased approximately $14.9 million for the year ended December 31, 2009 compared to 2008 primarily as a result of lower overall interest rates. The average cash balances for the year ended December 31, 2009 and December 31, 2008 were approximately $602.6 million and $447.1 million, respectively. However, the average interest rate for the year ended December 31, 2009 compared to December 31, 2008 decreased by approximately 1.70%.

Gains (Losses) from Investments in Securities

We account for investments in trading securities at fair value, with gains or losses resulting from changes in fair value recognized currently in earnings. The designation of trading securities is generally determined at acquisition. During the year ended December 31, 2009 and 2008, investment in securities is comprised of an investment in an unregistered money market fund and investments in an account associated with our deferred compensation plan. In December 2007, the unregistered money market fund suspended cash redemptions by investors; investors could elect in-kind redemptions of the underlying securities or maintain their investment in the fund and receive distributions as the underlying securities matured or were liquidated by the fund sponsor. As a result, we retained this investment for a longer term than originally intended, and the valuation of our investment was subject to changes in market conditions. Because interests in this fund were valued at less than their $1.00 par value, we recognized gains (losses) of approximately $0.2 million and ($1.4) million on our investment during the years ended December 31, 2009 and 2008, respectively. As of December 31, 2009, we no longer had investments in this unregistered money market fund.

The remainder of the gains (losses) from investments in securities in 2009 and 2008 related to investments that we have made to reduce our market risk relating to a deferred compensation plan that we maintain for our officers. Under this deferred compensation plan, each officer who is eligible to participate is permitted to defer a portion of the officer's current income on a pre-tax basis and receive a tax-deferred return on these deferrals based on the performance of specific investments selected by the officer. In order to reduce our market risk relating to this plan, we typically acquire, in a separate account that is not restricted as to its use, similar or identical investments as those selected by each officer. This enables us to generally match our liabilities to our officers under the deferred compensation plan with equivalent assets and thereby limit our market risk. The performance of these investments is recorded as gain (loss) from investments in securities. During the year ended December 31, 2009 and 2008, respectively, we recognized gains (losses) of $2.2 million and $(3.2) million on these investments. By comparison, our general and administrative expense increased (decreased) by $2.4 million and $(3.2) million during the year ended December 31, 2009 and 2008, respectively, as a result of increases and decreases in our liability under our deferred compensation plan that were associated with the performance of the specific investments selected by our officers participating in the plan.

Interest Expense

Interest expense for the Total Property Portfolio increased approximately $27.5 million for the year ended December 31, 2009 compared to 2008 as detailed below

Component	Change in interest expense for the year ended December 31, 2009 and December 31, 2008
	(in thousands)
Increases to interest expense due to:	
New mortgages / properties placed in-service	$ 22,664
Issuance by our Operating Partnership of $747.5 million in aggregate principal of 3.625% exchangeable senior notes due 2014 on August 19, 2008 (excluding the ASC 470-20 (formerly known as FSP No. APB 14-1) interest expense)	17,736
Issuance by our Operating Partnership of $700 million in aggregate principal of 5.875% senior notes due 2019 on October 9, 2009	9,376
ASC 470-20 interest expense	10,888
Total increases to interest expense	$ 60,664
Decreases to interest expense due to:	
Repayment of mortgages	$(22,308)
Increase in capitalized interest costs	(2,530)
Reduction in borrowings under our Operating Partnership's Unsecured Line of Credit	(4,852)
Principal amortization of continuing debt and other (excluding senior notes and exchangeable senior notes)	(3,463)
Total decreases to interest expense	$(33,153)
Total change in interest expense	$ 27,511

The following properties are included in the repayment of mortgages line item: Reston Corporate Center, Prudential Center, One and Two Embarcadero Center, Bedford Business Park, Reservoir Place, Ten Cambridge Center and 1301 New York Avenue. The following properties are included in the new mortgages/properties placed in-service line item: Four Embarcadero Center, South of Market, Democracy Tower, Wisconsin Office and Reservoir Place. As properties are placed in-service, we cease capitalizing interest and interest is then expensed.

Interest expense directly related to the development of rental properties is not included in our operating results. These costs are capitalized and included in real estate assets on our Consolidated Balance Sheets and amortized over the useful lives of the real estate. Interest capitalized for the year ended December 31, 2009 and 2008 were approximately $48.8 million and $46.3 million, respectively. These costs are not included in the interest expense referenced above.

At December 31, 2009, our variable rate debt consisted of construction loans at our South of Market, Democracy Tower, Wisconsin Place Office and Atlantic Wharf construction projects, as well as our borrowings under our Unsecured Line of Credit and our secured financing at Reservoir Place.

The following summarizes our outstanding debt as of December 31, 2009 compared with December 31, 2008:

	December 31,	
	2009	2008
	(dollars in thousands)	
Debt Summary:		
Balance		
Fixed rate	$6,326,350	$5,707,392
Variable rate	393,421	385,492
Total	$6,719,771	$6,092,884
Percent of total debt:		
Fixed rate	94.15%	93.67%
Variable rate	5.85%	6.33%
Total	100.00%	100.00%
GAAP weighted average interest rate at end of period:		
Fixed rate	6.12%	6.15%
Variable rate	1.98%	3.62%
Total	5.87%	5.99%
Coupon/Stated weighted-average interest rate at end of period:		
Fixed rate	5.43%	5.43%
Variable rate	1.75%	3.07%
Total	5.21%	5.28%

Losses from Early Extinguishments of Debt

During the year ended December 31, 2009, we used available cash to repay approximately $98.4 million of outstanding mortgage loans. Associated with the repayments, we paid a prepayment penalty totaling approximately $0.5 million, wrote off approximately $42,000 of unamortized deferred financing costs and recognized a gain of approximately $32,000 related to the write off of a remaining historical fair value balance.

Net Derivative Losses

On September 9, 2008, we executed an interest rate lock agreement with lenders at an all-in fixed rate, inclusive of the credit spread, of 6.10% per annum for an eight-year, $375.0 million loan collateralized by our Four Embarcadero Center property located in San Francisco, California. Our interest rate hedging program contemplated a financing with a ten-year term and, as a result, under guidance included in ASC 815 "Derivatives and Hedging," (formerly known as SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"), during the third quarter of 2008 we recognized a net derivative loss of approximately $6.6 million representing the partial ineffectiveness of our interest rate contracts. On November 13, 2008, we closed on the Four Embarcadero Center mortgage. Under our interest rate hedging program, we will reclassify into earnings over the eight-year term of the loan as an increase in interest expense approximately $26.4 million (approximately $3.3 million per year) of the amounts recorded on our Consolidated Balance Sheets within Accumulated Other Comprehensive Loss, which amounts represent the effective portion of the applicable interest rate hedging contracts.

Our interest rate hedging program also contemplated obtaining additional financing of at least $150.0 million by the end of 2008. In accordance with guidance included in ASC 815 (formerly known as SFAS No. 133) as amended and interpreted, we determined that we would be unable to complete the financing by the required date under our hedging program. As a result, during the fourth quarter of 2008, we recognized a net derivative loss of approximately $7.2 million representing the ineffectiveness of our remaining interest rate hedging contracts.

In addition, during the year ended December 31, 2008, we modified the estimated dates with respect to our anticipated financings under our interest rate hedging program. As a result, we recognized a net derivative loss of approximately $3.3 million representing the partial ineffectiveness of the interest rate contracts.

Gains on Sales of Real Estate

Pursuant to the purchase and sale agreement related to the sale of 280 Park Avenue in New York City in 2006, we entered into a master lease agreement with the buyer at closing. Under the master lease agreement, we guaranteed that the buyer will receive at least a minimum amount of base rent from approximately 74,340 square feet of space during the ten-year period following the expiration of the leases for this space. The leases for this space expired at various times between June 2006 and October 2007. The aggregate amount of base rent we guaranteed over the entire period from 2006 to 2017 is approximately $67.3 million. During the year ended December 31, 2008, we signed new qualifying leases for approximately 17,454 net rentable square feet of the remaining master lease obligation, resulting in the recognition of approximately $23.4 million. During the year ended December 31, 2009, we signed no new qualifying leases and our remaining master lease obligation totaled approximately $0.9 million.

On April 14, 2008, we sold a parcel of land located in Washington, DC for approximately $33.7 million. We had previously entered into a development management agreement with the buyer to develop a Class A office property on the parcel totaling approximately 165,000 net rentable square feet. Due to our involvement in the construction of the project, the gain on sale estimated to total $23.4 million was deferred and is being recognized over the project construction period generally based on the percentage of total project costs incurred to estimated total project costs. As a result, we recognized a gain on sale during the year ended December 31, 2009 and December 31, 2008 of approximately $11.8 million and $9.9 million, respectively.

Noncontrolling Interests in Property Partnerships

Noncontrolling interests in property partnerships increased by approximately $0.8 million for the year ended December 31, 2009 compared to 2008. Noncontrolling interests in property partnerships consist of the outside equity owners' interests in the income from our 505 9th Street and our Wisconsin Place Office properties.

Noncontrolling Interest—Common Units of the Operating Partnership

Noncontrolling interest—common units of the Operating Partnership increased by approximately $21.1 million for the year ended December 31, 2009 compared to 2008 primarily due to an increase in allocable income.

Liquidity and Capital Resources

General

Our principal liquidity needs for the next twelve months and beyond are to:

- fund normal recurring expenses;
- meet debt service and principal repayment obligations, including balloon payments on maturing debt;
- fund capital expenditures, including major renovations, tenant improvements and leasing costs;
- fund development costs;
- fund possible property acquisitions; and
- make the minimum distribution required to maintain our REIT qualification under the Internal Revenue Code of 1986, as amended.

We expect to satisfy these needs using one or more of the following:

- construction loans;
- long-term secured and unsecured indebtedness (including unsecured exchangeable indebtedness);
- cash flow from operations;
- distribution of cash flows from joint ventures;
- cash and cash equivalent balances;
- sales of real estate;
- issuances of our equity securities and/or additional preferred or common units of partnership interest in our Operating Partnership; and
- our Unsecured Line of Credit or other short-term bridge facilities.

We believe that our liquidity needs will be satisfied using our cash on hand, cash flows generated by operations, availability under our Unsecured Line of Credit and cash flows provided by other financing activities. We draw on multiple financing sources to fund our long-term capital needs. Our Unsecured Line of Credit is utilized primarily as a bridge facility to fund acquisition opportunities, to refinance outstanding indebtedness and to meet short-term development and working capital needs. We generally seek to fund our development projects with construction loans, which may be guaranteed. However, the financing for each particular project ultimately depends on several factors, including, among others, the project's size and duration and our access to cost effective capital at the given time.

The following table presents information on properties under construction as of December 31, 2010 (dollars in thousands):

Construction Properties	Estimated Stabilization Date	Location	# of Buildings	Square feet	Investment to Date(1)	Estimated Total Investment(1)	Percentage Leased(2)
Office							
Atlantic Wharf(3)(4)	First Quarter, 2012	Boston, MA	1	790,000	$ 503,799	$ 552,900	79%(4)
2200 Pennsylvania Avenue(5)	Second Quarter, 2012	Washington, DC	1	460,000	137,291	230,000	85%(5)
510 Madison Avenue(6)	Fourth Quarter, 2012	New York, NY	1	347,000	319,071	375,000	13%
Total Office Properties under Construction			3	1,597,000	$ 960,161	$1,157,900	66%
Residential							
Atlantic Wharf—Residential (86 units)(7)	Second Quarter, 2012	Boston, MA	1	78,000	$ 35,495	$ 47,100	N/A
Atlantic Wharf—Retail				10,000			0%
2221 I Street, NW—Residential (335 units)(8)	Third Quarter, 2012	Washington, DC	1	275,000	81,874	150,000	N/A
2221 Street, NW—Retail				50,000			100%
Total Residential Properties under Construction			2	413,000	$ 117,369	$ 197,100	83%
Total Properties under Construction			5	2,010,000	$1,077,530	$1,355,000	67%

(1) Includes net revenue during lease up period and approximately $51.6 million of construction cost and leasing commission accruals.
(2) Represents office and retail percentage leased as of February 18, 2011 and excludes residential space.
(3) On October 1, 2010, we modified the construction facility by releasing from collateral the residential component and ground floor retail included in the "Russia Building" and reducing the loan commitment from $215.0 million to $192.5 million. We have not drawn any amounts under this facility but we reserve the right to do so in the future.
(4) Project includes 17,000 square feet of retail space.
(5) Project includes 20,000 square feet of retail space and is subject to a ground lease which expires in 2068.
(6) Acquired September 24, 2010; base building is expected to be completed in the second quarter of 2011. Estimated future equity requirements include approximately $13 million of capitalized interest.
(7) Project costs includes residential and retail components. Estimated total investment is net of $12.0 million of anticipated net proceeds from the sale of Federal historic tax credits.
(8) Project costs includes residential and retail components and is subject to a ground lease expiring in 2068.

Contractual rental revenue, recoveries from tenants, other income from operations, available cash balances and draws on our Operating Partnership's Unsecured Line of Credit are our principal sources of capital used to pay operating expenses, debt service, recurring capital expenditures and the minimum distribution required to enable us to maintain our REIT qualification. We seek to maximize income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and permit increases in rental rates while reducing tenant turnover and controlling operating expenses. Our sources of revenue also include third-party fees generated by our property management, leasing, development and construction businesses. We believe our revenue, together with our cash balances and proceeds from financing activities, will continue to provide the necessary funds for our short-term liquidity needs.

Material adverse changes in one or more sources of capital may adversely affect our net cash flows. Such changes, in turn, could adversely affect our ability to fund dividends and distributions, debt service payments and tenant improvements. In addition, a material adverse change in our cash provided by operations may affect our ability to comply with the financial performance covenants under our Operating Partnership's Unsecured Line of Credit and unsecured senior notes.

Given the recent low interest rate environment and the opportunity to further enhance our capital position and elongate our debt maturity schedule, we have also been active in the capital markets. Since January 1, 2010, five of our joint ventures have refinanced approximately $714 million in secured financings. In April 2010, our Operating Partnership completed a public offering of $700 million aggregate principal amount of 5.625% senior notes due 2020 that raised aggregate net proceeds of approximately $694 million, and in November 2010, we completed a public offering of $850 million aggregate principal amount of 4.125% senior notes due 2021 that raised aggregate net proceeds of approximately $837 million. We used the proceeds of the November offering to reduce a significant portion of our near-term debt maturities. Specifically, we redeemed $700 million of our 6.25% senior notes due 2013 and we repurchased $50 million of our 2.875% exchangeable senior notes due 2037 that the holders may require us to repurchase in February 2012. Our remaining liquidity as of February 18, 2011, including available cash of approximately $327 million and full availability under our Operating Partnership's $1.0 billion line of credit, is expected to provide sufficient capacity to fund the completion of our development pipeline and provide capital for future investments.

Our most significant capital commitments in 2011 are to fund our development program and repay or refinance expiring debt. We believe the quality of our assets and our strong balance sheet are attractive to lenders' and equity investors' current investment selectivity and should enable us to continue to access multiple sources of capital. In 2010, our Operating Partnership exercised its option to extend the maturity date under its $1.0 billion Unsecured Line of Credit to August 3, 2011 and we are currently in discussions on a longer term renewal. We are evaluating refinancing alternatives on our $457 million mortgage loan on 601 Lexington Avenue and we believe we could raise approximately $700 million to $750 million through a new secured mortgage loan. Our unconsolidated joint venture portfolio has three loans maturing in 2011, Mountain View Research Park, Annapolis Junction and Mountain View Technology Park which have balances of approximately $112 million, $43 million and $24 million, respectively (of which our share is $44 million, $22 million and $9 million, respectively).

In addition to our Operating Partnership's Unsecured Line of Credit and property-specific debt, as of February 18, 2011, our Operating Partnership also had approximately $4.8 billion of unsecured senior notes outstanding (including approximately $1.8 billion of exchangeable senior notes). All of this debt either matures or is subject to repurchase at the holders' option between 2012 and 2021. We are focused on our near—and medium-term debt maturities and, to date, our Operating Partnership has repurchased approximately $236.3 million of its 2.875% exchangeable senior notes due 2037, which the holders may require us to repurchase in 2012, for approximately $236.6 million, and have redeemed $700 million of its 6.25% senior notes due 2013 for approximately $793.1 million, which included approximately $17.9 million of accrued and unpaid interest to, but not including, the redemption date. In order to reduce future cash interest payments, as well as future amounts due at maturity or upon redemption, we may, from time to time, purchase unsecured senior notes and unsecured exchangeable senior notes for cash in open market purchases or privately negotiated transactions, or both. We will evaluate any such potential transactions in light of then-existing market conditions, taking into account the trading prices of the notes, our current liquidity and prospects for future access to capital.

During the first quarter of 2011 through February 25, 2011, we issued 2,304,994 shares of common stock for gross proceeds of approximately $219.0 million. These shares were issued under our $400 million "at the market" equity offering program. We intend to use the net proceeds from these issuances for general business purposes, which may include investment opportunities and debt reduction. Future potential sales under the program will depend on a variety of factors to be determined by us from time to time, including (among others) market conditions, the trading price of our common stock, our capital needs and our determinations as to the appropriate sources of funding for our activities.

In total, our remaining capital requirements, net of anticipated and potential funding from existing construction loans, to complete our ongoing developments and Weston Corporate Center is approximately $87.8 million, through late 2012. We are working towards the commencement of two new developments and two redevelopments in the Washington, DC market in 2011. With available cash, access to our Operating Partnership's Unsecured Line of Credit and the anticipated cash flow generated by the operating portfolio, we believe we have sufficient capacity to fund our remaining capital requirements and pursue attractive investment opportunities.

REIT Tax Distribution Considerations

Dividend

As a REIT we are subject to a number of organizational and operational requirements, including a requirement that we currently distribute at least 90% of our annual taxable income. Our policy is to distribute at least 100% of our taxable income to avoid paying federal tax. With a view toward increasing our equity over time and preserving additional capital, we reduced our quarterly dividend in the second quarter of 2009 to $0.50 per common share. Based on our current expectation for taxable income for 2011, and absent any unanticipated circumstances, we expect that our quarterly dividend will be approximately $0.50 per common share. There can be no assurance that the actual dividends declared by our Board of Directors will not differ materially.

Sales

We structured the acquisition of the John Hancock Tower as a reverse like-kind exchange, which is intended to provide us the flexibility to sell certain assets within 180 days of the closing, defer any taxable gain and thereby retain capital for future investments or the reduction of debt. We are currently evaluating market interest in a sale of all or a significant interest in our Carnegie Center portfolio and may identify other assets for potential sale in 2011. To the extent that we sell assets and cannot efficiently use the proceeds in a tax deferred manner for either our development activities or attractive acquisitions, we would, at the appropriate time, decide whether it is better to declare a special dividend, adopt a stock repurchase program, reduce our indebtedness or retain the cash for future investment opportunities. Such a decision will depend on many factors including, among others, the timing, availability and terms of development and acquisition opportunities, our then-current and anticipated leverage, the cost and availability of capital from other sources, the price of our common stock and REIT distribution requirements. At a minimum, we expect that we would distribute at least that amount of proceeds necessary for us to avoid paying corporate level tax on the applicable gains realized from any asset sales.

Cash Flow Summary

The following summary discussion of our cash flows is based on the Consolidated Statements of Cash Flows in "Item 8. Financial Statements and Supplementary Data" and is not meant to be an all-inclusive discussion of the changes in our cash flows for the periods presented below.

Cash and cash equivalents were $0.5 billion and $1.4 billion at December 31, 2010 and December 31, 2009, respectively, representing a decrease of $0.9 billion. The decrease was a result of the following changes in cash flows:

	Years ended December 31,		
	2010	2009	Increase (Decrease)
		(in thousands)	
Net cash provided by operating activities	$ 375,893	$ 617,376	$ (241,483)
Net cash (used in) investing activities	$(1,161,274)	$ (446,601)	$ (714,673)
Net cash provided by (used in) financing activities	$ (184,604)	$1,036,648	$(1,221,252)

Our principal source of cash flow is related to the operation of our office properties. The average term of our tenant leases is approximately 7.1 years with portfolio occupancy rates historically in the range of 92% to 95%. Our properties provide a relatively consistent stream of cash flow that provides us with resources to pay operating expenses, debt service and fund quarterly distribution payment requirements. Items which contributed to the decrease in cash provided by operating activities for the year ended December 31, 2010 compared to the year ended December 31, 2009 were (1) the payment of the redemption premium of approximately $75.2 million and the payment of an aggregate of approximately $20.0 million of accrued interest and hedge settlement costs in connection with the redemption of $700.0 million aggregate principal amount of our Operating Partnership's 6.25% senior notes due 2013, (2) a net increase in the cash payments of interest expense of approximately $59.5 million, (3) the payment of approximately $17.6 million related to the payment of the accreted debt discount on the repurchase of our Operating Partnership's 2.875% exchangeable senior notes, (4) an increase in cash payments of approximately $13.2 million related to tenant leasing costs and (5) the payment of approximately $12.8 million related to the termination of a lease agreement at our 250 West 55th Street project.

Cash is used in investing activities to fund acquisitions, development, net investments in unconsolidated joint ventures and recurring and nonrecurring capital expenditures. We selectively invest in new projects that enable us to take advantage of our development, leasing, financing and property management skills and invest in building acquisitions that meet our investment criteria. Cash used in investing activities for the year ended December 31, 2010 consisted primarily of funding our development projects, the acquisition of the John Hancock Building, our investment in the unconsolidated joint venture that owns 125 West 55th Street to repay the joint venture's outstanding mezzanine loans and the proceeds from a mortgage loan being placed in escrow, and is detailed below:

	(in thousands)
Acquisitions/additions to real estate	$ (850,519)
Proceeds from redemptions of investments in securities	2,149
Capital contributions to unconsolidated joint ventures	(62,806)
Capital distributions from unconsolidated joint ventures	49,902
Proceeds from mortgage loan placed in escrow	(267,500)
Deposits on real estate	(10,000)
Acquisition of note receivable	(22,500)
Net cash (used in) investing activities	$(1,161,274)

Cash used in financing activities for the year ended December 31, 2010 totaled approximately $184.6 million. This consisted primarily of the redemption of a portion of our Operating Partnership's 6.25% senior notes due 2013, payments of dividends and distributions to our shareholders and the unitholders of our Operating Partnership, the repurchase of a portion of our Operating Partnership's 2.875% exchangeable senior notes due 2037 and the repayment of mortgage notes payable, partially offset by the net proceeds from the offerings in April and November 2010 of our Operating Partnership's 5.625% and 4.125% senior notes due 2020 and 2021, respectively, and the proceeds from mortgage notes payable. Future debt payments are discussed below under the heading "*Capitalization-Debt Financing*."

Capitalization

At December 31, 2010, our total consolidated debt was approximately $7.8 billion. The GAAP weighted-average annual interest rate on our consolidated indebtedness was 5.56% per annum and the weighted-average maturity was approximately 5.4 years.

Consolidated debt to total consolidated market capitalization ratio, defined as total consolidated debt as a percentage of the market value of our outstanding equity securities plus our total consolidated debt, is a measure of leverage commonly used by analysts in the REIT sector. Our total consolidated market capitalization was approximately $21.8 billion at December 31, 2010. Total consolidated market capitalization was calculated using the December 31, 2010 closing stock price of $86.10 per common share and the following: (1) 140,199,105 shares of our common stock, (2) 19,387,781 outstanding common units of limited partnership interest in Boston Properties Limited Partnership (excluding common units held by Boston Properties, Inc.), (3) an aggregate of 1,460,688 common units issuable upon conversion of all outstanding Series Two Preferred Units of partnership interest in Boston Properties Limited Partnership, (4) an aggregate of 1,507,164 common units issuable upon conversion of all outstanding LTIP Units, assuming all conditions have been met for the conversion of the LTIP Units, and (5) our consolidated debt totaling approximately $7.8 billion. The calculation of total consolidated market capitalization does not include 1,080,938 2008 OPP Units because, unlike other LTIP Units, they are not earned until certain return thresholds are achieved. Our total consolidated debt, which excludes debt collateralized by our unconsolidated joint ventures, at December 31, 2010 represented approximately 35.75% of our total consolidated market capitalization. This percentage will fluctuate with changes in the market price of our common stock and does not necessarily reflect our capacity to incur additional debt to finance our activities or our ability to manage our existing debt obligations. However, for a company like ours, whose assets are primarily income-producing real estate, the consolidated debt to total consolidated market capitalization ratio may provide investors with an alternate indication of leverage, so long as it is evaluated along with other financial ratios and the various components of our outstanding indebtedness.

For a discussion of our unconsolidated joint venture indebtedness, see "Off Balance Sheet Arrangements—Joint Venture Indebtedness."

Debt Financing

As of December 31, 2010, we had approximately $7.8 billion of outstanding consolidated indebtedness, representing approximately 35.75% of our total consolidated market capitalization as calculated above consisting of approximately (1) $3.017 billion (net of discount) in publicly traded unsecured senior notes (excluding exchangeable senior notes) having a weighted-average interest rate of 5.38% per annum and maturities in 2013, 2015, 2019, 2020 and 2021; (2) $428.1 million (net of adjustment for the equity component allocation) of exchangeable senior notes having a GAAP interest rate of 5.958% per annum (an effective rate of 3.787% per annum, excluding the effect of the adjustment for the equity component allocation), an initial optional redemption date in 2013 and maturity in 2036; (3) $607.5 million (net of discount and adjustment for the equity component allocation) of exchangeable senior notes having a GAAP interest rate of 5.630% per annum (an effective rate of 3.462% per annum, excluding the effect of the adjustment for the equity component allocation), an initial optional redemption date in 2012 and maturing in 2037; (4) $686.1 million (net of discount and the adjustment for the equity component allocation) of exchangeable senior notes having a GAAP interest rate of 6.555% per annum (an effective rate of 4.037%, excluding the effect of the adjustment for the equity component allocation) and maturing in 2014; (5) $267.5 million of debt fully secured by cash deposits having a GAAP interest rate of LIBOR plus 0.30% per annum and maturing February 24, 2012 and (6) $2.8 billion of property-specific mortgage debt having a GAAP weighted-average interest rate of 5.90% per annum and weighted-average term of 4.9 years. The table below summarizes our mortgage notes payable, our unsecured senior notes and our Unsecured Line of Credit at December 31, 2010 and December 31, 2009:

	December 31,	
	2010	2009
	(dollars in thousands)	
DEBT SUMMARY:		
Balance		
Fixed rate mortgage notes payable	$2,730,086	$2,249,880
Variable rate mortgage notes payable	317,500	393,421
Unsecured senior notes, net of discount	3,016,598	2,172,389
Unsecured exchangeable senior notes, net of discount and adjustment for the equity component allocation	1,721,817	1,904,081
Unsecured Line of Credit	—	—
Total	$7,786,001	$6,719,771
Percent of total debt:		
Fixed rate	95.92%	94.15%
Variable rate	4.08%	5.85%
Total	100.00%	100.00%
GAAP weighted average interest rate at end of period:		
Fixed rate	5.75%	6.12%
Variable rate	0.99%	1.98%
Total	5.56%	5.87%
Coupon/Stated weighted-average interest rate at end of period:		
Fixed rate	5.25%	5.43%
Variable rate	0.86%	1.75%
Total	5.07%	5.21%

The variable rate debt shown above bears interest based on various spreads over the London Interbank Offered Rate ("LIBOR") or Eurodollar rates. As of December 31, 2010, the weighted average interest rate on our variable rate debt was LIBOR/Eurodollar plus 0.60% per annum.

Unsecured Line of Credit

The lenders' total commitment under our Operating Partnership's Unsecured Line of Credit is $1.0 billion. The Unsecured Line of Credit bears interest at a variable interest rate equal to Eurodollar plus 0.475% per annum. Effective as of August 3, 2010, the maturity date was extended to August 3, 2011. All other terms of the Unsecured Line of Credit remain unchanged. There can be no assurance that we will be able to renew or replace the Unsecured Line of Credit upon maturity on favorable terms (including the lenders' total commitment) or at all. The Unsecured Line of Credit is a recourse obligation of our Operating Partnership. Under the Unsecured Line of Credit, a facility fee equal to 0.125% per annum is payable in quarterly installments. The interest rate and facility fee are subject to adjustment in the event of a change in our Operating Partnership's unsecured debt ratings. The Unsecured Line of Credit involves a syndicate of lenders. The Unsecured Line of Credit contains a competitive bid option that allows banks that are part of the lender consortium to bid to make loan advances to our Operating Partnership at a negotiated LIBOR-based rate.

Our ability to borrow under our Unsecured Line of Credit is subject to our compliance with a number of customary financial and other covenants on an ongoing basis, including:

- a leverage ratio not to exceed 60%, however the leverage ratio may increase to no greater than 65% provided that it is reduced back to 60% within 180 days;
- a secured debt leverage ratio not to exceed 55%;
- a fixed charge coverage ratio of at least 1.40;
- an unsecured leverage ratio not to exceed 60%, however the leverage ratio may increase to no greater than 65% provided that it is reduced back to 60% within 180 days;
- a minimum net worth requirement;
- an unsecured debt interest coverage ratio of at least 1.75; and
- limitations on permitted investments.

We believe we are in compliance with the financial and other covenants listed above.

As of December 31, 2010, we had no borrowings and letters of credit totaling $24.6 million outstanding under the Unsecured Line of Credit, with the ability to borrow $975.4 million. As of February 18, 2011, we had no borrowings outstanding under the Unsecured Line of Credit.

Unsecured Senior Notes

The following summarizes the unsecured senior notes outstanding as of December 31, 2010 (dollars in thousands):

	Coupon/ Stated Rate	Effective Rate(1)	Principal Amount	Maturity Date(2)
10 Year Unsecured Senior Notes	6.250%	6.381%	$ 182,432	January 15, 2013
10 Year Unsecured Senior Notes	6.250%	6.291%	42,568	January 15, 2013
12 Year Unsecured Senior Notes	5.625%	5.693%	300,000	April 15, 2015
12 Year Unsecured Senior Notes	5.000%	5.194%	250,000	June 1, 2015
10 Year Unsecured Senior Notes	5.875%	5.967%	700,000	October 15, 2019
10 Year Unsecured Senior Notes	5.625%	5.708%	700,000	November 15, 2020
10 Year Unsecured Senior Notes	4.125%	4.289%	850,000	May 15, 2021
Total principal			3,025,000	
Net discount			(8,402)	
Total			$3,016,598	

(1) Yield on issuance date including the effects of discounts on the notes.
(2) No principal amounts are due prior to maturity.

On April 19, 2010, our Operating Partnership completed a public offering of $700.0 million in aggregate principal amount of its 5.625% senior notes due 2020. The notes were priced at 99.891% of the principal amount to yield 5.708% to maturity. The aggregate net proceeds to our Operating Partnership, after deducting underwriter discounts and offering expenses, were approximately $693.5 million. The notes mature on November 15, 2020, unless earlier redeemed. On April 7, 2010, in connection with the offering, we entered into two treasury lock agreements to fix the 10-year U.S Treasury rate (which was used as a reference security in pricing) at 3.873% per annum on notional amounts aggregating $350.0 million. We subsequently cash-settled the treasury lock agreements and received approximately $0.4 million, which amount will be recognized as a reduction to our interest expense over the term of the notes.

On November 18, 2010, our Operating Partnership completed a public offering of $850.0 million in aggregate principal amount of its 4.125% senior notes due 2021. The notes were priced at 99.26% of the principal amount to yield 4.289% to maturity. The aggregate net proceeds to our Operating Partnership, after deducting underwriter discounts and offering expenses, were approximately $836.9 million. The notes mature on May 15, 2021, unless earlier redeemed.

On December 12, 2010, our Operating Partnership completed the redemption of $700.0 million in aggregate principal amount of its 6.25% senior notes due 2013. The redemption price was determined in accordance with the applicable indenture and was approximately $793.1 million. The redemption price included approximately $17.9 million of accrued and unpaid interest to, but not including, the redemption date. Excluding such accrued and unpaid interest, the redemption price was approximately 110.75% of the principal amount being redeemed. In addition, on November 29, 2010, we entered into two treasury lock agreements to fix the yield on the U.S. Treasury issue used in determining the redemption price on notional amounts aggregating $700.0 million. On December 9, 2010, we cash-settled the treasury lock agreements and paid approximately $2.1 million. As a result of the payment of the redemption premium, the settlement of the treasury locks and the write-off of deferred financing costs, we recognized an aggregate loss on early extinguishment of debt of approximately $79.3 million. Following the partial redemption, there is an aggregate of $225.0 million of these notes outstanding.

Our unsecured senior notes are redeemable at our option, in whole or in part, at a redemption price equal to the greater of (i) 100% of their principal amount or (ii) the sum of the present value of the remaining scheduled payments of principal and interest discounted at a rate equal to the yield on U.S. Treasury securities with a comparable maturity plus 35 basis points (or 25 basis points in the case of the $250 million of notes that mature on June 1, 2015, 40 basis points in the case of the $700 million of notes that mature on October 15, 2019, and 30 basis points in the case of the $700 million and $850 million of notes that mature on November 15, 2020 and May 15, 2021, respectively), in each case plus accrued and unpaid interest to the redemption date. The indentures under which our unsecured senior notes were issued contain restrictions on incurring debt and using our assets as security in other financing transactions and other customary financial and other covenants, including (1) a leverage ratio not to exceed 60%, (2) a secured debt leverage ratio not to exceed 50%, (3) an interest coverage ratio of 1.50, and (4) unencumbered asset value to be no less than 150% of our unsecured debt. As of December 31, 2010, we believe we were in compliance with each of these financial restrictions and requirements.

Unsecured Exchangeable Senior Notes

The following summarizes the unsecured exchangeable senior notes outstanding as of December 31, 2010 (dollars in thousands):

	Coupon/ Stated Rate	Effective Rate(1)	Exchange Rate	Principal Amount	First Optional Redemption Date by BPLP	Maturity Date
3.625% Exchangeable Senior Notes	3.625%	4.037%	8.5051(2)	$ 747,500	N/A	February 15, 2014
2.875% Exchangeable Senior Notes	2.875%	3.462%	7.0430(3)	626,194	February 20, 2012(4)	February 15, 2037
3.750% Exchangeable Senior Notes	3.750%	3.787%	10.0066(5)	450,000	May 18, 2013(6)	May 15, 2036
Total principal				1,823,694		
Net discount				(8,249)		
Adjustment for the equity component allocation, net of accumulated amortization				(93,628)		
Total				$1,721,817		

(1) Yield on issuance date including the effects of discounts on the notes but excluding the effects of the adjustment for the equity component allocation.

(2) The initial exchange rate is 8.5051 shares per $1,000 principal amount of the notes (or an initial exchange price of approximately $117.58 per share of our common stock). In addition, we entered into capped call transactions with affiliates of certain of the initial purchasers, which are intended to reduce the potential dilution upon future exchange of the notes. The capped call transactions are expected to have the effect of increasing the effective exchange price to us of the notes from $117.58 to approximately $137.17 per share, representing an overall effective premium of approximately 40% over the closing price on August 13, 2008 of $97.98 per share of our common stock. The net cost of the capped call transactions was approximately $44.4 million. As of December 31, 2010, the effective exchange price was $135.85 per share.

(3) In connection with the special dividend of $5.98 per share of common stock declared on December 17, 2007, the exchange rate was adjusted from 6.6090 to 7.0430 shares per $1,000 principal amount of notes effective as of December 31, 2007, resulting in an exchange price of approximately $141.98 per share of our common stock.

(4) Holders may require our Operating Partnership to repurchase the notes for cash on February 15, 2012, 2017, 2022, 2027 and 2032 and at any time prior to their maturity upon a fundamental change, in each case at a price equal to 100% of the principal amount of the notes being repurchased plus any accrued and unpaid interest up to, but excluding, the repurchase date.

(5) In connection with the special dividend of $5.98 per share of common stock declared on December 17, 2007, the exchange rate was adjusted from 9.3900 to 10.0066 shares per $1,000 principal amount of notes effective as of December 31, 2007, resulting in an exchange price of approximately $99.93 per share of our common stock.

(6) Holders may require our Operating Partnership to repurchase the notes for cash on May 18, 2013 and May 15, 2016, 2021, 2026 and 2031 and at any time prior to their maturity upon a fundamental change, in each case at a price equal to 100% of the principal amount of the notes being repurchased plus any accrued and unpaid interest up to, but excluding, the repurchase date.

During the year ended December 31, 2010, our Operating Partnership repurchased approximately $236.3 million aggregate principal amount of its 2.875% exchangeable senior notes due 2037, which the holders may require our Operating Partnership to repurchase in February 2012, for approximately $236.6 million. The repurchased notes had an aggregate allocated liability and equity value of approximately $225.7 million and $0.4 million, respectively, at the time of repurchase resulting in the recognition of a loss on early extinguishment of debt of approximately $10.5 million during the year ended December 31, 2010. There remains an aggregate of approximately $626.2 million of these notes outstanding.

Mortgage Debt

The following represents the outstanding principal balances due under the mortgage notes payable at December 31, 2010:

Properties	Stated Interest Rate	GAAP Interest Rate(1)	Stated Principal Amount	Historical Fair Value Adjustment	Carrying Amount	Maturity Date
			(Dollars in thousands)			
599 Lexington Avenue	5.57%	5.41%	$ 750,000	$ —	$ 750,000(2)(3)	March 1, 2017
John Hancock Tower	5.68%	5.05%	640,500	22,826	663,326(1)(3)	January 6, 2017
601 Lexington Avenue	7.19%	7.24%	456,633	265	456,898(1)	May 11, 2011
Embarcadero Center Four	6.10%	7.02%	374,634	—	374,634(4)	December 1, 2016
510 Madison Avenue	0.56%	0.64%	267,500	—	267,500(3)(5)	February 24, 2012
505 9th Street	5.73%	5.87%	127,901	—	127,901(6)	November 1, 2017
One Freedom Square	7.75%	5.34%	67,031	1,721	68,752(1)(7)	June 30, 2012
New Dominion Tech Park, Bldg. Two	5.55%	5.58%	63,000	—	63,000(3)	October 1, 2014
140 Kendrick Street	7.51%	5.25%	50,093	2,027	52,120(1)	July 1, 2013
Reservoir Place	2.46%	2.83%	50,000	—	50,000(8)	July 30, 2014
New Dominion Tech. Park, Bldg. One	7.69%	7.84%	49,252	—	49,252	January 15, 2021
Kingstowne Two and Retail	5.99%	5.61%	37,959	679	38,638(1)	January 1, 2016
Montvale Center	5.93%	6.07%	25,000	—	25,000(3)(9)	June 6, 2012
Sumner Square	7.35%	7.54%	24,692	—	24,692	September 1, 2013
Kingstowne One	5.96%	5.68%	18,336	178	18,514(1)	May 5, 2013
University Place	6.94%	6.99%	17,359	—	17,359	August 1, 2021
Atlantic Wharf	N/A	N/A	—	—	— (10)	April 21, 2012
Total			$3,019,890	$27,696	$3,047,586	

(1) GAAP interest rate differs from the stated interest rate due to the inclusion of the amortization of financing charges, effects of hedging transactions and adjustments required to reflect loans at their fair values upon acquisition. All adjustments to reflect loans at their fair value upon acquisition are noted above.

(2) On December 19, 2006, we terminated the forward-starting interest rate swap contracts related to this financing and received approximately $10.9 million, which amount will reduce our interest expense for this mortgage over the term of the financing, resulting in an effective interest rate of 5.41% per annum for the financing. The stated interest rate is 5.57% per annum. The mortgage loan requires interest only payments with a balloon payment due at maturity.

(3) The mortgage loan requires interest only payments with a balloon payment due at maturity.

(4) On November 13, 2008, we closed on an eight-year, $375.0 million mortgage loan collateralized by this property. The mortgage loan bears interest at a fixed rate of 6.10% per annum. Under our interest rate hedging program, we will reclassify into earnings over the eight-year term of the loan as an increase in interest expense approximately $26.4 million (approximately $3.3 million per year) of the amounts recorded on our Consolidated Balance Sheets within Accumulated Other Comprehensive Loss resulting in an effective interest rate of 7.02% per annum.

(5) The mortgage financing bears interest at a variable rate equal to LIBOR plus 0.30% per annum and is fully secured by cash deposits.

(6) This property is owned by a consolidated joint venture in which we have a 50% interest.

(7) We have agreed to guarantee approximately $7.9 million related to our obligation to provide funds for certain tenant re-leasing costs.

(8) The mortgage financing currently bears interest at a variable rate equal to Eurodollar plus 2.20% per annum.

(9) On several occasions in late 2010 and early 2011, we notified the master servicer of the non-recourse mortgage loan collateralized by our Montvale Center property located in Gaithersburg, Maryland, that the cash flows generated from the property were insufficient to fund debt service payments and capital improvements necessary to lease and operate the property and that we were not prepared to fund any cash shortfalls. Accordingly, we requested that the loan be placed with the special servicer. We have ceased making debt service payments and are currently in default. We are in discussions with the master servicer, but there can be no assurance as to the timing and ultimate resolution of these discussions.

(10) We have not drawn any amounts under this construction loan facility. The construction financing bears interest at a variable rate equal to LIBOR plus 3.00% per annum and matures on April 21, 2012 with two, one-year extension options, subject to certain conditions. On October 1, 2010, we modified the construction loan facility by releasing from collateral the residential component and ground floor retail included in the "Russia Building" and reducing the loan commitment from $215.0 million to $192.5 million.

Contractual aggregate principal payments of mortgage notes payable at December 31, 2010 are as follows:

Year	Principal Payments (in thousands)
2011	$ 471,818
2012	372,929
2013	101,289
2014	125,264
2015	14,312
Thereafter	1,934,278

Market Risk

Market risk is the risk of loss from adverse changes in market prices and interest rates. Our future earnings, cash flows and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Our primary market risk results from our indebtedness, which bears interest at fixed and variable rates. The fair value of our debt obligations are affected by changes in the market interest rates. We manage our market risk by matching long-term leases with long-term, fixed-rate, non-recourse debt of similar duration. We continue to follow a conservative strategy of generally pre-leasing development projects on a long-term basis to creditworthy tenants in order to achieve the most favorable construction and permanent financing terms. Approximately 96% of our outstanding debt has fixed interest rates, which minimizes the interest rate risk through the maturity of such outstanding debt. We also manage our market risk by entering into hedging arrangements with financial institutions. Our primary objectives when undertaking hedging transactions and derivative positions is to reduce our floating rate exposure and to fix a portion of the interest rate for anticipated financing and refinancing transactions. This in turn, reduces the risks that the variability of cash flows imposes on variable rate debt. Our strategy mitigates us against future increases in interest rates.

At December 31, 2010, our outstanding variable rate debt based on LIBOR totaled approximately $317.5 million. At December 31, 2010, the interest rate on our variable rate debt was approximately 0.99% per annum. If market interest rates on our variable rate debt had been 100 basis points greater, total interest expense would have increased approximately $3.2 million for the year ended December 31, 2010.

At December 31, 2010 our weighted-average coupon/stated rate on all of our fixed and variable rate debt was 5.25% and 0.86%, respectively. The weighted-average coupon/stated rate for our senior notes and unsecured exchangeable debt was 5.30% and 3.67%, respectively.

Funds from Operations

Pursuant to the revised definition of Funds from Operations adopted by the Board of Governors of NAREIT, we calculate Funds from Operations, or "FFO," by adjusting net income (loss) attributable to Boston Properties, Inc. (computed in accordance with GAAP, including non-recurring items) for gains (or losses) from sales of properties, real estate related depreciation and amortization, and after adjustment for unconsolidated partnerships, joint ventures and preferred distributions. FFO is a non-GAAP financial measure. The use of FFO, combined with the required primary GAAP presentations, has been fundamentally beneficial in improving the understanding of operating results of REITs among the investing public and making comparisons of REIT operating results more meaningful. Management generally considers FFO to be a useful measure for reviewing our comparative operating and financial performance because, by excluding gains and losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO can help one compare the operating performance of a company's real estate between periods or as compared to different companies. Our computation of FFO may not be comparable to FFO reported by other REITs or real estate companies that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently. Amount represents our share, which was 87.25%, 86.57%, 85.49%, 85.32% and 84.40% for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, respectively, after allocation to the noncontrolling interests in the Operating Partnership.

In addition to presenting FFO in accordance with the NAREIT definition, we also disclose FFO, as adjusted, which excludes the effects of the losses from early extinguishments of debt associated with the sales of real estate. Losses from early extinguishments of debt result when the sale of real estate encumbered by debt requires us to pay the extinguishment costs prior to the debt's stated maturity and to write-off unamortized loan costs at the date of the extinguishment. Such costs are excluded from the gains on sales of real estate reported in accordance with GAAP. However, we view the losses from early extinguishments of debt associated with the sales of real estate as an incremental cost of the sale transactions because we extinguished the debt in connection with the consummation of the sale transactions and we had no intent to extinguish the debt absent such transactions. We believe that adjusting FFO to exclude these losses more appropriately reflects the results of our operations exclusive of the impact of our sale transactions.

Although our FFO, as adjusted, clearly differs from NAREIT's definition of FFO, and may not be comparable to that of other REITs and real estate companies, we believe it provides a meaningful supplemental measure of our operating performance because we believe that by excluding the effects of the losses from early extinguishments of debt associated with the sales of real estate, management and investors are presented with an indicator of our operating performance that more closely achieves the objectives of the real estate industry in presenting FFO.

Neither FFO, nor FFO, as adjusted, should be considered as an alternative to net income attributable to Boston Properties, Inc. (determined in accordance with GAAP) as an indication of our performance. Neither FFO nor FFO, as adjusted, represent cash generated from operating activities determined in accordance with GAAP and neither of these measures is a measure of liquidity or an indicator of our ability to make cash distributions. We believe that to further understand our performance, FFO and FFO, as adjusted, should be compared with our reported net income attributable to Boston Properties, Inc. and considered in addition to cash flows in accordance with GAAP, as presented in our Consolidated Financial Statements.

The following table presents a reconciliation of net income attributable to Boston Properties, Inc. to FFO and FFO, as adjusted, for the years ended December 31, 2010, 2009, 2008, 2007 and 2006:

	Year ended December 31,				
	2010	2009	2008	2007	2006
	(in thousands)				
Net income attributable to Boston Properties, Inc.	$159,072	$231,014	$105,270	$1,310,106	$870,291
Add:					
Noncontrolling interest in gains on sales of real estate—common units of the Operating Partnership	349	1,579	4,838	140,547	113,432
Noncontrolling interest in discontinued operations—common units of the Operating Partnership	—	—	—	40,237	2,977
Noncontrolling interest—common units of the Operating Partnership	24,099	35,534	14,392	51,978	46,568
Noncontrolling interest—redeemable preferred units of the Operating Partnership	3,343	3,594	4,226	10,429	22,814
Noncontrolling interests in property partnerships	3,464	2,778	1,997	84	(2,013)
Less:					
Gains on sales of real estate from discontinued operations	—	—	—	259,519	—
Income from discontinued operations	—	—	—	7,274	19,081
Gains on sales of real estate	2,734	11,760	33,340	929,785	719,826
Income from continuing operations	187,593	262,739	97,383	356,803	315,162
Add:					
Real estate depreciation and amortization(1)	450,546	446,718	382,600	295,635	283,350
Income from discontinued operations	—	—	—	7,274	19,081
Less:					
Gains on sales of real estate included within income (loss) from unconsolidated joint ventures(2)	572	—	—	15,453	17,917
Noncontrolling interests in property partnerships' share of Funds from Operations	6,862	5,513	3,949	437	479
Noncontrolling interest—redeemable preferred units of the Operating Partnership(3)	3,343	3,594	3,738	4,266	9,418
Funds from Operations attributable to the Operating Partnership	627,362	700,350	472,296	639,556	589,779
Less:					
Noncontrolling interest—common units of the Operating Partnership's share of Funds from Operations	80,006	94,078	68,508	93,906	91,997
Funds from Operations attributable to Boston Properties, Inc.	$547,356	$606,272	$403,788	$ 545,650	$497,782
Add:					
Losses from early extinguishments of debt associated with the sales of real estate	—	—	—	2,675	31,444
Less:					
Noncontrolling interest—common units of the Operating Partnership's share of losses from early extinguishments of debt associated with the sales of real estate	—	—	—	392	4,905
Funds from Operations attributable to Boston Properties, Inc. after supplemental adjustment to exclude losses from early extinguishments of debt associated with the sales of real estate	$547,356	$606,272	$403,788	$ 547,933	$524,321
Our percentage share of Funds from Operations—basic	87.25%	86.57%	85.49%	85.32%	84.40%
Weighted average shares outstanding—basic	139,440	131,050	119,980	118,839	114,721

(1) Real estate depreciation and amortization consists of depreciation and amortization from the Consolidated Statements of Operations of $338,371, $321,681, $304,147, $286,030 and $270,562, our share of unconsolidated joint venture real estate depreciation and amortization of $113,945, $126,943, $80,303, $8,247 and $9,087, and depreciation and amortization from discontinued operations of $0, $0, $0, $2,948 and $6,197, less corporate related depreciation and amortization of $1,770, $1,906, $1,850, $1,590 and $1,584 and adjustment of asset retirement obligations of $0, $0, $0, $0 and $912 for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, respectively.

(2) Consists of approximately $0.6 million related to our share of the gain on sale associated with the sale of our 5.0% equity interest in the unconsolidated joint venture entity that owns the retail portion of the Wisconsin Place mixed-use property for the year ended December 31, 2010. Consists of approximately $15.5 million related to our share of the gain on sale and related loss from early extinguishment of debt associated with the sale of Worldgate Plaza for the year ended December 31, 2007. Consists of approximately $17.9 million related to our share of the gain on sale and related loss from early extinguishment of debt associated with the sale of 265 Franklin Street for the year ended December 31, 2006.

(3) Excludes approximately $5.6 million and $12.2 million for the years ended December 31, 2007 and 2006, respectively, of income allocated to the holders of Series Two Preferred Units to account for their right to participate on an as-converted basis in the special dividends that followed previously completed sales of real estate.

Reconciliation to Diluted Funds from Operations:

	For the years ended December 31,									
	2010		2009		2008		2007		2006	
	Income (Numerator)	Shares/Units (Denominator)	Income (Numerator)	Shares/Units (Denominator)	Income (Numerator)	Shares/Units (Denominator)	Income (Numerator)	Shares/Units (Denominator)	Income (Numerator)	Shares/Units (Denominator)
Basic Funds from Operations after supplemental adjustment to exclude losses from early extinguishments of debt associated with the sales of real estate	$627,362	159,821	$700,350	151,386	$472,296	140,336	$642,231	139,290	$621,223	135,923
Effect of Dilutive Securities:										
Convertible Preferred Units(1)	3,343	1,461	3,594	1,461	3,738	1,461	4,266	1,674	9,418	3,629
Stock Options and other	—	618	—	462	—	1,319	—	1,941	—	2,356
Diluted Funds from Operations after supplemental adjustment to exclude losses from early extinguishments of debt associated with the sales of real estate	$630,705	161,900	$703,944	153,309	$476,034	143,116	$646,497	142,905	$630,641	141,908
Less: Noncontrolling interest—common units of the Operating Partnership's share of diluted Funds from Operations	79,400	20,382	93,376	20,336	67,710	20,357	92,523	20,451	94,222	21,202
Diluted Funds from Operations attributable to Boston Properties, Inc. after supplemental adjustment to exclude losses from early extinguishments of debt associated with the sales of real estate(2)	$551,305	141,518	$610,568	132,973	$408,324	122,759	$553,974	122,454	$536,419	120,706

(1) Excludes approximately $5.6 million and $12.2 million for the years ended December 31, 2007 and 2006, respectively, of income allocated to the holders of Series Two Preferred Units to account for their right to participate on an as-converted basis in the special dividends that followed previously completed sales of real estate.

(2) Our share of diluted Funds from Operations was 87.41%, 86.74%, 85.78%, 85.69% and 85.06% for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, respectively.

Net Operating Income

Net operating income, or "NOI," is a non-GAAP financial measure equal to net income attributable to Boston Properties, Inc., the most directly comparable GAAP financial measure, plus net income attributable to noncontrolling interests, losses from early extinguishments of debt, losses (gains) from investments in securities, net derivative losses, loss (gain) from suspension of development, depreciation and amortization, interest expense, acquisitions costs and general and administrative expense, less gains on sales of real estate from discontinued operations, income from discontinued operations, gains on sales of real estate, income (loss) from unconsolidated joint ventures, interest and other income and development and management services revenue. We use NOI internally as a performance measure and believe NOI provides useful information to investors regarding our financial condition and results of operations because it reflects only those income and expense items that are incurred at the property level. Therefore, we believe NOI is a useful measure for evaluating the operating performance of our real estate assets.

Our management also uses NOI to evaluate regional property level performance and to make decisions about resource allocations. Further, we believe NOI is useful to investors as a performance measure because, when compared across periods, NOI reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and development activity on an unleveraged basis, providing perspective not immediately apparent from net income attributable to Boston Properties, Inc. NOI excludes certain components from net income attributable to Boston Properties, Inc. in order to provide results that are more closely related to our properties' results of operations. For example, interest expense is not necessarily linked to the operating performance of a real estate asset and is often incurred at the corporate level as opposed to the property level. In addition, depreciation and amortization, because of historical cost accounting and useful life estimates, may distort operating performance at the property level. NOI presented by us may not be comparable to NOI reported by other REITs and real estate companies that define NOI differently. We believe that in order to facilitate a clear understanding of our operating results, NOI should be examined in conjunction with net income attributable to Boston Properties, Inc. as presented in our Consolidated Financial Statements. NOI should not be considered as an alternative to net income attributable to Boston Properties, Inc. as an indication of our performance or to cash flows as a measure of liquidity or ability to make distributions.

The following sets forth a reconciliation of NOI to net income attributable to Boston Properties, Inc. for the fiscal years 2006 through 2010.

	Years ended December 31,				
	2010	2009	2008	2007	2006
Net operating income	$982,726	$957,547	$ 923,384	$ 888,425	$898,459
Add:					
Development and management services	41,231	34,878	30,518	20,553	19,820
Interest and other	7,332	4,059	18,958	89,706	36,677
Income (loss) from unconsolidated joint ventures	36,774	12,058	(182,018)	20,428	24,507
Gains on sales of real estate	2,734	11,760	33,340	929,785	719,826
Income from discontinued operations	—	—	—	7,274	19,081
Gains on sales of real estate from discontinued operations	—	—	—	259,519	—
Less:					
General and administrative	79,658	75,447	72,365	69,882	59,375
Acquisition costs	2,614	—	—	—	—
Interest expense	378,079	322,833	295,322	302,980	302,221
Depreciation and amortization	338,371	321,681	304,147	286,030	270,562
Loss (gain) from suspension of development	(7,200)	27,766	—	—	—
Net derivative losses	—	—	17,021	—	—
Losses (gains) from investments in securities	(935)	(2,434)	4,604	—	—
Losses from early extinguishments of debt	89,883	510	—	3,417	32,143
Noncontrolling interests in property partnerships	3,464	2,778	1,997	84	(2,013)
Noncontrolling interests—common units of the Operating Partnership	24,099	35,534	14,392	51,978	46,568
Noncontrolling interest in gains on sales of real estate and other assets—common units of the Operating Partnership	349	1,579	4,838	140,547	113,432
Noncontrolling interest in discontinued operations—common units of the Operating Partnership	—	—	—	40,237	2,977
Noncontrolling interest—redeemable preferred units of the Operating Partnership	3,343	3,594	4,226	10,429	22,814
Net income attributable to Boston Properties, Inc.	$159,072	$231,014	$ 105,270	$1,310,106	$870,291

Contractual Obligations

As of December 31, 2010, we were subject to contractual payment obligations as described in the table below.

	Payments Due by Period						
	Total	2011	2012	2013	2014	2015	Thereafter
	(Dollars in thousands)						
Contractual Obligations:							
Long-term debt							
Mortgage debt(1)	$ 3,783,251	$ 619,654	$ 501,388	$ 223,032	$ 241,328	$125,847	$2,072,002
Unsecured senior notes(1)	4,324,084	158,708	159,000	376,969	144,938	680,250	2,804,219
Exchangeable senior notes(1)(2)	1,974,393	61,975	674,667	483,477	754,274	—	—
Unsecured line of credit(1)	—	—	—	—	—	—	—
Ground leases	1,006,229	12,496	12,704	12,916	13,257	13,603	941,253
Tenant obligations(3)	145,557	111,366	32,617	373	1,201	—	—
Construction contracts on development projects	376,143	262,638	90,749	22,756	—	—	—
Other Obligations	1,489	516	116	116	116	116	509
Total Contractual Obligations	$11,611,146	$1,227,353	$1,471,241	$1,119,639	$1,155,114	$819,816	$5,817,983

(1) Amounts include principal and interest payments. The interest rate as of December 31, 2010 was used to calculate the interest that will be paid on our variable rate debt.

(2) Amounts are included in the year in which the first optional redemption date occurs (or, in the case of the exchangeable notes due 2014, the year of maturity).

(3) Committed tenant-related obligations based on executed leases as of December 31, 2010 (tenant improvements and lease commissions).

We have various standing or renewable service contracts with vendors related to our property management. In addition, we have certain other utility contracts we enter into in the ordinary course of business that may extend beyond one year and that vary based on usage. These contracts are not included as part of our contractual obligations because they include terms that provide for cancellation with insignificant or no cancellation penalties. Contract terms are generally one year or less.

Off-Balance Sheet Arrangements—Joint Venture Indebtedness

We have investments in twelve unconsolidated joint ventures (including our investment in the Value-Added Fund) with our effective ownership interests ranging from 25% to 60%. Ten of these ventures have mortgage indebtedness. We exercise significant influence over, but do not control, these entities and therefore they are presently accounted for using the equity method of accounting. See also Note 5 to the Consolidated Financial Statements. At December 31, 2010, the aggregate debt, including both our and our partners' share, incurred by these ventures was approximately $3.2 billion. The table below summarizes the outstanding debt of these joint venture properties at December 31, 2010. In addition to other guarantees specifically noted in the table, we have agreed to customary environmental indemnifications and nonrecourse carve-outs (e.g., guarantees against fraud, misrepresentation and bankruptcy) on certain of the loans.

Properties	Venture Ownership %	Stated Interest Rate	GAAP Interest Rate(1)	Stated Principal Amount	Historical Fair Value Adjustment	Carrying Amount	Maturity Date
				(Dollars in thousands)			
General Motors Building:							
Secured 1st Mortgage	60%	5.95%	6.50%	$1,300,000	$(44,072)	$1,255,928(1)(2)(3)	October 7, 2017
Mezzanine Loan	60%	6.02%	8.00%	306,000	(35,702)	270,298(1)(2)(4)	October 7, 2017
Partner Loans	60%	11.00%	11.00%	450,000	—	450,000(5)	June 9, 2017
125 West 55th Street	60%	6.09%	6.15%	205,351	—	205,351(6)	March 10, 2020
Two Grand Central Tower	60%	6.00%	6.07%	178,541	—	178,541	April 10, 2015
540 Madison Avenue	60%	5.20%	6.75%	119,000	(4,079)	114,921(1)(7)	July 11, 2013
Metropolitan Square	51%	5.75%	5.81%	175,000	—	175,000	May 5, 2020
Market Square North	50%	4.85%	4.90%	130,000	—	130,000	October 1, 2020
Annapolis Junction	50%	1.26%	1.36%	42,698	—	42,698(2)(8)	September 12, 2011
Mountain View Tech. Park	39.5%	5.52%	5.85%	24,462	—	24,462(2)(9)(10)	March 31, 2011
Mountain View Research Park	39.5%	5.11%	5.36%	111,955	—	111,955(2)(9)(11)	May 31, 2011
500 North Capitol	30%	5.75%	6.32%	22,000	—	22,000(2)(12)	March 31, 2013
901 New York Avenue	25%	5.19%	5.27%	162,566	—	162,566	January 1, 2015
300 Billerica Road	25%	5.69%	6.04%	7,500	—	7,500(2)(9)	January 1, 2016
Total				$3,235,073	$(83,853)	$3,151,220	

(1) GAAP interest rate differs from the stated interest rate due to the inclusion of the amortization of financing charges, effects of hedging transactions and adjustments required to reflect loans at their fair values upon acquisition. All adjustments to reflect loans at their fair value upon acquisition are noted above.

(2) The loan requires interest only payments with a balloon payment due at maturity.

(3) In connection with the assumption of the loan, we guaranteed the joint venture's obligation to fund various escrows, including tenant improvements, taxes and insurance in lieu of cash deposits. As of December 31, 2010, the maximum funding obligation under the guarantee was approximately $24.0 million. We earn a fee from the joint venture for providing the guarantee and have an agreement with our partners to reimburse the joint venture for their share of any payments made under the guarantee.

(4) Principal amount does not include the assumed mezzanine loan with an aggregate principal amount of $294.0 million and a stated rate of 6.02% per annum, as the venture acquired the lenders' interest in this loan for a purchase price of approximately $263.1 million in cash.

(5) In connection with the capitalization of the joint venture, loans in an aggregate amount of $450.0 million were funded by the venture's partners on a pro-rata basis. Our share of the partner loans totaling $270.0 million has been reflected in Related Party Note Receivable on our Consolidated Balance Sheets.

(6) In connection with the refinancing of this property's secured loan by the joint venture, we have guaranteed the joint venture's obligation to fund an escrow related to certain lease rollover costs in lieu of an initial cash deposit for the full amount. The maximum funding obligation under the guarantee was $21.3 million. At closing, the joint venture funded a $10.0 million cash deposit into an escrow account and the remaining $11.3 million will be further reduced with scheduled monthly deposits from operating cash flows. As of December 31, 2010, the maximum funding obligation under the guarantee was approximately $7.2 million. We earn a fee from the joint venture for providing the guarantee and have an agreement with the outside partners to reimburse the joint venture for their share of any payments made under the guarantee.

(7) In connection with the assumption of the loan, we guaranteed the joint venture's obligation to fund tenant improvements and leasing commissions.

(8) The construction financing bears interest at a variable rate equal to LIBOR plus 1.00% per annum and matures on September 12, 2011 and includes an additional one-year extension option, subject to certain conditions. In addition, we have guaranteed the repayment of approximately $9.1 million of principal (as well as interest on the loan), which amount is subject to reduction and eventual elimination upon attaining certain debt service coverage ratios.

(9) This property is owned by the Value-Added Fund.

(10) Mortgage financing totals $26.0 million (of which approximately $24.5 million has been disbursed as of December 31, 2010). The mortgage bears interest at a variable rate of LIBOR plus 1.50% and matures on March 31, 2011 with two, one-year extension options, subject to certain conditions. We do not currently expect to satisfy the conditions for extending the maturity date. The Value-Added Fund has entered into an interest rate swap contract to fix the one-month LIBOR index rate at 4.085% per annum on a notional amount of $24 million. The swap contract went into effect on June 12, 2008 and expires on March 31, 2011.

(11) Mortgage financing totals $120.0 million (of which $103.0 million was drawn at closing, $9.0 million was drawn to fund tenant and capital costs, with the remaining $8.0 million available to fund future tenant and capital costs). The mortgage bears interest at a variable rate of LIBOR plus 1.75% and matures on May 31, 2011 with two, one-year extension options, subject to certain conditions. We do not currently expect to satisfy the conditions for extending the maturity date. The Value-Added Fund has guaranteed the payment of interest on the loan. The Value-Added Fund has entered into three interest rate swap contracts to fix the one-month LIBOR index rate at 3.63% per annum on an aggregate notional amount of $103 million. The swap contracts went into effect on June 2, 2008 and expire on April 1, 2011.

(12) Mortgage loan bears interest at a variable rate equal to the greater of (1) the prime rate, as defined in the loan agreement, or (2) 5.75% per annum.

Environmental Matters

It is our policy to retain independent environmental consultants to conduct or update Phase I environmental assessments (which generally do not involve invasive techniques such as soil or ground water sampling) and asbestos surveys in connection with our acquisition of properties. These pre-purchase environmental assessments have not revealed environmental conditions that we believe will have a material adverse effect on our business, assets, financial condition, results of operations or liquidity, and we are not otherwise aware of environmental conditions with respect to our properties that we believe would have such a material adverse effect. However, from time to time environmental conditions at our properties have required and may in the future require environmental testing and/or regulatory filings, as well as remedial action.

In February 1999, we (through a joint venture) acquired from Exxon Corporation a property in Massachusetts that was formerly used as a petroleum bulk storage and distribution facility and was known by the state regulatory authority to contain soil and groundwater contamination. We developed an office park on the property. We engaged a specially licensed environmental consultant to oversee the management of contaminated soil and groundwater that was disturbed in the course of construction. Under the property acquisition agreement, Exxon agreed to (1) bear the liability arising from releases or discharges of oil and hazardous substances which occurred at the site prior to our ownership, (2) continue monitoring and/or remediating such releases and discharges as necessary and appropriate to comply with applicable requirements, and (3) indemnify us for certain losses arising from preexisting site conditions. Any indemnity claim may be subject to various defenses, and there can be no assurance that the amounts paid under the indemnity, if any, would be sufficient to cover the liabilities arising from any such releases and discharges.

Environmental investigations at some of our properties and certain properties owned by our affiliates have identified groundwater contamination migrating from off-site source properties. In each case we engaged a licensed environmental consultant to perform the necessary investigations and assessments, and to prepare any required submittals to the regulatory authorities. In each case the environmental consultant concluded that the properties qualify under the regulatory program or the regulatory practice for a status which eliminates certain deadlines for conducting response actions at a site. We also believe that these properties qualify for liability relief under certain statutory provisions or regulatory practices regarding upgradient releases. Although we believe that the current or former owners of the upgradient source properties may bear responsibility for some or all of the costs of addressing the identified groundwater contamination, we will take such further response actions (if any) that we deem necessary or advisable. Other than periodic testing at some of these properties, no such additional response actions are anticipated at this time.

Some of our properties and certain properties owned by our affiliates are located in urban, industrial and other previously developed areas where fill or current or historical uses of the areas have caused site contamination. Accordingly, it is sometimes necessary to institute special soil and/or groundwater handling procedures and/or include particular building design features in connection with development, construction and other property operations in order to achieve regulatory closure and/or ensure that contaminated materials are addressed in an appropriate manner. In these situations it is our practice to investigate the nature and extent of detected contamination and estimate the costs of required response actions and special handling procedures. We then use this information as part of our decision-making process with respect to the acquisition and/or development of the property. For example, we own a parcel in Massachusetts which was formerly used as a quarry/asphalt batching facility. Pre-purchase testing indicated that the site contained relatively low levels of certain contaminants. We have developed an office park on this Property. Prior to and during redevelopment activities, we engaged a specially licensed environmental consultant to monitor environmental conditions at the site and prepare necessary regulatory submittals based on the results of an environmental risk characterization. A submittal has been made to the regulatory authorities in order to achieve regulatory closure at this site. The submittal included an environmental deed restriction that mandates compliance with certain protective measures in a portion of the site where low levels of residual soil contamination have been left in place in accordance with applicable laws.

We expect that resolution of the environmental matters relating to the above will not have a material impact on our business, assets, financial condition, results of operations or liquidity. However, we cannot assure you that we have identified all environmental liabilities at our properties, that all necessary remediation actions have been or will be undertaken at our properties or that we will be indemnified, in full or at all, in the event that such environmental liabilities arise.

Reclassifications and Adoption of New Accounting Pronouncements

Certain prior year amounts have been reclassified to conform to the current year presentation. In addition, certain prior year amounts have been revised as a result of the adoption on January 1, 2009 of (1) ASC 470-20 (formerly known as FSP No. APB 14-1) (See Note 8 of the Consolidated Financial Statements), (2) the guidance included in ASC 810 "Consolidation" (formerly known as SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS No. 160")) and ASC 480-10-S99 "Distinguishing Liabilities from Equity" (formerly known as EITF Topic No. D-98 "Classification and Measurement of Redeemable Securities" (Amended)) (See Note 11 of the Consolidated Financial Statements) and (3) the guidance included in ASC 260-10 "Earnings Per Share" (formerly known as FSP EITF 03-06-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities") (See Note 15 of the Consolidated Financial Statements).

Inflation

Substantially all of our leases provide for separate real estate tax and operating expense escalations over a base amount. In addition, many of our leases provide for fixed base rent increases or indexed increases. We believe that inflationary increases in costs may be at least partially offset by the contractual rent increases and operating expense escalations.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

As of December 31, 2010, approximately $7.5 billion of our consolidated borrowings bore interest at fixed rates and approximately $317.5 million of our consolidated borrowings bore interest at variable rates, and therefore the fair value of these instruments is affected by changes in the market interest rates. As of December 31, 2010, the weighted-average interest rate on our variable rate debt was LIBOR/Eurodollar plus 0.60% (for an all in rate as of December 31, 2009 of 0.86%) per annum. The GAAP weighted average interest rate on the variable rate debt as of December 31, 2010 was 0.99% per annum. The table below does not include our unconsolidated joint venture debt. For a discussion concerning our unconsolidated joint venture debt, refer to Note 5 to the Consolidated Financial Statements and "Item 7.—Management's Discussion and Analysis of Financial Condition and Results of Operations—Off-Balance Sheet Arrangements—Joint Venture Indebtedness."

	2011	2012	2013	2014	2015	2016+	Total	Fair Value
				(dollars in thousands)				
				Secured debt				
Fixed Rate	$477,493	$110,127	$104,732	$ 80,398	$ 18,469	$1,938,867	$ 2,730,086	$2,802,906
Average Interest Rate	7.21%	5.69%	6.03%	5.79%	6.75%	5.66%	5.95%	
Variable Rate	—	267,845	827	48,828	—	—	317,500	318,287
				Unsecured debt				
Fixed Rate	$ —	$ —	$224,870	$ —	$549,132	$2,242,596	$ 3,016,598	$3,241,542
Average Interest Rate	—	—	6.36%	—	5.47%	5.26%	5.38%	
Variable Rate	—	—	—	—	—	—	—	—
				Unsecured exchangeable debt				
Fixed Rate(1)	$ —	$622,378	$450,000	$743,067	$ —	$ —	$ 1,815,445	$1,929,291
Adjustment for the equity component allocation	(38,946)	(29,192)	(23,052)	(2,438)	—	—	($ 93,628)	
Total Fixed Rate	(38,946)	593,186	426,948	740,629	—	—	1,721,817	
Average Interest Rate	—	5.63%	5.96%	6.56%	—	—	6.08%	
Variable Rate	—	—	—	—	—	—	—	—
Total Debt	**$438,547**	**$971,158**	**$757,377**	**$869,855**	**$567,601**	**$4,181,463**	**$ 7,786,001**	**$8,292,026**

(1) Amounts are included in the year in which the first optional redemption date occurs (or, in the case of the exchangeable notes due 2014, the year of maturity).

The fair value amounts were determined solely by considering the impact of hypothetical interest rates on our financial instruments. Due to the uncertainty of specific actions we may undertake to minimize possible effects of market interest rate increases, this analysis assumes no changes in our financial structure.

Additional disclosure about market risk is incorporated herein by reference from "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Market Risk."

Item 8. ***Financial Statements and Supplementary Data***

BOSTON PROPERTIES, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All other schedules for which a provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

Management's Report on Internal Control over Financial Reporting

Management of Boston Properties, Inc. ("the Company") is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive officer and principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

As of the end of the Company's 2010 fiscal year, management conducted assessments of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on these assessments, management has determined that the Company's internal control over financial reporting as of December 31, 2010 was effective.

Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our financial statements.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing on page 99, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2010.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Boston Properties, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Boston Properties, Inc. and its subsidiaries at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 25, 2011

BOSTON PROPERTIES, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except for share and par value amounts)

	December 31, 2010	December 31, 2009
ASSETS		
Real estate, at cost:	$12,764,935	$11,099,558
Less: accumulated depreciation	(2,323,818)	(2,033,677)
Total real estate	10,441,117	9,065,881
Cash and cash equivalents	478,948	1,448,933
Cash held in escrows	308,031	21,867
Investment in securities	8,732	9,946
Tenant and other receivables (net of allowance for doubtful accounts of $2,081 and $4,125, respectively)	129,818	93,240
Related party note receivable	270,000	270,000
Accrued rental income (net of allowance of $3,116 and $2,645, respectively)	442,683	363,121
Deferred charges, net	436,019	294,395
Prepaid expenses and other assets	65,663	17,684
Investments in unconsolidated joint ventures	767,252	763,636
Total assets	$13,348,263	$12,348,703
LIABILITIES AND EQUITY		
Liabilities:		
Mortgage notes payable, net	$ 3,047,586	$ 2,643,301
Unsecured senior notes (net of discount of $8,402 and $2,611, respectively)	3,016,598	2,172,389
Unsecured exchangeable senior notes (net of discount of $8,249 and $15,529, respectively)	1,721,817	1,904,081
Unsecured line of credit	—	—
Accounts payable and accrued expenses	186,059	220,089
Dividends and distributions payable	81,031	80,536
Accrued interest payable	62,327	76,058
Other liabilities	213,000	127,538
Total liabilities	8,328,418	7,223,992
Commitments and contingencies	—	—
Noncontrolling interest:		
Redeemable preferred units of the Operating Partnership	55,652	55,652
Equity:		
Stockholders' equity attributable to Boston Properties, Inc.		
Excess stock, $.01 par value, 150,000,000 shares authorized, none issued or outstanding	—	—
Preferred stock, $.01 par value, 50,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $.01 par value, 250,000,000 shares authorized, 140,278,005 and 138,958,910 issued and 140,199,105 and 138,880,010 outstanding in 2010 and 2009, respectively	1,402	1,389
Additional paid-in capital	4,417,162	4,373,679
Earnings (dividends) in excess of dividends (earnings)	(24,763)	95,433
Treasury common stock at cost, 78,900 shares in 2010 and 2009	(2,722)	(2,722)
Accumulated other comprehensive loss	(18,436)	(21,777)
Total stockholders' equity attributable to Boston Properties, Inc.	4,372,643	4,446,002
Noncontrolling interests:		
Common units of the Operating Partnership	592,164	617,386
Property partnerships	(614)	5,671
Total equity	4,964,193	5,069,059
Total liabilities and equity	$13,348,263	$12,348,703

The accompanying notes are an integral part of these financial statements.

BOSTON PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,		
	2010	2009	2008
	(In thousands, except for per share amounts)		
Revenue			
Rental			
Base rent	$1,231,564	$1,185,431	$1,129,215
Recoveries from tenants	180,719	200,899	204,732
Parking and other	64,490	66,597	68,105
Total rental revenue	1,476,773	1,452,927	1,402,052
Hotel revenue	32,800	30,385	36,872
Development and management services	41,231	34,878	30,518
Total revenue	1,550,804	1,518,190	1,469,442
Expenses			
Operating			
Rental	501,694	501,799	488,030
Hotel	25,153	23,966	27,510
General and administrative	79,658	75,447	72,365
Acquisition costs	2,614	—	—
Loss (gain) from suspension of development	(7,200)	27,766	—
Depreciation and amortization	338,371	321,681	304,147
Total expenses	940,290	950,659	892,052
Operating income	610,514	567,531	577,390
Other income (expense)			
Income (loss) from unconsolidated joint ventures	36,774	12,058	(182,018)
Interest and other income	7,332	4,059	18,958
Gains (losses) from investments in securities	935	2,434	(4,604)
Interest expense	(378,079)	(322,833)	(295,322)
Losses from early extinguishments of debt	(89,883)	(510)	—
Net derivative losses	—	—	(17,021)
Income from continuing operations	187,593	262,739	97,383
Gains on sales of real estate	2,734	11,760	33,340
Net income	190,327	274,499	130,723
Net income attributable to noncontrolling interests			
Noncontrolling interests in property partnerships	(3,464)	(2,778)	(1,997)
Noncontrolling interest—redeemable preferred units of the Operating Partnership	(3,343)	(3,594)	(4,226)
Noncontrolling interest—common units of the Operating Partnership	(24,099)	(35,534)	(14,392)
Noncontrolling interest in gains on sales of real estate—common units of the Operating Partnership	(349)	(1,579)	(4,838)
Net income attributable to Boston Properties, Inc.	$ 159,072	$ 231,014	$ 105,270
Basic earnings per common share attributable to Boston Properties, Inc.:			
Net income	$ 1.14	$ 1.76	$ 0.88
Weighted average number of common shares outstanding	139,440	131,050	119,980
Diluted earnings per common share attributable to Boston Properties, Inc.:			
Net income	$ 1.14	$ 1.76	$ 0.87
Weighted average number of common and common equivalent shares outstanding	140,057	131,512	121,299

The accompanying notes are an integral part of these financial statements.

BOSTON PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-in Capital	Earnings (Dividends) in Excess of Dividends (Earnings)	Treasury Stock, at cost	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total
	Shares	Amount						
Equity, December 31, 2007	119,502	$1,195	$3,416,558	$ 376,396	$(2,722)	$(23,671)	$615,575	$4,383,331
Conversion of operating partnership units to Common Stock	630	7	32,540	—	—	—	(10,906)	21,641
Rebalancing of noncontrolling interest	—	—	24,287	—	—	—	(24,287)	—
Rebalancing of noncontrolling interest—redeemable preferred units	—	—	—	—	—	—	488	488
Allocated net income for the year	—	—	—	105,270	—	—	21,227	126,497
Dividends/distributions declared	—	—	—	(326,713)	—	—	(57,608)	(384,321)
Shares issued pursuant to stock purchase plan	8	—	713	—	—	—	—	713
Net activity from stock option and incentive plan	1,041	10	38,156	—	—	—	21,630	59,796
Equity component of unsecured exchangeable senior notes	—	—	91,947	—	—	—	—	91,947
Issuances of noncontrolling interest—common units	—	—	—	—	—	—	25,000	25,000
Distributions to noncontrolling interests in property partnerships	—	—	—	—	—	—	(20,902)	(20,902)
Capped call transaction costs	—	—	(44,360)	—	—	—	—	(44,360)
Effective portion of interest rate contracts	—	—	—	—	—	(622)	(105)	(727)
Amortization of interest rate contracts	—	—	—	—	—	2	—	2
Equity, December 31, 2008	121,181	1,212	3,559,841	154,953	(2,722)	(24,291)	570,112	4,259,105
Conversion of operating partnership units to Common Stock	139	1	3,969	—	—	—	(3,970)	—
Rebalancing of noncontrolling interest	—	—	(42,490)	—	—	—	42,490	—
Allocated net income for the year	—	—	—	231,014	—	—	39,891	270,905
Dividends/distributions declared	—	—	—	(290,534)	—	—	(46,574)	(337,108)
Sale of Common Stock, net of offering costs	17,250	173	841,737	—	—	—	—	841,910
Shares issued pursuant to stock purchase plan	12	—	620	—	—	—	—	620
Net activity from stock option and incentive plan	298	3	10,002	—	—	—	24,725	34,730
Distributions to noncontrolling interests in property partnerships	—	—	—	—	—	—	(4,007)	(4,007)
Amortization of interest rate contracts	—	—	—	—	—	2,514	390	2,904
Equity, December 31, 2009	138,880	1,389	4,373,679	95,433	(2,722)	(21,777)	623,057	5,069,059
Conversion of operating partnership units to Common Stock	592	6	17,176	—	—	—	(17,182)	—
Rebalancing of noncontrolling interest	—	—	20,176	—	—	—	(20,176)	—
Allocated net income for the year	—	—	—	159,072	—	—	27,912	186,984
Dividends/distributions declared	—	—	—	(279,268)	—	—	(42,570)	(321,838)
Shares issued pursuant to stock purchase plan	9	—	630	—	—	—	—	630
Net activity from stock option and incentive plan	718	7	25,038	—	—	—	29,770	54,815
Acquisition of noncontrolling interest in property partnership	—	—	(19,098)	—	—	—	(6,384)	(25,482)
Acquisition of equity component of exchangeable senior notes	—	—	(439)	—	—	—	—	(439)
Distributions to noncontrolling interests in property partnerships	—	—	—	—	—	—	(3,365)	(3,365)
Effective portion of interest rate contracts	—	—	—	—	—	367	54	421
Amortization of interest rate contracts	—	—	—	—	—	2,974	434	3,408
Equity, December 31, 2010	140,199	$1,402	$4,417,162	$ (24,763)	$(2,722)	$(18,436)	$591,550	$4,964,193

The accompanying notes are an integral part of these financial statements.

BOSTON PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the year ended December 31,		
	2010	2009	2008
		(in thousands)	
Net income	$190,327	$274,499	$130,723
Other comprehensive income (loss):			
Net effective portion of interest rate contracts	421	—	(727)
Amortization of interest rate contracts	3,408	2,904	2
Other comprehensive income (loss)	3,829	2,904	(725)
Comprehensive income	194,156	277,403	129,998
Comprehensive income attributable to noncontrolling interests	(31,742)	(43,875)	(25,348)
Comprehensive income attributable to Boston Properties, Inc.	$162,414	$233,528	$104,650

The accompanying notes are an integral part of these financial statements.

BOSTON PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,		
	2010	2009	2008
		(in thousands)	
Cash flows from operating activities:			
Net income	$ 190,327	$ 274,499	$ 130,723
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	338,371	321,681	304,147
Non-cash portion of interest expense	56,174	55,664	39,323
Settlement of accreted debt discount on repurchases of unsecured exchangeable senior notes	(17,555)	—	—
Non-cash compensation expense	32,852	26,636	23,106
Non-cash rental revenue	—	(3,600)	(2,023)
Losses (gains) on investments in securities	(935)	(2,434)	4,604
Net derivative losses	—	—	17,021
Losses from early extinguishments of debt	12,211	10	—
Loss (gain) from suspension of development	(7,200)	27,766	—
(Income) loss from unconsolidated joint ventures	(36,774)	(12,058)	182,018
Distributions of net cash flow from operations of unconsolidated joint ventures	16,734	12,676	9,589
Gains on sales of real estate	(2,734)	(11,760)	(33,340)
Change in assets and liabilities:			
Cash held in escrows	(8,664)	103	3,548
Tenant and other receivables, net	(5,115)	1,844	2,663
Accrued rental income, net	(79,562)	(46,410)	(20,001)
Prepaid expenses and other assets	3,239	4,717	(2,642)
Accounts payable and accrued expenses	(32,839)	14,848	5,762
Accrued interest payable	(13,731)	8,926	12,645
Other liabilities	(9,393)	(9,452)	(54,023)
Tenant leasing costs	(59,513)	(46,280)	(57,809)
Total adjustments	185,566	342,877	434,588
Net cash provided by operating activities	375,893	617,376	565,311
Cash flows from investing activities:			
Acquisitions/additions to real estate	(850,519)	(442,844)	(580,377)
Proceeds from redemptions of investments in securities	2,149	4,078	14,697
Capital contributions to unconsolidated joint ventures	(62,806)	(11,015)	(901,524)
Capital distributions from unconsolidated joint ventures	49,902	3,180	5,497
Mortgage loan proceeds placed in escrow	(267,500)	—	—
Deposits on real estate	(10,000)	—	—
Acquisition of note receivable	(22,500)	—	—
Net proceeds from the sale/financing of real estate released from escrow	—	—	161,321
Issuance of note receivable	—	—	(270,000)
Proceeds from note receivable	—	—	123,000
Net proceeds from the sales of real estate	—	—	127,307
Net cash used in investing activities	(1,161,274)	(446,601)	(1,320,079)

The accompanying notes are an integral part of these financial statements.

BOSTON PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,		
	2010	2009	2008
		(in thousands)	
Cash flows from financing activities:			
Borrowings on unsecured line of credit	—	—	1,391,000
Repayments of unsecured line of credit	—	(100,000)	(1,291,000)
Repayments of mortgage notes payable	(730,191)	(125,238)	(603,054)
Proceeds from mortgage notes payable	268,964	107,929	537,569
Proceeds from unsecured exchangeable senior notes	—	—	647,046
Proceeds from unsecured senior notes	1,542,947	699,517	—
Repurchases of unsecured exchangeable senior notes	(218,592)	—	—
Repurchase of equity component of unsecured exchangeable senior notes	(439)	—	—
Repurchases of unsecured senior notes	(700,000)	—	—
Payments on real estate financing transactions	—	—	(6,208)
Advance from joint venture partners	—	—	30,000
Repayment of advance from joint venture partners	—	—	(30,000)
Dividends and distributions	(324,686)	(357,328)	(1,235,767)
Proceeds from equity transactions	22,593	850,624	37,410
Equity component of unsecured exchangeable senior notes	—	—	91,947
Capped call transaction costs	—	—	(44,360)
Distributions to noncontrolling interests in property partnerships	(3,365)	(4,007)	(20,909)
Acquisition of noncontrolling interest in property partnership	(25,482)	—	—
Repayment of note payable	—	(25,000)	—
Deferred financing costs	(16,353)	(9,849)	(14,317)
Net cash provided by (used in) financing activities	(184,604)	1,036,648	(510,643)
Net increase (decrease) in cash and cash equivalents	(969,985)	1,207,423	(1,265,411)
Cash and cash equivalents, beginning of the year	1,448,933	241,510	1,506,921
Cash and cash equivalents, end of the year	$ 478,948	$1,448,933	$ 241,510
Supplemental disclosures:			
Cash paid for interest	$ 394,172	$ 307,059	$ 289,640
Interest capitalized	$ 40,981	$ 48,816	$ 46,286
Non-cash investing and financing activities:			
Additions to real estate included in accounts payable	$ 3,693	$ 36,789	$ 18,075
Mortgage notes payable assumed in connection with acquisitions of real estate	$ 843,104	$ —	$ —
Note receivable converted to real estate	$ 22,500	$ —	$ —
Dividends and distributions declared but not paid	$ 81,031	$ 80,536	$ 97,162
Issuance of OP Units in connection with the acquisition of real estate	$ —	$ —	$ 15,000
Issuance of OP Units in connection with an investment in an unconsolidated joint venture	$ —	$ —	$ 10,000
Conversions of noncontrolling interests to Stockholders' Equity	$ 17,182	$ 3,970	$ 10,906
Basis adjustment in connection with conversions of noncontrolling interests to Stockholders' Equity	$ —	$ —	$ 21,641
Note receivable issued in connection with the transfer of real estate	$ —	$ —	$ 123,000
Issuance of restricted securities to employees and directors	$ 19,222	$ 22,964	$ 43,536

The accompanying notes are an integral part of these financial statements.

BOSTON PROPERTIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

Organization

Boston Properties, Inc. (the "Company"), a Delaware corporation, is a self-administered and self-managed real estate investment trust ("REIT"). The Company is the sole general partner of Boston Properties Limited Partnership (the "Operating Partnership") and at December 31, 2010 owned an approximate 86.2% (86.0% at December 31, 2009) general and limited partnership interest in the Operating Partnership. Partnership interests in the Operating Partnership are denominated as "common units of partnership interest" (also referred to as "OP Units"), "long term incentive units of partnership interest" (also referred to as "LTIP Units") or "preferred units of partnership interest" (also referred to as "Preferred Units"). In addition, in February 2008, the Company issued LTIP Units in connection with the granting to employees of 2008 outperformance awards (also referred to as "2008 OPP Units"). Because the rights, preferences and privileges of 2008 OPP Units differ from other LTIP Units granted to employees as part of the annual compensation process, unless specifically noted otherwise, all references to LTIP Units exclude 2008 OPP Units. For a complete description of the terms of the 2008 OPP Units, see Note 17 (Also see Note 20).

Unless specifically noted otherwise, all references to OP Units exclude units held by the Company. A holder of an OP Unit may present such OP Unit to the Operating Partnership for redemption at any time (subject to restrictions agreed upon at the time of issuance of OP Units to particular holders that may restrict such redemption right for a period of time, generally one year from issuance). Upon presentation of an OP Unit for redemption, the Operating Partnership must redeem such OP Unit for cash equal to the then value of a share of common stock of the Company ("Common Stock"). In lieu of a cash redemption, the Company may elect to acquire such OP Unit for one share of Common Stock. Because the number of shares of Common Stock outstanding at all times equals the number of OP Units that the Company owns, one share of Common Stock is generally the economic equivalent of one OP Unit, and the quarterly distribution that may be paid to the holder of an OP Unit equals the quarterly dividend that may be paid to the holder of a share of Common Stock. An LTIP Unit is generally the economic equivalent of a share of restricted common stock of the Company. LTIP Units, whether vested or not, will receive the same quarterly per unit distributions as OP Units, which equal per share dividends on Common Stock (See Note 17).

At December 31, 2010, there was one series of Preferred Units outstanding (i.e., Series Two Preferred Units). The Series Two Preferred Units bear a distribution that is set in accordance with an amendment to the partnership agreement of the Operating Partnership. Preferred Units may also be converted into OP Units at the election of the holder thereof or the Operating Partnership in accordance with the amendment to the partnership agreement (See Note 11).

All references to the Company refer to Boston Properties, Inc. and its consolidated subsidiaries, including the Operating Partnership, collectively, unless the context otherwise requires.

Properties

At December 31, 2010, the Company owned or had interests in a portfolio of 146 commercial real estate properties (the "Properties") aggregating approximately 39.9 million net rentable square feet, including five properties under construction totaling approximately 2.0 million net rentable square feet. In addition, the Company had structured parking for approximately 40,664 vehicles containing approximately 13.7 million square feet. At December 31, 2010, the Properties consist of:

- 140 office properties, including 121 Class A office properties (including three properties under construction) and 19 Office/Technical properties;

- one hotel;
- three retail properties; and
- two residential properties (both of which are under construction).

The Company owns or controls undeveloped land parcels totaling approximately 513.3 acres. In addition, the Company has a noncontrolling interest in the Boston Properties Office Value-Added Fund, L.P. (the "Value-Added Fund"), which is a strategic partnership with two institutional investors through which the Company has pursued the acquisition of value-added investments in assets within its existing markets. The Company's investments through the Value-Added Fund are not included in its portfolio information or any other portfolio level statistics. At December 31, 2010, the Value-Added Fund had investments in 24 buildings comprised of an office property in Chelmsford, Massachusetts and office complexes in Mountain View, California.

The Company considers Class A office properties to be centrally located buildings that are professionally managed and maintained, that attract high-quality tenants and command upper-tier rental rates, and that are modern structures or have been modernized to compete with newer buildings. The Company considers Office/Technical properties to be properties that support office, research and development, laboratory and other technical uses. Net rentable square feet amounts are unaudited.

Basis of Presentation

Boston Properties, Inc. does not have any other significant assets, liabilities or operations, other than its investment in the Operating Partnership, nor does it have employees of its own. The Operating Partnership, not Boston Properties, Inc., executes all significant business relationships. All majority-owned subsidiaries and affiliates over which the Company has financial and operating control and variable interest entities ("VIE"s) in which the Company has determined it is the primary beneficiary are included in the consolidated financial statements. All significant intercompany balances and transactions have been eliminated in consolidation. The Company accounts for all other unconsolidated joint ventures using the equity method of accounting. Accordingly, the Company's share of the earnings of these joint ventures and companies is included in consolidated net income.

2. Summary of Significant Accounting Policies

Reclassifications and Adoption of New Accounting Pronouncements

Certain prior year amounts have been reclassified to conform to the current year presentation. In addition, certain prior year amounts have been revised as a result of the adoption on January 1, 2009 of (1) Accounting Standards Codification ("ASC") 470-20 "Debt with Conversion and Other Options" ("ASC 470-20") (formerly known as FASB Staff Position ("FSP") No. APB 14-1 "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP No. APB 14-1")) (See Note 8), (2) the guidance included in ASC 810 "Consolidation" ("ASC 810") (formerly known as SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS No. 160")) and ASC 480-10-S99 "Distinguishing Liabilities from Equity" ("ASC 480-10-S99") (formerly known as EITF Topic No. D-98 "Classification and Measurement of Redeemable Securities" (Amended)) (See Note 11) and (3) the guidance included in ASC 260-10 "Earnings Per Share" ("ASC 260-10") (formerly known as FSP EITF 03-06-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities" ("FSP EITF 03-06-1")) (See Note 15).

Real Estate

Upon acquisitions of real estate, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, tenant improvements, "above-" and "below-market" leases, leasing and assumed financing origination costs, acquired in-place leases, other identified intangible assets and assumed liabilities, and allocates the purchase price to the acquired assets and assumed liabilities, including land at appraised value and buildings as if vacant. The Company assesses and considers fair value based on estimated cash flow projections that utilize discount and/or capitalization rates that it deems appropriate, as well as available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. The Company also considers an allocation of purchase price of other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenants, the tenant's credit quality and expectations of lease renewals. Based on its acquisitions to date, the Company's allocation to customer relationship intangible assets has been immaterial.

The Company records acquired "above-" and "below-market" leases at their fair values (using a discount rate which reflects the risks associated with the leases acquired) equal to the difference between (1) the contractual amounts to be paid pursuant to each in-place lease and (2) management's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below- market leases. Other intangible assets acquired include amounts for in-place lease values that are based on the Company's evaluation of the specific characteristics of each tenant's lease. Factors to be considered include estimates of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, the Company considers leasing commissions, legal and other related expenses.

Management reviews its long-lived assets used in operations for impairment following the end of each quarter and when there is an event or change in circumstances that indicates an impairment in value. An impairment loss is recognized if the carrying amount of its assets is not recoverable and exceeds its fair value. If such criteria are present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. Since cash flows on properties considered to be "long-lived assets to be held and used" are considered on an undiscounted basis to determine whether an asset has been impaired, the Company's established strategy of holding properties over the long term directly decreases the likelihood of recording an impairment loss. If the Company's strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized and such loss could be material. If the Company determines that impairment has occurred, the affected assets must be reduced to their fair value.

ASC 360 (formerly known as SFAS No. 144) requires that qualifying assets and liabilities and the results of operations that have been sold, or otherwise qualify as "held for sale," be presented as discontinued operations in all periods presented if the property operations are expected to be eliminated and the Company will not have significant continuing involvement following the sale. The components of the property's net income that is reflected as discontinued operations include the net gain (or loss) upon the disposition of the property held for sale, operating results, depreciation and interest expense (if the property is subject to a secured loan). The Company generally considers assets to be "held for sale" when the transaction has been approved by the Board of Directors, or a committee thereof, and there are no known significant contingencies relating to the sale, such that the property sale within one year is considered probable. Following the classification of a property as "held for sale," no further depreciation is recorded on the assets, and the asset is written down to the lower of carrying value or fair market value.

Real estate is stated at depreciated cost. A variety of costs are incurred in the acquisition, development and leasing of properties. The cost of buildings and improvements includes the purchase price of property, legal fees and other acquisition costs. Effective January 1, 2009, the Company was required to expense costs that an acquirer incurs to effect a business combination such as legal, due diligence and other closing related costs. Costs directly related to the development of properties are capitalized. Capitalized development costs include interest, internal wages, property taxes, insurance, and other project costs incurred during the period of development. After the determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determinations of when a development project commences and capitalization begins, and when a development project is substantially complete and held available for occupancy and capitalization must cease, involve a degree of judgment. The Company's capitalization policy on development properties is guided by guidance in ASC 835-20 "Capitalization of Interest" and ASC 970 "Real Estate – General" (formerly known as SFAS No. 34 "Capitalization of Interest Cost" and SFAS No. 67 "Accounting for Costs and the Initial Rental Operations of Real Estate Projects"). The costs of land and buildings under development include specifically identifiable costs. The capitalized costs include pre-construction costs necessary to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. The Company begins the capitalization of costs during the pre-construction period, which it defines as activities that are necessary to the development of the property. The Company considers a construction project as substantially completed and held available for occupancy upon the completion of tenant improvements, but no later than one year from cessation of major construction activity. The Company ceases capitalization on the portion (1) substantially completed and (2) occupied or held available for occupancy, and capitalizes only those costs associated with the portion under construction, or if activities necessary for the development of the property have been suspended. Interest costs capitalized for the years ended December 31, 2010, 2009 and 2008 were $41.0 million, $48.8 million and $46.3 million, respectively. Salaries and related costs capitalized for the years ended December 31, 2010, 2009 and 2008 were $6.2 million, $7.9 million and $7.8 million, respectively.

Expenditures for repairs and maintenance are charged to operations as incurred. Significant betterments are capitalized. When assets are sold or retired, their costs and related accumulated depreciation are removed from the accounts with the resulting gains or losses reflected in net income or loss for the period.

The Company computes depreciation and amortization on properties using the straight-line method based on estimated useful asset lives. In accordance with ASC 805 (formerly known as SFAS No. 141(R)), the Company allocates the acquisition cost of real estate to land, building, tenant improvements, acquired "above-" and "below-market" leases, origination costs and acquired in-place leases based on an assessment of their fair value and depreciates or amortizes these assets (or liabilities) over their useful lives. The amortization of acquired "above-" and "below-market" leases and acquired in-place leases is recorded as an adjustment to revenue and depreciation and amortization, respectively, in the Consolidated Statements of Operations.

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows:

Land improvements	25 to 40 years
Buildings and improvements	10 to 40 years
Tenant improvements	Shorter of useful life or terms of related lease
Furniture, fixtures, and equipment	3 to 7 years

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and investments with maturities of three months or less from the date of purchase. The majority of the Company's cash and cash equivalents are held at major commercial banks which may at times exceed the Federal Deposit Insurance Corporation limit of $250,000. The Company has not experienced any losses to date on its invested cash.

Cash Held in Escrows

Escrows include amounts established pursuant to various agreements for security deposits, property taxes, insurance and other costs.

Investment in Securities

The Company accounts for investments in trading securities at fair value, with gains or losses resulting from changes in fair value recognized currently in earnings. The designation of trading securities is generally determined at acquisition. The Company maintains a deferred compensation plan that is designed to allow officers of the Company to defer a portion of their current income on a pre-tax basis and receive a tax-deferred return on these deferrals. The Company's obligation under the plan is that of an unsecured promise to pay the deferred compensation to the plan participants in the future. At December 31, 2010 and 2009, the Company has funded approximately $8.7 million and $9.9 million, respectively, into a separate account, which is not restricted as to its use. The Company recognized gains (losses) of approximately $0.9 million, $2.2 million and $(3.2) million on its investments in the account associated with the Company's deferred compensation plan during the years ended December 31, 2010, 2009 and 2008, respectively.

During the years ended December 31, 2009 and 2008, investment in securities is comprised of an investment in an unregistered money market fund and investments in an account associated with the Company's deferred compensation plan (See Note 16). In December 2007, the unregistered money market fund suspended cash redemptions by investors; investors could elect in-kind redemptions of the underlying securities or maintain their investment in the fund and receive distributions as the underlying securities matured or were liquidated by the fund sponsor. As a result, the Company retained this investment for a longer term than originally intended, and the valuation of the Company's investment was subject to changes in market conditions. Because interests in this fund were valued at less than their $1.00 par value, the Company recognized gains (losses) of approximately $0.2 million and $(1.4) million on its investment during the years ended December 31, 2009 and 2008, respectively. As of December 31, 2009, the Company no longer had investments in this unregistered money market fund.

Tenant and other receivables

Tenant and other accounts receivable, other than accrued rents receivable, are expected to be collected within one year.

Deferred Charges

Deferred charges include leasing costs and financing fees. Leasing costs include an allocation for acquired intangible in-place lease values and direct and incremental fees and costs incurred in the successful negotiation of leases, including brokerage, legal, internal leasing employee salaries and other costs which have been deferred and are being amortized on a straight-line basis over the terms of the respective leases. Internal leasing salaries and related costs capitalized for the years ended December 31, 2010, 2009 and 2008 were $5.4 million, $3.3 million and $4.4 million, respectively. External fees and costs incurred to obtain long-term financing have been deferred and are being amortized over the terms of the respective loans on a basis that approximates the effective interest method and are included with interest expense. Unamortized financing and leasing costs are charged to expense upon the early repayment or significant modification of the financing or upon the early termination of the lease, respectively. Fully amortized deferred charges are removed from the books upon the expiration of the lease or maturity of the debt.

Investments in Unconsolidated Joint Ventures

Except for ownership interests in variable interest entities for which the Company is the primary beneficiary, the Company accounts for its investments in joint ventures under the equity method of accounting because it exercises significant influence over, but does not control, these entities. The Company's judgment with respect to its level of influence or control of an entity and whether it is the primary beneficiary of a variable interest entity involves the consideration of various factors including the form of the Company's ownership interest, its representation in the entity's governance, the size of its investment (including loans), estimates of future cash flows, its ability to participate in policy making decisions and the rights of the other investors to participate in the decision making process and to replace the Company as manager and/or liquidate the venture, if applicable. The Company's assessment of its influence or control over an entity affects the presentation of these investments in the Company's consolidated financial statements.

These investments are recorded initially at cost, as Investments in Unconsolidated Joint Ventures, and subsequently adjusted for equity in earnings and cash contributions and distributions. Any difference between the carrying amount of these investments on the balance sheet and the underlying equity in net assets is amortized as an adjustment to equity in earnings of unconsolidated joint ventures over the life of the related asset. Under the equity method of accounting, the net equity investment of the Company is reflected within the Consolidated Balance Sheets, and the Company's share of net income or loss from the joint ventures is included within the Consolidated Statements of Operations. The joint venture agreements may designate different percentage allocations among investors for profits and losses, however, the Company's recognition of joint venture income or loss generally follows the joint venture's distribution priorities, which may change upon the achievement of certain investment return thresholds. The Company may account for cash distributions in excess of its investment in an unconsolidated joint venture as income when the Company is not the general partner in a limited partnership and when the Company has neither the requirement nor the intent to provide financial support to the joint venture. For ownership interests in variable interest entities, the Company consolidates those in which it is the primary beneficiary. The Company's investments in unconsolidated joint ventures are reviewed for impairment periodically and the Company records impairment charges when events or circumstances change indicating that a decline in the fair values below the carrying values has occurred and such decline is other-than-temporary. The ultimate realization of the investment in unconsolidated joint ventures is dependent on a number of factors, including the performance of each investment and market conditions. The Company will record an impairment charge if it determines that a decline in the value below the carrying value of an investment in an unconsolidated joint venture is other than temporary.

To the extent that the Company contributes assets to a joint venture, the Company's investment in the joint venture is recorded at the Company's cost basis in the assets that were contributed to the joint venture. To the extent that the Company's cost basis is different than the basis reflected at the joint venture level, the basis difference is amortized over the life of the related asset and included in the Company's share of equity in net income of the joint venture. In accordance with the provisions of ASC 970-323 "Investments—Equity Method and Joint Ventures" ("ASC 970-323") (formerly Statement of Position 78-9 "Accounting for Investments in Real Estate Ventures" ("SOP 78-9")), the Company will recognize gains on the contribution of real estate to joint ventures, relating solely to the outside partner's interest, to the extent the economic substance of the transaction is a sale.

Equity Offering Costs

Underwriting commissions and offering costs have been reflected as a reduction of additional paid-in capital.

Treasury Stock

The Company's share repurchases are reflected as treasury stock utilizing the cost method of accounting and are presented as a reduction to consolidated stockholders' equity.

Dividends

Earnings and profits, which determine the taxability of dividends to stockholders, will differ from income reported for financial reporting purposes due to the differences for federal income tax purposes in the treatment of gains on the sale of real property, revenue and expense recognition, compensation expense, and in the estimated useful lives and basis used to compute depreciation.

The tax treatment of common dividends per share for federal income tax purposes is as follows:

	For the year ended December 31,					
	2010		2009		2008	
	Per Share	%	Per Share	%	Per Share	%
Ordinary income	$1.17	58.39%	$2.15	90.93%	$2.55	51.83%
Return of capital	0.83	41.61%	0.21	9.07%	2.37	48.17%
Total	$2.00	100.00%	$2.36	100.00%	$4.92(1)	100.00%

(1) Includes the special dividend of $5.98 per common share paid on January 30, 2008 of which approximately $3.40 per common share was allocable to 2007 and approximately $2.58 was allocable to 2008.

Revenue Recognition

Contractual rental revenue is reported on a straight-line basis over the terms of the respective leases. The impact of the straight-line rent adjustment increased revenue by approximately $85.1 million, $42.2 million and $24.5 million for the years ended December 31, 2010, 2009 and 2008, respectively, as the revenue recorded exceeded amounts billed. The straight-line rent adjustment for the year ended December 31, 2008 includes an approximately $21.0 million decrease due to the establishment of reserves for the full amount of the accrued straight-line rent balances associated with two of the Company's leases in New York City. In accordance with ASC 805 (formerly SFAS No. 141(R)), the Company recognizes rental revenue of acquired in-place "above-" and "below-market" leases at their fair values over the terms of the respective leases. The impact of the acquired in-place "above-" and "below-market" leases increased revenue by approximately $2.4 million, $4.2 million and $5.4 million for the years ended December 31, 2010, 2009 and 2008, respectively. Accrued rental income, as reported on the Consolidated Balance Sheets, represents cumulative rental income earned in excess of rent payments received pursuant to the terms of the individual lease agreements. The Company maintains an allowance against accrued rental income for future potential tenant credit losses. The credit assessment is based on the estimated accrued rental income that is recoverable over the term of the lease. The Company also maintains an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required rent payments. The computation of this allowance is based on the tenants' payment history and current credit status, as well as certain industry or geographic specific credit considerations. If the Company's estimates of collectability differ from the cash received, then the timing and amount of the Company's reported revenue could be impacted. The credit risk is mitigated by the high quality of the Company's existing tenant base, reviews of prospective tenants' risk profiles prior to lease execution and consistent monitoring of the Company's portfolio to identify potential problem tenants.

Recoveries from tenants, consisting of amounts due from tenants for common area maintenance, real estate taxes and other recoverable costs are recognized as revenue in the period during which the expenses are incurred. Tenant reimbursements are recognized and presented in accordance with guidance in ASC 605-45 "Principal Agent Considerations" ("ASC 605-45") (formerly known as Emerging Issues Task Force, or EITF, Issue 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent," or ("Issue 99-19")). ASC 605-45 requires that these reimbursements be recorded on a gross basis, as the Company is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and has credit risk. The Company also receives reimbursement of payroll and payroll related costs from third parties which the Company reflects on a net basis in accordance with ASC 605-45.

The Company's hotel revenues are derived from room rentals and other sources such as charges to guests for long-distance telephone service, fax machine use, movie and vending commissions, meeting and banquet room revenue and laundry services. Hotel revenues are recognized as earned.

The Company receives management and development fees from third parties. Property management fees are recorded and earned based on a percentage of collected rents at the properties under management, and not on a straight-line basis, because such fees are contingent upon the collection of rents. The Company reviews each development agreement and records development fees as earned depending on the risk associated with each project. Profit on development fees earned from joint venture projects is recognized as revenue to the extent of the third party partners' ownership interest.

Gains on sales of real estate are recognized pursuant to the provisions included in ASC 360-20 "Real Estate Sales" ("ASC 360-20") (formerly known as SFAS No. 66, "Accounting for Sales of Real Estate" ("SFAS No. 66")). The specific timing of a sale is measured against various criteria in ASC 360-20 related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the properties. If the sales criteria for the full accrual method are not met, the Company defers some or all of the gain recognition and accounts for the continued operations of the property by applying the finance, leasing, profit sharing, deposit, installment or cost recovery methods, as appropriate, until the sales criteria are met.

Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing net income available to common shareholders, as adjusted for unallocated earnings (if any) of certain securities issued by the Operating Partnership, by the weighted average number of shares of Common Stock outstanding during the year. Diluted EPS reflects the potential dilution that could occur from shares issuable in connection with awards under stock-based compensation plans, including upon the exercise of stock options, and conversion of the noncontrolling interests in the Operating Partnership.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, marketable securities, escrows, receivables, accounts payable, accrued expenses and other assets and liabilities are reasonable estimates of their fair values because of the short maturities of these instruments.

In April 2009, the FASB issued ASC 825-10-65 "Transition Related to FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments" ("ASC 825-10-65") (formerly known as FSP No. FAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments" ("FSP No. FAS 107-1")). ASC 825-10-65 requires disclosures about fair-value of financial instruments for interim reporting periods of publicly-traded companies as well as in annual financial statements. ASC 825-10-65 requires those disclosures in summarized financial information at interim reporting periods. ASC 825-10-65 was effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. For purposes of financial reporting disclosures, the Company calculates the fair value of mortgage notes payable, unsecured senior notes and unsecured exchangeable senior notes. The Company discounts the spread between the future contractual interest payments and hypothetical future interest payments on mortgage debt and unsecured notes based on a current market rate. In determining the current market rate, the Company adds its estimation of a market spread to the quoted yields on federal government treasury securities with similar maturity dates to its debt. Because the Company's valuations of its financial instruments are based on these types of estimates, the actual fair value of its financial instruments may differ materially if the Company's estimates do not prove to be accurate. The following table presents the aggregate carrying value of the Company's indebtedness and the Company's corresponding estimate of fair value as of December 31, 2010 and 2009 (in thousands):

	December 31, 2010		December 31, 2009	
	Carrying Amount	**Estimated Fair Value**	**Carrying Amount**	**Estimated Fair Value**
Mortgage notes payable	$3,047,586	$3,121,193	$2,643,301	$2,615,099
Unsecured senior notes	3,016,598	3,241,542	2,172,389	2,318,868
Unsecured exchangeable senior notes	1,721,817(1)	1,929,291	1,904,081(1)	2,059,796
Total	$7,786,001	$8,292,026	$6,719,771	$6,993,763

(1) Includes the net impact of ASC 470-20 (formerly known as FSP No. APB 14-1) totaling approximately $93.6 million and $140.4 million at December 31, 2010 and 2009, respectively (See Note 8).

Derivative Instruments and Hedging Activities

Derivative instruments and hedging activities require management to make judgments on the nature of its derivatives and their effectiveness as hedges. These judgments determine if the changes in fair value of the derivative instruments are reported in the consolidated statements of operations as a component of net income or as a component of comprehensive income and as a component of equity on the consolidated balance sheets. While management believes its judgments are reasonable, a change in a derivative's effectiveness as a hedge could materially affect expenses, net income and equity. The Company accounts for the effective portion of changes in the fair value of a derivative in other comprehensive income (loss) and subsequently reclassifies the effective portion to earnings over the term that the hedged transaction affects earnings. The Company accounts for the ineffective portion of changes in the fair value of a derivative directly in earnings. The Company recognized net derivative losses of approximately $17.0 million for the year ended December 31, 2008 within the caption Net Derivative Losses in the Consolidated Statements of Operations.

Income Taxes

The Company has elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), commencing with its taxable year ended December 31, 1997. As a result, the Company generally will not be subject to federal corporate income tax on its taxable income that is distributed to its stockholders. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its annual taxable income. The Company's policy is to distribute at least 100% of its taxable income. Accordingly, the only provision for federal income taxes in the accompanying consolidated financial statements relates to the Company's consolidated taxable REIT subsidiaries. The Company's taxable REIT subsidiaries did not have significant tax provisions or deferred income tax items.

The Company owns a hotel property which is managed through a taxable REIT subsidiary. The hotel taxable REIT subsidiary, a wholly owned subsidiary of the Operating Partnership, is the lessee pursuant to the lease for the hotel property. As lessor, the Operating Partnership is entitled to a percentage of gross receipts from the hotel property. Marriott International, Inc. continues to manage the hotel property under the Marriott name and under terms of the existing management agreements. In connection with the restructuring, the revenue and expenses of the hotel property are being reflected in the Company's Consolidated Statements of Operations. The hotel taxable REIT subsidiary is subject to tax at the federal and state level and, accordingly, the Company has recorded a tax provision in the Company's Consolidated Statements of Operations for the years ended December 31, 2010, 2009 and 2008.

The net difference between the tax basis and the reported amounts of the Company's assets and liabilities is approximately $1.2 billion and $1.4 billion as of December 31, 2010 and 2009, respectively, which is primarily related to the difference in basis of contributed property and accrued rental income.

Certain entities included in the Company's consolidated financial statements are subject to certain state and local taxes. These taxes are recorded as operating expenses in the accompanying consolidated financial statements.

The following reconciles GAAP net income attributable to Boston Properties, Inc. to taxable income:

	For the year ended December 31,		
	2010	2009	2008
		(in thousands)	
Net income attributable to Boston Properties, Inc.	$159,072	$231,014	$105,270
Straight-line rent adjustments	(75,943)	(38,287)	(20,432)
Book/Tax differences from depreciation and amortization	67,362	61,366	78,047
Book/Tax differences on gains/losses from capital transactions	(2,373)	(10,111)	(28,502)
Book/Tax differences from stock-based compensation	(1,957)	15,966	(19,300)
Book/Tax differences on losses from early extinguishments of debt	6,448	—	—
Impairment loss on investments in unconsolidated joint ventures	—	6,374	161,000
Other book/tax differences, net	3,921	492	33,410
Taxable income	$156,530	$266,814	$309,493

Stock-based employee compensation plans

At December 31, 2010, the Company has a stock-based employee compensation plan. Effective January 1, 2005, the Company adopted early ASC 718 "Compensation – Stock Compensation" ("ASC 718") (formerly SFAS No. 123 (revised) ("SFAS No. 123R"), "Share-Based Payment"), which revised the fair value based method of accounting for share-based payment liabilities, forfeitures and modifications of stock-based awards and clarified previous guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates include such items as depreciation and allowances for doubtful accounts. Actual results could differ from those estimates.

3. Real Estate

Real estate consisted of the following at December 31 (in thousands):

	2010	2009
Land	$ 2,216,768	$ 1,983,064
Land held for future development	757,556	718,525
Buildings and improvements	7,602,704	6,888,421
Tenant improvements	1,090,462	922,224
Furniture, fixtures and equipment	24,043	23,679
Construction in progress	1,073,402	563,645
Total	12,764,935	11,099,558
Less: Accumulated depreciation	(2,323,818)	(2,033,677)
	$10,441,117	$ 9,065,881

Acquisitions

On July 1, 2010, the Company acquired the mortgage loan collateralized by a land parcel zoned for residential use located in Reston, Virginia for approximately $20.3 million. In connection with the acquisition of the loan, the Company entered into a forbearance agreement pursuant to which it obtained the fee interest in the land by deed in lieu of foreclosure.

On September 24, 2010, the Company acquired fee title to 510 Madison Avenue in New York City for a purchase price of approximately $287.0 million. In connection with the acquisition, the Company also incurred approximately $1.5 million of acquisition costs that were expensed during the year ended December 31, 2010. Previously, on August 10, 2010, the Company had acquired the junior mezzanine loan that was secured by a pledge of a subordinate ownership interest in the property for a purchase price of approximately $22.5 million. 510 Madison Avenue is an approximately 347,000 square foot Class A office tower. The Company has not included any pro forma information as the property is under development. In connection with the acquisition, the Company assumed the mortgage loan totaling approximately $202.6 million and, at closing, the Company caused the assignment of the mortgage to a new lender and subsequently increased the amount borrowed to $267.5 million. This amount is fully secured by cash deposits included within "Cash Held in Escrows" in the Company's Consolidated Balance Sheets. The mortgage financing bears interest at a variable rate equal to LIBOR plus 0.30% per annum and matures on February 24, 2012.

On December 29, 2010, the Company completed the acquisition of the John Hancock Tower and Garage in Boston, Massachusetts for an aggregate purchase price of approximately $930.0 million. The purchase price consisted of approximately $289.5 million of cash and the assumption of approximately $640.5 million of indebtedness. The assumed debt is a securitized senior mortgage loan that bears interest at a fixed rate of 5.68% per annum and matures on January 6, 2017. The loan requires interest-only payments with a balloon payment due at maturity. In connection with the acquisition, the Company incurred an aggregate of approximately $0.9 million of acquisition costs that were expensed during the year ended December 31, 2010. The John Hancock Tower is a 62-story, approximately 1,700,000 net rentable square foot office tower located in Boston's Back Bay neighborhood. The garage is an eight-level, 2,013 space parking facility. The seller has agreed to (1) fund the cost of and complete certain capital projects and (2) fund the cost of certain tenant improvements, both of which are currently underway, totaling approximately $46.0 million, of which approximately $35.3 million represents the aggregate cost to complete the projects and is included with prepaid expenses and other assets within the Company's consolidated balance sheets. The following table summarizes the allocation of the aggregate purchase price of the John Hancock Tower and Garage, at the date of acquisition (in thousands).

Land	$ 219,543
Building and improvements	627,074
Tenant improvements	40,810
Tenant leasing costs	114,494
Other assets/liabilities, net	33,045
Above market rents	15,368
Below market rents	(97,481)
Above market assumed debt adjustment	(22,853)
Total aggregate purchase price	$ 930,000
Less: Indebtedness assumed	(640,500)
Net assets acquired	$ 289,500

The following table summarizes the estimated annual amortization of the acquired below market leases (net of acquired above market leases) and the acquired in-place lease intangibles for the John Hancock Tower and Garage for each of the five succeeding years (in thousands).

	Acquired In-Place Lease Intangible	Acquired Net Below Market Lease Intangible
2011	$20,659	$(9,313)
2012	19,305	(9,389)
2013	17,792	(9,332)
2014	15,890	(9,171)
2015	5,607	(5,124)

The accompanying unaudited pro forma information for the years ended December 31, 2010 and 2009 is presented as if the acquisition of the John Hancock Tower and Garage on December 29, 2010 had occurred on January 1, 2009. This pro forma information is based upon the historical consolidated financial statements and should be read in conjunction with the consolidated financial statements and notes thereto. This unaudited pro forma information does not purport to represent what the actual results of operations of the Company would have been had the above occurred, nor do they purport to predict the results of operations of future periods.

Pro Forma	**Year Ended December 31,**	
(in thousands, except per share data)	**2010**	**2009**
Total revenue	$1,657,995	$1,625,309
Income from continuing operations	$ 169,404	$ 243,412
Net income attributable to Boston Properties, Inc.	$ 143,202	$ 214,282
Basic earnings per share:		
Net income per share attributable to Boston Properties, Inc.	$ 1.03	$ 1.64
Diluted earnings per share:		
Net income per share attributable to Boston Properties, Inc.	$ 1.02	$ 1.63

Developments

On February 6, 2009, the Company announced that it was suspending construction on its 1,000,000 square foot project at 250 West 55th Street in New York City. During the year ended December 31, 2009, the Company recognized costs aggregating approximately $27.8 million related to the suspension of development, which amount included a $20.0 million contractual amount due pursuant to a lease agreement. During December 2009, the Company completed the construction of foundations and steel/deck to grade to facilitate a restart of construction in the future and as a result ceased interest capitalization on the project. On January 19, 2010, the Company paid $12.8 million related to the termination of the lease agreement. As a result, the Company recognized approximately $7.2 million of income during the year ended December 31, 2010.

On June 1, 2010, the Company placed in-service Weston Corporate Center, an approximately 356,000 net rentable square foot Class A office property located in Weston, Massachusetts. The property is 100% leased.

On October 20, 2010, the Company closed a transaction with a financial institution (the "HTC Investor") related to the historic rehabilitation of the residential component of the Company's Atlantic Wharf development in Boston, Massachusetts (the "residential project"). The residential project is expected to result in the development of approximately 86 units of residential rental apartments and approximately 10,000 square feet of retail space. Because, as a REIT, the Company may not take full advantage of available historic tax credits, the Company admitted the HTC Investor as a partner in the residential project. The HTC Investor has agreed to contribute an aggregate of approximately $14 million to the project in three installments in 2010 and 2011, subject to the Company's achievement of certain conditions that include construction milestones and its compliance with the federal rehabilitation regulations. In exchange for its contribution, the HTC Investor will receive substantially all of the benefits derived from the tax credits.

Dispositions

On April 14, 2008, the Company sold a parcel of land located in Washington, DC for approximately $33.7 million. The Company had previously entered into a development management agreement with the buyer to develop a Class A office property on the parcel totaling approximately 165,000 net rentable square feet. Due to the Company's involvement in the construction of the project, the gain on sale was deferred and has been recognized over the project construction period generally based on the percentage of total project costs incurred to estimated total project costs. During the year ended December 31, 2010, the Company completed construction of the project and recognized the remaining gain on sale totaling approximately $1.8 million. The Company has recognized a cumulative gain on sale of approximately $23.4 million.

On May 5, 2010, the Company satisfied the requirements of its master lease agreement related to the 2006 sale of 280 Park Avenue in New York City, resulting in the recognition of the remaining deferred gain on sale of real estate totaling approximately $1.0 million. Following the satisfaction of the master lease agreement, the buyer terminated the property management and leasing agreement entered into at the time of the sale, resulting in the recognition of non-cash deferred management fees totaling approximately $12.2 million.

4. Deferred Charges

Deferred charges consisted of the following at December 31, (in thousands):

	2010	2009
Leasing costs (and lease related intangibles)	$ 558,620	$ 399,302
Financing costs	89,680	76,915
	648,300	476,217
Less: Accumulated amortization	(212,281)	(181,822)
	$ 436,019	$ 294,395

5. Investments in Unconsolidated Joint Ventures

The investments in unconsolidated joint ventures consists of the following at December 31, 2010:

Entity	Properties	Nominal % Ownership
Square 407 Limited Partnership	Market Square North	50.0%
The Metropolitan Square Associates LLC	Metropolitan Square	51.0%
BP/CRF 901 New York Avenue LLC	901 New York Avenue	25.0%(1)
WP Project Developer LLC	Wisconsin Place Land and Infrastructure	33.3%(2)
RBP Joint Venture LLC	Eighth Avenue and 46th Street	50.0%(3)
Boston Properties Office Value-Added Fund, L.P.	300 Billerica Road and Mountain View Research and Technology Parks	36.9%(1)(4)
Annapolis Junction NFM, LLC	Annapolis Junction	50.0%(5)
767 Venture, LLC	The General Motors Building	60.0%
2 GCT Venture LLC	Two Grand Central Tower	60.0%
540 Madison Venture LLC	540 Madison Avenue	60.0%
125 West 55th Street Venture LLC	125 West 55th Street	60.0%
500 North Capitol LLC	500 North Capitol Street, NW	30.0%

(1) The Company's economic ownership can increase based on the achievement of certain return thresholds.
(2) The Company's wholly-owned entity that owns the office component of the project owns a 33.3% interest in the entity owning the land and infrastructure of the project.
(3) This property is not in operation and consists of assembled land.
(4) Represents the Company's effective ownership interest. The Company has a 25.0% interest in the 300 Billerica Road property and a 39.5% interest in the Mountain View Research and Technology Park properties.
(5) Two of the three Annapolis Junction land parcels are undeveloped land.

Certain of the Company's joint venture agreements include provisions whereby, at certain specified times, each partner has the right to initiate a purchase or sale of its interest in the joint ventures at an agreed upon fair value. Under these provisions, the Company is not compelled to purchase the interest of its outside joint venture partners.

The combined summarized financial information of the unconsolidated joint ventures is as follows (in thousands):

Balance Sheets	December 31, 2010	December 31, 2009
Real estate and development in process, net	$5,028,851	$5,149,868
Other assets	749,308	760,001
Total assets	$5,778,159	$5,909,869
Mortgage and Notes payable	$3,151,220	$3,217,893
Other liabilities	969,082	1,071,904
Members'/Partners' equity	1,657,857	1,620,072
Total liabilities and members'/partners' equity	$5,778,159	$5,909,869
Company's share of equity	$ 924,235	$ 927,184
Basis differential(1)	(156,983)	(163,548)
Carrying value of the Company's investments in unconsolidated joint ventures	$ 767,252	$ 763,636

(1) This amount represents the aggregate difference between the Company's historical cost basis and the basis reflected at the joint venture level, which is typically amortized over the life of the related assets and liabilities. Basis differentials occur from impairment of investments and upon the transfer of assets that were previously owned by the Company into a joint venture. In addition, certain acquisition, transaction and other costs may not be reflected in the net assets at the joint venture level.

Statements of Operations	Year Ended December 31, 2010	2009	2008
		(in thousands)	
Total revenue(1)	$ 607,915	$ 595,533	$ 363,168
Expenses			
Operating	175,309	163,209	101,670
Depreciation and amortization	215,533	232,047	144,712
Total expenses	390,842	395,256	246,382
Operating income	217,073	200,277	116,786
Other income (expense)			
Interest expense	(235,723)	(232,978)	(139,154)
Gains (losses) from early extinguishments of debt	17,920	—	(152)
Loss on guarantee obligation	(3,800)	—	—
Impairment losses	—	(24,568)	(40,570)
Net loss	$ (4,530)	$ (57,269)	$ (63,090)
Company's share of net loss	$ (5,691)	$ (22,197)	$ (30,910)
Impairment losses on investments	—	(9,385)	(168,040)
Gain on sale of investment	572	—	—
Basis differential	6,565	11,299	—
Elimination of inter-entity interest on partner loan	35,328	32,341	16,932
Income (loss) from unconsolidated joint ventures	$ 36,774	$ 12,058	$(182,018)

(1) Includes straight-line rent adjustments of $24.5 million, $28.0 million and $14.9 million for the years ended December 31, 2010, 2009 and 2008, respectively. Includes net "above" and "below" market rent adjustments of $132.1 million, $157.5 million and $91.7 million for the years ended December 31, 2010, 2009 and 2008, respectively.

On March 1, 2010, a joint venture in which the Company has a 60% interest refinanced at maturity its mortgage loan collateralized by 125 West 55th Street located in New York City. The mortgage loan totaling $200.0 million bore interest at a fixed rate of 5.75% per annum. The new mortgage loan totaling $207.0 million bears interest at a fixed rate of 6.09% per annum and was scheduled to mature on March 10, 2015. On July 23, 2010, the joint venture modified the mortgage loan by extending the maturity date of the loan to March 10, 2020. All other terms of the mortgage loan remain unchanged. In connection with the new mortgage loan, the Company has guaranteed the joint venture's obligation to fund an escrow related to certain lease rollover costs in lieu of an initial cash deposit for the full amount. The maximum funding obligation under the guarantee was $21.3 million. At closing, the joint venture funded a $10.0 million cash deposit into the escrow account and the remaining $11.3 million will be further reduced with scheduled monthly deposits into the escrow account from operating cash flows. As of December 31, 2010, the maximum funding obligation under the guarantee was approximately $7.2 million. The Company earns a fee from the joint venture for providing the guarantee and has an agreement with the outside partners to reimburse the joint venture for their share of any payments made under the guarantee. In addition, on February 25, 2010, the joint venture repaid outstanding mezzanine loans totaling $63.5 million utilizing available cash and cash contributions from the joint venture's partners on a pro rata basis. The mezzanine loans bore interest at a weighted-average fixed rate of approximately 7.81% per annum and were scheduled to mature on March 1, 2010.

On April 1, 2010, the Company acquired a 30% interest in a joint venture entity that owns 500 North Capitol Street, NW located in Washington, DC. 500 North Capitol Street is an approximately 176,000 net rentable square foot office property that is fully-leased to a single tenant through March 25, 2011. On April 1, 2010, the joint venture entity refinanced at maturity the mortgage loan collateralized by the property totaling approximately $26.8 million. The new mortgage loan totaling $22.0 million bears interest at a variable rate equal to the greater of (1) the prime rate, as defined in the loan agreement, or (2) 5.75% per annum. The loan currently bears interest at 5.75% per annum and matures on March 31, 2013. The Company's investment in the joint venture totaling approximately $1.9 million was financed with cash contributions to the venture totaling approximately $1.4 million and the issuance to the seller of 5,906 OP Units.

On April 9, 2010, a joint venture in which the Company has a 60% interest refinanced its mortgage loan collateralized by Two Grand Central Tower located in New York City. The previous mortgage loan totaling $190.0 million bore interest at a fixed rate of 5.10% per annum and was scheduled to mature on July 11, 2010. The new mortgage loan totaling $180.0 million bears interest at a fixed rate of 6.00% per annum and matures on April 10, 2015. In connection with the refinancing, the joint venture repaid $10.0 million of the previous mortgage loan utilizing cash contributions from the joint venture's partners on a pro rata basis.

On April 16, 2010, a joint venture in which the Company has a 51% interest refinanced its mortgage loan collateralized by Metropolitan Square located in Washington, DC. The previous mortgage loan totaling approximately $123.6 million bore interest at a fixed rate of 8.23% per annum and was scheduled to mature on May 1, 2010. The new mortgage loan totaling $175.0 million bears interest at a fixed rate of 5.75% per annum and matures on May 5, 2020. On April 26, 2010, the joint venture distributed excess loan proceeds to the partners totaling approximately $49.0 million, of which the Company's share was approximately $25.0 million.

On June 15, 2010, a joint venture in which the Company has a 50% interest repaid the mortgage loan collateralized by land parcels at its site at Eighth Avenue and 46th Street in New York City utilizing cash contributions from the joint venture's partners on a pro rata basis. In addition, the joint venture completed an exchange of land parcels with a third party and received land parcels and development rights valued at approximately $6.4 million in exchange for a land parcel valued at approximately $5.4 million and cash of approximately $1.0 million.

On September 12, 2010, a joint venture in which the Company has a 50% interest exercised its right to extend the maturity date of its mortgage loan collateralized by Annapolis Junction located in Annapolis,

Maryland. The mortgage loan totaling $42.7 million now matures on September 12, 2011 and bears interest at a variable rate equal to LIBOR plus 1.00% per annum. The mortgage loan includes an additional one-year extension option, subject to certain conditions. All other terms of the mortgage loan remain unchanged.

On September 20, 2010, a joint venture in which the Company has a 50% interest refinanced its mortgage loan collateralized by Market Square North located in Washington, DC. The previous mortgage loan totaling approximately $81.1 million bore interest at a fixed rate of 7.70% per annum and was scheduled to mature on December 19, 2010. The new mortgage loan totaling $130.0 million bears interest at a fixed rate of 4.85% per annum and matures on October 1, 2020. On October 22, 2010, the joint venture distributed excess loan proceeds to the partners totaling approximately $40.8 million, of which the Company's share was approximately $20.4 million.

On October 21, 2010, the Company's Value-Added Fund conveyed the fee simple title to its One and Two Circle Star Way properties and paid $3.8 million to the lender in satisfaction of its outstanding obligations under the existing mortgage loan and guarantee. The Company's Value-Added Fund recognized a net gain on early extinguishment of debt totaling approximately $17.9 million. The Company had previously recognized impairment losses on its investment in the Value-Added Fund. The mortgage loan had an outstanding principal amount of $42.0 million, bore interest at a fixed rate of 6.57% per annum and was scheduled to mature on September 1, 2013.

On December 23, 2010, the Company sold its 5.0% equity interest in its unconsolidated joint venture entity that owned the retail portion of the Wisconsin Place mixed-use property for approximately $1.4 million of cash, resulting in the recognition of a gain of approximately $0.6 million, which amount is included within income (loss) from unconsolidated joint ventures within the Company's Consolidated Statements of Operations.

6. Mortgage Notes Payable

The Company had outstanding mortgage notes payable totaling approximately $3.0 billion and $2.6 billion as of December 31, 2010 and 2009, respectively, each collateralized by one or more buildings and related land included in real estate assets. The mortgage notes payable are generally due in monthly installments and mature at various dates through August 1, 2021.

Fixed rate mortgage notes payable totaled approximately $2.7 billion and $2.2 billion at December 31, 2010 and 2009, respectively, with contractual interest rates ranging from 5.55% to 7.75% per annum at December 31, 2010 and 5.55% to 8.13% per annum at December 31, 2009 (with weighted-averages of 6.18% and 6.45% at December 31, 2010 and 2009, respectively).

Variable rate mortgage notes payable (including construction loans payable) totaled approximately $317.5 million and $393.4 million at December 31, 2010 and 2009, respectively, with interest rates ranging from 0.30% to 2.20% above the London Interbank Offered Rate ("LIBOR")/Eurodollar at December 31, 2010 and ranging from 1.00% to 3.85% above LIBOR at December 31, 2009. As of December 31, 2010 and 2009, the LIBOR rate was 0.26% and 0.23%, respectively.

On June 15, 2010, the Company used available cash to repay the mortgage loan collateralized by its Eight Cambridge Center property located in Cambridge, Massachusetts totaling approximately $22.6 million. The mortgage loan bore interest at a fixed rate of 7.73% per annum and was scheduled to mature on July 15, 2010. There was no prepayment penalty.

On July 1, 2010, the Company used available cash to repay the mortgage loans collateralized by its 202, 206 & 214 Carnegie Center properties located in Princeton, New Jersey totaling approximately $55.8 million. The mortgage loans bore interest at a fixed rate of 8.13% per annum and were scheduled to mature on October 1, 2010. There were no prepayment penalties.

On August 1, 2010, the Company modified the mortgage loan collateralized by its Reservoir Place property located in Waltham, Massachusetts. The mortgage loan totaling $50.0 million bore interest at a variable rate equal to LIBOR plus 3.85% per annum and matures on July 30, 2014. The modification reduced the interest rate to a variable rate equal to Eurodollar plus 2.20% per annum. All other terms of the mortgage loan remain unchanged.

On September 24, 2010, in connection with the acquisition of 510 Madison Avenue in New York City, the Company assumed the mortgage loan totaling approximately $202.6 million and at closing caused the assignment of the mortgage to a new lender and subsequently increased the amount borrowed to $267.5 million. This amount is fully secured by cash deposits included within "Cash Held in Escrows" in the Company's Consolidated Balance Sheets. The mortgage financing bears interest at a variable rate equal to LIBOR plus 0.30% per annum and matures on February 24, 2012.

On October 1, 2010, the Company modified its construction loan facility collateralized by its Atlantic Wharf development project in Boston, Massachusetts. The construction loan facility bears interest at a variable rate equal to LIBOR plus 3.00% per annum and matures on April 21, 2012 with two, one-year extension options, subject to certain conditions. The modification consisted of releasing from collateral the residential component and ground floor retail included in the "Russia Building" and reducing the loan commitment from $215.0 million to $192.5 million. All other terms of the mortgage loan remain unchanged. The Company has not drawn any amounts under the facility.

On October 20, 2010, the Company used available cash to repay the mortgage loan collateralized by its South of Market property located in Reston, Virginia totaling approximately $188.0 million. The mortgage loan bore interest at a variable rate equal to LIBOR plus 1.00% per annum and was scheduled to mature on November 21, 2010. There was no prepayment penalty.

On October 20, 2010, the Company used available cash to repay the mortgage loan collateralized by its Democracy Tower property located in Reston, Virginia totaling approximately $59.8 million. The mortgage loan bore interest at a variable rate equal to LIBOR plus 1.75% per annum and was scheduled to mature on December 19, 2010. There was no prepayment penalty.

On November 1, 2010, the Company used available cash to repay the mortgage loan collateralized by its 10 & 20 Burlington Mall Road property located in Burlington, Massachusetts and 91 Hartwell Avenue property located in Lexington, Massachusetts totaling approximately $32.8 million. The mortgage loan bore interest at a fixed rate of 7.25% per annum and was scheduled to mature on October 1, 2011. The Company paid a prepayment penalty totaling approximately $0.3 million associated with the repayment.

On November 1, 2010, the Company used available cash to repay the mortgage loan collateralized by its 1330 Connecticut Avenue property located in Washington, DC totaling approximately $45.0 million. The mortgage loan bore interest at a fixed rate of 7.58% per annum and was scheduled to mature on February 26, 2011. There was no prepayment penalty.

On December 23, 2010, the Company used available cash to repay the mortgage loan collateralized by its Wisconsin Place Office property totaling approximately $97.2 million. The mortgage loan bore interest at a variable rate equal to LIBOR plus 1.10% per annum and was scheduled to mature on January 29, 2011. There was no prepayment penalty.

On December 29, 2010, in connection with the Company's acquisition of the John Hancock Tower and Garage in Boston, Massachusetts, the Company assumed the mortgage loan collateralized by the property totaling approximately $640.5 million. The assumed debt is a securitized senior mortgage loan that requires interest-only payments with a balloon payment due at maturity. Pursuant to the provisions of ASC 805, the assumed mortgage loan, which bears contractual interest at a fixed rate of 5.68% per annum and matures on January 6, 2017, was recorded at its fair value of approximately $663.4 million using an effective interest rate of 5.00% per annum.

Six mortgage loans totaling approximately $883.4 million at December 31, 2010 and six mortgage loans totaling approximately $295.0 million at December 31, 2009 have been accounted for at their fair values on the date the mortgage loans were assumed. The impact of recording the mortgage loans at fair value resulted in a decrease to interest expense of $3.8 million, $4.1 million and $4.3 million for the years ended December 31, 2010, 2009 and 2008, respectively. The cumulative liability related to the fair value adjustments was $27.7 million and $9.1 million at December 31, 2010 and 2009, respectively, and is included in mortgage notes payable in the Consolidated Balance Sheets.

Contractual aggregate principal payments of mortgage notes payable at December 31, 2010 are as follows:

	Principal Payments (in thousands)
2011	$ 471,818
2012	372,929
2013	101,289
2014	125,264
2015	14,312
Thereafter	1,934,278
Total aggregate principal payments	3,019,890
Unamortized balance of historical fair value adjustments	27,696
Total carrying value of mortgage notes payable	$3,047,586

7. Unsecured Senior Notes

The following summarizes the unsecured senior notes outstanding as of December 31, 2010 (dollars in thousands):

	Coupon/ Stated Rate	Effective Rate(1)	Principal Amount	Maturity Date(2)
10 Year Unsecured Senior Notes	6.250%	6.381%	$ 182,432	January 15, 2013
10 Year Unsecured Senior Notes	6.250%	6.291%	42,568	January 15, 2013
12 Year Unsecured Senior Notes	5.625%	5.693%	300,000	April 15, 2015
12 Year Unsecured Senior Notes	5.000%	5.194%	250,000	June 1, 2015
10 Year Unsecured Senior Notes	5.875%	5.967%	700,000	October 15, 2019
10 Year Unsecured Senior Notes	5.625%	5.708%	700,000	November 15, 2020
10 Year Unsecured Senior Notes	4.125%	4.289%	850,000	May 15, 2021
Total principal			3,025,000	
Net unamortized discount			(8,402)	
Total			$3,016,598	

(1) Yield on issuance date including the effects of discounts on the notes.

(2) No principal amounts are due prior to maturity.

On April 19, 2010, the Company's Operating Partnership completed a public offering of $700.0 million in aggregate principal amount of its 5.625% senior notes due 2020. The notes were priced at 99.891% of the principal amount to yield 5.708% to maturity. The aggregate net proceeds to the Operating Partnership, after deducting underwriter discounts and offering expenses, were approximately $693.5 million. The notes mature on November 15, 2020, unless earlier redeemed. On April 7, 2010, in connection with the offering, the Company entered into two treasury lock agreements to fix the 10-year U.S. Treasury rate (which was used as a reference security in pricing) at 3.873% per annum on notional amounts aggregating $350.0 million. The Company subsequently cash-settled the treasury lock agreements and received approximately $0.4 million, which amount will be recognized as a reduction to the Company's interest expense over the term of the notes.

On November 18, 2010, the Company's Operating Partnership completed a public offering of $850.0 million in aggregate principal amount of its 4.125% senior notes due 2021. The notes were priced at 99.26% of the principal amount to yield 4.289% to maturity. The aggregate net proceeds to the Operating Partnership, after deducting underwriter discounts and offering expenses, were approximately $836.9 million. The notes mature on May 15, 2021, unless earlier redeemed.

On December 12, 2010, the Company's Operating Partnership completed the redemption of $700.0 million in aggregate principal amount of its 6.25% senior notes due 2013. The redemption price was determined in accordance with the applicable indenture and was approximately $793.1 million. The redemption price included approximately $17.9 million of accrued and unpaid interest to, but not including, the redemption date. Excluding such accrued and unpaid interest, the redemption price was approximately 110.75% of the principal amount being redeemed. In addition, on November 29, 2010, the Company entered into two treasury lock agreements to fix the yield on the U.S. Treasury issue used in determining the redemption price on notional amounts aggregating $700.0 million. On December 9, 2010, the Company cash-settled the treasury lock agreements and paid approximately $2.1 million. As a result of the payment of the redemption premium, the settlement of the treasury locks and the write-off of deferred financing costs, the Company recognized an aggregate loss on early extinguishment of debt of approximately $79.3 million. Following the partial redemption, there is an aggregate of $225.0 million of the notes outstanding.

The indenture relating to the unsecured senior notes contains certain financial restrictions and requirements, including (1) a leverage ratio not to exceed 60%, (2) a secured debt leverage ratio not to exceed 50%, (3) an interest coverage ratio of greater than 1.50, and (4) an unencumbered asset value of not less than 150% of unsecured debt. At December 31, 2010 and 2009, the Company was in compliance with each of these financial restrictions and requirements.

8. Unsecured Exchangeable Senior Notes

The following summarizes the unsecured exchangeable senior notes outstanding as of December 31, 2010 (dollars in thousands):

	Coupon/ Stated Rate	Effective Rate(1)	Exchange Rate	Principal Amount	First Optional Redemption Date by Company	Maturity Date
3.625% Exchangeable Senior Notes	3.625%	4.037%	8.5051(2)	$ 747,500	N/A	February 15, 2014
2.875% Exchangeable Senior Notes	2.875%	3.462%	7.0430(3)	626,194	February 20, 2012(4)	February 15, 2037
3.750% Exchangeable Senior Notes	3.750%	3.787%	10.0066(5)	450,000	May 18, 2013(6)	May 15, 2036
Total principal				1,823,694		
Net unamortized discount				(8,249)		
Adjustment for the equity component allocation, net of accumulated amortization				(93,628)		
Total				$1,721,817		

(1) Yield on issuance date including the effects of discounts on the notes but excluding the effects of the adjustment for the equity component allocation.

(2) The initial exchange rate is 8.5051 shares per $1,000 principal amount of the notes (or an initial exchange price of approximately $117.58 per share of Boston Properties, Inc.'s common stock). In addition, the Company entered into capped call transactions with affiliates of certain of the initial purchasers, which are

intended to reduce the potential dilution upon future exchange of the notes. The capped call transactions were intended to increase the effective exchange price to the Company of the notes from $117.58 to approximately $137.17 per share (subject to adjustment), representing an overall effective premium of approximately 40% over the closing price on August 13, 2008 of $97.98 per share of Boston Properties, Inc.'s common stock. The net cost of the capped call transactions was approximately $44.4 million. As of December 31, 2010, the effective exchange price was $135.85 per share.

(3) In connection with the special distribution of $5.98 per share of Boston Properties, Inc.'s common stock declared on December 17, 2007, the exchange rate was adjusted from 6.6090 to 7.0430 shares per $1,000 principal amount of notes effective as of December 31, 2007, resulting in an exchange price of approximately $141.98 per share of Boston Properties, Inc.'s common stock.

(4) Holders may require the Operating Partnership to repurchase the notes for cash on February 15, 2012, 2017, 2022, 2027 and 2032 and at any time prior to their maturity upon a fundamental change, in each case at a price equal to 100% of the principal amount of the notes being repurchased plus any accrued and unpaid interest up to, but excluding, the repurchase date.

(5) In connection with the special distribution of $5.98 per share of Boston Properties, Inc.'s common stock declared on December 17, 2007, the exchange rate was adjusted from 9.3900 to 10.0066 shares per $1,000 principal amount of notes effective as of December 31, 2007, resulting in an exchange price of approximately $99.93 per share of Boston Properties, Inc.'s common stock.

(6) Holders may require the Operating Partnership to repurchase the notes for cash on May 18, 2013 and May 15, 2016, 2021, 2026 and 2031 and at any time prior to their maturity upon a fundamental change, in each case at a price equal to 100% of the principal amount of the notes being repurchased plus any accrued and unpaid interest up to, but excluding, the repurchase date.

ASC 470-20 (formerly known as FSP No. APB 14-1) requires the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) to be separately accounted for in a manner that reflects the issuer's nonconvertible debt borrowing rate. ASC 470-20 requires that the initial proceeds from the sale of the Operating Partnership's $862.5 million of 2.875% exchangeable senior notes due 2037, $450.0 million of 3.75% exchangeable senior notes due 2036 and $747.5 million of 3.625% exchangeable senior notes due 2014 be allocated between a liability component and an equity component in a manner that reflects interest expense at the interest rate of similar nonconvertible debt that could have been issued by the Operating Partnership at such time. The Company measured the fair value of the debt components of the 2.875%, 3.75% and 3.625% exchangeable senior notes for the periods presented based on effective interest rates of 5.630%, 5.958% and 6.555%, respectively. The aggregate carrying amount of the debt component was approximately $1.72 billion and $1.90 billion (net of the ASC 470-20 adjustment of approximately $93.6 million and $140.4 million) at December 31, 2010 and December 31, 2009, respectively. As a result, the Company attributed an aggregate of approximately $230.3 million of the proceeds to the equity component of the notes, which represents the excess proceeds received over the fair value of the notes at the date of issuance. The equity component of the notes has been reflected within Additional Paid-in Capital in the Consolidated Balance Sheets. The Company reclassified approximately $1.0 million of deferred financing costs to Additional Paid-in Capital, which represented the costs attributable to the equity components of the notes. The carrying amount of the equity component was approximately $228.8 million and $229.3 million at December 31, 2010 and December 31, 2009, respectively. The resulting debt discount will be amortized over the period during which the debt is expected to be outstanding (i.e., through the first optional redemption dates or, in the case of the 2014 notes, the maturity date) as additional non-cash interest expense. The additional non-cash interest expense attributable to each debt security will increase in subsequent reporting periods through the first optional redemption date (or, in the case of the 2014 notes, the maturity date) as the debt accretes to its par value over the same period. The aggregate contractual interest expense was approximately $69.0 million, $74.4 million and $56.4 million for the years ended December 31, 2010, 2009 and 2008, respectively. As a result of applying ASC 470-20, the Company reported additional non-cash interest expense of approximately $38.3 million, $38.6 million and $27.8 million for the years ended December 31, 2010, 2009 and 2008, respectively. ASC 470-20 requires companies to retrospectively apply the requirements of the pronouncement to all periods presented. As a result, the revised diluted earnings per share reflect a reduction of $0.16 for the year ended December 31, 2008.

During the year ended December 31, 2010, the Company's Operating Partnership repurchased approximately $236.3 million aggregate principal amount of its 2.875% exchangeable senior notes due 2037, which the holders may require the Operating Partnership to repurchase in February 2012, for approximately $236.6 million. The repurchased notes had an aggregate allocated liability and equity value of approximately $225.7 million and $0.4 million, respectively, at the time of repurchase resulting in the recognition of a loss on early extinguishment of debt of approximately $10.5 million during the year ended December 31, 2010. There remains an aggregate of approximately $626.2 million of these notes outstanding.

9. Unsecured Line of Credit

On June 6, 2008, the Company's Operating Partnership utilized an accordion feature under its unsecured revolving credit facility (the "Unsecured Line of Credit") with a consortium of lenders to increase the current lenders' total commitment under the Unsecured Line of Credit from $605.0 million to $923.3 million. On July 21, 2008, the Company's Operating Partnership further increased the total commitment from $923.3 million to $1.0 billion. All other material terms under the facility remain unchanged. The Company's Unsecured Line of Credit bears interest at a variable interest rate equal to Eurodollar plus 0.475% per annum and matured on August 3, 2010, with a provision for a one-year extension at the option of the Company, subject to certain conditions. Effective as of August 3, 2010, the maturity date under the Unsecured Line of Credit was extended to August 3, 2011. All other terms of the unsecured revolving credit facility remain unchanged. The Unsecured Line of Credit is a recourse obligation of the Company's Operating Partnership. Under the Unsecured Line of Credit, a facility fee equal to 0.125% per annum is payable in quarterly installments. The interest rate and facility fee are subject to adjustment in the event of a change in the Operating Partnership's unsecured debt ratings. The Unsecured Line of Credit involves a syndicate of lenders. The Unsecured Line of Credit contains a competitive bid option that allows banks that are part of the lender consortium to bid to make loan advances to the Company at a negotiated LIBOR-based rate. There were no amounts outstanding on the Unsecured Line of Credit at December 31, 2010 and 2009. There were no amounts drawn on the Unsecured Line of Credit during the year ended December 31, 2010. The weighted-average balance outstanding was approximately $45.2 million during the year ended December 31, 2009 with a weighted-average interest rate on amounts outstanding of approximately 0.95% per annum during the year ended December 31, 2009.

The terms of the Unsecured Line of Credit require that the Company maintain a number of customary financial and other covenants on an ongoing basis, including: (1) a leverage ratio not to exceed 60%, however, the leverage ratio may increase to no greater than 65% provided that it is reduced back to 60% within 180 days, (2) a secured debt leverage ratio not to exceed 55%, (3) a fixed charge coverage ratio of at least 1.40, (4) an unsecured debt leverage ratio not to exceed 60%, however, the unsecured debt leverage ratio may increase to no greater than 65% provided that it is reduced back to 60% within 180 days, (5) a minimum net worth requirement, (6) an unsecured debt interest coverage ratio of at least 1.75 and (7) limitations on permitted investments, development, partially owned entities, business outside of commercial real estate and commercial non-office properties. At December 31, 2010 and 2009, the Company was in compliance with each of these financial and other covenant requirements.

10. Commitments and Contingencies

General

In the normal course of business, the Company guarantees its performance of services or indemnifies third parties against its negligence.

The Company has letter of credit and performance obligations of approximately $27.0 million related to lender and development requirements.

Certain of the Company's joint venture agreements include provisions whereby, at certain specified times, each partner has the right to initiate a purchase or sale of its interest in the joint ventures. Under these provisions, the Company is not compelled to purchase the interest of its outside joint venture partners.

In connection with the assumption of the General Motors Building's secured loan by the Company's unconsolidated joint venture, 767 Venture, LLC, the Company guaranteed the unconsolidated joint venture's obligation to fund various escrows, including tenant improvements, taxes and insurance in lieu of cash deposits. As of December 31, 2010, the maximum funding obligation under the guarantee was approximately $24.0 million. The Company earns a fee from the joint venture for providing the guarantee and has an agreement with the outside partners to reimburse the joint venture for their share of any payments made under the guarantee. In connection with the refinancing of the 125 West 55th Street property's secured loan by the Company's unconsolidated joint venture, 125 West 55th Street Venture LLC, the Company has guaranteed the unconsolidated joint venture's obligation to fund an escrow related to certain lease rollover costs in lieu of an initial cash deposit for the full amount. The maximum funding obligation under the guarantee was $21.3 million. At closing, the joint venture funded a $10.0 million cash deposit into the escrow account and the remaining $11.3 million will be further reduced with scheduled monthly deposits into the escrow account from operating cash flows. As of December 31, 2010, the maximum funding obligation under the guarantee was approximately $7.2 million. The Company earns a fee from the joint venture for providing the guarantee and has an agreement with the outside partners to reimburse the joint venture for their share of any payments made under the guarantee. In connection with the mortgage financing collateralized by the Company's One Freedom Square property located in Reston, Virginia, the Company has agreed to guarantee approximately $7.9 million related to its obligation to provide funds for certain tenant re-leasing costs. From time to time, the Company (or the applicable joint venture) has also agreed to guarantee portions of the principal, interest or other amounts in connection with other unconsolidated joint venture borrowings. In addition to the financial guarantees referenced above, the Company has agreed to customary environmental indemnifications and nonrecourse carve-outs (e.g., guarantees against fraud, misrepresentation and bankruptcy) on certain of its unconsolidated joint venture loans.

Concentrations of Credit Risk

Management of the Company performs ongoing credit evaluations of tenants and may require tenants to provide some form of credit support such as corporate guarantees and/or other financial guarantees. Although the Company's properties are geographically diverse and the tenants operate in a variety of industries, to the extent the Company has a significant concentration of rental revenue from any single tenant, the inability of that tenant to make its lease payments could have an adverse effect on the Company.

Some potential losses are not covered by insurance.

The Company carries insurance coverage on its properties of types and in amounts and with deductibles that it believes are in line with coverage customarily obtained by owners of similar properties. In response to the uncertainty in the insurance market following the terrorist attacks of September 11, 2001, the Federal Terrorism Risk Insurance Act (as amended, "TRIA") was enacted in November 2002 to require regulated insurers to make available coverage for "certified" acts of terrorism (as defined by the statute). The expiration date of TRIA was extended to December 31, 2014 by the Terrorism Risk Insurance Program Reauthorization Act of 2007 ("TRIPRA"). Currently, the Company's property insurance program per occurrence limits are $1.0 billion for its portfolio insurance program, including coverage for acts of terrorism certified under TRIA other than nuclear, biological, chemical or radiological terrorism ("Terrorism Coverage"). The Company currently insures certain properties, including the General Motors Building located at 767 Fifth Avenue in New York, New York ("767 Fifth Avenue"), in separate stand alone insurance programs. The property insurance program per occurrence limits for 767 Fifth Avenue are $1.625 billion, including Terrorism Coverage, with $1.375 billion of Terrorism Coverage in excess of $250 million being provided by NYXP, LLC ("NYXP"), as a direct insurer. The Company also currently carries nuclear, biological, chemical and radiological terrorism insurance coverage for acts of terrorism certified under TRIA ("NBCR Coverage"), which is provided by IXP, LLC ("IXP") as a direct insurer, for the properties in our portfolio, including 767 Fifth Avenue, but excluding the properties owned by the Company's Value-Added Fund and certain other properties owned in joint ventures with third parties or which we manage. The per occurrence limit for NBCR Coverage is $1.0 billion. Under TRIA, after the payment of the required deductible and coinsurance, the NBCR Coverage provided by IXP and the Terrorism Coverage provided by NYXP are backstopped by the Federal Government if the aggregate industry insured losses resulting from a certified act of terrorism exceed a "program trigger." The program trigger is $100 million and the coinsurance is 15%. Under TRIPRA, if the Federal Government pays out for a loss under TRIA, it is mandatory that the Federal Government recoup the full amount of the loss from insurers offering TRIA coverage after the payment of the loss pursuant to a formula in TRIPRA. The Company may elect to terminate the NBCR Coverage if the Federal Government seeks recoupment for losses paid under TRIA, if there is a change in its portfolio or for any other reason. The Company intends to continue to monitor the scope, nature and cost of available terrorism insurance and maintain insurance in amounts and on terms that are commercially reasonable.

The Company also currently carries earthquake insurance on its properties located in areas known to be subject to earthquakes in an amount and subject to self-insurance that the Company believes are commercially reasonable. In addition, this insurance is subject to a deductible in the amount of 5% of the value of the affected property. Specifically, the Company currently carries earthquake insurance which covers its San Francisco region with a $120 million per occurrence limit and a $120 million annual aggregate limit, $20 million of which is provided by IXP, as a direct insurer. The amount of the Company's earthquake insurance coverage may not be sufficient to cover losses from earthquakes. In addition, the amount of earthquake coverage could impact the Company's ability to finance properties subject to earthquake risk. The Company may discontinue earthquake insurance on some or all of its properties in the future if the premiums exceed the Company's estimation of the value of the coverage.

IXP, a captive insurance company which is a wholly-owned subsidiary of the Company, acts as a direct insurer with respect to a portion of the Company's earthquake insurance coverage for its Greater San Francisco properties and the Company's NBCR Coverage. NYXP, a captive insurance company which is a wholly-owned subsidiary of the Company, acts as a direct insurer with respect to a portion of the Company's Terrorism Coverage for 767 Fifth Avenue. Currently, NYXP only insures losses which exceed the program trigger under TRIA and NYXP reinsures with a third-party insurance company any coinsurance payable under TRIA. Insofar as the Company owns IXP and NYXP, it is responsible for their liquidity and capital resources, and the accounts of IXP and NYXP are part of the Company's consolidated financial statements. In particular, if a loss occurs which is covered by the Company's NBCR Coverage but is less than the applicable program trigger under TRIA, IXP would be responsible for the full amount of the loss without any backstop by the Federal Government. IXP and NYXP would also be responsible for any recoupment charges by the Federal Government in the event losses are paid out and their insurance policies are maintained after the payout by the Federal Government. If the Company experiences a loss and IXP or NYXP are required to pay under their insurance policies, the Company would ultimately record the loss to the extent of the required payment. Therefore, insurance coverage provided by IXP and NYXP should not be considered as the equivalent of third-party insurance, but rather as a modified form of self-insurance.

The mortgages on the Company's properties typically contain requirements concerning the financial ratings of the insurers who provide policies covering the property. The Company provides the lenders on a regular basis with the identity of the insurance companies in the Company's insurance programs. The ratings of some of the Company's insurers are below the rating requirements in some of the Company's loan agreements and the lenders for these loans could attempt to claim an event of default has occurred under the loan. The Company believes it could obtain insurance with insurers which satisfy the rating requirements. Additionally, in the future, the Company's ability to obtain debt financing secured by individual properties, or the terms of such financing, may be adversely affected if lenders generally insist on ratings for insurers which are difficult to obtain or which result in a commercially unreasonable premium. There can be no assurance that a deficiency in the financial ratings of one or more of the Company's insurers will not have a material adverse effect on the Company.

The Company continues to monitor the state of the insurance market in general, and the scope and costs of coverage for acts of terrorism and California earthquake risk in particular, but the Company cannot anticipate what coverage will be available on commercially reasonable terms in future policy years. There are other types of losses, such as from wars or the presence of mold at the Company's properties, for which the Company cannot obtain insurance at all or at a reasonable cost. With respect to such losses and losses from acts of terrorism, earthquakes or other catastrophic events, if the Company experiences a loss that is uninsured or that exceeds policy limits, the Company could lose the capital invested in the damaged properties, as well as the anticipated future revenues from those properties. Depending on the specific circumstances of each affected property, it is possible that the Company could be liable for mortgage indebtedness or other obligations related to the property. Any such loss could materially and adversely affect the Company's business and financial condition and results of operations.

Legal Matters

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Company.

State and Local Tax Matters

Because the Company is organized and qualifies as a REIT, it is generally not subject to federal income taxes, but is subject to certain state and local taxes. In the normal course of business, certain entities through which the Company owns real estate either have undergone, or are currently undergoing, tax audits. Although the Company believes that it has substantial arguments in favor of its positions in the ongoing audits, in some instances there is no controlling precedent or interpretive guidance on the specific point at issue. Collectively, tax deficiency notices received to date from the jurisdictions conducting the ongoing audits have not been material. However, there can be no assurance that future audits will not occur with increased frequency or that the ultimate result of such audits will not have a material adverse effect on the Company's results of operations.

Environmental Matters

It is the Company's policy to retain independent environmental consultants to conduct or update Phase I environmental assessments (which generally do not involve invasive techniques such as soil or ground water sampling) and asbestos surveys in connection with the Company's acquisition of properties. These pre-purchase environmental assessments have not revealed environmental conditions that the Company believes will have a material adverse effect on its business, assets, financial condition, results of operations or liquidity, and the Company is not otherwise aware of environmental conditions with respect to its properties that the Company believes would have such a material adverse effect. However, from time to time environmental conditions at the Company's properties have required and may in the future require environmental testing and/or regulatory filings, as well as remedial action.

In February 1999, the Company (through a joint venture) acquired from Exxon Corporation a property in Massachusetts that was formerly used as a petroleum bulk storage and distribution facility and was known by the state regulatory authority to contain soil and groundwater contamination. The Company developed an office park on the property. The Company engaged a specially licensed environmental consultant to oversee the management of contaminated soil and groundwater that was disturbed in the course of construction. Under the property acquisition agreement, Exxon agreed to (1) bear the liability arising from releases or discharges of oil and hazardous substances which occurred at the site prior to the Company's ownership, (2) continue monitoring and/or remediating such releases and discharges as necessary and appropriate to comply with applicable requirements, and (3) indemnify the Company for certain losses arising from preexisting site conditions. Any indemnity claim may be subject to various defenses, and there can be no assurance that the amounts paid under the indemnity, if any, would be sufficient to cover the liabilities arising from any such releases and discharges.

Environmental investigations at some of the Company's properties and certain properties owned by affiliates of the Company have identified groundwater contamination migrating from off-site source properties. In each case the Company engaged a licensed environmental consultant to perform the necessary investigations and assessments and to prepare any required submittals to the regulatory authorities. In each case the environmental consultant concluded that the properties qualify under the regulatory program or the regulatory practice for a status which eliminates certain deadlines for conducting response actions at a site. The Company also believes that these properties qualify for liability relief under certain statutory provisions or regulatory practices regarding upgradient releases. Although the Company believes that the current or former owners of the upgradient source properties may bear responsibility for some or all of the costs of addressing the identified groundwater contamination, the Company will take such further response actions (if any) that it deems necessary or advisable. Other than periodic testing at some of these properties, no such additional response actions are anticipated at this time.

Some of the Company's properties and certain properties owned by the Company's affiliates are located in urban, industrial and other previously developed areas where fill or current or historical uses of the areas have caused site contamination. Accordingly, it is sometimes necessary to institute special soil and/or groundwater handling procedures and/or include particular building design features in connection with development, construction and other property operations in order to achieve regulatory closure and/or ensure that contaminated materials are addressed in an appropriate manner. In these situations it is the Company's practice to investigate the nature and extent of detected contamination and estimate the costs of required response actions and special handling procedures. The Company then uses this information as part of its decision-making process with respect to the acquisition and/or development of the property. For example, the Company owns a parcel in Massachusetts which was formerly used as a quarry/asphalt batching facility. Pre-purchase testing indicated that the site contained relatively low levels of certain contaminants. The Company has developed an office park on this property. Prior to and during redevelopment activities, the Company engaged a specially licensed environmental consultant to monitor environmental conditions at the site and prepare necessary regulatory submittals based on the results of an environmental risk characterization. A submittal has been made to the regulatory authorities in order to achieve regulatory closure at this site. The submittal included an environmental deed restriction that mandates compliance with certain protective measures in a portion of the site where low levels of residual soil contamination have been left in place in accordance with applicable laws.

The Company expects that resolution of the environmental matters relating to the above will not have a material impact on its business, assets, financial condition, results of operations or liquidity. However, the Company cannot assure you that it has identified all environmental liabilities at its properties, that all necessary remediation actions have been or will be undertaken at the Company's properties or that the Company will be indemnified, in full or at all, in the event that such environmental liabilities arise.

Tax Protection Obligations

In connection with the acquisition or contribution of six properties, the Company entered into agreements for the benefit of the selling or contributing parties which specifically state that until such time as the contributors do not hold at least a specified percentage of the OP Units owned by such person following the contribution of the properties, or until June 2017 for one of the properties, the Operating Partnership will not sell or otherwise transfer the properties in a taxable transaction. If the Company does sell or transfer the properties in a taxable transaction, it would be liable to the contributors for contractual damages.

11. Noncontrolling Interests

Effective January 1, 2009, the Company adopted the guidance included in ASC 810 "Consolidation" ("ASC 810") (formerly known as SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS No. 160")) and ASC 480-10-S99 "Distinguishing Liabilities from Equity" ("ASC 480-10-S99") (formerly known as EITF Topic No. D-98 "Classification and Measurement of Redeemable Securities" (Amended)), under which noncontrolling interests of the Company (previously known as "minority interests") are classified either as a component of equity or in the mezzanine section of the balance sheet as temporary equity depending on the terms of such noncontrolling interests. As a result of the adoption of the guidance included in ASC 810, the Company reclassified the noncontrolling interests in consolidated property partnerships from the mezzanine section of its Consolidated Balance Sheets to equity. The reclassification totaled approximately $6.9 million as of December 31, 2008. In addition, the Company reclassified the noncontrolling interests related to the common units of the Operating Partnership not owned by the Company from the mezzanine section of its Consolidated Balance Sheets to equity. The reclassification totaled approximately $563.2 million as of December 31, 2008. Noncontrolling interests related to redeemable preferred units of the Operating Partnership continue to be classified in the mezzanine section of the Consolidated Balance Sheets.

Under the guidance included in ASC 810, net income encompasses the total income of all consolidated subsidiaries and there is a separate disclosure of the attribution of that income between controlling and noncontrolling interests. The implementation of this standard had no effect on the Company's results of operations. As a result of the adoption of the guidance included in ASC 810, net income attributable to noncontrolling interests is now deducted from net income in the determination of net income attributable to the Company for all periods presented. In addition, other comprehensive income (loss) attributable to noncontrolling interests is now deducted from comprehensive income in the determination of comprehensive income attributable to the Company for all periods presented.

Noncontrolling interests relate to the interests in the Operating Partnership not owned by the Company and interests in property partnerships not wholly-owned by the Company. As of December 31, 2010, the noncontrolling interests consisted of 19,387,871 OP Units, 1,507,164 LTIP Units, 1,080,938 2008 OPP Units and 1,113,044 Series Two Preferred Units (or 1,460,688 OP Units on an as converted basis) held by parties other than the Company.

Noncontrolling Interest—Redeemable Preferred Units of the Operating Partnership

The Preferred Units at December 31, 2010 and 2009 consisted solely of 1,113,044 Series Two Preferred Units, which bear a preferred distribution equal to the greater of (1) the distribution which would have been paid in respect of the Series Two Preferred Unit had such Series Two Preferred Unit been converted into an OP Unit (including both regular and special distributions) or (2) a rate ranging from 5.00% to 7.00% per annum on a liquidation preference of $50.00 per unit, and are convertible into OP Units at a rate of $38.10 per Preferred Unit (1.312336 OP Units for each Preferred Unit). Distributions on the Series Two Preferred Units are payable quarterly and, unless the greater rate described in the next sentence applies, accrue at 7.0% until May 12, 2009 and 6.0% thereafter. If distributions on the number of OP Units into which the Series Two Preferred Units are convertible are greater than distributions calculated using the rates described in the preceding sentence for the applicable quarterly period, then the greater distributions are payable instead. The holders of Series Two Preferred Units have the right to require the Operating Partnership to redeem their units for cash at the redemption price of $50.00 per unit on May 12, 2011, May 14, 2012, May 14, 2013 and May 12, 2014. The maximum number of units that may be required to be redeemed from all holders on each of these dates is 1,007,662, which is one-sixth of the number of Series Two Preferred Units that were originally issued. The holders had the right to have their Series Two Preferred Units redeemed for cash on May 12, 2009 and May 12, 2010, although no holder exercised such right. The Company also has the right, under certain conditions and at certain times, to redeem Series Two Preferred Units for cash and to convert into OP Units any Series Two Preferred Units that are not redeemed when they are eligible for redemption.

On February 16, 2010, the Operating Partnership paid a distribution on its outstanding Series Two Preferred Units of $0.75616 per unit. On May 17, 2010, the Operating Partnership paid a distribution on its outstanding Series Two Preferred Units of $0.73151 per unit. On August 16, 2010, the Operating Partnership paid a distribution on its outstanding Series Two Preferred Units of $0.75616 per unit. On November 15, 2010, the Operating Partnership paid a distribution on its outstanding Series Two Preferred Units of $0.75616 per unit.

The following table reflects the activity for noncontrolling interests—redeemable preferred units for the years ended December 31, 2010, 2009 and 2008:

Balance at December 31, 2007	$55,652
Net income	4,226
Distributions	(3,738)
Adjustments to reflect redeemable preferred units at redemption value	(488)
Balance at December 31, 2008	55,652
Net income	3,594
Distributions	(3,594)
Balance at December 31, 2009	55,652
Net income	3,343
Distributions	(3,343)
Balance at December 31, 2010	$55,652

Noncontrolling Interest—Common Units of the Operating Partnership

During the years ended December 31, 2010 and 2009, 591,900 and 138,856 OP Units, respectively, were presented by the holders for redemption and were redeemed by the Company in exchange for an equal number of shares of Common Stock.

At December 31, 2010, the Company had outstanding 1,080,938 2008 OPP Units. Prior to the measurement date on February 5, 2011, 2008 OPP Units will be entitled to receive per unit distributions equal to one-tenth (10%) of the regular quarterly distributions payable on an OP Unit, but will not be entitled to receive any special distributions. After the measurement date, the number of 2008 OPP Units, both vested and unvested, which 2008 OPP award recipients have earned, if any, based on the establishment of an outperformance pool, will be entitled to receive distributions in an amount per unit equal to distributions, both regular and special, payable on an OP Unit.

On January 29, 2010, the Operating Partnership paid a distribution on the OP Units and LTIP Units in the amount of $0.50 per unit and a distribution on the 2008 OPP Units in the amount of $0.05 per unit to holders of record as of the close of business on December 31, 2009. On April 30, 2010, the Operating Partnership paid a distribution on the OP Units and LTIP Units in the amount of $0.50 per unit and a distribution on the 2008 OPP Units in the amount of $0.05 per unit to holders of record as of the close of business on March 31, 2010. On July 30, 2010, the Operating Partnership paid a distribution on the OP Units and LTIP Units in the amount of $0.50 per unit and a distribution on the 2008 OPP Units in the amount of $0.05 per unit to holders of record as of the close of business on June 30, 2010. On October 29, 2010, the Operating Partnership paid a distribution on the OP Units and LTIP Units in the amount of $0.50 per unit and a distribution on the 2008 OPP Units in the amount of $0.05 per unit to holders of record as of the close of business on September 30, 2010. On December 20, 2010, Boston Properties, Inc., as general partner of the Operating Partnership, declared a distribution on the OP Units and LTIP Units in the amount of $0.50 per unit and a distribution on the 2008 OPP Units in the amount of $0.05 per unit, in each case payable on January 28, 2011 to holders of record as of the close of business on December 31, 2010.

The Series Two Preferred Units may be converted into OP Units at the election of the holder thereof at any time. A holder of an OP Unit may present such OP Unit to the Operating Partnership for redemption at any time (subject to restrictions agreed upon at the time of issuance of OP Units to particular holders that may restrict such redemption right for a period of time, generally one year from issuance). Upon presentation of an OP Unit for redemption, the Operating Partnership must redeem such OP Unit for cash equal to the then value of a share of common stock of the Company. The Company may, in its sole discretion, elect to assume and satisfy the redemption obligation by paying either cash or issuing one share of Common Stock. The value of the OP Units (not owned by the Company and including LTIP Units assuming that all conditions have been met for the conversion thereof) and Series Two Preferred Units (on an as converted basis) had all of such units been redeemed at December 31, 2010 was approximately $1.80 billion and $125.8 million, respectively, based on the closing price of the Company's common stock of $86.10 per share on December 31, 2010.

Noncontrolling Interest—Property Partnerships

The noncontrolling interests in property partnerships consist of the outside equity interests in joint ventures that are consolidated with the financial results of the Company because the Company exercises control over the entities that own the properties. The equity interests in these ventures that are not owned by the Company, totaling approximately $(0.6) million and $5.7 million at December 31, 2010 and December 31, 2009, respectively.

On December 23, 2010, the Company acquired the outside member's 33.3% equity interest in its consolidated joint venture entity that owns the Wisconsin Place Office property located in Chevy Chase, Maryland for cash of approximately $25.5 million. The acquisition was accounted for as an equity transaction in accordance with ASC 810. The difference between the purchase price and the carrying value of the outside member's equity interest, totaling approximately $19.1 million, reduced additional paid-in capital in the Company's Consolidated Balance Sheets.

12. Stockholders' Equity

As of December 31, 2010, the Company had 140,199,105 shares of Common Stock outstanding.

On January 29, 2010, the Company paid a dividend in the amount of $0.50 per share of Common Stock to shareholders of record as of the close of business on December 31, 2009. On April 30, 2010, the Company paid a dividend in the amount of $0.50 per share of Common Stock to shareholders of record as of the close of business on March 31, 2010. On July 30, 2010, the Company paid a dividend in the amount of $0.50 per share of Common Stock to shareholders of record as of the close of business on June 30, 2010. On October 29, 2010, the Company paid a dividend in the amount of $0.50 per share of Common Stock to shareholders of record as of the close of business on September 30, 2010. On December 20, 2010, the Company's Board of Directors declared a dividend in the amount of $0.50 per share of Common Stock payable on January 28, 2011 to shareholders of record as of the close of business on December 31, 2010.

On April 21, 2010, the Company announced that it had established an "at the market" (ATM) stock offering program through which it may sell from time to time up to an aggregate of $400.0 million of its common stock through sales agents for a three-year period (See Note 20).

During the years ended December 31, 2010 and 2009, the Company issued 591,900 and 138,856 shares of its Common Stock, respectively, in connection with the redemption of an equal number of OP Units.

During the years ended December 31, 2010 and 2009, the Company issued 638,957 and 242,507 shares of its Common Stock, respectively, upon the exercise of options to purchase Common Stock by certain employees.

13. Future Minimum Rents

The properties are leased to tenants under net operating leases with initial term expiration dates ranging from 2011 to 2049. The future contractual minimum lease payments to be received (excluding operating expense reimbursements) by the Company as of December 31, 2010, under non-cancelable operating leases which expire on various dates through 2049, are as follows:

Years Ending December 31,	(in thousands)
2011	$1,254,752
2012	1,228,751
2013	1,206,567
2014	1,160,446
2015	1,050,280
Thereafter	5,242,678

No single tenant represented more than 10.0% of the Company's total rental revenue for the years ended December 31, 2010, 2009 and 2008.

14. Segment Reporting

The Company's segments are based on the Company's method of internal reporting which classifies its operations by both geographic area and property type. The Company's segments by geographic area are Greater Boston, Greater Washington, DC, Midtown Manhattan, Greater San Francisco and New Jersey. Segments by property type include: Class A Office, Office/Technical and Hotels.

Asset information by segment is not reported because the Company does not use this measure to assess performance. Therefore, depreciation and amortization expense is not allocated among segments. Interest and other income, development and management services, acquisition costs, general and administrative expenses, interest expense, depreciation and amortization expense, loss (gain) from suspension of development, net derivative losses, gains (losses) from investments in securities, losses from early extinguishments of debt, income (loss) from unconsolidated joint ventures, gains on sales of real estate and noncontrolling interests are not included in Net Operating Income as internal reporting addresses these items on a corporate level.

Net Operating Income is not a measure of operating results or cash flows from operating activities as measured by accounting principles generally accepted in the United States of America, and it is not indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity. All companies may not calculate Net Operating Income in the same manner. The Company considers Net Operating Income to be an appropriate supplemental measure to net income because it helps both investors and management to understand the core operations of the Company's properties.

Information by geographic area and property type (dollars in thousands):

For the year ended December 31, 2010:

	Greater Boston	Greater Washington, DC	Midtown Manhattan	Greater San Francisco	New Jersey	Total
Rental Revenue:						
Class A Office	$368,841	$335,508	$445,296	$215,468	$65,475	$1,430,588
Office/Technical	30,336	15,849	—	—	—	46,185
Hotels	32,800	—	—	—	—	32,800
Total	431,977	351,357	445,296	215,468	65,475	1,509,573
% of Grand Totals	28.62%	23.27%	29.50%	14.27%	4.34%	100.0%
Rental Expenses:						
Class A Office	138,722	92,892	146,381	78,978	31,486	488,459
Office/Technical	9,067	4,168	—	—	—	13,235
Hotels	25,153	—	—	—	—	25,153
Total	172,942	97,060	146,381	78,978	31,486	526,847
% of Grand Totals	32.83%	18.42%	27.78%	14.99%	5.98%	100.0%
Net operating income	$259,035	$254,297	$298,915	$136,490	$33,989	$ 982,726
% of Grand Totals	26.36%	25.88%	30.42%	13.89%	3.45%	100.0%

For the year ended December 31, 2009:

	Greater Boston	Greater Washington, DC	Midtown Manhattan	Greater San Francisco	New Jersey	Total
Rental Revenue:						
Class A Office	$364,064	$318,786	$441,571	$218,432	$63,189	$1,406,042
Office/Technical	30,655	16,230	—	—	—	46,885
Hotels	30,385	—	—	—	—	30,385
Total	425,104	335,016	441,571	218,432	63,189	1,483,312
% of Grand Totals	28.66%	22.58%	29.77%	14.73%	4.26%	100.0%
Rental Expenses:						
Class A Office	137,785	93,799	146,398	80,269	29,751	488,002
Office/Technical	9,475	4,322	—	—	—	13,797
Hotels	23,966	—	—	—	—	23,966
Total	171,226	98,121	146,398	80,269	29,751	525,765
% of Grand Totals	32.57%	18.66%	27.84%	15.27%	5.66%	100.0%
Net operating income	$253,878	$236,895	$295,173	$138,163	$33,438	$ 957,547
% of Grand Totals	26.51%	24.74%	30.83%	14.43%	3.49%	100.0%

For the year ended December 31, 2008:

	Greater Boston	Greater Washington, DC	Midtown Manhattan	Greater San Francisco	New Jersey	Total
Rental Revenue:						
Class A Office	$360,468	$282,166	$435,219	$214,202	$63,908	$1,355,963
Office/Technical	30,634	15,455	—	—	—	46,089
Hotels	36,872	—	—	—	—	36,872
Total	427,974	297,621	435,219	214,202	63,908	1,438,924
% of Grand Totals	29.74%	20.68%	30.25%	14.89%	4.44%	100.0%
Rental Expenses:						
Class A Office	139,448	82,227	142,764	79,553	30,705	474,697
Office/Technical	9,650	3,683	—	—	—	13,333
Hotels	27,510	—	—	—	—	27,510
Total	176,608	85,910	142,764	79,553	30,705	515,540
% of Grand Totals	34.26%	16.66%	27.69%	15.43%	5.96%	100.0%
Net operating income	$251,366	$211,711	$292,455	$134,649	$33,203	$ 923,384
% of Grand Totals	27.22%	22.93%	31.67%	14.58%	3.60%	100.0%

The following is a reconciliation of Net Operating Income to net income attributable to Boston Properties, Inc. (in thousands):

	Years ended December 31,		
	2010	2009	2008
Net operating income	$982,726	$957,547	$ 923,384
Add:			
Development and management services	41,231	34,878	30,518
Income (loss) from unconsolidated joint ventures	36,774	12,058	(182,018)
Interest and other	7,332	4,059	18,958
Gains (losses) from investments in securities	935	2,434	(4,604)
Gains on sales of real estate	2,734	11,760	33,340
Less:			
General and administrative	79,658	75,447	72,365
Acquisition costs	2,614	—	—
Loss (gain) from suspension of development	(7,200)	27,766	—
Depreciation and amortization	338,371	321,681	304,147
Interest expense	378,079	322,833	295,322
Losses from early extinguishments of debt	89,883	510	—
Net derivative losses	—	—	17,021
Noncontrolling interests in property partnerships	3,464	2,778	1,997
Noncontrolling interest—redeemable preferred units of the Operating Partnership	3,343	3,594	4,226
Noncontrolling interest—common units of the Operating Partnership	24,099	35,534	14,392
Noncontrolling interest in gains on sales of real estate—common units of the Operating Partnership	349	1,579	4,838
Net income attributable to Boston Properties, Inc.	$159,072	$231,014	$ 105,270

15. Earnings Per Share

Earnings per share ("EPS") has been computed pursuant to the provisions of ASC 260-10 "Earnings Per Share" ("ASC 260-10"). During 2004, the Company adopted the guidance included in ASC 260-10 (formerly known as EITF 03-6 "Participating Securities and the Two-Class Method under FASB 128" ("EITF 03-6")), which provides further guidance on the definition of participating securities. Pursuant to the guidance included in ASC 260-10, the Operating Partnership's Series Two Preferred Units, which are reflected as Noncontrolling Interests—Redeemable Preferred Units of the Operating Partnership in the Company's Consolidated Balance Sheets, are considered participating securities and are included in the computation of basic and diluted earnings per share of the Company if the effect of applying the if-converted method is dilutive. The terms of the Series Two Preferred Units enable the holders to obtain OP Units of the Operating Partnership, as well as Common Stock of the Company. In June 2008, the FASB issued guidance included in ASC 260-10 (formerly known as FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities" ("FSP EITF 03-6-1")). The guidance included in ASC 260-10 clarifies that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. The guidance included in ASC 260-10 requires the retrospective adjustment of all prior-period EPS data presented (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of the guidance. Early application was not permitted. As a result, the Company's unvested restricted stock, LTIP Units and 2008 OPP Units are considered participating securities and are included in the computation of basic and diluted earnings per share of the Company if the effect of applying the if-converted method is dilutive. The adoption of the guidance included in ASC 260-10 on January 1, 2009 did not have a material impact on the Company's computation of EPS. Because the 2008 OPP Units require the Company to outperform absolute and relative return thresholds, unless such thresholds have been met by the end of the applicable reporting period, the Company excludes the 2008 OPP Units from the diluted EPS calculation. For the years ended December 31, 2010, 2009 and 2008, the absolute and relative return thresholds for the 2008 OPP Units were not met and as a result the 2008 OPP Units have been excluded from the diluted EPS calculation (See Note 20). Other potentially dilutive common shares, including stock options, restricted stock and other securities of the Operating Partnership that are exchangeable for the Company's Common Stock, and the related impact on earnings, are considered when calculating diluted EPS. The following table provides a reconciliation of both the net income attributable to Boston Properties, Inc. and the number of common shares used in the computation of basic EPS, which is calculated by dividing net income attributable to Boston Properties, Inc. by the weighted-average number of common shares outstanding during the period.

	For the year ended December 31, 2010		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(in thousands, except for per share amounts)		
Basic Earnings:			
Net income attributable to Boston Properties, Inc.	$159,072	139,440	$ 1.14
Effect of Dilutive Securities:			
Stock Based Compensation	—	617	(0.00)
Diluted Earnings:			
Net income	$159,072	140,057	$ 1.14

	For the year ended December 31, 2009		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(in thousands, except for per share amounts)		
Basic Earnings:			
Net income attributable to Boston Properties, Inc.	$231,014	131,050	$ 1.76
Effect of Dilutive Securities:			
Stock Based Compensation	—	462	(0.00)
Diluted Earnings:			
Net income	$231,014	131,512	$ 1.76

	For the year ended December 31, 2008		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(in thousands, except for per share amounts)		
Basic Earnings:			
Net income attributable to Boston Properties, Inc.	$105,270	119,980	$ 0.88
Effect of Dilutive Securities:			
Stock Based Compensation	—	1,319	(0.01)
Diluted Earnings:			
Net income	$105,270	121,299	$ 0.87

16. Employee Benefit Plans

Effective January 1, 1985, the predecessor of the Company adopted a 401(k) Savings Plan (the "Plan") for its employees. Under the Plan, as amended, employees, as defined, are eligible to participate in the Plan after they have completed three months of service. Upon formation, the Company adopted the Plan and the terms of the Plan.

Effective January 1, 2000, the Company amended the Plan by increasing the Company's matching contribution to 200% of the first 3% from 200% of the first 2% of participant's eligible earnings contributed (utilizing earnings that are not in excess of an amount established by the IRS ($245,000, $245,000 and $230,000 in 2010, 2009 and 2008, respectively), indexed for inflation) and by eliminating the vesting requirement. The Company's aggregate matching contribution for the years ended December 31, 2010, 2009 and 2008 was $2.9 million, $3.0 million and $2.7 million, respectively.

Effective January 1, 2001, the Company amended the Plan to provide a supplemental retirement contribution to employees who have at least ten years of service on January 1, 2001, and who are 40 years of age or older as of January 1, 2001. The maximum supplemental retirement contribution will not exceed the annual limit on contributions established by the Internal Revenue Service. The Company will record an annual supplemental retirement credit for the benefit of each participant. The Company's supplemental retirement contribution and credit for the years ended December 31, 2010, 2009 and 2008 was $48,000, $122,000 and $210,000, respectively.

The Company also maintains a deferred compensation plan that is designed to allow officers of the Company to defer a portion of their current income on a pre-tax basis and receive a tax-deferred return on these deferrals. The Company's obligation under the plan is that of an unsecured promise to pay the deferred compensation to the plan participants in the future. At December 31, 2010 and 2009, the Company has funded approximately $8.7 million and $9.9 million, respectively, into a separate account, which is not restricted as to its use. The Company's liability under the plan is equal to the total amount of compensation deferred by the plan participants and earnings on the deferred compensation pursuant to investments elected by the plan participants. The Company's liability as of December 31, 2010 and 2009 was $8.7 million and $9.8 million, respectively, which are included in the accompanying Consolidated Balance Sheets.

17. Stock Option and Incentive Plan and Stock Purchase Plan

The Company has established a stock option and incentive plan for the purpose of attracting and retaining qualified employees and rewarding them for superior performance in achieving the Company's business goals and enhancing stockholder value.

Under the Company's 1997 Stock Option and Incentive Plan (the "1997 Plan"), the number of shares of Common Stock available for issuance was 4,019,174 shares. At December 31, 2010, the number of shares available for issuance under the plan was 1,575,669, of which a maximum of 1,122,204 shares may be granted as awards other than stock options. The 1997 Plan expires on May 15, 2017.

On January 24, 2008, the Compensation Committee (the "Committee") of the Board of Directors (the "Board") of the Company approved outperformance awards under the 1997 Plan to officers and key employees of the Company. These awards (the "2008 OPP Awards") were part of a broad-based, long-term incentive compensation program designed to provide the Company's management team at several levels within the organization with the potential to earn equity awards subject to the Company "outperforming" and creating shareholder value in a pay-for-performance structure. 2008 OPP Awards utilize total return to shareholders ("TRS") over a three-year measurement period as the performance metric and include two years of time-based vesting after the end of the performance measurement period (subject to acceleration in certain events) as a retention tool. Recipients of 2008 OPP Awards were eligible to share in an outperformance pool if the Company's TRS, including both share appreciation and dividends, exceeds absolute and relative hurdles over a three-year measurement period from February 5, 2008 to February 5, 2011, based on the average closing price of a share of the Company's common stock (a "REIT Share") of $92.8240 for the five trading days prior to and including February 5, 2008. The aggregate reward that recipients of all 2008 OPP Awards could earn, as measured by the outperformance pool, was subject to a maximum cap of $110 million, although only awards for an aggregate of up to approximately $104.8 million were granted. Prior to the measurement date, 2008 OPP Units were entitled to receive per unit distributions equal to one-tenth (10%) of the regular quarterly distributions payable on an OP Unit, but were not entitled to receive any special distributions (See Note 20).

The Company issued 69,499, 62,876 and 4,723 shares of restricted stock and 252,597, 515,007 and 288,507 LTIP Units to employees and directors under the 1997 Plan during the years ended December 31, 2010, 2009 and 2008, respectively. The Company issued 1,085,861 2008 OPP Units under the 1997 Plan during the year ended December 31, 2008. Employees paid $0.01 per share of restricted common stock and $0.25 per LTIP and 2008 OPP Unit. An LTIP Unit is generally the economic equivalent of a share of restricted stock in the Company. The aggregate value of the LTIP Units is included in Noncontrolling Interests in the Consolidated Balance Sheets. The restricted stock and LTIP Units granted to employees between January 1, 2004 and October 2006 vest over a five-year term. Grants of restricted stock and LTIP Units made on and after November 2006 vest in four equal annual installments. Restricted stock and LTIP Units are measured at fair value on the date of grant based on the number of shares or units granted, as adjusted for forfeitures, and the price of the Company's Common Stock on the date of grant as quoted on the New York Stock Exchange. Such value is recognized as an expense ratably over the corresponding employee service period. As the 2008 OPP Awards are subject to both a service condition and a market condition, the Company recognizes the compensation expense related to the 2008 OPP Awards under the graded vesting attribution method. Under the graded vesting attribution method, each portion of the award that vests at a different date is accounted for as a separate award and recognized over the period appropriate to that portion so that the compensation cost for each portion should be recognized in full by the time that portion vests. Dividends paid on both vested and unvested shares of restricted stock are charged directly to Earnings in Excess of Dividends in the Consolidated Balance Sheets. Stock-based compensation expense associated with restricted stock, LTIP Units and 2008 OPP Units was approximately $31.9 million, $25.6 million and $22.1 million for the years ended December 31, 2010, 2009 and 2008, respectively. For the year ended December 31, 2010, stock-based compensation expense includes an aggregate of approximately $5.8 million of remaining previously unvested stock-based compensation granted between 2006 and 2009 to Edward H. Linde, the Company's former Chief Executive Officer, which expense was accelerated as a result of his passing on January 10, 2010. At December 31, 2010, there was $27.7 million of unrecognized compensation expense related to unvested restricted stock and LTIP Units and $4.4 million of unrecognized compensation expense related to unvested 2008 OPP Units that is expected to be recognized over a weighted-average period of approximately 2.0 years. Upon the conclusion of the three-year measurement period on February 5, 2011, the 2008 OPP Awards were not earned, and therefore the program was terminated, which resulted in the Company accelerating the remaining unrecognized compensation expense totaling approximately $4.3 million during the first quarter of 2011.

The shares of restricted stock were valued at approximately $4.5 million ($65.31 per share weighted-average), $2.8 million ($43.89 per share weighted-average) and $0.5 million ($96.09 per share weighted-average) for the years ended December 31, 2010, 2009 and 2008, respectively.

LTIP Units were valued using a Monte Carlo simulation method model in accordance with the provisions of ASC 718 "Compensation—Stock Compensation" ("ASC 718") (formerly SFAS No. 123R). LTIP Units issued during the years ended December 31, 2010, 2009 and 2008 were valued at approximately $15.3 million, $21.1 million and $25.4 million, respectively. The weighted-average per unit fair value of LTIP Unit grants in 2010, 2009 and 2008 was $60.49, $41.05 and $88.08, respectively. The per unit fair value of each LTIP Unit granted in 2010, 2009 and 2008 was estimated on the date of grant using the following assumptions; an expected life of 5.7 years, 5.6 years and 5.6 years, a risk-free interest rate of 2.60%, 1.87% and 2.75% and an expected price volatility of 36.0%, 40.0% and 25.0%, respectively.

The 2008 OPP Units were valued at approximately $19.7 million utilizing a Monte Carlo simulation to estimate the probability of the performance vesting conditions being satisfied. The Monte Carlo simulation used a statistical formula underlying the Black-Scholes and binomial formulas and such simulation was run approximately 100,000 times. For each simulation, the payoff is calculated at the settlement date, which is then discounted to the award date at a risk-free interest rate. The average of the values over all simulations is the expected value of the unit on the award date. Assumptions used in the valuations included (1) factors associated with the underlying performance of the Company's stock price and total shareholder return over the term of the performance awards including total stock return volatility and risk-free interest and (2) factors associated with the relative performance of the Company's stock price and total shareholder return when compared to the SNL Equity REIT Index. The valuation was performed in a risk-neutral framework, so no assumption was made with respect to an equity risk premium. The fair value of the 2008 OPP Units is based on the sum of: (1) the present value of the expected payoff to the OPP Award on the measurement date, if the TRS over the applicable measurement period exceeds performance hurdles of the Absolute and the Relative Components; and (2) the present value of the distributions payable on the 2008 OPP Units. The ultimate reward realized on account of the OPP Award by the holders of the 2008 OPP Units is contingent on the TRS achieved on the measurement date, both in absolute terms and relative to the TRS of the SNL Equity REIT Index. The per unit fair value of each 2008 OPP Unit was estimated on the date of grant using the following assumptions in the Monte-Carlo valuation: expected price volatility for the Company and the SNL Equity REIT index of 25% and 20%, respectively; a risk free rate of 2.08%; and estimated total dividend payments over the measurement period of $8.23 per share.

A summary of the status of the Company's stock options as of December 31, 2010, 2009 and 2008 and changes during the years ended December 31, 2010, 2009 and 2008 are presented below:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2007	2,264,535	$35.22
Granted	—	—
Exercised	(1,058,133)	$36.36
Canceled	—	—
Outstanding at December 31, 2008	1,206,402	$34.23
Granted	—	—
Exercised	(242,507)	$33.41
Canceled	—	—
Outstanding at December 31, 2009	963,895	$34.44
Granted	—	—
Exercised	(638,957)	$35.35
Canceled	—	—
Outstanding at December 31, 2010	324,938	$32.65

The following table summarizes information about stock options outstanding at December 31, 2010:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/10	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/31/10	Weighted-Average Exercise Price
$32.62-$34.14	324,938	1.1 Years	$32.65	324,938	$32.65

The total intrinsic value of the outstanding and exercisable stock options as of December 31, 2010 was approximately $17.4 million. In addition, the Company had 963,895 and 1,206,402 options exercisable at weighted-average exercise prices of $34.44 and $34.23 at December 31, 2009 and 2008, respectively.

The Company adopted the 1999 Non-Qualified Employee Stock Purchase Plan (the "Stock Purchase Plan") to encourage the ownership of Common Stock by eligible employees. The Stock Purchase Plan became effective on January 1, 1999 with an aggregate maximum of 250,000 shares of Common Stock available for issuance. The Stock Purchase Plan provides for eligible employees to purchase on the business day immediately following the end of the biannual purchase periods (i.e., January 1-June 30 and July 1-December 31) shares of Common Stock at a purchase price equal to 85% of the average closing prices of the Common Stock during the last ten business days of the purchase period. The Company issued 9,131, 12,105 and 7,755 shares with the weighted average purchase price equal to $61.61 per share, $42.65 per share and $80.80 per share under the Stock Purchase Plan during the years ended December 31, 2010, 2009 and 2008, respectively.

18. Related Party Transactions

A firm controlled by Mr. Raymond A. Ritchey's brother was paid aggregate leasing commissions of approximately $960,000, $257,000 and $2,219,000 for the years ended December 31, 2010, 2009 and 2008, respectively, related to certain exclusive leasing arrangements for certain Northern Virginia properties. Mr. Ritchey is an Executive Vice President of Boston Properties, Inc.

Mr. Martin Turchin, a member of the Company's Board of Directors, is a non-executive/non-director Vice Chairman of CB Richard Ellis ("CBRE"). Through an arrangement with CBRE and its predecessor, Insignia/ESG, Inc. that has been in place since 1985, Mr. Turchin and Turchin & Associates, an entity owned by

Mr. Turchin (95%) and his son (5%), participate in brokerage activities for which CBRE is retained as leasing agent, some of which involve leases for space within buildings owned by the Company. Additionally, Mr. Turchin's son is employed by CBRE and works on transactions for which CBRE earns commission income from the Company. Mr. Turchin's son's compensation from CBRE is in the form of salary and bonus, neither of which is directly tied to CBRE's transactions with the Company. For the years ended December 31, 2010, 2009 and 2008, Mr. Turchin, directly and through Turchin & Associates, received commission income of $93,000, $29,000 and $138,000, respectively, from commissions earned by CBRE and its predecessor, Insignia/ESG, Inc., from the Company. Pursuant to its arrangement with CBRE, Turchin & Associates has confirmed to the Company that it is paid on the same basis with respect to properties owned by the Company as it is with respect to properties owned by other clients of CBRE. Mr. Turchin does not participate in any discussions or other activities relating to the Company's contractual arrangements with CBRE either in his capacity as a member of the Company's Board of Directors or as a Vice Chairman of CBRE.

On June 30, 1998, the Company acquired from entities controlled by Mr. Alan B. Landis, a former director, a portfolio of properties known as the Carnegie Center Portfolio and Tower Center One and related operations and development rights (collectively, the "Carnegie Center Portfolio"). In connection with the acquisition of the Carnegie Center Portfolio, the Operating Partnership entered into a development agreement (the "Development Agreement") with affiliates of Mr. Landis providing for up to approximately 2,000,000 square feet of development in or adjacent to the Carnegie Center office complex. An affiliate of Mr. Landis was entitled to a purchase price for each parcel developed under the Development Agreement calculated on the basis of $20 per rentable square foot of property developed. Another affiliate of Mr. Landis was eligible to earn a contingent payment for each developed property that achieves a stabilized return in excess of a target annual return ranging between 10.5% and 11%. The Development Agreement also provided that upon negotiated terms and conditions, the Company and Mr. Landis would form a development company to provide development services for these development projects and would share the expenses and profits, if any, of this new company. In addition, in connection with the acquisition of the Carnegie Center Portfolio, Mr. Landis became a director of the Company pursuant to an Agreement Regarding Directorship, dated as of June 30, 1998, with the Company (the "Directorship Agreement"). Under the Directorship Agreement, the Company agreed to nominate Mr. Landis for re-election as a director at each annual meeting of stockholders of the Company in a year in which his term expires, provided that specified conditions are met.

On October 21, 2004, the Company entered into an agreement (the "2004 Agreement") to modify several provisions of the Development Agreement. Under the terms of the 2004 Agreement, the Operating Partnership and affiliates of Mr. Landis amended the Development Agreement to limit the rights of Mr. Landis and his affiliates to participate in the development of properties under the Development Agreement. Among other things, Mr. Landis agreed that (1) Mr. Landis and his affiliates will have no right to participate in any entity formed to acquire land parcels or the development company formed by the Operating Partnership to provide development services under the Development Agreement, (2) Mr. Landis will have no right or obligation to play a role in development activities engaged in by the development company formed by the Operating Partnership under the Development Agreement or receive compensation from the development company and (3) the affiliate of Mr. Landis will have no right to receive a contingent payment for developed properties based on stabilized returns. In exchange, the Company (together with the Operating Partnership) agreed to:

- effective as of June 30, 1998, pay Mr. Landis $125,000 on January 1 of each year until the earlier of (A) January 1, 2018, (B) the termination of the Development Agreement or (C) the date on which all development properties under the Development Agreement have been conveyed pursuant to the Development Agreement, with $750,000, representing payments of this annual amount from 1998 to 2004, being paid upon execution of the 2004 Agreement; and
- pay an affiliate of Mr. Landis, in connection with the development of land parcels acquired under the Development Agreement, an aggregate fixed amount of $10.50 per rentable square foot of property developed (with a portion of this amount (i.e., $5.50) being subject to adjustment, in specified circumstances, based on future increases in the Consumer Price Index) in lieu of a contingent payment

based on stabilized returns, which payment could have been greater or less than $10.50 per rentable square foot of property developed.

The Operating Partnership also continues to be obligated to pay an affiliate of Mr. Landis the purchase price of $20 per rentable square foot of property developed for each land parcel acquired as provided in the original Development Agreement. During the 20-year term of the Development Agreement, until such time, if any, as the Operating Partnership elects to acquire a land parcel, an affiliate of Mr. Landis will remain responsible for all carrying costs associated with such land parcel. On July 24, 2007, the Company acquired from Mr. Landis 701 Carnegie Center, a land parcel located in Princeton, New Jersey for a purchase price of approximately $3.1 million.

In addition, in connection with entering into the 2004 Agreement, Mr. Landis resigned as a director of the Company effective as of May 11, 2005 and agreed that the Company had no future obligation to nominate Mr. Landis as a director of the Company under the Directorship Agreement or otherwise. Mr. Landis did not resign because of a disagreement with the Company on any matter relating to its operations, policies or practices. Mitchell S. Landis, the Senior Vice President and Regional Manager of the Company's Princeton, New Jersey region, is the brother of Alan B. Landis.

In accordance with the Company's 1997 Plan, and as approved by the Board of Directors, three non-employee directors made an election to receive deferred stock units in lieu of cash fees for 2010. The deferred stock units will be settled in shares of common stock upon the cessation of such director's service on the Board of Directors. As a result of these elections, the aggregate cash fees otherwise payable to a non-employee director during a fiscal quarter are converted into a number of deferred stock units equal to the aggregate cash fees divided by the last reported sales price of a share of the Company's common stock on the last trading of the applicable fiscal quarter. The deferred stock units are also credited with dividend equivalents as dividends are paid by the Company. At December 31, 2010 and 2009, the Company had outstanding 73,218 and 87,302 deferred stock units, respectively.

19. Selected Interim Financial Information (unaudited)

The tables below reflect the Company's selected quarterly information for the years ended December 31, 2010 and 2009. Certain prior period amounts have been reclassified to conform to the current year presentation.

	2010 Quarter Ended			
	March 31,	June 30,	September 30,	December 31,
	(in thousands, except for per share amounts)			
Total revenue	$378,071	$393,841	$386,410	$392,482
Income (loss) from continuing operations	$ 60,742	$ 71,518	$ 68,089	$(12,756)
Net income (loss) attributable to Boston Properties, Inc.	$ 52,714	$ 61,412	$ 57,668	$(12,903)
Income (loss) attributable to Boston Properties, Inc. per share—basic	$ 0.38	$ 0.44	$ 0.41	$ (0.09)
Income (loss) attributable to Boston Properties, Inc. per share—diluted	$ 0.38	$ 0.44	$ 0.41	$ (0.09)

	2009 Quarter Ended			
	March 31,	June 30,	September 30,	December 31,
	(in thousands, except for per share amounts)			
Total revenue	$377,224	$389,048	$375,790	$376,128
Income from continuing operations	$ 51,235	$ 75,580	$ 75,256	$ 60,668
Net income attributable to Boston Properties, Inc.	$ 44,598	$ 67,152	$ 65,795	$ 53,317
Income attributable to Boston Properties, Inc. per share—basic	$ 0.37	$ 0.54	$ 0.47	$ 0.38
Income attributable to Boston Properties, Inc. per share—diluted	$ 0.37	$ 0.53	$ 0.47	$ 0.38

20. Subsequent Events

On January 14, 2011, the Company placed in-service approximately 57% of the office component of its Atlantic Wharf development project located in Boston, Massachusetts. The office component, which is comprised of approximately 790,000 net rentable square feet, is currently 79% leased.

On January 20, 2011, the Compensation Committee of the Board of Directors of the Company approved outperformance awards under the Company's 1997 Stock Option and Incentive Plan to certain officers of the Company. These awards (the "2011 OPP Awards") are part of a broad-based, long-term incentive compensation program designed to provide the Company's management team with the potential to earn equity awards subject to the Company "outperforming" and creating shareholder value in a pay-for-performance structure. 2011 OPP Awards utilize TRS over a three-year measurement period as the performance metric and include two years of time-based vesting after the end of the performance measurement period (subject to acceleration in certain events) as a retention tool. Recipients of 2011 OPP Awards will share in an outperformance pool if the Company's TRS, including both share appreciation and dividends, exceeds absolute and relative hurdles over a three-year measurement period from February 1, 2011 to January 31, 2014, based on the average closing price of a share of the Company's common stock of $93.38 for the five trading days prior to and including February 1, 2011. The aggregate reward that recipients of all 2011 OPP Awards can earn, as measured by the outperformance pool, is subject to a maximum cap of $40.0 million. The Company expects that in accordance with ASC 718 "Compensation – Stock Compensation" the 2011 OPP Awards will have an aggregate value of approximately $7.8 million, which amount will be amortized into earnings over the five-year plan period under the graded vesting method.

The outperformance pool will consist of (i) two percent (2%) of the excess total return above a cumulative absolute TRS hurdle of 27% over the full three-year measurement period (equivalent to 9% per annum) (the "Absolute TRS Component") and (ii) two percent (2%) of the excess or deficient excess total return above or below a relative TRS hurdle equal to the total return of the SNL Equity REIT Index over the three-year measurement period (the "Relative TRS Component"). In the event that the Relative TRS Component is potentially positive because the Company's TRS is greater than the total return of the SNL Equity REIT Index, but the Company achieves a cumulative absolute TRS below 27% over the three-year measurement period (equivalent to 9% per annum), the actual contribution to the outperformance pool from the Relative TRS Component will be subject to a sliding scale factor as follows: (i) 100% of the potential Relative TRS Component will be earned if the Company's TRS is equal to or greater than a cumulative 27% over three years, (ii) 0% will be earned if the Company's TRS is 0% or less, and (iii) a percentage from 0% to 100% calculated by linear interpolation will be earned if the Company's cumulative TRS over three years is between 0% and 27%. For example, if the Company achieves a cumulative absolute TRS of 18% over the full three-year measurement period (equivalent to a 6% absolute annual TRS), the potential Relative TRS Component would be prorated by 66.67%. The potential Relative TRS Component before application of the sliding scale factor will be capped at $40.0 million. In the event that the Relative TRS Component is negative because the Company's TRS is less than the total return of the SNL Equity REIT Index, any outperformance reward potentially earned under the Absolute TRS Component will be reduced dollar for dollar, provided that the potential Absolute TRS Component before reduction for any negative Relative TRS Component will be capped at $40.0 million. The algebraic sum of the Absolute TRS Component and the Relative TRS Component determined as described above will never exceed $40.0 million.

Each employee's 2011 OPP Award was designated as a specified percentage of the aggregate outperformance pool. Assuming the applicable absolute and/or relative TRS thresholds are achieved at the end of the measurement period, the algebraic sum of the Absolute TRS Component and the Relative TRS Component will be calculated and then allocated among the 2011 OPP Award recipients in accordance with each individual's percentage. Rewards earned with respect to 2011 OPP Awards will vest 25% on February 1, 2014, 25% on February 1, 2015, and 50% on February 1, 2016, based on continued employment. Vesting will be accelerated in the event of a change of control of the Company, termination of employment without cause, termination of employment by the award recipient for good reason, death, disability or retirement, although restrictions on transfer will continue to apply in certain of these situations. All determinations, interpretations and assumptions relating to the calculation of performance and vesting relating to 2011 OPP Awards will be made by the Compensation Committee. 2011 OPP Awards will be in the form of LTIP units of limited partnership interest ("LTIP Units") of Boston Properties Limited Partnership (the "Operating Partnership"). LTIP Units will be issued prior to the determination of the outperformance pool, but will remain subject to forfeiture depending on the extent of rewards earned with respect to 2011 OPP Awards. The number of LTIP Units issued initially to recipients of the 2011 OPP Awards is an estimate of the maximum number of LTIP Units that they could earn, based on certain assumptions. The number of LTIP Units actually earned by each award recipient will be determined at the end of the performance measurement period by dividing his or her share of the outperformance pool by the average closing price of a REIT Share for the 15 trading days immediately preceding the measurement date. Total return for the Company and for the SNL Equity REIT Index over the three-year measurement period and other circumstances will determine how many LTIP Units are earned by each recipient; if they are fewer than the number issued initially, the balance will be forfeited as of the performance measurement date. Prior to the measurement date, LTIP units issued on account of 2011 OPP Awards will be entitled to receive per unit distributions equal to one-tenth (10%) of the regular quarterly distributions payable on a common unit of limited partnership interest in the Operating Partnership (a "Common Unit"), but will not be entitled to receive any special distributions. After the measurement date, the number of LTIP Units, both vested and unvested, which 2011 OPP Award recipients have earned based on the establishment of an outperformance pool, will be entitled to receive distributions in an amount per unit equal to distributions, both regular and special, payable on a Common Unit. LTIP Units are designed to qualify as "profits interests" in the Operating Partnership for federal income tax purposes. As a general matter, the profits interests characteristics of the LTIP Units mean that initially they will not be economically equivalent in value to a Common Unit. If and when events specified by applicable tax regulations occur, LTIP Units can over time increase in value up to the point where they are equivalent to Common Units on a one-for-one basis. After LTIP Units are fully vested, and to the extent the special tax rules applicable to profits interests have allowed them to become equivalent in value to Common Units, LTIP Units may be converted on a one-for-one basis into Common Units. Common Units in turn have a one-for-one relationship in value with Boston Properties, Inc. common stock, and are exchangeable on such one-for-one basis for cash or, at the election of the Company, Boston Properties, Inc. common stock.

On January 28, 2011, the Company issued 17,795 shares of restricted common stock, 184,416 LTIP units and 146,844 non-qualified stock options under the 1997 Plan to certain employees of the Company.

On February 1, 2011, the Company completed the acquisition of Bay Colony Corporate Center in Waltham, Massachusetts for an aggregate purchase price of approximately $185.0 million. The purchase price consisted of approximately $41.1 million of cash and the assumption of approximately $143.9 million of indebtedness. The assumed debt is a securitized senior mortgage loan that bears interest at a fixed rate of 6.53% per annum and matures on June 11, 2012. The loan requires interest-only payments with a balloon payment due at maturity. Bay Colony Corporate Center is an approximately 1,000,000 net rentable square foot, four-building Class A office park situated on a 58-acre site in Waltham, Massachusetts.

On February 5, 2011, the measurement period for the Company's 2008 OPP Awards expired and the Company's TRS performance was not sufficient for employees to earn and therefore become eligible to vest in any of the 2008 OPP Awards. Accordingly, all 2008 OPP Awards were automatically forfeited and the Operating Partnership repaid employees an amount equal to $0.25 (which is equal to what they paid upon acceptance of the award) multiplied by the number of 2008 OPP Awards they received.

During the first quarter of 2011 through February 25, 2011, the Company utilized its "at the market" (ATM) stock offering program to issue an aggregate of approximately 2,304,994 shares of its common stock for gross proceeds of approximately $219.0 million. The Company's ATM stock offering program provides the Company with the ability to sell from time to time up to an aggregate of $400.0 million of its common stock through sales agents for a three-year period.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

As of the end of the period covered by this report, an evaluation was carried out by our management, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of the end of the period covered by this report. In addition, no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the fourth quarter of our fiscal year ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting is set forth on page 98 of this Annual Report on Form 10-K and is incorporated herein by reference.

Item 9B. ***Other Information***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by Item 10 will be included in the Proxy Statement to be filed relating to our 2011 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 11. *Executive Compensation*

The information required by Item 11 will be included in the Proxy Statement to be filed relating to our 2011 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The following table summarizes our equity compensation plans as of December 31, 2010.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders(1)	2,986,257(2)	$32.65(2)	1,575,669
Equity compensation plans not approved by security holders(3)	N/A	N/A	142,856
Total	2,986,257	$32.65	1,718,525

(1) Includes information related to our 1997 Plan (See Note 17).

(2) Includes (a) 324,938 shares of common stock issuable upon the exercise of outstanding options, (b) 1,507,164 LTIP units that, upon the satisfaction of certain conditions, are convertible into common units, which may then be presented to the Operating Partnership for redemption and acquired by Boston Properties, Inc. for shares of common stock, (c) 1,080,938 2008 OPP Units and (d) 73,217 deferred stock units which were granted pursuant to elections by our non-employee directors to defer all cash compensation to be paid to such directors and to receive their deferred cash compensation in shares of Boston Properties, Inc.'s common stock upon their retirement from our Board of Directors. Does not include 115,506 shares of restricted stock, as they have been reflected in our total shares outstanding. Because there is no exercise price associated with LTIP Units, 2008 OPP Units or deferred stock units, such shares are not included in the weighed-average exercise price calculation. On February 5, 2008, we granted 2008 OPP Units to officers and key employees. The 2008 OPP Units are earned if Boston Properties, Inc. outperforms absolute and relative thresholds. Such thresholds were not met as of December 31, 2010.

(3) Includes information related to the 1999 Non-Qualified Employee Stock Purchase Plan.

The 1999 Non-Qualified Employee Stock Purchase Plan (the "ESPP")

The ESPP was adopted by the Board of Directors on October 29, 1998. The ESPP has not been approved by our shareholders. The ESPP is available to all employees that are employed on the first day of the purchase period. Under the ESPP, each eligible employee may purchase shares of Boston Properties, Inc.'s common stock at semi-annual intervals each year at a purchase price equal to 85% of the average closing prices of Boston Properties, Inc.'s common stock on the New York Stock Exchange during the last ten business days of the purchase period. Each eligible employee may contribute no more than $10,000 per year to purchase Boston Properties, Inc. common stock under the ESPP.

Additional information concerning security ownership of certain beneficial owners and management required by Item 12 will be included in the Proxy Statement to be filed relating to our 2011 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by Item 13 will be included in the Proxy Statement to be filed relating to our 2011 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The information required by Item 14 will be included in the Proxy Statement to be filed relating to our 2011 Annual Meeting of Stockholders and is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) Financial Statement Schedule

Boston Properties, Inc.
Schedule 3—Real Estate and Accumulated Depreciation
December 31, 2010
(dollars in thousands)

Property Name	Type	Location	Encumbrances	Original Land	Original Building	Costs Capitalized Subsequent to Acquisition	Land and Improvements	Building and Improvements	Land Held for Development	Development and Construction in Progress	Total	Accumulated Depreciation	Year(s) Built/ Renovated	Depreciable Lives (Years)
Embarcadero Center	Office	San Francisco, CA	$374,634	$179,697	$847,410	$271,734	$195,984	$1,102,857	$ —	$—	$1,298,841	$362,278	1970/1989	(1)
Prudential Center	Office	Boston, MA	—	92,077	734,594	311,570	107,426	1,015,328	15,487	—	1,138,241	312,586	1965/1993/2002	(1)
399 Park Avenue	Office	New York, NY	—	339,200	700,358	86,582	354,107	772,033	—	—	1,126,140	155,194	1961	(1)
601 Lexington Avenue	Office	New York, NY	456,898	241,600	494,782	198,014	289,639	644,757	—	—	934,396	144,609	1977/1997	(1)
The John Hancock Tower and Garage	Office	Boston, MA	663,326	219,543	667,884	—	219,543	667,884	—	—	887,427	202	1976	(1)
Times Square Tower	Office	New York, NY	—	165,413	380,438	82,174	169,193	458,832	—	—	628,025	96,544	2004	(1)
Carnegie Center	Office	Princeton, NJ	—	105,107	377,259	56,964	103,062	434,473	1,795	—	539,330	135,929	1983-1999	(1)
599 Lexington Avenue	Office	New York, NY	750,000	81,040	100,507	117,812	87,852	211,507	—	—	299,359	126,918	1986	(1)
Gateway Center	Office	San Francisco, CA	—	28,255	139,245	48,191	30,627	185,064	—	—	215,691	57,306	1984/1986/2002	(1)
South of Market	Office	Reston, VA	—	13,603	164,144	7,583	13,687	171,643	—	—	185,330	17,496	2008	(1)
Reservoir Place	Office	Waltham, MA	50,000	18,605	92,619	32,679	20,118	123,785	—	—	143,903	46,990	1955/1987	(1)
1333 New Hampshire Avenue	Office	Washington, DC	—	34,032	85,660	7,553	35,382	91,863	—	—	127,245	23,114	1996	(1)
3200 Zanker Road	Office	San Jose, CA	—	36,705	82,863	7,653	36,997	89,023	1,201	—	127,221	16,194	1988	(1)
Kingstowne Towne Center	Office	Alexandria, VA	57,152	18,021	109,038	(236)	18,062	108,761	—	—	126,823	16,002	2003-2006	(1)
505 9th Street	Office	Washington, DC	127,901	38,885	83,719	2,535	38,956	86,183	—	—	125,139	10,687	2007	(1)
Capital Gallery	Office	Washington, DC	—	4,725	29,565	90,346	8,662	115,974	—	—	124,636	43,367	1981/2006	(1)
1330 Connecticut Avenue	Office	Washington, DC	—	25,982	82,311	16,001	27,135	97,159	—	—	124,294	19,821	1984	(1)
Weston Corporate Center	Office	Weston, MA	—	25,753	92,312	—	25,753	92,312	—	—	118,065	1,786	2010	(1)
635 Massachusetts Avenue	Office	Washington, DC	—	95,281	22,221	63	95,293	22,257	—	15	117,565	9,074	1968/1992	(1)
One Freedom Square	Office	Reston, VA	68,752	9,929	84,504	14,019	11,293	97,159	—	—	108,452	33,989	2000	(1)
Two Freedom Square	Office	Reston, VA	—	13,930	77,739	12,437	15,420	88,686	—	—	104,106	27,190	2001	(1)
Seven Cambridge Center	Office	Cambridge, MA	—	3,457	97,136	2,880	4,125	99,348	—	—	103,473	29,643	2006	(1)
One and Two Reston Overlook	Office	Reston, VA	—	16,456	66,192	9,323	17,561	74,410	—	—	91,971	25,166	1999	(1)
140 Kendrick Street	Office	Needham, MA	52,120	18,095	66,905	4,246	19,092	70,154	—	—	89,246	11,885	2000	(1)
Discovery Square	Office	Reston, VA	—	11,198	71,782	6,189	12,533	76,636	—	—	89,169	22,367	2001	(1)
12310 Sunrise Valley Drive	Office	Reston, VA	—	9,367	67,431	8,887	11,343	74,052	—	290	85,685	30,227	1987/1988	(1)
Five Cambridge Center	Office	Cambridge, MA	—	18,863	53,346	7,553	18,938	60,824	—	—	79,762	11,815	1981/1996	(1)
Waltham Weston Corporate Center	Office	Waltham, MA	—	10,385	60,694	8,382	11,097	68,364	—	—	79,461	22,616	2003	(1)
12300 Sunrise Valley Drive	Office	Reston, VA	—	9,062	58,884	9,628	11,009	65,426	1,139	—	77,574	23,126	1987/1988	(1)
77 CityPoint	Office	Waltham, MA	—	13,847	60,383	3,115	13,873	63,472	—	—	77,345	5,202	2008	(1)
Four Cambridge Center	Office	Cambridge, MA	—	19,104	52,078	3,269	19,148	55,303	—	—	74,451	7,034	1983/1998	(1)
Democracy Tower	Office	Reston, VA	—	—	73,335	298	—	73,633	—	—	73,633	3,680	2009	(1)
230 CityPoint	Office	Waltham, MA	—	13,189	49,823	10,443	13,593	59,862	—	—	73,455	11,833	1992	(1)
North First Business Park	Office	San Jose, CA	—	58,402	13,069	1,787	23,377	14,171	35,710	—	73,258	4,865	1981	(1)
Reston Corporate Center	Office	Reston, VA	—	9,135	50,857	5,334	10,148	55,178	—	—	65,326	16,500	1984	(1)
Wisconsin Place	Office	Chevy Chase, MD	—	—	53,349	10,808	—	64,157	—	—	64,157	3,523	2009	(1)
New Dominion Technology Park, Bldg. Two	Office	Herndon, VA	63,000	5,584	51,868	3,655	6,510	54,597	—	—	61,107	11,190	2004	(1)
One Preserve Parkway	Office	Rockville, MD	—	5,357	42,186	5,531	5,357	47,717	—	—	53,074	2,650	2009	(1)
191 Spring Street	Office	Lexington, MA	—	2,850	27,166	22,350	3,151	49,215	—	—	52,366	30,283	1971/1995	(1)
New Dominion Technology Park, Bldg. One	Office	Herndon, VA	49,252	3,880	43,227	4,572	4,583	47,096	—	—	51,679	14,761	2001	(1)

Boston Properties, Inc.
Schedule 3—Real Estate and Accumulated Depreciation
December 31, 2010
(dollars in thousands)

Property Name	Type	Location	Encumbrances	Original Land	Original Building	Costs Capitalized Subsequent to Acquisition	Land and Improvements	Building and Improvements	Land Held for Development	Development and Construction in Progress	Total	Accumulated Depreciation	Year(s) Built/ Renovated	Depreciable Lives (Years)
303 Almaden Boulevard	Office	San Jose, CA	—	10,836	35,606	3,899	10,947	39,394	—	—	50,341	6,113	1995	(1)
1301 New York Avenue	Office	Washington, DC	—	9,250	18,750	20,688	9,867	38,821	—	—	48,688	13,809	1983/1998	(1)
Sumner Square	Office	Washington, DC	24,692	624	28,745	18,214	1,478	46,105	—	—	47,583	18,068	1985	(1)
200 West Street	Office	Waltham, MA	—	16,148	24,983	4,494	16,813	28,812	—	—	45,625	11,009	1999	(1)
University Place	Office	Cambridge, MA	17,359	—	37,091	6,554	390	43,255	—	—	43,645	16,304	1985	(1)
Bedford Business Park	Office	Bedford, MA	—	534	3,403	38,208	2,218	39,927	—	—	42,145	22,540	1980	(1)
2600 Tower Oaks Boulevard	Office	Rockville, MD	—	4,243	31,125	6,165	4,785	36,748	—	—	41,533	12,842	2001	(1)
Quorum Office Park	Office	Chelmsford, MA	—	3,750	32,454	5,176	5,187	36,193	—	—	41,380	10,035	2001	(1)
12290 Sunrise Valley Drive	Office	Reston, VA	—	3,594	32,977	1,374	4,009	33,936	—	—	37,945	7,742	2006	(1)
One Cambridge Center	Office	Cambridge, MA	—	134	25,110	11,038	548	35,734	—	—	36,282	21,515	1987	(1)
500 E Street	Office	Washington, DC	—	109	22,420	12,033	2,379	32,183	—	—	34,562	18,052	1987	(1)
Eight Cambridge Center	Office	Cambridge, MA	—	850	25,042	3,571	1,323	28,140	—	—	29,463	7,484	1999	(1)
10 and 20 Burlington Mall Road	Office	Burlington, MA	—	930	6,928	13,513	802	20,569	—	—	21,371	12,859	1984-1989/95-96	(1)
Ten Cambridge Center	Office	Cambridge, MA	—	1,299	12,943	6,109	2,395	17,956	—	—	20,351	9,505	1990	(1)
Montvale Center	Office	Gaithersburg, MD	25,000	1,574	9,786	6,724	2,555	15,529	—	—	18,084	9,296	1987	(1)
201 Spring Street	Office	Lexington, MA	—	2,849	15,303	(146)	3,124	14,882	—	—	18,006	4,599	1997	(1)
40 Shattuck Road	Office	Andover, MA	—	709	14,740	2,520	893	17,076	—	—	17,969	4,738	2001	(1)
Lexington Office Park	Office	Lexington, MA	—	998	1,426	15,303	1,264	16,463	—	—	17,727	10,570	1982	(1)
Three Cambridge Center	Office	Cambridge, MA	—	174	12,200	4,798	367	16,805	—	—	17,172	9,481	1987	(1)
6601 & 6605 Springfield Center Drive	Office	Springfield, VA	—	14,041	2,375	(175)	3,777	2,375	10,089	—	16,241	2,220	1990	(1)
103 4th Avenue	Office	Waltham, MA	—	11,911	2,507	8	11,913	2,513	—	—	14,426	2,099	1961	(1)
92-100 Hayden Avenue	Office	Lexington, MA	—	594	6,748	6,817	802	13,357	—	—	14,159	7,457	1985	(1)
181 Spring Street	Office	Lexington, MA	—	1,066	9,520	3,168	1,160	12,594	—	—	13,754	4,174	1999	(1)
195 West Street	Office	Waltham, MA	—	1,611	6,652	4,175	1,858	10,580	—	—	12,438	4,857	1990	(1)
Waltham Office Center	Office	Waltham, MA	—	422	2,719	8,329	384	8,445	2,641	—	11,470	7,396	1968-1970/87-88	(1)
91 Hartwell Avenue	Office	Lexington, MA	—	784	6,464	3,949	941	10,256	—	—	11,197	6,378	1985	(1)
7501 Boston Boulevard, Building Seven	Office	Springfield, VA	—	665	9,273	544	791	9,691	—	—	10,482	3,164	1997	(1)
Eleven Cambridge Center	Office	Cambridge, MA	—	121	5,535	4,716	324	10,048	—	—	10,372	6,668	1984	(1)
33 Hayden Avenue	Office	Lexington, MA	—	266	3,234	6,042	425	9,117	—	—	9,542	6,396	1979	(1)
7435 Boston Boulevard, Building One	Office	Springfield, VA	—	392	3,822	3,595	659	7,150	—	—	7,809	4,461	1982	(1)
7450 Boston Boulevard, Building Three	Office	Springfield, VA	—	1,165	4,681	1,915	1,430	6,331	—	—	7,761	2,374	1987	(1)
8000 Grainger Court, Building Five	Office	Springfield, VA	—	366	4,282	2,912	601	6,959	—	—	7,560	4,417	1984	(1)
7500 Boston Boulevard, Building Six	Office	Springfield, VA	—	138	3,749	2,213	406	5,694	—	—	6,100	3,541	1985	(1)
7601 Boston Boulevard, Building Eight	Office	Springfield, VA	—	200	878	4,875	551	5,402	—	—	5,953	3,080	1986	(1)
Fourteen Cambridge Center	Office	Cambridge, MA	—	110	4,483	1,223	273	5,543	—	—	5,816	3,390	1983	(1)
7300 Boston Boulevard, Building Thirteen	Office	Springfield, VA	—	608	4,773	230	661	4,950	—	—	5,611	2,876	2002	(1)
8000 Corporate Court, Building Eleven	Office	Springfield, VA	—	136	3,071	1,483	775	3,915	—	—	4,690	1,952	1989	(1)
7375 Boston Boulevard, Building Ten	Office	Springfield, VA	—	23	2,685	1,136	93	3,751	—	—	3,844	2,064	1988	(1)
7374 Boston Boulevard, Building Four	Office	Springfield, VA	—	241	1,605	1,705	398	3,153	—	—	3,551	1,981	1984	(1)

Property Name	Type	Location	Encumbrances	Original Land	Original Building	Costs Capitalized Subsequent to Acquisition	Land and Improvements	Building and Improvements	Land Held for Development	Development and Construction in Progress	Total	Accumulated Depreciation	Year(s) Built/ Renovated	Depreciable Lives (Years)
32 Hartwell Avenue	Office	Lexington, MA	—	168	1,943	1,251	314	3,048	—	—	3,362	2,472	1968-1979/1987	(1)
7451 Boston Boulevard, Building Two	Office	Springfield, VA	—	249	1,542	1,313	613	2,491	—	—	3,104	1,958	1982	(1)
164 Lexington Road	Office	Billerica, MA	—	592	1,370	414	643	1,733	—	—	2,376	668	1982	(1)
17 Hartwell Avenue	Office	Lexington, MA	—	26	150	1,397	65	1,508	—	—	1,573	975	1968	(1)
Cambridge Center Marriott	Hotel	Cambridge, MA	—	478	37,918	28,331	1,201	65,526	—	—	66,727	36,549	1986	(1)
Cambridge Center East Garage	Garage	Cambridge, MA	—	—	35,035	1,487	103	36,419	—	—	36,522	3,830	1984	(1)
Cambridge Center West Garage	Garage	Cambridge, MA	—	1,256	15,697	781	1,434	16,300	—	—	17,734	2,140	2006	(1)
Cambridge Center North Garage	Garage	Cambridge, MA	—	1,163	11,633	2,750	1,579	13,967	—	—	15,546	6,925	1990	(1)
Atlantic Wharf	Development	Boston, MA	—	—	—	525,894	—	—	—	525,894	525,894	—	Various	N/A
510 Madison Avenue	Development	New York, NY	267,500	—	—	317,055	—	—	—	317,055	317,055	—	Various	N/A
2200 Pennsylvania Avenue	Development	Washington, DC	—	—	—	230,148	—	—	—	230,148	230,148	—	Various	N/A
250 West 55th Street	Land	New York, NY	—	—	—	475,780	—	—	475,780	—	475,780	—	Various	N/A
Plaza at Almaden	Land	San Jose, CA	—	—	—	37,306	—	—	37,306	—	37,306	—	Various	N/A
Springfield Metro Center	Land	Springfield, VA	—	—	—	30,408	—	—	30,408	—	30,408	—	Various	N/A
Tower Oaks Master Plan	Land	Rockville, MD	—	—	—	28,332	—	—	28,332	—	28,332	—	Various	N/A
Prospect Hill	Land	Waltham, MA	—	—	—	23,971	—	667	23,304	—	23,971	—	Various	N/A
Reston Land	Land	Reston, VA	—	—	—	20,949	—	—	20,949	—	20,949	—	Various	N/A
17 Cambridge Center	Land	Cambridge, MA	—	—	—	17,954	—	—	17,954	—	17,954	—	Various	N/A
Washingtonian North	Land	Gaithersburg, MD	—	—	—	17,644	—	—	17,644	—	17,644	—	Various	N/A
Reston Gateway	Land	Reston, VA	—	—	—	9,382	—	—	9,382	—	9,382	—	Various	N/A
Reston Eastgate	Land	Reston, VA	—	—	—	9,077	—	—	9,077	—	9,077	—	Various	N/A
Crane Meadow	Land	Marlborough, MA	—	—	—	8,721	—	—	8,721	—	8,721	—	Various	N/A
Broad Run Business Park	Land	Loudon County, VA	—	—	—	7,663	1,621	—	6,042	—	7,663	—	Various	N/A
Cambridge Master Plan	Land	Cambridge, MA	—	—	—	3,450	—	—	3,450	—	3,450	—	Various	N/A
30 Shattuck Road	Land	Andover, MA	—	—	—	1,145	—	—	1,145	—	1,145	—	Various	N/A
			$3,047,586(2)	$2,113,011	$7,094,259	$3,533,622	$2,216,768	$8,693,166	$ 757,556	$1,073,402	$12,740,892	$2,308,665		

Note: Real Estate and Accumulated Depreciation amounts do not include Furniture, Fixtures and Equipment.

The aggregate cost and accumulated depreciation for tax purposes was approximately $10.4 billion and $2.0 billion, respectively.

(1) Depreciation of the buildings and improvements are calculated over lives ranging from the life of the lease to 40 years.
(2) Includes the unamortized balance of the historical fair value adjustment totaling approximately $27.7 million.

Boston Properties, Inc.
Real Estate and Accumulated Depreciation
December 31, 2010
(dollars in thousands)

A summary of activity for real estate and accumulated depreciation is as follows:

	2010	2009	2008
Real Estate:			
Balance at the beginning of the year	$11,075,879	$10,602,278	$10,231,881
Additions to/improvements of real estate	1,669,926	481,237	620,633
Assets sold/written-off	(4,913)	(7,636)	(250,236)
Balance at the end of the year	$12,740,892	$11,075,879	$10,602,278
Accumulated Depreciation:			
Balance at the beginning of the year	$ 2,020,056	$ 1,755,600	$ 1,519,795
Depreciation expense	292,561	269,394	258,789
Assets sold/written-off	(3,952)	(4,938)	(22,984)
Balance at the end of the year	$ 2,308,665	$ 2,020,056	$ 1,755,600

Note: Real Estate and Accumulated Depreciation amounts do not include Furniture, Fixtures and Equipment.

(b) Exhibits

3.1	Form of Amended and Restated Certificate of Incorporation of Boston Properties, Inc. (Incorporated by reference to Exhibit 3.1 to Boston Properties, Inc.'s Registration Statement on Form S-11, File No. 333-25279.)
3.2	Amended and Restated Certificate of Designations of Series E Junior Participating Cumulative Preferred Stock of Boston Properties, Inc. (Incorporated by reference to Exhibit 3.1 to Boston Properties, Inc.'s Current Report on Form 8-K filed on June 18, 2007.)
3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Boston Properties, Inc. (Incorporated by reference to Exhibit 3.1 to Boston Properties, Inc.'s Current Report on Form 8-K filed on May 20, 2010.)
3.4	Second Amended and Restated Bylaws of Boston Properties, Inc. (Incorporated by reference to Exhibit 3.1 to Boston Properties, Inc.'s Current Report on Form 8-K filed on October 24, 2008.)
3.5	Amendment to Second Amended and Restated By-laws of Boston Properties, Inc. (Incorporated by reference to Exhibit 3.2 to Boston Properties, Inc.'s Current Report on Form 8-K filed on May 20, 2010.)
4.1	Shareholder Rights Agreement, dated as of June 18, 2007, between Boston Properties, Inc. and Computershare Trust Company, N.A., as Rights Agent. (Incorporated by reference to Exhibit 4.1 to Boston Properties, Inc.'s Current Report on Form 8-K filed on June 18, 2007.)
4.2	Form of Certificate of Designations for Series A Preferred Stock. (Incorporated by reference to Exhibit 99.26 to Boston Properties, Inc.'s Current Report on Form 8-K filed on November 25, 1998.)
4.3	Form of Common Stock Certificate. (Incorporated by reference to Exhibit 4.3 to Boston Properties, Inc.'s Registration Statement on Form S-11, File No. 333-25279.)
4.4	Indenture, dated as of December 13, 2002, by and between Boston Properties Limited Partnership and The Bank of New York, as Trustee. (Incorporated by reference to Exhibit 4.1 to Boston Properties, Inc.'s Current Report on Form 8-K/A filed on December 13, 2002.)
4.5	Supplemental Indenture No. 1, dated as of December 13, 2002, by and between Boston Properties Limited Partnership and The Bank of New York, as Trustee, including a form of the 6.25% Senior Note due 2013. (Incorporated by reference to Exhibit 4.2 to Boston Properties, Inc.'s Current Report on Form 8-K/A filed on December 13, 2002.)
4.6	Supplemental Indenture No. 2, dated as of January 17, 2003, by and between Boston Properties Limited Partnership and The Bank of New York, as Trustee, including a form of the 6.25% Senior Note due 2013. (Incorporated by reference to Exhibit 4.1 to Boston Properties, Inc.'s Current Report on Form 8-K filed on January 23, 2003.)
4.7	Supplemental Indenture No. 3, dated as of March 18, 2003, by and between Boston Properties Limited Partnership and The Bank of New York, as Trustee, including a form of the 5.625% Senior Note due 2015. (Incorporated by reference to Exhibit 4.6 to Boston Properties Limited Partnership's Amendment No. 3 to Form 10 filed on May 13, 2003.)
4.8	Supplemental Indenture No. 4, dated as of May 22, 2003, by and between Boston Properties Limited Partnership and The Bank of New York, as Trustee, including a form of the 5.00% Senior Note due 2015. (Incorporated by reference to Exhibit 4.2 to Boston Properties Limited Partnership's Form S-4 filed on June 13, 2003, File No. 333-106127.)
4.9	Supplemental Indenture No. 5, dated as of April 6, 2006, by and between Boston Properties Limited Partnership and The Bank of New York Trust Company, N.A., as Trustee, including a form of the 3.75% Exchangeable Senior Note due 2036. (Incorporated by reference to Exhibit 4.1 to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on May 10, 2006.)

4.10	Supplemental Indenture No. 6, dated February 6, 2007, by and between Boston Properties Limited Partnership and The Bank of New York Trust Company, N.A., as Trustee, including a form of the 2.875% Exchangeable Senior Note due 2037. (Incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K of Boston Properties Limited Partnership filed on February 6, 2007.)
4.11	Supplemental Indenture No. 7, dated as of August 19, 2008, between the Company and the Trustee, including a form of the 3.625% Exchangeable Senior Note due 2014. (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Boston Properties Limited Partnership filed on August 20, 2008.)
4.12	Supplemental Indenture No. 8, dated as of October 9, 2009, between Boston Properties Limited Partnership and The Bank of New York Mellon Trust Company, N.A., as Trustee, including a form of the 5.875% Senior Note due 2019. (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Boston Properties Limited Partnership filed on October 9, 2009.)
4.13	Supplemental Indenture No. 9, dated as of April 19, 2010, between Boston Properties Limited Partnership and The Bank of New York Mellon Trust Company, N.A., as Trustee, including a form of the 5.625% Senior Note due 2020. (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Boston Properties Limited Partnership filed on April 19, 2010.)
4.14	Supplemental Indenture No. 10, dated as of November 18, 2010, between Boston Properties Limited Partnership and The Bank of New York Mellon Trust Company, N.A., as Trustee, including a form of the 4.125% Senior Note due 2021 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Boston Properties Limited Partnership filed on November 18, 2010).
4.15	Registration Rights Agreement, dated as of February 6, 2007, among Boston Properties Limited Partnership, Boston Properties, Inc., JP Morgan Securities Inc. and Morgan Stanley & Co. Incorporated. (Incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K of Boston Properties Limited Partnership filed on February 6, 2007.)
4.16	Registration Rights Agreement, dated as of August 19, 2008, among the Company, Boston Properties, Inc., JP Morgan Securities Inc., Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc., as the representatives of the initial purchasers of the Notes. (Incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K of Boston Properties Limited Partnership filed on August 20, 2008.)
10.1	Second Amended and Restated Agreement of Limited Partnership of Boston Properties Limited Partnership, dated as of June 29, 1998. (Incorporated by reference to Exhibit 99.1 to Boston Properties, Inc.'s Current Report on Form 8-K filed on July 15, 1998.)
10.2	Certificate of Designations for the Series Two Preferred Units, dated November 12, 1998, constituting an amendment to the Second Amended and Restated Agreement of Limited Partnership of Boston Properties Limited Partnership. (Incorporated by reference to Exhibit 99.24 to Boston Properties, Inc.'s Current Report on Form 8-K filed on November 25, 1998.)
10.3*	Forty-Seventh Amendment to the Second Amended and Restated Agreement of Limited Partnership of Boston Properties Limited Partnership, dated as of April 11, 2003, by Boston Properties, Inc., as general partner. (Incorporated by reference to Exhibit 10.1 to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on August 14, 2003.)
10.4*	Seventy-Seventh Amendment to the Second Amended and Restated Agreement of Limited Partnership of Boston Properties Limited Partnership, dated as of January 24, 2008, by Boston Properties, Inc., as general partner. (Incorporated by reference to Exhibit 10.3 to Boston Properties, Inc.'s Current Report on Form 8-K filed on January 29, 2008.)
10.5	Ninety-Eighth Amendment to the Second Amended and Restated Agreement of Limited Partnership of Boston Properties Limited Partnership, dated as of October 21, 2010. (Incorporated by reference to Exhibit 10.1 to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on November 5, 2010.)

10.6*	Second Amendment and Restatement of Boston Properties, Inc. 1997 Stock Option and Incentive Plan. (Incorporated by reference to Exhibit A to Boston Properties, Inc.'s Proxy Statement on Schedule 14A filed on April 6, 2007.)
10.7*	Form of 2008 Outperformance Award Agreement. (Incorporated by reference to Exhibit 10.1 to Boston Properties, Inc.'s Current Report on Form 8-K filed on January 29, 2008.)
10.8*	Form of 2011 Outperformance Award Agreement. (Incorporated by reference to Exhibit 10.1 to Boston Properties, Inc.'s Current Report on Form 8-K filed on January 21, 2011.)
10.9*	Boston Properties, Inc. 1999 Non-Qualified Employee Stock Purchase Plan. (Incorporated by reference to Exhibit 10.59 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on March 15, 2005.)
10.10*	First Amendment to the Boston Properties, Inc. 1999 Non-Qualified Employee Stock Purchase Plan. (Incorporated by reference to Exhibit 10.60 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on March 15, 2005.)
10.11*	Second Amendment to the Boston Properties, Inc. 1999 Non-Qualified Employee Stock Purchase Plan. (Incorporated by reference to Exhibit 10.61 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on March 15, 2005.)
10.12*	Boston Properties Deferred Compensation Plan, Amended and Restated Effective as of January 1, 2009. (Incorporated by reference to Exhibit 10.10 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on March 2, 2009.)
10.13*	Employment Agreement by and between Mortimer B. Zuckerman and Boston Properties, Inc. dated as of January 17, 2003. (Incorporated by reference to Exhibit 10.7 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on February 27, 2003.)
10.14*	First Amendment to Employment Agreement, dated as of November 1, 2007, by and between Boston Properties, Inc. and Mortimer B. Zuckerman. (Incorporated by reference to Exhibit 10.1 to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on November 9, 2007.)
10.15*	Second Amendment to Employment Agreement, dated as of December 15, 2008, by and between Boston Properties, Inc. and Mortimer B. Zuckerman. (Incorporated by reference to Exhibit 10.13 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on March 2, 2009.)
10.16*	Employment Agreement by and between Douglas T. Linde and Boston Properties, Inc. dated as of November 29, 2002. (Incorporated by reference to Exhibit 10.12 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on February 27, 2003.)
10.17*	First Amendment to Employment Agreement, dated as of November 1, 2007, by and between Boston Properties, Inc. and Douglas T. Linde. (Incorporated by reference to Exhibit 10.3 to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on November 9, 2007.)
10.18*	Second Amendment to Employment Agreement, dated as of December 15, 2008, by and between Boston Properties, Inc. and Douglas T. Linde. (Incorporated by reference to Exhibit 10.19 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on March 2, 2009.)
10.19*	Amended and Restated Employment Agreement by and between Raymond A. Ritchey and Boston Properties, Inc. dated as of November 29, 2002. (Incorporated by reference to Exhibit 10.15 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on February 27, 2003.)
10.20*	First Amendment to Amended and Restated Employment Agreement, dated as of November 1, 2007, by and between Boston Properties, Inc. and Raymond A. Ritchey. (Incorporated by reference to Exhibit 10.4 to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on November 9, 2007.)

10.21* Second Amendment to Amended and Restated Employment Agreement, dated as of December 15, 2008, by and between Boston Properties, Inc. and Raymond A. Ritchey. (Incorporated by reference to Exhibit 10.22 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on March 2, 2009.)

10.22* Amended and Restated Employment Agreement by and between E. Mitchell Norville and Boston Properties, Inc. dated as of August 25, 2005. (Incorporated by reference to Exhibit 10.1 to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on November 9, 2005.)

10.23* First Amendment to Amended and Restated Employment Agreement, dated as of November 1, 2007, by and between Boston Properties, Inc. and E. Mitchell Norville. (Incorporated by reference to Exhibit 10.5 to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on November 9, 2007.)

10.24* Second Amendment to Amended and Restated Employment Agreement, dated as of December 15, 2008, by and between Boston Properties, Inc. and E. Mitchell Norville. (Incorporated by reference to Exhibit 10.25 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on March 2, 2009.)

10.25* Employment Agreement by and between Michael E. LaBelle and Boston Properties, Inc. dated as of January 24, 2008. (Incorporated by reference to Exhibit 10.2 to Boston Properties, Inc.'s Current Report on Form 8-K filed on January 29, 2008.)

10.26* First Amendment to Employment Agreement, dated as of December 15, 2008, by and between Boston Properties, Inc. and Michael E. LaBelle. (Incorporated by reference to Exhibit 10.27 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on March 2, 2009.)

10.27* Employment Agreement by and between Peter D. Johnston and Boston Properties, Inc. dated as of August 25, 2005. (Incorporated by reference to Exhibit 10.2 to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on November 9, 2005.)

10.28* First Amendment to Employment Agreement, dated as of November 1, 2007, by and between Boston Properties, Inc. and Peter D. Johnston. (Incorporated by reference to Exhibit 10.6 to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on November 9, 2007.)

10.29* Second Amendment to Employment Agreement, dated as of December 15, 2008, by and between Boston Properties, Inc. and Peter D. Johnston. (Incorporated by reference to Exhibit 10.30 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on March 2, 2009.)

10.30* Employment Agreement by and between Bryan J. Koop and Boston Properties, Inc. dated as of November 29, 2002. (Incorporated by reference to Exhibit 10.10 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on February 27, 2003.)

10.31* First Amendment to Employment Agreement, dated as of November 1, 2007, by and between Boston Properties, Inc. and Bryan J. Koop. (Incorporated by reference to Exhibit 10.7 to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on November 9, 2007.)

10.32* Second Amendment to Employment Agreement, dated as of December 15, 2008, by and between Boston Properties, Inc. and Bryan J. Koop. (Incorporated by reference to Exhibit 10.33 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on March 2, 2009.)

10.33* Amended and Restated Employment Agreement by and between Robert E. Selsam and Boston Properties, Inc. dated as of November 29, 2002. (Incorporated by reference to Exhibit 10.16 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on February 27, 2003.)

10.34* First Amendment to Amended and Restated Employment Agreement, dated as of November 1, 2007, by and between Boston Properties, Inc. and Robert E. Selsam. (Incorporated by reference to Exhibit 10.8 to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on November 9, 2007.)

10.35*	Second Amendment to Amended and Restated Employment Agreement, dated as of December 15, 2008, by and between Boston Properties, Inc. and Robert E. Selsam. (Incorporated by reference to Exhibit 10.36 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on March 2, 2009.)
10.36*	Compensation Agreement between Boston Properties, Inc. and Robert E. Selsam, dated as of August 10, 1995 relating to 90 Church Street. (Incorporated by reference to Exhibit 10.26 to Boston Properties, Inc.'s Registration Statement on Form S-11, File No. 333-25279.)
10.37*	Employment Agreement by and between Robert E. Pester and Boston Properties, Inc. dated as of December 16, 2002. (Incorporated by reference to Exhibit 10.14 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on February 27, 2003.)
10.38*	First Amendment to Employment Agreement, dated as of November 1, 2007, by and between Boston Properties, Inc. and Robert E. Pester. (Incorporated by reference to Exhibit 10.9 to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on November 9, 2007.)
10.39*	Second Amendment to Employment Agreement, dated as of December 15, 2008, by and between Boston Properties, Inc. and Robert E. Pester. (Incorporated by reference to Exhibit 10.40 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on March 2, 2009.)
10.40*	Employment Agreement by and between Mitchell S. Landis and Boston Properties, Inc. dated as of November 26, 2002. (Incorporated by reference to Exhibit 10.11 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on February 27, 2003.)
10.41*	First Amendment to Employment Agreement, dated as of November 1, 2007, by and between Boston Properties, Inc. and Mitchell S. Landis. (Incorporated by reference to Exhibit 10.10 to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on November 9, 2007.)
10.42*	Second Amendment to Employment Agreement, dated as of December 15, 2008, by and between Boston Properties, Inc. and Mitchell S. Landis. (Incorporated by reference to Exhibit 10.43 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on March 2, 2009.)
10.43*	Senior Executive Severance Agreement by and among Boston Properties, Inc., Boston Properties Limited Partnership and Mortimer B. Zuckerman. (Incorporated by reference to Exhibit 10.17 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on February 27, 2003.)
10.44*	First Amendment to the Senior Executive Severance Agreement, dated as of November 1, 2007, by and among Boston Properties, Inc., Boston Properties Limited Partnership and Mortimer B. Zuckerman. (Incorporated by reference to Exhibit 10.11 to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on November 9, 2007.)
10.45*	Second Amendment to the Senior Executive Severance Agreement, dated as of December 15, 2008, by and among Boston Properties, Inc., Boston Properties Limited Partnership and Mortimer B. Zuckerman. (Incorporated by reference to Exhibit 10.46 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on March 2, 2009.)
10.46*	Boston Properties, Inc. Senior Executive Severance Plan. (Incorporated by reference to Exhibit 10.19 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on February 27, 2003.)
10.47*	First Amendment to the Boston Properties, Inc. Senior Executive Severance Plan, dated as of October 18, 2007. (Incorporated by reference to Exhibit 10.13 to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on November 9, 2007.)
10.48*	Second Amendment to the Boston Properties, Inc. Senior Executive Severance Plan, dated as of December 15, 2008. (Incorporated by reference to Exhibit 10.52 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on March 2, 2009.)

10.49*	Boston Properties, Inc. Executive Severance Plan, dated as of July 30, 1998. (Incorporated by reference to Exhibit 10.20 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on February 27, 2003.)
10.50*	First Amendment to the Boston Properties, Inc. Executive Severance Plan, dated as of October 18, 2007. (Incorporated by reference to Exhibit 10.14 to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on November 9, 2007.)
10.51*	Boston Properties, Inc. Officer Severance Plan, dated as of July 30, 1998. (Incorporated by reference to Exhibit 10.15 to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on November 9, 2007.)
10.52*	First Amendment to the Boston Properties, Inc. Officer Severance Plan, dated as of October 18, 2007. (Incorporated by reference to Exhibit 10.16 to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on November 9, 2007.)
10.53*	Second Amendment to the Boston Properties, Inc. Officer Severance Plan, dated as of December 15, 2008. (Incorporated by reference to Exhibit 10.57 to Boston Properties, Inc.'s Annual Report on Form 10-K filed on March 2, 2009.)
10.54*	Form of Indemnification Agreement by and among Boston Properties, Inc., Boston Properties Limited Partnership and certain officers and directors of the Company. (Incorporated by reference to Exhibit 10.1 to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on August 9, 2004.)
10.55*	Director Appointment Agreement, dated as of January 20, 2011, by and between Matthew J. Lustig and Boston Properties, Inc. (filed herewith).
10.56	Fifth Amended and Restated Revolving Credit Agreement, dated as of August 3, 2006, among Boston Properties Limited Partnership and the banks identified therein and Bank of America, N.A. as administrative agent, swingline lender and fronting bank, JPMorgan Chase Bank, N.A. as syndication agent, and Eurohypo AG-New York Branch, Keybank National Association, Wells Fargo Bank National Association as documentation agents, with The Bank of New York, Citicorp North America, Inc., Citizens Bank of Massachusetts, Deutsche Bank Trust Company, PNC Bank-National Association as co-managing agents and J.P. Morgan Securities Inc. and Banc of America Securities LLC acting as joint lead arrangers and joint bookrunners. (Incorporated by reference to Exhibit 10.2 to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on August 9, 2006.)
10.57	Commitment Increase Agreement, dated as of June 6, 2008, among Boston Properties Limited Partnership and the lenders identified therein. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Boston Properties, Inc. filed on June 12, 2008.)
10.58	Commitment Increase Agreement, dated as of July 21, 2008, among Boston Properties Limited Partnership and the lenders identified therein. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Boston Properties, Inc. filed on July 23, 2008.)
10.59	Purchase and Sale Agreement, dated as of October 4, 2010, between 100 & 200 Clarendon LLC, a Delaware limited liability company, and Boston Properties Limited Partnership, a Delaware limited partnership. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Boston Properties, Inc. filed on October 8, 2010.)
12.1	Statement re Computation of Ratios. (Filed herewith.)
21.1	Subsidiaries of Boston Properties Limited Partnership. (Filed herewith.)
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting firm. (Filed herewith.)

31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith.)
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith.)
32.1	Section 1350 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Furnished herewith.)
32.2	Section 1350 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Furnished herewith.)
101	The following materials from Boston Properties, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2010 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Stockholders' Equity, (iv) the Consolidated Statements of Comprehensive Income (v) the Consolidated Statements of Cash Flows, and (vi) related notes to these financial statements.
	As provided in Rule 406T of Regulation S-T, this information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.

---

* Indicates management contract or compensatory plan or arrangement required to be filed or incorporated by reference as an exhibit to this Form 10-K pursuant to Item 15(b) of Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant, Boston Properties, Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Boston Properties, Inc.

Date: February 25, 2011

By: /s/ MICHAEL E. LABELLE

Michael E. LaBelle
Senior Vice President, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant, and in the capacities and on the dates indicated.

February 25, 2011

By: /s/ MORTIMER B. ZUCKERMAN

Mortimer B. Zuckerman
Chairman of the Board and Chief Executive Officer

By: /s/ DOUGLAS T. LINDE

Douglas T. Linde
Director and President

By: /s/ LAWRENCE S. BACOW

Lawrence S. Bacow
Director

By: /s/ ZOË BAIRD

Zoë Baird
Director

By: /s/ CAROL B. EINIGER

Carol B. Einiger
Director

By: /s/ DR. JACOB A. FRENKEL

Dr. Jacob A. Frenkel
Director

By: ____________________

Matthew J. Lustig
Director

By: /s/ ALAN J. PATRICOF

Alan J. Patricof
Director

By: /s/ MARTIN TURCHIN

Martin Turchin
Director

By: /s/ DAVID A. TWARDOCK

David A. Twardock
Director

By: /s/ MICHAEL E. LABELLE

Michael E. LaBelle
Senior Vice President, Chief Financial Officer and Principal Financial Officer

By: /s/ ARTHUR S. FLASHMAN

Arthur S. Flashman
Vice President, Controller and Principal Accounting Officer

Exhibit 31.1

CERTIFICATION

I, Mortimer B. Zuckerman, certify that:

1. I have reviewed this annual report on Form 10-K of Boston Properties, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2011

/s/ MORTIMER B. ZUCKERMAN

Mortimer B. Zuckerman
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Michael E. LaBelle, certify that:

1. I have reviewed this annual report on Form 10-K of Boston Properties, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2011

/s/ MICHAEL E. LABELLE

Michael E. LaBelle
Chief Financial Officer

Corporate Information

Corporate Counsel

Goodwin Procter LLP
Exchange Place
53 State Street
Boston, MA 02109

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
125 High Street
Boston, MA 02110

Transfer Agent and Registrar

Registered shareholders with questions about their account or inquiries related to our Dividend Reinvestment and Stock Purchase Plan should contact:

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940
(888) 485-2389
www.computershare.com

Investor Relations

Investor inquiries may be directed to:

Investor Relations
Boston Properties
800 Boylston Street, Suite 1900
Boston, MA 02199
(617) 236-3322
investorrelations@bostonproperties.com

You may also contact us through our website at www.bostonproperties.com.

Form 10-K

Boston Properties' Form 10-K is incorporated herein and has been filed with the Securities and Exchange Commission. Additional copies of the Annual Report and Form 10-K may be obtained from the Company free of charge by calling Investor Relations at (617) 236-3322; or by submitting a request through the Contact feature on the Company's website at www.bostonproperties.com.

Stock Information

Our common stock is listed on the New York Stock Exchange (NYSE) under the ticker symbol "BXP." On January 31, 2011, the closing sale price per common share on the NYSE was $94.37 and there were approximately 1,559 common shareholders of record. This does not include the number of persons whose shares are held in nominee or "street name" accounts through banks or brokers. The table below sets forth the quarterly high and low sales prices and distributions per share for fiscal year 2010.

2010	Quarter Ended	High	Low	Distributions
	December 31	$91.45	$81.02	$0.50
	September 30	$89.26	$68.47	$0.50
	June 30	$83.42	$70.91	$0.50
	March 31	$78.22	$61.50	$0.50

Annual Meeting of Shareholders

The annual meeting of shareholders of Boston Properties, Inc. will be held on May 17, 2011 at 10:00 a.m. at 601 Lexington Avenue, 14th floor, New York, NY.


Boston Properties

An Equal Opportunity and Affirmative Action Employer


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Boston Properties

Corporate Headquarters



Boston
800 Boylston Street
at The Prudential Center
Boston, MA 02199
(617) 236-3300
www.bostonproperties.com

Regional Offices



Boston
800 Boylston Street
at The Prudential Center
Boston, MA 02199
(617) 236-3300



San Francisco
Four Embarcadero Center
San Francisco, CA 94111
(415) 772-0700



New York
599 Lexington Avenue
New York, NY 10022
(212) 326-4000



Princeton
302 Carnegie Center
Princeton, NJ 08540
(609) 452-1444



Washington, DC
505 9th Street, NW
Washington, DC 20004
(202) 585-0800

